SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2009
BT Group plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X              Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No X
     Enclosure: BT Group plc – Annual Report and Form 20-F 2009 as sent to shareholders

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By: Name:	/s/ Alan Scott Alan Scott
Title:	Deputy Secretary
Date: May 27, 2009

Bringing it all together

BT Group plc Annual Report & Form 20-F 2009

BT GROUP PLC ANNUAL REPORT & FORM 20-F

BT GROUP PLC ANNUAL REPORT & FORM 20-F

BT Group plc
Annual Report
& Form 20-F
2009
BT Group plc is a public limited company registered in England and Wales and listed on the London and New York stock exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of O2 in November 2001, the continuing activities of BT were transferred to BT Group plc.
     British Telecommunications plc is a wholly owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in British Telecommunications plc in three public offerings.
     This is the Annual Report for the year ended 31 March 2009. It complies with UK regulations and is the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations. This Annual Report has been sent to shareholders who have elected to receive a copy. A separate Summary financial statement & notice of meeting 2009 has been issued to all shareholders.
     In this Annual Report, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.
     References to a year are to the financial year ended 31 March of that year, eg ‘2009’ refers to the year ended 31 March 2009. Unless otherwise stated, all non-financial statistics are at 31 March 2009. Please see cautionary statement regarding forward-looking statements on page 148.
     A number of measures quoted in this Annual Report are ‘non-GAAP’ measures. The Directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management. These include EBITDA, adjusted EBITDA, adjusted operating profit, adjusted profit before taxation, adjusted earnings per share, net debt and free cash flow. The rationale for using non-GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 33 to 35, 39, 41, 47 and 48.

2	Financial summary
3	Chairman’s message
4	Chief Executive’s statement
5	This is BT
6	How we are structured

8	Business review
26	Other matters
32	Financial review

50	Board of Directors and Operating Committee
52	The Board
54	Report of the Audit Committee
56	Report of the Nominating Committee
56	Report of the Committee for Responsible and Sustainable Business
57	Report on directors’ remuneration
70	Directors’ information
71	Business policies
74	Shareholders and Annual General Meeting

76	Statement of directors’ responsibilities
77	Report of the independent auditors – consolidated financial statements
79	Consolidated financial statements
136	Glossary of terms and US equivalents
137	Report of the independent auditors – parent company
138	Financial statements of BT Group plc
141	Subsidiary undertakings and associate
142	Quarterly analysis of revenue and profit
143	Selected financial data
145	Financial statistics
146	Operational statistics

148	Information for shareholders
160	Cross reference to Form 20-F
163	Glossary of terms
166	Index

OVERVIEW
FINANCIAL SUMMARY

	2009	2008
	£m	£m

Revenue	£21,390	£20,704

EBITDA[a]
– adjusted[b,c]	£5,348	£5,784
– reported	£3,301	£5,245

Profit (loss) before taxation
– adjusted[b,c]	£1,877	£2,506
– reported	£(134)	£1,976

Earnings (loss) per share
– adjusted[b,c]	18.4p	23.9p
– reported	(1.1)p	21.5p

Full year proposed dividend	6.5p	15.8p

Key performance indicators

Key points

▶	Revenue growth of 3%

▶	EBITDA decline due to the unacceptable performance of BT Global Services

▶	The rest of the business delivered a good performance in spite of the economic downturn

▶	BT Global Services contract and financial review charges of £1.6bn and a specific item restructuring charge of £280m

▶	Pension deficit payments of £525m per annum for the next three years

▶	Full year proposed dividend of 6.5p per share

[a]	EBITDA: Earnings before interest, taxation, depreciation and amortisation.

[b]	Items presented as ‘adjusted’ are stated before contract and financial review charges recorded within BT Global Services and specific items.

[c]	Adjusted EBITDA, adjusted profit before taxation, adjusted earnings per share and free cash flow are non-GAAP measures. The rationale for using non-GAAP measures and reconciliations to the most directly comparable IFRS indicators are provided in the Financial review on pages 33-35, 39, 41, 47 and 48.
2     BT GROUP PLC ANNUAL REPORT & FORM 20-F

OVERVIEW
CHAIRMAN’S MESSAGE

The world looks a very different place than it did a year ago. Global trade has contracted for the first time in many decades. Financial markets have been in turmoil and trading conditions worldwide remain extremely challenging. Against this background, the importance of defending free trade and fighting for regulation that promotes investment and encourages competition has never been greater.
     Our management team not only understands the challenges, but also sees the opportunities that lie ahead. Three out of our four principal divisions (BT Retail, BT Wholesale and Openreach) are delivering well. Management’s highest attention is now directed towards returning BT Global Services, our one under performing division, to profitable growth.
     We have agreed with the Trustee of the BT Pension Scheme the pension contributions for the next three years, enabling the Board to announce a sustainable dividend policy.
     The proposed final dividend of 1.1p gives a full year dividend of 6.5p which rebases dividend payments to a level which we are confident is sustainable. The Board is committed to delivering attractive returns for shareholders and believes that the operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as investing in the business, reducing debt and supporting the pension scheme.
Regulation
It is clear how important the 2005 Telecommunications Strategic Review by Ofcom has been in establishing the UK as the most competitive telecommunications market in the world. While the price of other utilities has soared, the price of communications has fallen sharply. New market entrants have flourished, encouraged by low wholesale prices and incentives to invest in unbundled local loops. Britain has more companies competing in the same space than any comparator country.
     Now a healthy debate is underway about the investment needed to deliver the next generation of broadband services. These will be carried largely over fibre optic cables able to deliver speeds of up to 100Mb compared with a typical speed of 4-5Mb today. This investment will provide the UK with the world class IT infrastructure it will need to thrive as a knowledge-based society.
     It is essential that the regulatory environment encourages investment. This means that BT and others must have the potential to make a return for shareholders that is commensurate with the risk involved. We need a level playing field in the UK’s fast moving market which allows every company to compete on equal terms and makes sure that new monopolies are not allowed to emerge. We also need regulation to move at the same speed as the market is evolving.
     In our overseas markets, particularly in the rest of Europe and in North America, regulators must do more to encourage fair competition. BT should be able to invest and compete in any other country, in the same unrestricted manner that overseas companies can invest and compete in the UK.
A sustainable business
BT has a proud record of contributing to the communities in which we work and of building a sustainable business. We believe our services are an important part of the solution to climate change.
     Thousands of our people are involved in voluntary work and I am keen to build on this heritage and make sure that as a global business BT’s Better World Campaign takes a genuinely global view.
Your Board
In December 2008, we welcomed Tony Chanmugam to the Board as Group Finance Director in succession to Hanif Lalani who had become Chief Executive, BT Global Services.
     Since joining BT I have been extremely fortunate to have as my Deputy Chairman, Maarten van den Bergh who is stepping down from the Board at the conclusion of this year’s AGM in July. Maarten has been a tremendous asset to the Board having served as senior independent director since 2006 and as Chairman of both the Board’s Pension Scheme Performance Review Group and Remuneration Committee. I would like to thank him for almost nine years of distinguished service.
     I would also like to express my gratitude to Matti Alahuhta who has decided to step down at the end of May having served as a non executive director for just over three years. His telecommunications industry and international experience have been of great value to the Board and we wish him well.
     I am working with the Nominating Committee to strengthen your Board following these departures and we will announce new appointments shortly.
     My thanks also go to the rest of the Board for their extremely hard work during the last challenging months. I would also like to pay tribute to the BT staff. Everywhere I go I have been struck by their passion and commitment. I am confident in their ability to build on BT’s many strengths in the future.
The future
BT is in business for the long-term. We invest billions of pounds into the UK’s IT infrastructure for the long-term. We are seeking the regulatory certainty which will support long-term business decisions. And we want long-term relationships with our customers that are based on excellent service, and on our enduring commitment to helping them thrive in this fast changing world.
Sir Michael Rake
Chairman
13 May 2009

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     3

OVERVIEW
CHIEF EXECUTIVE’S STATEMENT

The actions we have taken will enable BT to come out of this recession a stronger and better business.

There’s no doubt about it, this has been a tough year. A tough year for BT Group, a tough year for the economy and a tough year for our shareholders.
     But there are good reasons to look forward with optimism. Taken together, BT Retail, BT Wholesale and Openreach have delivered a resilient performance. That despite the economic downturn. However this success was overshadowed by the performance at BT Global Services. Because of this we have had to take a number of very substantial charges. These have not been comfortable, but were necessary to establish the solid foundations from which we can now build a profitable business.
Meeting our customers’ needs
The markets in which we operate are changing fast and we need to move with them. In the UK we have the most competitive communications market in the world. Thanks largely to BT’s investment, the UK now has some of the highest broadband availability and take up in the world as well as some of the lowest prices. Speeds are improving all the time, and our new fibre based services will deliver a next generation of super-fast broadband, bringing speeds of up to 100Mb to people’s homes.
     We have made real improvements in customer service, and we are going to do much more. Let me give you a couple of examples. Three years ago you could expect a fault on your telephone line once every nine years. That’s now improved to once every 13 years. By the end of the financial year, 97% of our customers were getting through on their first call, complaints were down and customer satisfaction had improved significantly. And on Christmas Day 2008 we recorded our lowest ever number of outstanding network faults.
     When our service improves, our customers are happy, more people want to do business with us, and also we can reduce our costs. That’s because when we get our services right first time, the number of people phoning our call centres falls and the number of engineers we need to send out to fix things declines. That’s just as true for the biggest customer of BT Global Services or BT Wholesale as it is for a family buying a broadband service from us. We have made significant progress, but this is most definitely not the end of our journey to make BT a leader in customer service.
New opportunities
Even in the most difficult economic circumstances a diverse and agile business will find opportunities to grow and improve the service it delivers to its customers. A really good example is BT Conferencing which is strongly growing both revenues and profits and is now the world’s biggest provider of videoconferencing. Using the latest technology we are meeting the needs of companies all around the world. Helping customers save money by cutting travel costs and reducing their carbon footprint.
     Another example is our Business One Plan service, which is the UK’s first triple play of landline, mobile and broadband for small and medium-sized businesses. It launched three years ago and in 2009 added free calls within an organisation – even between offices and mobile workers – a significant saving. Over a million business lines are now using this service and more than 2,500 new customers sign up each week. In our consumer business the new BT Home Hub has been ordered by over 800,000 customers since its launch last June. It has the best wireless range on offer, and allows customers to save power by programming it to switch off when it’s not being used.
     These are just a few examples of BT seizing opportunities and delivering great service in the UK and around the globe. I was particularly pleased that Telemark Services, an industry analyst, has just rated BT Global Services the best operator in the world in its Customer Satisfaction Index with the highest score ever awarded.
A better business, a better future
In order to transform the company, we need to drive significant cost saving. Regretfully this has meant a reduction in our workforce. However, we have sought to retrain and redeploy permanent staff whenever we can. That has meant that in the past year only a third of the reduction came from our permanent staff, with the rest made up of contractors and third-party resource.
     So in the past year we have taken some tough decisions and we have taken some bold decisions too. Like investing £1.5bn in fibre based super-fast broadband. There are certainly plenty of challenges, but I believe that the actions we have taken will enable BT to come out of this recession a stronger and better business.
Ian Livingston
Chief Executive
13 May 2009
4     BT GROUP PLC ANNUAL REPORT & FORM 20-F

OVERVIEW
THIS IS BT
BT is one of the world’s leading communications services companies. In the UK, we are the largest communications service provider to the residential and business markets. The BT brand is one of the most trusted in the UK. Around the world, we are a major supplier of networked IT services to government departments and multinational companies.

About us

Our customers and our shareholders are at the heart of everything we do.

15m
customers

We have around 15 million customers, ranging from individual consumers with a single phone line, to government departments and some of the world's largest multinationals.

We have over one million shareholders, from individual private investors to major institutional investors.

17%
group-wide right first time performance increase in 2009

We aim to offer an excellent customer experience every time. Customer service is one of the key measures by which we determine the performance of our business. At the heart of the service we offer is a commitment to getting it right first time for our customers.

Our services range from:

- providing a single residential phone line, to delivering global networked IT services to major multinationals
- developing phones for the elderly and disabled, to offering super-fast broadband speeds to millions of customers
- developing innovative call packages for homes and businesses, to providing managed services that help our wholesale customers serve their customers
- offering state-of-the-art videoconferencing and telepresence systems, to building the UK's largest on-demand TV service
- facilitating online trading communities, to enabling Openzone customers to access wireless broadband around the world.

External revenue by line of business

Openreach
5%
BT Wholesale
16%
BT Retail
38%
BT Global Services
41%

External revenue by customer segment

Business
12%
Consumer
23%
Wholesaler/carrier
25%
Major corporate
40%

Doing business sustainably

We aim to do business in an ethical and sustainable way, in accordance with our published code of practice – *The Way We Work*. Not only do we believe that it's the right thing to do, we also believe it's good for BT, good for customers, good for shareholders and good for the communities in which we operate.

For example, we were one of the first companies in the UK to achieve the new, independently assessed Carbon Trust Standard certification in recognition of our work on reducing our emissions.

CARBON TRUST STANDARD — REDUCING CO2 YEAR ON YEAR

CommunityMark — developed by Business in the Community

Dow Jones Sustainability Indexes — Member 2008/09

THE QUEEN'S AWARDS FOR ENTERPRISE: SUSTAINABLE DEVELOPMENT 2008

Networks and innovation

128m km
copper wire

£1.1bn
invested in innovation

- We have the most comprehensive fixed-line communications network in the UK, with more than 128m kilometres of copper wire and more than 11m kilometres of optical fibre.
- We have announced plans to build a fibre based, super-fast broadband network, which will be available to around 40% of the UK's homes and businesses by 2012.
- Our MPLS network provides coverage and support in more than 170 countries.
- In 2009, we invested £1.1bn in R&D to support our drive for innovation. This covers everything from scientific research to the development of new products and services.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     5

OVERVIEW
HOW WE ARE STRUCTURED
We meet the needs of our different customer groups through four customer-facing lines of business, supported by two internal functional units. BT Retail, BT Wholesale and Openreach operate mainly in the UK. BT Global Services provides services in more than 170 countries around the world.

We believe that the way we are structured brings us closer to our customers, helps us get it right first time and enhances the customer experience, at the same time as helping us reduce our costs and drive value for our shareholders.
6     BT GROUP PLC ANNUAL REPORT & FORM 20-F

BUSINESS AND FINANCIAL REVIEWS

BUSINESS REVIEW

8	Introduction

8	Our 2009 performance

8	Our focus

9	Maintaining a sustainable business

9	Measuring our performance

9	Outlook

10	How we are structured

10	BT Global Services

13	BT Retail

16	BT Wholesale

17	Openreach

19	BT Design

20	BT Operate

20	Our resources

23	Corporate responsibility

OTHER MATTERS

26	Regulation

27	Competition

28	Branches outside the UK

28	Our relationship with HM Government

28	Legal proceedings

28	Acquisitions and disposals

29	Our property portfolio

29	Principal risks and uncertainties

FINANCIAL REVIEW

32	Summarised group income statement

33	Introduction to the Financial review

33	Group results

36	Other group items

40	Cash flow

41	Balance sheet

44	Taxation

45	Financial risk management

47	Critical accounting policies

47	Alternative performance measures

Please see Cautionary statement regarding forward-looking statements on page 148.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     7

BUSINESS AND FINANCIAL REVIEWS
BUSINESS REVIEW
Falling prices, rising data speeds and constant innovation continue to make the communications marketplace dynamic and intensely competitive. In 2009, we faced the additional challenges of the economic downturn and an unacceptable performance from BT Global Services.

Introduction
BT is a communications services company which operates in more than 170 countries worldwide. We are proud to serve customers that range from some of the largest multinational corporations and public sector organisations in the world, through the small business sector to millions of families and residential customers in the UK.
     We are at the heart of a communications revolution which is continuing to improve the quality of people’s lives and the effectiveness of their businesses. It is our job to bring together the best technology to create services that our customers need while offering them the very best value.
Our 2009 performance
In 2009, in spite of the economic downturn, three of our lines of business – BT Retail, BT Wholesale and Openreach – have each performed well. Both BT Retail and Openreach delivered EBITDA growth while in BT Wholesale the rate of decline in revenue has slowed. This good performance was primarily due to the effective delivery of cost savings. However, these achievements were overshadowed by the unacceptable performance in BT Global Services.
The issues in BT Global Services
During the 2009 financial year, the level of profitability in BT Global Services fell significantly. This was caused by a combination of higher costs, the slow delivery of cost reduction initiatives and worsening economic conditions. This led the Board to conclude that previous estimates of profitability for some of our major contracts were no longer likely to be achieved.
     On page 10 we explain what actions the Board took as a result of these issues and how BT Global Services is being restructured to streamline and refocus the business.
Our focus
We aim to make BT a better business and drive shareholder value by delivering on our current strategic priorities better, faster and cheaper.
These are:

▶	providing excellent customer service

▶	building future networks

▶	becoming more agile.
Providing excellent customer service
Our goal is to provide excellent service in every market in which we operate by putting our customers at the heart of everything we do.
     Every part of BT is taking action to make substantial improvements to the delivery of our services. That means getting things right first time every time, keeping our promises to our customers and meeting or exceeding their expectations.
     We continually track improvements that reflect the real experience of our customers from start to finish. We have made significant progress in the last 12 months across the whole range of our customers and we are determined to make further improvements. In the highly competitive markets in which we operate we believe that being recognised for outstanding customer service is a key differentiator for BT.
     As an example of the progress we are making in the consumer market, the time taken to get through to an adviser fell by 65% in the past year. Our customers experienced a reduction of more than 20% in the number of line faults, which means that a line will go wrong on average just once every 13 years. In the small business market, there was a 20% improvement in the average time to clear telephony network faults, while the average time to provide international multi-protocol label switching (MPLS) services to large business customers reduced by over 40%.
Building future networks
The digital revolution is opening up a world of new possibilities for all our customers. It means people can work together and collaborate more effectively than ever before. They can be entertained and informed in ways that would have been hard to imagine just a few years ago. We think this revolution has only just begun, and we are investing in our networks, systems and services to ensure that they are fit for the future.
     In July 2008, we announced plans to make Britain’s biggest ever investment in a fibre-based super-fast broadband network. We will spend £1.5bn making fibre based services available to around 40% of the UK’s homes and businesses by 2012. This will deliver a range of services with top speeds of up to 100Mb, allowing customers simultaneously to run multiple bandwidth-hungry applications, such as high-definition movies, gaming, complex graphics and videos; all with greatly improved upload as well as download speeds.
     These plans are conditional on our ability to make a proper return on our investment, and we have seen encouraging progress in establishing the right regulatory basis for this investment.
     Super-fast broadband will run on BT’s 21CN infrastructure. 21CN is our next generation global platform and has been at the heart of BT’s transformation for some years.
     We have now completed the new 21CN core network which is a unified software driven platform. It will help us meet our customers’ needs faster and more efficiently whether they are delivered over copper or fibre. It will reduce the time it takes to get new services to market, eliminating duplication and reducing costs.
     Our flagship MPLS network service provides coverage and support around the world from 875 BT managed points of presence and around 2,600 in partnership.
8     BT GROUP PLC ANNUAL REPORT & FORM 20-F

BUSINESS AND FINANCIAL REVIEWS BUSINESS REVIEW

Becoming more agile
Our goal is to combine the strengths of being a large company with the speed and flexibility of a small company. Our people are becoming more agile in the way they work together to serve customers. We are making our company more agile as well, cutting out any bureaucracy that can slow us down. As a result we will be more responsive to customer needs.
     We are continuing to simplify our business to give people more authority and to allow them to do their jobs more effectively.
     As we become a more agile organisation, we reduce our costs as well as the number of people we need to employ. In the past year we have reduced the number of full-time employees by around 5,000. In addition to this, the number of indirect employees working through agencies or third party contractors was reduced by around 10,000, giving a reduction in our total labour resource of some 15,000. We expect further reductions of a similar level in 2010. We have sought to retain our permanent workforce through redeployment and retraining, and will continue to do so. We continue our drive to reduce costs across the business, and made further progress in 2009 towards transforming our cost base.
     Three out of four of our lines of business have made a strong contribution towards the delivery of cost savings, although BT Global Services still has to control costs more tightly and deliver greater savings.
Maintaining a sustainable business
BT is committed to contributing positively to the communities in which it works and to operating in a socially responsible way. We are using communications technology to help create a better, more sustainable world. Our goal is to help meet the challenge of climate change, to promote a more inclusive society and to enable sustainable economic growth.
     We believe that being a recognised leader in the field of corporate responsibility contributes to shareholder value. It builds our brand and is central to the way we do business. It encourages the best people to want to work for BT. It is a powerful reason for customers to do business with us and stay loyal to us.
     We commit a minimum of 1% of our pre-tax profits to activities that support society. We invested a total of £25m, comprising time, cash and in-kind contributions, in the community in 2009. Of this amount, £2.3m was in the form of charitable donations.
Measuring our performance
For 2009, the key performance indicators (KPI) against which we measured the delivery of our strategy were:
▶	customer service

▶	earnings per share

▶	free cash flow.
Our customer service results were encouraging and we delivered significant improvements during the year. However, the unacceptable performance in BT Global Services impacted free cash flow and earnings per share, which were well below target.
Customer service
We set ourselves a group-wide stretching target in 2009 of improving right first time by 24%. We achieved an increase of 17%, compared with 9% in 2008 and we are targeting further improvements in 2010. We are now delivering excellent customer service levels in many areas.
Earnings per share
Adjusted basic earnings per sharea,b were 18.4p in 2009, compared with 23.9p in 2008 and 22.7p in 2007 (see Financial review page 39). The reported basic loss per share was 1.1p in 2009, compared with basic earnings per share of 21.5p and 34.4p in 2008 and 2007, respectively.
Free cash flow
Free cash flowb in 2009 was £737m, compared with £1,503m in 2008 and £1,354m in 2007 (see Financial review page 41).
Outlook
We expect revenue to decline by 4% to 5% in the 2010 financial year, reflecting a continuation of the trends seen towards the end of the 2009 financial year, the impact of lower mobile termination rates, together with the impact of refocusing BT Global Services.
     We expect to deliver a net reduction in group capital expenditure and operating costs of well over £1bn in 2010. Included within this is a reduction in group capital expenditure to around £2.7bn. As a result, we expect group free cash flow, before any pension deficit payments, but after the cash costs of the BT Global Services restructuring charges, to reach over £1bn in 2010 and beyond.
     Earnings per share will be impacted by the movement of the net finance expense on the pension obligations which moves from a credit of £313m in the 2009 financial year to a charge of about £275m in 2010.
     The proposed final dividend of 1.1p gives a full year dividend of 6.5p which rebases dividend payments to a level we are confident is sustainable. The Board is committed to delivering attractive returns for shareholders and believes that the operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as investing in the business, reducing debt and supporting the pension scheme.

[a]	Items presented as ‘adjusted’ are stated before contract and financial review charges and specific items.

[b]	Adjusted basic earnings per share and free cash flow are ‘non-GAAP measures’ provided in addition to disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 33, 47 and 48, and a reconciliation of adjusted basic earnings per share and free cash flow, to the most directly comparable IFRS indicator, is provided on pages 39 and 41 respectively.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     9

BUSINESS AND FINANCIAL REVIEWS BUSINESS REVIEW
BT Global Services order intake (£m)

How we are structured
We have four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. These are supported by two internal functional units: BT Design and BT Operate.
     BT Retail, BT Wholesale and Openreach operate mainly in the UK, where we are the largest communications services provider to the residential and business markets. BT Global Services operates in the UK and globally.
     BT is one of Europe’s largest and most successful communications wholesalers to other communications providers (CPs). In the UK we support CPs through BT Wholesale and Openreach, and internationally through Global Telecoms Markets, an operating unit of BT Global Services.
     We have integrated our networks, IT and testing facilities – which are managed by BT Design and BT Operate. Specifically, BT Design deploys platforms, IT systems and processes that support our products and services, while BT Operate is responsible for making sure they run smoothly. Neither generates external revenue.
Line of business financial performance
The financial performance of each of the lines of business for 2009, 2008 and 2007 is discussed in this Business review. We measure the financial performance of BT Retail, BT Wholesale and Openreach based on EBITDA and operating profit before specific items. For 2009, we measure the results of BT Global Services on an ‘adjusted’ basis, being before the impact of contract and financial review charges and specific items. For further discussion of these items see pages 33 and 47 to 48. A reconciliation of adjusted EBITDA to group operating profit (loss) by line of business, and for the group, is provided in the table at the foot of pages 34 to 35.
BT Global Services
Business overview
BT Global Services is a provider of networked IT products, services and solutions. We aim to be the partner of choice for large enterprise and government customers in the UK and globally.
     We have created a powerful combination of networked IT and professional services capabilities together with strong customer partnerships, investing and innovating together to build long-term value.
     The Gartner Group’s research organisation recognises BT as a global leader in Gartner’s Magic Quadrant for Network Service Providers, and industry analyst Telemark Services has given BT its platinum award, reflecting customer satisfaction with our delivery of global data virtual private network services, regarded as best in class.
     Customer service improvements in 2009 included a reduction of more than 40% in the average time to provide international MPLS services and a 6% improvement in the delivery of international repairs within the target time.
We have more than 3,400 points of presence in more than 170 countries. We are the largest supplier of networked IT services to -UK national and local government.
     Despite these strengths, during 2009 the level of profitability in BT Global Services fell significantly.
     As explained in the Principal risks and uncertainties section in this year’s and previous years’ annual reports, our pricing, cost and profitability estimates for major contracts generally include long-term cost savings that we expect to make over the life of the contract. In 2009, a failure to achieve these anticipated savings made a number of these contracts less profitable or even loss making, adversely impacting our profits.
Actions taken
The Board changed the senior management team within BT Global Services, with a new Chief Executive for the division appointed in October 2008. The new team’s brief was to address the cost base, to bring greater focus to the profitability of new contract wins and to reduce shortfalls in delivery performance on existing contracts. The new management team undertook an extensive review of BT Global Services’ financial position, contracts and operations. The financial review covered the financial performance of BT Global Services and its balance sheet position. The contract reviews covered the largest and most complex contracts and were conducted jointly with external advisors. Having completed the contract and financial reviews, a charge of £1.6bn was recognised, which includes £1.2bn relating to the two major contracts that are the subject of ongoing commercial negotiations. These charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in underlying assumptions and estimates, particularly in the light of the current economic outlook. £1.3bn of the total charge relates to contract costs which had been previously capitalised on the balance sheet.
     BT Global Services’ management team is implementing a number of process improvements. Some of these were in place by the end of 2009, the rest are being implemented in 2010. These include undertaking more regular contract reviews to assess commercial risks and opportunities as part of a strengthened contract governance process that combines operational, financial and risk reporting. Additional scrutiny of contracts and cost transformation plans have been put in place and will continue to be conducted on a rigorous and regular basis involving strong independent oversight of assumptions and estimates for new and existing contracts. We are also placing greater focus on profitable sectors, setting stringent win criteria and enhancing due diligence around our ability and readiness to meet our delivery requirements on all major contracts.
     Immediate action has also been taken to address the cost base, with particular focus on external procurement and total labour resource. We reviewed rates across our contractor base, and successfully reduced these rates by up to 35%. We have addressed spend of £450m with suppliers across seven categories of expenditure, including our contractor base, and have successfully
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BT Global Services new structure

renegotiated contracts, resulting in price reductions of 12% on average, and up to 35% in some categories. In addition, we have focused on a number of areas of significant discretionary expenditure including travel, consultancy and conferencing and have achieved reductions in these areas. These actions are expected to deliver sustainable cost reductions in the 2010 financial year.
How BT Global Services is changing
The operational review was completed towards the end of 2009, resulting in a revised operating model and restructuring plan which will reshape and refocus the business, further enhancing BT Global Services’ ability to serve customers and establish a significantly lower cost base.
     Under the new operating model, BT Global Services will focus on three customer segments:
▶	being the number one provider of networked IT services to corporate and public sector customers in the UK, building on BT Global Services’ strong market position and the group’s 21CN products and services

▶	providing networked IT services to key multinational customers, differentiating BT Global Services through seamless global connectivity and delivery of BT’s core portfolio of products and services

▶	creating a BT Global Services Enterprises unit consisting of a discrete portfolio of businesses addressing specific customer needs in key countries.
Significant structural changes are being implemented. The majority will be completed in 2010 in order to deliver the benefits of the new operating model which include:
▶	integrated sales, marketing, professional services, account management and delivery capability, competing effectively in each target market

▶	enhanced bid management and start-up processes to improve win rates on selected deals and ensure standardisation and quality of delivery

▶	a single global service model, consolidating a large number of individual centres into a small number of larger operational hubs, which will provide a single point of customer contact and enable improved right first time customer service

▶	continued rationalisation of systems and networks, reducing the number of systems by a third and halving the number of global networks, thereby removing duplication and enabling significant cost savings

▶	restructuring corporate support functions to serve the three customer segments more efficiently and effectively

▶	strategic partnering for sales, service and infrastructure.
As a result of this operational review, the group has recorded specific item restructuring charges of £280m in 2009, with further charges of approximately £420m in total expected to be recorded over the next two financial years, the majority in 2010. These charges predominantly arise from legacy networks and products rationalisation and restructuring costs associated with people and property. Further analysis of these charges, including their cashflow impact, is provided in the Specific items section of the Financial review on pages 36 to 37.
Market context
We believe that we have identified a clear path to a profitable and sustainable business, building on a strong market position.
     The global networked IT services market is valued at around £600bn. We remain well placed to help our global customers reduce costs and streamline their businesses in a challenging market environment. We are seeing continued interest in network operational efficiency, workforce management, security, unified communications (including Telepresence and conferencing) and global hosted contact centre solutions, as our customers respond to the current economic environment.
Operational performance
In the UK
We serve businesses in virtually every sector of British industry, from banking and finance to transport, logistics and the public sector. We have around 1,800 multi-site customers in the UK.
     We continue to make progress on our N3, Spine and London Local Service Provider contracts with the National Health Service (NHS) National Programme for Information Technology (NPfIT), the largest non-military IT programme in the world.
     Building on our work as the local service provider responsible for upgrading NHS IT systems in London, we have taken on the running of IT systems at eight acute hospitals in the South of England. In addition, we are working with a further four acute trusts in the South of England which have yet to roll out systems as part of NPfIT, as well as implementing 25 new systems in community and mental health trusts in the region.
     We are deploying one of the world’s largest converged IP networks for the Department for Work and Pensions to be completed in 2010.
     Reinforcing our presence in the local government sector, we agreed a ten-year strategic partnership with South Tyneside Council, worth more than £180m for delivery of a number of key council services. We also won an extension to our existing arrangement with Liverpool City Council and a new contract with Sandwell Metropolitan Borough Council and two contracts with Norfolk County Council with a combined value of £40m to provide voice and data services and a schools internet service.
     We are the official communications services partner for the London 2012 Olympic Games and Paralympic Games. This involves the provision and management of voice and data networks, internet access and land lines required at each of the London 2012 Games venues.
     We signed a number of deals with major UK corporate sector customers including:
▶	a seven-year, £160m outsourcing deal with Nationwide Building Society to manage its networked IT services

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BT Global Services UK/Non UK revenue (£m)

▶	a three-year contract extension with Manpower to provide fully managed global wide area network (WAN) infrastructure and managed services

▶	a five-year contract with Carillion worth £32m for voice/hosted voice, IP data, conferencing and private automated branch exchange (PABX) maintenance.
Outside the UK
BT Global Services signed orders with 529 new customers outside the UK in 2009 and we continued to strengthen our business with large multinational corporations.
     We signed a number of major deals in 2009, including:
▶	a five-year, US$526m contract with Procter & Gamble to provide and manage local area network (LAN) and WAN infrastructure in more than 80 countries

▶	a contract with BMW to manage a large part of its communications infrastructure, including voice over IP (VoIP), contact centres, email services and videoconferencing

▶	a three-year managed services contract with SWIFT to connect strategic offices across Europe, the US and Asia with BT’s unified communications video solution

▶	a three-year contract with Munich Re to provide security and network services in 33 countries

▶	a contract with the Emirates airline to consolidate and manage its worldwide contact centres

▶	a seven-year, €118m extension of current services provided to Syngenta for data and voice services plus deployment of IP telephony, managed LAN and BT OneVoice to 112 sites and the deployment of BT managed mobile services to 13 countries.
Successes in the public sector outside the UK included a contract with Barcelona City Council for 500 wireless broadband hot spots, providing free internet access across the city, and a contract with the Colombian government supporting digital inclusion – under which BT will convert 755 public schools into telecentres and provide additional bandwidth to a further 1,150 schools.
     We are also part of the Match consortium that won a €30m contract with the Dutch Ministry of Home Affairs for the housing and hosting of the national government’s IT infrastructure.
Financial performance

	2009	2008	2007
	£m	£m	£m

Revenue	8,828	7,889	7,312
Adjusted gross profit[a]	2,576	2,839	2,759
Adjusted SG&A costs[a]	2,267	1,978	2,024
Adjusted EBITDA[a]	309	861	735
Contract and financial review charges	1,639	–	–
EBITDA[b]	(1,330)	861	735
Operating (loss) profit[b]	(2,106)	117	70

[a]	Adjusted items are before contract and financial review charges and specific items.

[b]	Before specific items.
In 2009, BT Global Services revenue increased by 12% to £8,828m (2008: £7,889m, 2007: £7,312m), compared with growth of 8% in 2008. Revenue in 2009 includes the impact of foreign exchange rate movements of £588m and acquisitions of £368m. Excluding these, underlying revenue was £7,872m, compared with reported revenue of £7,889m in 2008. Revenue from outside the UK has increased to 47% of BT Global Services total revenue (2008: 40%, 2007: 36%), reflecting the impact of organic growth as well as the impact of foreign exchange rate movements and overseas acquisitions.
     Revenue from managed network solutions increased by 17% to £5,328m, compared with growth of 10% in 2008. The increase was driven by growth in revenue from both networked IT services and MPLS and reflects the impact of foreign exchange rate movements and acquisitions, together with substitution of UK calls and lines. Revenue from calls and lines decreased by 8% to £1,095m, compared with a decline of 6% in 2008. The decrease was due to the gradual decline in this revenue stream as customers switch to more email, IP network and conferencing products as shown by the growth in managed network solutions. Other revenue increased by 12% to £2,049m, compared with a growth of 11% in 2008. The increase was mainly driven by growth in revenue from the global carrier business and reflects the impact of foreign exchange rate movements and acquisitions. During the year, we won new networked IT services contracts worth £5.5bn (2008: £5.0bn, 2007: £5.2bn). Networked IT services contracts represent 68% of our total order value of £8.0bn (2008: £8.0bn, 2007: £9.3bn).
     Adjusted gross profit decreased by 9% to £2,576m in 2009 (2008: £2,839m, 2007: £2,759m), compared with an increase of 3% in 2008, primarily due to high costs and the continued decline in higher margin UK business. Including the impact of the contract and financial review charges of £1.6bn, gross profit in 2009 decreased by 66% to £965m.
     Gross profit is revenue less costs directly attributable to the provision of products and services reflected in revenue in the period. Selling, general and administrative (SG&A) costs are those costs that are ancilliary to the business processes of providing products and services and are the general business operating costs.
     Adjusted SG&A costs increased by 15% to £2,267m in 2009 (2008: £1,978m, 2007: £2,024m), compared with a decrease of 2% in 2008. SG&A costs include the impact of foreign exchange rate movements of £221m and acquisitions of £170m. Excluding these, underlying adjusted SG&A costs decreased by 5% to £1,876m, reflecting the renewed focus from the new management team on total labour resource, supplier negotiation and discretionary and general overhead expenditure in the second half of 2009. Including the impact of the contract and financial review charges of £28m included within SG&A costs, SG&A costs increased by 16% to £2,295m.
     The decrease in gross profit together with the impact of higher SG&A costs resulted in adjusted EBITDA of £309m, a reduction of £552m compared with 2008. In 2008, EBITDA increased by 17% to £861m. Depreciation and amortisation increased by 4% to £776m
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Average annual revenue per consumer household (£)

(2008: £744m, 2007: £665m), compared with an increase of 12% in 2008. The increase reflects the increased investment in our global infrastructure, customer related capital expenditure and the impact of acquisitions, as well as the impact of foreign exchange movements.
     The above factors resulted in an operating loss of £2,106m, compared with an operating profit of £117m in 2008 (2007: £70m).
BT Retail
Business overview
BT Retail aims to help its customers enhance the way they live their lives and run their businesses. At home we enable our customers to keep in touch with friends and families and to enjoy fast, reliable, secure and safe connection to the internet. We are bringing broadband to the TV and TV to broadband so that people can watch what they want when they want. At work we serve small and medium-sized enterprises (SMEs) (typically with up to 1,000 employees, although some are significantly larger) and enable them to cut their costs and improve their service by using communications and IT services that were once available only to the largest businesses. We do this by taking the drudgery out of implementing new technologies so our customers can focus on doing what they do best.
     There are four divisions in BT Retail: BT Consumer, BT Business, BT Ireland and BT Enterprises.
     We are the UK’s largest communications provider, with 20.7m fixed lines and 4.8m broadband lines.
Market context
Market conditions have been challenging: the rate of growth in demand for broadband has been slowing as the market matures and competition intensifies, both from local loop unbundlers with large customer bases to whom they can sell broadband, and from the mobile operators who are now offering mobile broadband as well as mobile voice. At the same time the economic downturn is causing business and personal customers to shop around for the very best value.
     We have responded by offering customers complete packages that meet their needs and deliver great value for money.
Operational performance
BT Consumer
Voice
We offer value for money services with three main packages of calls and lines – Unlimited Weekend Calls, Unlimited Evening and Weekend Calls and Unlimited Anytime Calls. All offer competitive terms but customers who use us the most receive the best value.
     In 2009, we announced our new Friends & Family Mobile scheme which now offers discounts of up to 40% on calls to mobiles – making it cheaper to call a mobile from a BT landline than from prepay mobiles. We also announced that calls to 0845 and 0870 numbers would be included for free in our packages – a first for the UK market.
     Our new BT Basic tariff offers very low line rentals to vulnerable customers on low income benefits. We are the only communications provider in the UK to provide this service. In addition we design our handsets to be ‘inclusive’ and meet the needs of older and disabled customers.
     Our range of handsets won praise in 2009 for its contribution to reducing carbon emissions with new energy saving power supplies.
Broadband
BT Total Broadband is the UK’s most popular broadband service. We offer a more complete experience than our rivals by including in the price all the extras customers need to have a safe and enjoyable broadband experience. For example, we offer McAfee security on up to seven PCs in the house, and Digital Vault, which enables customers to back-up valuable digital material including music and pictures.
     The BT Home Hub is at the centre of BT Total Broadband. It has an iconic design and is the market-leading wireless router. Its latest release offers unbeatable wireless coverage and reduced energy consumption.
     Some customers want access to the internet on the move. We offer these customers 3G dongles as part of their Total Broadband package. Further, BT FON enables customers who agree to share a small, secure section of their home broadband connection access to broadband via other BT FON members’ locations and BT Openzone Wi-Fi hotspots. Between them, BT Openzone and BT FON offer BT customers the chance to get online at more than 150,000 locations in the UK and Ireland and another 50,000 locations worldwide through roaming partners.
     We also offer lower priced broadband and voice services under the award winning Plusnet brand. Acquired in 2007, Plusnet offers customers a leading online self-service experience.
     BT was named as the Reader’s Digest most trusted internet service provider (ISP) and voted joint top for broadband customer service in a poll conducted by the Broadband Genie comparison website.
BT Vision
Consumers increasingly want to buy telephony, broadband and TV from a single provider. BT Vision – our on-demand television service – enables us to meet these needs. It is available on subscription or pay-per-view terms.
     BT Vision gives customers access to more than 70 TV and radio channels and pay-per-view services from a wide range of content providers, including blockbuster movies and live Premiership football. At 31 March 2009, BT Vision was the UK’s largest on-demand service with more than 5,000 hours of programming available.
     The take-up of BT Vision accelerated during the financial year. By the end of March 2009, we had 423,000 customers, around double the number at the end of the previous year. More customers

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BT Retail broadband market share* year end (000 lines)
* DSL + LLU installed base

opt for the subscription ‘unlimited views’ packs and subscribers’ viewing of the service has more than tripled.
     In December 2008, we announced a partnership with the BBC and ITV to launch a new digital entertainment platform (subject to any relevant approvals). The new platform aims to build on BT Vision and Freeview and will bridge the gap between two previously separate technologies, bringing TV to broadband and broadband to the TV. It will combine free digital channels with free on-demand content from the public service broadcasters as well as pay-TV delivered over the broadband line. We aim to launch the service in mid 2010.
BT Business
Voice
In the business voice market, we aim to simplify the management of communications, give better value for money and drive innovation so that customers get more benefit from their investment in communications. We have seen strong take-up from customers for packages that bring together calls, lines, broadband and mobile, with consistent service (BT Business One Plan). At 31 March 2009, BT Business One Plan had more than 460,000 locations, and accounted for 35% of call revenues from business customers.
     We have seen an increased take-up of voice over IP (VoIP) and are developing services that use the internet to integrate voice with other business applications.
     We have seen strong growth in conferencing, with customers using communications to reduce business travel costs.
     We have made ‘communications-enabled applications’ a reality with the launch of Ribbit for salesforce.com. This service makes it easy for sales professionals to update key customer relationship management (CRM) systems using seamless voice-to-text technology, both from the desk and on the move.
Broadband
BT Business remained UK SMEs’ preferred internet service provider. During 2009, we enhanced this service to include mobile broadband. Customers are provided with a plug-and-play 3G dongle, enabling them to connect and work wherever they are. We also reduced entry-level prices to support customers feeling the impact of the recession. When we sell broadband to customers, we also offer them value-added services and now have an attachment rate of 113% (ie on average we sell a little more than one value-added service every time we sell a broadband service). We have seen strong growth in web hosting in particular, as customers recognise the benefits of seamless business-grade service for hosting and internet access.
Mobility
We have seen strong growth in mobile sales. Our focus has been on helping customers work on the move rather than just making mobile phone calls and this approach has driven strong growth in mobile messaging especially in the sale of BlackBerry™ smart phones. We have also seen growing sales of business applications and are seeing strong growth in telemetry solutions.
Other services
The creation of BT Engage IT (incorporating Basilica and Lynx, which we acquired in September 2007) enables us to offer customers a wide range of IT services, including data centre virtualisation, unified communications and managed services. We have seen good growth with mid-market companies and are also growing our customer solutions business to provide fully managed and outsourced IT and communications solutions.
     We see great potential in the development of ‘cloud computing’ as a way of delivering IT services to SMEs at significantly lower prices and with considerable benefits of simplicity, security and agility. We are leading with business applications, exploiting the growing trend towards ‘software as a service’ whereby SMEs access and use applications over the internet as and when they need it rather than paying to have the applications permanently on their own computers. As an example we are working with salesforce.com to enable our SME customers to access customer relationship management (CRM) systems of a sophistication previously only available to very large companies, with support and service from BT.
     We continue to grow BT Tradespace, our online trading community that brings businesses and individual sellers together with potential customers and partners. At 31 March 2009, there were 338,000 members of the BT Tradespace community, and we were adding around 2,500 each week. Towards the end of the financial year, we launched a number of enhancements including tools that enable service businesses to take bookings over the web, and support SMEs in search marketing.
BT Ireland
BT Ireland operates across Northern Ireland and the Republic of Ireland.
     We are one of the leading communications providers to consumers and SMEs in Northern Ireland. We are also one of the leading networked IT services partners of government and major customers and are responsible for providing regulated wholesale access via Openreach.
     In the Republic of Ireland we are a leading provider of networked IT services to government and major businesses, and one of the largest and most successful providers of wholesale network services. We are one of the largest DSL broadband providers to consumers and SMEs.
     We gained significant traction in the private and public sectors and secured a number of the largest managed services contracts awarded in the market. O2 Ireland outsourced its network operations to BT in a seven-year deal, while 3 Ireland selected BT as its principal subcontractor to support the delivery of the National Broadband Scheme. The Scheme is run by the Department for Communications, Energy and Natural Resources with the aim of achieving broadband availability throughout the Republic of Ireland. Other key contracts were won in the banking, engineering and public sectors.
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BT Retail external revenue by unit (%)

We continued the rollout of our 21CN, which delivers carrier grade Ethernet services for both mobile operators and specifically to support the delivery of our new managed services contracts with 3 Ireland and O2. Our investment in local loop unbundling (LLU) is bringing broadband with speeds of up to 24Mb to telephone exchanges serving over 330,000 homes and businesses in the Republic of Ireland, and in March 2009 we were delighted to announce that Belfast would be one of the first regions in the UK to benefit from BT’s investment in super-fast broadband.
BT Enterprises
Enterprises are a number of stand-alone businesses, including:
▶	BT Conferencing – a leading global provider of audio, video and internet collaboration services

▶	BT Directories – comprising Directory Enquiries (118 500), operator and emergency services, and The Phone Book. In July 2008 we acquired Ufindus, supporting the increasing demand for online directory enquiries

▶	BT Payphones – providing street, managed, prison, card and private payphones

▶	BT Redcare – providing alarm monitoring and tracking facilities

▶	BT Expedite – offering integration solutions and services to retailers

▶	BT Shop and dabs.com – a leading internet-based retailer of IT and technology products.
BT Conferencing was one of the main drivers of growth in Enterprises in 2009. Conferencing services are attractive to customers because they can help to save travel costs and reduce environmental impact. The acquisition of Wire One Holdings Inc (Wire One) – one of the leading providers of videoconferencing services in the US – enhanced BT Conferencing’s position as the leading videoconferencing operator in the world.
Efficiency
Although we continue to invest in new products and services, there is an intense focus on cost transformation activities in all parts of BT Retail. We have a range of programmes which aim to improve the customer experience and take the cost of failure out of the business. Customer service improvements included a 65% reduction in the time it takes consumer customers to get through to an adviser and a 20% improvement in the average time to clear network telephony faults experienced by business customers.
Financial performance

	2009	2008	2007
	£m	£m	£m

Revenue	8,471	8,477	8,346
Gross profit	3,186	3,114	2,938
SG&A costs	1,552	1,619	1,581
EBITDA	1,634	1,495	1,357
Operating profit	1,209	1,050	912

In 2009, BT Retail revenue was flat year on year at £8,471m (2008: £8,477m, 2007: £8,346m), reflecting growth in revenue from broadband and convergence, managed solutions and conferencing, offset by a decline in revenue from calls and lines. Revenue includes £65m in respect of foreign exchange rate movements and £146m in respect of acquisitions. Excluding these, underlying revenue of £8,260m declined by 3% compared with reported revenue in 2008. In 2008, revenue increased by 2%, driven by growth in broadband and managed solutions revenue, which was only partially offset by a decline in calls and lines revenue.

	2009	2008	2007
	£m	£m	£m

BT Retail external revenue
Managed solutions	519	456	361
Broadband and convergence	1,298	1,189	985
Calls and lines	4,825	5,167	5,409
Other	1,470	1,382	1,345

Total external revenue	8,112	8,194	8,100
Internal revenue	359	283	246

Total	8,471	8,477	8,346

Managed solutions revenue increased by 14% to £519m in 2009 (2008: £456m, 2007: £361m) due to growth in BT Business and reflecting the acquisitions of Basilica and Lynx in the second quarter of 2008. Towards the end of 2009 the group saw a slowdown in new contracts, reflecting the impact of the current economic environment on the SME sector.
     Broadband and convergence revenue increased by 9% to £1,298m in 2009 (2008: £1,189m, 2007: £985m), reflecting the successful retention of customers in the maturing broadband market, together with revenue from services such as BT Vision and mobility. The broadband installed base increased by 355,000, to 4.8m customers at 31 March 2009. These net additions represented a 31% share of the total broadband DSL and LLU net additions in 2009. At 31 March 2009, our share of the installed base was 34% (2008: 35%, 2007: 34%).
     Calls and lines revenue decreased by 7% in 2009 to £4,825m, compared with a decrease of 4% in 2008. The acceleration of the decline in 2009 reflects the increasingly competitive environment and further market declines.

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DSL broadband connections year end (m)

Other revenue increased by 6% to £1,470m in 2009 (2008: £1,382m, 2007: £1,345m), driven by growth in BT Conferencing and the acquisition of Wire One in May 2008.
     Gross profit increased by 2% in 2009 to £3,186m (2008: £3,114m, 2007: £2,938m), compared with an increase of 6% in 2008. Gross profit margin increased by 0.9% to 38% in 2009, showing steady growth across all three years under review (2008: 37%, 2007: 35%).
     SG&A costs were £1,552m in 2009, compared with £1,619m in 2008 and £1,581m in 2007. The 4% reduction in SG&A costs was driven by a focus on cost transformation, labour efficiency and supplier savings, being partially offset by the integration of acquisitions and foreign exchange. Excluding the impact of acquisitions of £34m and foreign exchange movements of £12m, underlying SG&A costs of £1,506m reduced by 7% in 2009. The increase in SG&A costs in 2008 was driven by extra investment in product development, marketing and acquisitions, the impact of which was partly offset by savings from cost efficiency programmes.
     The above factors resulted in EBITDA increasing by 9% to £1,634m in 2009 (2008: £1,495m, 2007: £1,357m), and a 15% improvement in operating profit to £1,209m in 2009 (2008: £1,050m, 2007: £912m).
BT Wholesale
Business overview
BT Wholesale’s strategy is to transform itself from a traditional, high-volume product wholesaler, to a next generation communications products wholesaler and managed solutions provider. We are establishing BT as a leading provider of innovative managed network solutions that will enable our customers to serve their customers, manage their costs and transform their businesses. This means helping our customers operate in a ‘network lite’ way. If they have their own infrastructure and platforms, we can manage them. If they do not, we can provide them.
     Our customers gain access to BT’s platforms, skills, investment and technology, and can benefit from the economies of scale we bring.
     BT Wholesale has around 700 customers in the UK, comprising fixed and mobile operators, internet service providers and other communications providers (CPs). BT Wholesale leads the wholesale sector worldwide, working closely with the Global Telecoms Markets unit of BT Global Services to meet our wholesale customers’ global requirements.
     We manage around 60% of the ADSL broadband lines traffic in the UK and support the voice requirements of more than a third of all homes and businesses. We also play a central role in helping mobile operators manage the connections between their base stations and the core UK network.
Market context
Increasingly, our customers are positioning their businesses as service providers rather than network operators. Many of the services they provide are extremely bandwidth hungry and this presents CPs with a challenge. Particularly at a time of economic downturn, they may be reluctant to commit to the high levels of capital investment that network renewal requires. This presents BT Wholesale with opportunities to supply a range of managed network and outsourced services.
     Consolidation continues to impact BT Wholesale’s market, as do broadband volume decreases resulting from LLU migrations. Regulation also continues to have a major impact on our business, including the reduction in mobile termination rates internationally.
Operational performance
Managed network solutions
To date, we have signed managed network solutions contracts with eight of our top 15 customers by revenue. These contracts are typically for between three and five years and enable us to build long-term, mutually beneficial relationships.
     In the year, we signed managed network solutions contracts worth a projected total of £1.2bn over their lifetimes. These included:
▶	in June 2008, we announced a three-year deal with Sky to provide it with wholesale voice services to support over one million Sky Talk customers and in February 2009 we announced an agreement to provide Sky with a managed directory enquiries service

▶	in August 2008, we signed a five-year managed network solutions agreement with Mobile Broadband Network Limited (MBNL) on behalf of the joint venture partners 3 UK and T-Mobile UK to provide and manage high-speed connectivity between their base stations and our core national network in the UK.
The managed network solutions business is growing rapidly and accounted for 15% of BT Wholesale’s external revenue in 2009, up from 8% the previous year.
White label managed services
At 31 March 2009, 4.1m UK homes and businesses were receiving voice and broadband services through our ‘white label’ platforms. White label managed services are provided to customers who have not invested in their own infrastructure but who want to enter new markets quickly. These customers market such services under their own brands, even though we frequently manage them end to end, from taking orders to issuing bills. Our customers for such services include the Post Office and Scottish and Southern Electricity.
Wholesale products
Wholesale Ethernet
BT Wholesale offers high-speed Ethernet services across the widest national footprint in the UK market. Enabled by 21CN, these services offer customers high-speed data connectivity, resilience
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and flexibility. At 31 March 2009, 21CN Ethernet was available from more than 600 nodes throughout the UK.
Wholesale broadband
We continued to develop a variety of tools and techniques to help our customers deliver an excellent broadband experience to end users and get more from their broadband connections. The I-Plate, for example, is a self-installable device that can be fitted to an end user’s master telephone socket to improve broadband speeds by eliminating electrical interference.
     Wholesale Broadband Connect, our next generation 21CN broadband service, offers customers average speeds of around 10Mb, guaranteed service level agreements, the ability to trade speed for stability, and enhanced line diagnostics. At 31 March 2009, less than a year after it was first introduced, this service was available from exchanges serving more than 10m homes and businesses, around 40% of the UK addressable market.
Capacity and call-based products
We continue to sell a wide range of capacity and call-based products and services, including regulated interconnect services and new, non-regulated products and services. As we refresh our core portfolio with next generation replacements, we will, over time, migrate these services to 21CN, enabling the decommissioning of certain parts of our legacy systems.
Efficiency
In 2009, we maintained our focus on the cost reduction opportunities that arise as our business changes. We reduced BT Wholesale’s cost base by 19% through headcount reduction (down 17% in the year on a like-for-like basis), eliminating duplication, achieving further operational efficiencies and aligning our resources more effectively with the evolving needs of our customers. By March 2009, 99% of broadband circuits were delivered to customers by the day promised, our best ever performance.
Financial performance

	2009	2008	2007
	£m	£m	£m

Revenue	4,658	4,959	5,386

Internal revenue	1,228	1,252	1,277
External revenue	3,430	3,707	4,109

Gross profit	1,427	1,593	1,796
SG&A costs	161	198	296
EBITDA	1,266	1,395	1,500
Operating profit	580	502	592

In 2009, BT Wholesale revenue declined by 6% to £4,658m (2008: £4,959m, 2007: £5,386m), an improvement in the rate of decline compared with the previous year (2008: 8%). Broadband revenue decreased by 23% to £482m (2008: £624m, 2007: £771m) primarily due to the continued trend of CPs switching to LLU provided by Openreach. Revenue from the transit business declined by 16% to £1,134m (2008: £1,349m, 2007: £1,485m), compared with a decline of 9% in 2008. The decline in the transit business has arisen as mobile operators build their own networks and are able to bypass BT. These declines, however, have been partially offset by growth in the managed network solutions business, where revenue increased by 76% to £518m (2008: £295m, 2007: £306m), principally due to new contracts signed in the year.
     Gross profit decreased by 10% to £1,427m in 2009 (2008: £1,593m, 2007: £1,796m), a marginal improvement in the rate of decline compared with the previous year (2008: 11%). BT Wholesale reduced the gross margin impact of the revenue declines through focused margin management initiatives. The impact of some of the downward trends on our revenue and gross margin has been offset by our continued focus on reducing costs. In 2009, SG&A costs decreased 19% to £161m (2008: £198m, 2007: £296m) compared with a reduction of 33% in 2008. BT Wholesale has benefited from continued cost efficiency programmes including the ‘right first time’ initiative, which aims to reduce or eliminate the cost of failure from existing processes.
     EBITDA decreased by 9% to £1,266m in 2009 (2008: £1,395m, 2007: £1,500m), compared with a decrease of 7% in 2008. EBITDA margin in 2009 was 27%, compared with 28% in 2008 and 2007. Depreciation and amortisation decreased by 23% to £686m as a result of lower depreciation on legacy assets (2008: £893m, 2007: £908m). Largely due to lower depreciation and amortisation, operating profit increased by 16% to £580m in 2009, compared with a decrease of 15% to £502m in 2008 (2007: £592m).
Openreach
Business overview
Openreach is responsible for the crucial ‘first mile’ of the telecommunications network in the UK. It offers all CPs (currently, more than 420) – including other BT lines of business – fair, equal and open access to our access and backhaul networks.
     One of the UK’s vital infrastructure assets, this first mile connects millions of homes and businesses to local telephone exchanges, via fixed-line local and backhaul connections.
     Openreach’s 21,000 field engineers work on behalf of all CPs, enabling them to provide their customers with a range of services from analogue telephone lines to complex networked IT services. It is committed to delivering a better network and an environment in which its customers can thrive.
     Our strategy in 2009 was to continue to deliver and comply with the Undertakings made to Ofcom, while driving efficiencies, providing the right levels of resourcing and enhancing service levels.

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£1.5bn
planned investment in super-fast broadband

Market context
In spite of the current economic downturn and increasing competition in the local access market, the use of Openreach’s fixed-line network for the provision of broadband services continues to grow. This growth is driven by the increasing numbers of homes with personal computers, intense competition between CPs driving improved and cheaper products, and the need for ever higher bandwidth. Prior to the delivery of Openreach’s super-fast access product, some CPs have started to compete on bandwidth over our copper network by investing in new technologies such as ADSL2+ and bonded copper.
     We also saw growth in the Ethernet market as CPs are under pressure to transfer large quantities of data to support the growth of new applications. In 2009, Openreach continued to protect its market leading position in the provision of Ethernet services by investing in its product portfolio to provide greater flexibility and increased bandwidth and setting more competitive prices.
Operational performance
Service performance
In 2009, Openreach made significant improvements in the quality of service delivery of its products. The number of provision and repair orders that did not meet target delivery dates in 2009 reduced by nearly three quarters and over a third, respectively. There has been a more than 65% reduction in the number of customers waiting more than three days for a fault to be fixed.
     In addition to reactive provision and repair, improved service requires investment in reinvigorating the access network infrastructure. In 2009, Openreach invested £63m in a proactive maintenance programme, which reduced access fault rates by more than 20% in the year.
     Openreach operates a large fleet of more than 20,000 vehicles and is committed to finding innovative ways to minimise its environmental impact. In addition to introducing more efficient vehicles to the fleet and modifying racking systems to reduce vehicle weight, we are also conducting trials of electric and other alternative vehicle technologies. Openreach was awarded Transport for London’s Greenfleet Private Sector Fleet of the Year Award in 2009.
Delivering on the Undertakings
During 2009, Openreach continued to deliver on its Undertakings made to Ofcom (see Regulation, pages 26 to 27), including further physical separation of customer records and migration of customers over to equivalent analogue and digital wholesale line rental (WLR) products. As we have now delivered a large proportion of the Undertakings, the emphasis is increasingly on ongoing monitoring. In 2009, a programme of compliance health checks was completed and periodic reporting against KPIs was initiated.
Openreach products
Wholesale line rental
WLR enables CPs to offer telephony services with their own brand and pricing structure over BT’s network.
     At 31 March 2009, Openreach was providing 20m WLR lines to other BT lines of business and 5.6m to other CPs. Of the lines provided to other CPs, 4.6m were WLR analogue lines (up 21% on 2008) and 1.0m were WLR digital channels (up 19% on 2008).
Local loop unbundling
Local loop unbundling (LLU) enables CPs to use the lines connecting BT exchanges to end users’ premises and to install their own equipment in those exchanges.
     At 31 March 2009, there were 13.8m unbundled lines in the UK (up 9% on the previous year). Of these, 8.1m were for BT lines of business and 5.7m were for other CPs. More than 20 CPs were providing unbundled services and Openreach was fulfilling more than 94,000 LLU orders a week.
Ethernet
Openreach’s Ethernet products offer CPs a wide choice of high-bandwidth circuits to build or extend their customers’ data networks. We made major reductions in the connection and rental costs of services in our Ethernet portfolio with effect from 1 February 2009, which support and improve the access and backhaul markets in the UK at lower cost and support the growth of data-intensive applications.
Next generation access
Starting in summer 2009, Openreach will be running operational pilots of fibre to the cabinet (FTTC) between the exchange and customer premises. Two exchanges – one in Muswell Hill in North London and one in Whitchurch, South Glamorgan – will conduct FTTC pilots involving up to 15,000 customer premises in each area. End users should experience headline speeds of up to 40Mb.
     We plan to make fibre available to 1m homes and businesses throughout the UK early in the 2010 calendar year. Parts of Belfast, Cardiff, Edinburgh, Glasgow, London and Greater Manchester will be involved in the initial deployment, as well as two rural locations – Calder Valley (near Halifax) and Taffs Well (near Cardiff). Openreach will deploy the technology, but CPs will develop and sell services based on it.
     We already provide Ethernet-based fibre to the premises of more than 130,000 businesses in the UK. Since August 2008, as part of an initial trial, Openreach has been deploying fibre to the premises (FTTP) on a new 1,000 acre greenfield site at Ebbsfleet Valley in Kent. At this site, Openreach is offering the communications industry a wholesale fibre-based broadband product, facilitating competition at a retail level. The service can support speeds of up to 100Mb – the fastest headline speed available to residential customers in the UK.
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Efficiency
Openreach’s continued focus on service resulted in some significant cost savings in 2009. Investment in reducing the number of engineer visits, providing training to enhance good workmanship and the introduction of new technology to diagnose network faults before they occur have helped lower Openreach’s direct labour requirements. This, together with reduced demand resulting from the economic downturn, has enabled us to reduce the number of contractor and agency staff by 40% and the number of permanent employees by 4%.
     We also achieved efficiencies in our non-pay costs. Supplier contract renegotiations, engineering process improvement and reduced service level guarantee payments – as a result of improved network reliability and more orders delivered right first time – have all helped to reduce costs further.
Financial performance

	2009	2008	2007
	£m	£m	£m

Revenue	5,231	5,266	5,223

Internal revenue	4,253	4,380	4,538
External revenue	978	886	685

Operating costs	3,235	3,355	3,296
EBITDA	1,996	1,911	1,927
Operating profit	1,218	1,222	1,220

In 2009, Openreach revenue decreased by 1% to £5,231m (2008: £5,266m, 2007: £5,223m), compared with an increase of 1% in 2008. This decrease has been driven by reduced connections as the WLR and LLU markets react to the economic slowdown. Ethernet and LLU now forms just over 23% of our revenue, with WLR at 59%, reflecting the change in mix compared with 2007 when 18% of our revenue was from Ethernet and LLU and 64% was from WLR. This is the result of growth in the broadband market and unbundling activity taking place within the exchanges.
     External revenue was £978m in 2009, an increase of 10% (2008: 29% increase) and reflects the continued growth of the broadband and Ethernet markets and active competition among CPs. The significant growth in 2008 was largely the result of high LLU connection revenue as CPs invested in growing their infrastructure. In 2009, CPs have focused more on obtaining returns from this investment, partly as a response to the changing economic environment. External revenues now form 19% of our revenue compared with 17% in 2008 and 13% in 2007.
     Revenue from other BT lines of business decreased by 3% to £4,253m in 2009 (2008: £4,380m, 2007: £4,538m). These reductions reflect the shift of WLR and LLU volumes from other BT lines of business to external CPs. These reductions have been partially mitigated by the significant growth in the Ethernet portfolio, assisted by the launch of new products towards the end of 2009.
     Operating costs decreased by 4% in 2009, compared with an increase of 2% in 2008. The decrease in the year reflects the success in our cost saving initiatives primarily around improving our service and structuring our business so it is better equipped with a more flexible and agile workforce for the future.
     Over the past few years, we have made significant investments in improving our service. We have seen savings in our service level guarantee payments, which have reduced by 49% in 2009, despite starting to pay them out to external CPs proactively as opposed to on a claims basis.
     EBITDA was £1,996m in 2009, a 4% increase year on year. In 2008, EBITDA reduced by 1%. EBITDA margin was 38% in 2009, compared with 36% and 37% in 2008 and 2007, respectively.
     Depreciation and amortisation was £778m in 2009, 13% higher than 2008. In 2008, depreciation and amortisation decreased by 3%. The increase in 2009 is mainly driven by high value software being brought into use and the flow through of high capital investment in 2008. The reduction in the prior year was due to a number of the access network assets reaching the end of their useful economic lives.
     Operating profit was £1,218m in 2009, broadly flat when compared with 2008 and 2007.
BT Design
BT Design is responsible for designing and building the platforms, IT systems and processes that support the products and services we provide to our customers around the world. It is also responsible for network planning and the implementation of BT’s global 21CN platform.
     The development activities undertaken by BT Design are aligned with customer needs and the requirements of BT’s customer-facing businesses. BT Design has simplified and automated BT’s processes so that customers can choose to do it all themselves, ask for managed services or a combination of the two. New products and services are created using ‘agile’ development methods and resource management principles to increase the productivity of both in-house and third-party development resources. BT’s platforms have been built in an ‘open’ way to facilitate collaboration with third-party developers.
     In 2009, BT Design was able to deliver significant cost savings for the group, largely as a result of a reduction in its workforce, at the same time as increasing output.

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BT was named the UK’s strongest telecommunications brand in the 2009 Business Superbrands survey

BT Operate
BT Operate is responsible for making sure that BT’s products and services run smoothly. It manages BT’s IT and network infrastructure platforms as a single converged operation providing a seamless information and communications technology (ICT) infrastructure. BT Operate also runs parts of other CPs’ networks on behalf of the customer-facing lines of business. The scope of its operations enables it to achieve efficiency and avoid duplication and enhance our customers’ experience. BT Operate also sets and manages security policy and processes throughout BT enabling us to meet the security requirements of our customers, both in the UK and globally.
     BT Operate manages the group’s energy policy, which aims to reduce consumption, establish security of supply and reduce carbon emissions. The renewal of our green energy contract (in 2007) until 2010 means that we now meet approximately 40% of our electricity needs in the UK from renewable sources and almost 60% from combined heat and power generation. We are investigating how to use more renewable electricity or new technologies throughout our international operations.
     We were one of the first companies in the UK to achieve the new, independently assessed Carbon Trust Standard certification, in recognition of our preparation for the UK Government’s new Carbon Reduction Commitment. Starting in 2010, this new legislation will rank organisations in the UK on energy performance – bonuses and penalties will be administered through the Environment Agency. Organisations will be required to purchase carbon allowances (effectively permits to use energy) at the start of each year.
     In 2009, BT Operate achieved a significant reduction in its workforce, more efficient business operations and improved supply chain management.
Our resources
Our trusted reputation
We are proud to have a strong brand that is widely recognised in the UK and around the world. It helps to shape our relationships with customers and suppliers and between the people who work for the company. BT was named the UK’s strongest telecommunications brand and 21st overall in the 2009 Business Superbrands survey. This ranks brands according to the views of an expert panel and more than 1,500 business professionals.
     The strength of BT’s brand is more valuable than ever, as customers turn to suppliers they know they can rely on. So, in turn, we have focused intensely on customer service in the past year and will continue to do so in the year ahead.
     Our partnership with the London 2012 Olympic Games and Paralympic Games is a powerful signal of the inspiring and innovative brand we aim to be. We have already started delivering the communications services network for the 2012 Games at locations around the UK. We look forward to using our experience, people and technology to realise the potential of this exciting event over the next three years.
Our people
At 31 March 2009, BT employed around 85,000 full-time equivalent people in the UK and around 20,000 outside the UK. We also employ 42,000 people indirectly, through agencies and contractors, giving BT a total labour resource (TLR) of around 147,000.
     Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves.
Leadership
The quality of our leadership is vital to the transformation of BT. We ensure that leaders at all levels understand what is expected of them, including their sustainability obligations, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.
Learning and development
We offer employees a wide range of learning and re-skilling opportunities. Online and instructor-led courses are available through Route2Learn, our group-wide web-based learning portal.
     Key to delivering excellent customer service is developing a customer-centric culture in BT, giving our people the skills and the tools necessary to ensure that every customer experience is an excellent one. A number of development initiatives designed to improve our right first time performance were launched in 2009.
     BT employees are encouraged to volunteer in their communities – more than 3,000 people are actively involved. The community benefits from their involvement, while they benefit from the opportunity to enhance existing skills and acquire new ones.
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We also participate in the Federated Apprentice Scheme, which offers young adults employed by SMEs in the South of England the opportunity to gain a qualification in ICT.
     We have recently introduced alternatives to voluntary redundancy and the emphasis has shifted to redeployment, retraining and skills management. We have, for example, developed an innovative scheme in which BT employees are placed with other organisations to work outside BT to help develop their skills. We are working with an external recruitment agency to use their network to maximise these opportunities. As our skills requirements change, so those people can be brought back in house.
Reward and recognition
We conduct a review of salaries every year. The 2009 review took into account the current difficult economic climate, market conditions and the need to maintain a sustainable and competitive cost base. Following discussions with our trades unions, BT has advised all employees – including senior executives – that there will be no increases to salary in the UK arising from the 2009 review. This principle will be followed as closely as possible in all other countries in which we operate.
     Around 40,000 managers are eligible for variable, performance-related bonuses. The long-term incentives for our most senior managers are linked to BT’s total shareholder return performance measured over a period of three years. For Openreach senior managers, the key measure is Openreach’s performance over a three-year period. For 2009, our bonus scheme was restructured to improve alignment to overall business results and affordability.
     Employees outside the UK receive an annual award of free BT shares or a cash equivalent depending on local legal and/or regulatory requirements. In the UK, employees receive free broadband. Employees in more than 25 countries also have the opportunity to save to buy BT shares at a discount to the price at the start of the savings period. Under the BT Employee Share Investment Plan, UK employees can buy BT shares from their pre-tax and pre-National Insurance salaries. More than 50% of eligible employees participate in one or more of these plans.
Pensions
Most of our UK employees are members of a pension scheme, either the BT Pension Scheme (BTPS), a defined benefit scheme, or until recently, the BT Retirement Plan (BTRP), a money purchase scheme. The BTPS was closed to new members on 31 March 2001 and the BTRP on 31 March 2009.
     During 2009 we conducted a review of our UK pension arrangements, including extensive consultation with the trade unions and employees. The aim was to ensure the schemes remain flexible, fair and sustainable for the long term.
     Changes to future benefit accruals under the BTPS were effective from 1 April 2009. Benefits built up before 1 April 2009 remain linked to final pensionable salary. The changes include increasing the normal retirement age to 65, moving to a career average revalued earnings basis, changes to member contributions and ceasing to contract out of the State Second Pension.
     The BTPS has around 64,000 active members, 181,000 pensioners and 96,000 deferred members.
     The BT Retirement Saving Scheme was set up on 1 April 2009 as a successor to the BTRP and the Syntegra Limited Flexible Pensions Plan (SLFPP). It is a contract-based, defined contribution arrangement, which means that what the pension members receive is linked to contributions paid, the performance of the fund and the annuity rates at retirement, rather than their final BT salary. Former BTRP and SLFPP members are being invited to transfer their accumulated assets to this scheme. All these pension schemes are controlled by independent trustees.
     We have reached agreement with the Trustee of the BTPS that deficit contributions of £525m per annum will be made in cash, or in specie, over the next three years. This agreement has been approved by the Pensions Regulator. See Pensions in the Financial review on page 42 for further details.
Flexibility and diversity
We continue to create an inclusive working environment in which employees can develop their careers regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities. This inclusiveness is supported by our flexible working arrangements.
     Examples of diversity include the fact that 22% of our workforce is female and women hold 21% of our top 400 leadership roles. In addition, more than 10% of our most highly rewarded people in the UK are from an ethnic minority background. Our policy is for people to be paid fairly regardless of gender, ethnic origin or disability.
     We work with specialist recruitment agencies to attract people with disabilities to work for BT, and in partnership with Remploy, we run a retention service to ensure that talented people can stay with us even if their capabilities change.
     Outside the UK, we are working to ensure that our policies and practices are tailored to address legislation country by country, as well as respecting cultural differences.
Health and safety
The health and safety of our people are of paramount importance and we continue to seek improvements by focusing on behavioural/lifestyle change.
     More detailed information on employee engagement, our health and safety performance and diversity in BT can be found in the chart on pages 24 and 25.
Employee communications
Employees are kept informed about our business through a wide range of communications channels, including our online news service, email bulletins, webchats and webcast briefings and a printed publication.

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£1.1bn
invested in R&D in 2009

We conduct a quarterly ‘pulse’ survey, which focuses on key aspects of our employees’ experience including attitudes to team working and relationships with line managers. See chart on pages 24 and 25 for some key results. We encourage managers to discuss the results with their teams and build on any strengths identified and address any areas for improvement.
     We have a record of stable industrial relations and enjoy constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union and Connect. We also operate a pan-European works council, the BTECC.
Our UK network
We have the most comprehensive fixed-line communications network in the UK, with around 5,600 exchanges, 680 local and 120 trunk processor units, more than 128m kilometres of copper wire and over 11m kilometres of optical fibre, and an extensive IP backbone network.
Our global research and development capability
We have created a global research and development (R&D) capability to support BT’s drive to meet customers’ needs around the world. We have a world-class team of researchers, scientists and developers, including people at Adastral Park near Ipswich (England), a research team based in Malaysia and a new research centre in China. We have recently established a collaborative research and innovation centre in the United Arab Emirates with the Emirates Telecommunications Corporation (Etisalat) and Khalifa University. We also play a leading role in the India-UK Advanced Technology Centre, a research consortium of industry and academic partners from India and the UK.
     We have established two global development centres in the UK and India, and are currently establishing three more in Europe, the US and China. These bring all our global development teams together, and use online collaboration and videoconferencing systems for virtual joint working.
Open innovation
We embrace open innovation, reaching out beyond the company to find the best people and the best ideas, wherever they are in the world. We are involved in partnerships at every stage of the innovation process, from scientific research to the development of new products and services.
     We have dedicated innovation scanning teams in the US, Asia, Europe and the Middle East who identify more than 600 new technologies, business propositions and market trends a year.
     In 2009, we invested £1,119m (2008: £1,252m) in R&D to support our drive for innovation. This investment comprised capitalised software development costs of £529m (2008: £720m) and R&D operating costs of £590m (2008: £532m).
     We work with more than 30 universities around the world and have key partner relationships with the University of Cambridge, University of Oxford, University College London and MIT (Massachusetts Institute of Technology).
     Building on our long tradition of innovation, we filed patent applications for 120 inventions in 2009. We routinely seek patent protection in different countries including the US, Japan, France, Germany and China, and we currently maintain a total worldwide portfolio of around 7,600 patents and applications.
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Corporate responsibility
We measure progress towards our corporate responsibility (CR) goals using our non-financial KPIs, which are shown in the chart on pages 24 and 25. We also report the direct costs to BT and the indirect impacts on society associated with the way we manage environmental and social issues. This is in accordance with the principles of the Connected Reporting Framework sponsored by HRH, the Prince of Wales. Our sustainability report (www.bt.com/betterworld) provides full details of our CR progress.
Supporting communities
All our lines of business support our community involvement activities.
UK
In 2009, we helped to launch Communicating for Success, a co-funded partnership between BT and the Football Foundation, to tackle digital exclusion and improve communications skills in the UK.
     We partner with a number of charities, including Childline, Children in Need and the Disasters Emergency Committee (DEC) in 2009, for which BT and BT employees raised over £4m. BT people volunteer to take donations in our call centres as part of major charity telephone and online appeals. We also manage the telephone networks and provide the online donation technology.
     For the past three years, Openreach has supported iCAN, a charity working for children with speech and language difficulties.
Rest of the world
The Inspiring Young Minds programme, our global development partnership with UNICEF, which brings IT skills to children, launches in China in 2010, following Brazil in 2008 and South Africa in 2007. In India, we support the work of the Katha IT and E-commerce school in one of Delhi’s poorest areas.
     We launched our first global disaster relief secondee programme with the Red Cross. BT volunteers with critical skills can be deployed into disaster zones alongside the aid charity’s own workers.
Protecting the environment
We aim to be a leader in the new low carbon economy. On the one hand, we recognise that the IT and communications industries constitute nearly 2% of global carbon emissions, and we are working hard to reduce these. On the other hand, communications technology reduces the need for people to travel and offers scope for improved logistics, energy distribution and energy management – which in turn reduces carbon emissions.
     We have been rated number one in the telecommunications sector in the Dow Jones Global Sustainability Index for the past eight years. We also hold the Queen’s Award for Enterprise for Sustainable Development and Business in the Community’s Community Mark.
     We meet the guidelines of the Association of British Insurers in reporting on social performance and have also applied the Prince of Wales’ Accounting for Sustainability reporting framework.
Corporate responsibility risks
During 2009, we continued to develop our knowledge and understanding of our corporate responsibility risks. Our most significant CR risks continue to be:
▶	breach of our code of business ethics

▶	climate change

▶	diversity

▶	health and safety

▶	privacy

▶	supply chain working conditions.
Each of these risks has an owner and a mitigation strategy in place. These risks are not regarded as material in relation to the group and consequently are not included in Principal risks and uncertainties.

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Non-financial corporate responsibility KPIs

	Key performance indicators	Direct company impacts: Non-financial indicators

		Target 2010	2009	2008	2007

Customers	Customer service A measure of success across BT’s entire customer base	To improve customer service based on getting things right first time (RFT) in line with our corporate scorecard	17% improvement in RFT service from 2008	9% improvement in RFT service from 2007	3% increase in customer satisfaction (our previous measure)

Employees	Employee engagement index A measure of the success of BT’s relationship with employees, through its annual employee attitude survey	Maintain or improve the 2009 level of employee engagement. We moved to a five point scale this year, and have restated previous scores	3.61	3.60	3.62

	Diversity A measure of the diversity of the BT workforce	BT will maintain a top 10 placement in four of five major diversity benchmarks. Includes four UK benchmarks and the Schneider-Ross Global Diversity benchmark (from 2008)	BT is in the top 10 placement in four out of the five major diversity benchmarks	BT is in the top 10 placement in four out of the five major diversity benchmarks	BT is in the top 10 placement in three out of four main UK diversity benchmarks

	H&S: lost time injury rate Lost time injury cases expressed as a rate per 100,000 hours worked on a 12 month rolling average	Reduce to 0.157 cases	0.160 cases	0.188 cases	0.238 cases

	H&S: sickness absence rate Percentage of calendar days lost to sickness absence expressed as a 12 month rolling average	Reduce to 1.9% calendar days lost due to sickness	2.17%	2.43%	2.43%

Suppliers	Supplier relationships A measure of the overall success of BT’s relationship with suppliers, based on our annual supplier survey	To achieve a rating of 80% or more, based on the question: ‘How would you describe the quality of your company’s relationship with BT?’	85%	78%	New measure in 2008

	Ethical trading A measure of the application of BT’s supply chain human rights standard	To achieve 100% follow up within three months for all suppliers identified as high or medium risk, through our ethical standard questionnaires	78 risk assessments with 100% follow up	234 risk assessments with 100% follow up	413 risk assessments with 100% follow up

Improving society	Community effectiveness measure An independent evaluation of our community programme	Maintain evaluation score at over 90%	91%	79%	70%

	Investment to improve society	Maintain a minimum investment of 1% of underlying pre-tax profits	1.01%	1.02%	1.05%

Environment	CO2 equivalent emissions A measure of BT’s climate change impact	By December 2020, BT group will reduce its CO2e emission intensity by 80% against 1997 levels. New target set in 2008	CO2e 906,000 tonnes 44% reduction 43% intensity reduction	CO2e 920,000 tonnes 43% reduction 52% intensity reduction	CO2e 896,000 tonnes 45% reduction 52% intensity reduction

	Waste to landfill and recycling A measure of BT’s use of resources	BT group will reduce the tonnage of waste sent to landfill by 8% from 2009	17% reduction in waste to landfill from 2008 (UK only)	22% reduction in waste to landfill from 2007 (UK only)	8% reduction in waste to landfill from 2006 (UK only)

Integrity	Business practices measure How our Statement of Business Practice is implemented. Measured through a regular employee survey	We plan to make this indicator more broad-ranging to include all relevant policies including our new anti- corruption and bribery, and gifts and hospitality policies	77%	83%	87%

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All targets have an end date of 31 March 2010 unless otherwise indicated.

Direct company impacts: Financial indicators	Indirect company impacts

	2009	2008	2007

Total revenue	£21,390m	£20,704m	£20,223m

Average annual revenue per (UK) consumer household	£287	£274	£262

Employee costs	£5,506m	£5,358m	£5,223m	Employee engagement is a driver of customer satisfaction

Number of employees	107,021	111,858	106,200

BT will develop a relevant financial indicator for diversity next year				Establishing a diverse workforce promotes social cohesion

Cost to the business arising from injuries resulting in time off work	£7m	New measure in 2009		Lowering lost days from injuries and sickness reduces societal health care costs and improves productivity

BT sick pay costs	£85.2m	£89.8m	£84.7m

Total spend with suppliers	£8.9bn	£8.6bn	£6.8bn	Economic multiplier effect (e.g. employment) arising from BT’s supply chain procurement

Value of procurement contracts where our suppliers agree that we work with them to improve sustainability impacts (extrapolated from a representative supplier survey)	£7.4bn (83% of supplier spend)	£5.7bn (66% of supplier spend)	First measured in 2008	Quality of life — especially working conditions in emerging economies

Community investment (time, cash and in-kind support)	£25.0m	£22.3m	£21.8m	BT’s community programme focuses on improving communication and ICT skills. This helps improve people’s employment prospects and increase social inclusion

Total energy costs (fleet fuel + gas + oil + diesel for back up generators etc; UK and Ireland only)	£227m	£194m	£185m	Indirect negative impacts occur in the manufacture of equipment and through energy consumption in customer premises. Positive impacts arise from application of ICT to support low-carbon economy

Income from recycling	£7.42m	£6.70m	£4.48m	Dealing with end of life products sold into the market place. Acting to reduce obsolescence
Landfill tax savings	£1.15m	£0.89m	£0.84m
Waste costs	£(7.90)m	£(7.27)m	£(5.15)m

Net waste savings	£0.67m	£0.32m	£0.17m

Revenue Support (customer bids with a sustainability component)	£1.9bn	£2.2bn	£1.8bn	A responsible business culture, banning corrupt practices including facilitation payments, supports better international governance

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     25

BUSINESS AND FINANCIAL REVIEWS
OTHER MATTERS

Regulation
BT operates in a dynamic and competitive environment both in the UK and around the world. Innovation is accelerating, driven by customer demand. Products and services are evolving and converging, supported by increasingly sophisticated networks. Service bundles offering fixed and mobile telephony, broadband and television are available from an increasing number of suppliers.
     We believe that, in such a climate, regulation must deliver a level playing field in the UK which allows companies across the fast-moving and converging markets to compete on equal terms, and makes sure that new monopolies are not allowed to emerge. We also need regulation to move at the same speed as the market is evolving such that regulation is only applied where necessary. Otherwise, there is a real risk that innovation and investment could be stifled.
Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various European Union (EU) directives, regulations and recommendations. The framework is currently under review and new directives are expected to take effect by 2011.
Ofcom
Ofcom (the Office of Communications) was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire communications market. Its principal duties are to further the interests of citizens in relation to communications matters and to further the interests of consumers in relevant markets, where appropriate by promoting competition.
     Ofcom regulation takes the form of sets of conditions laid down under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or having significant market power (SMP) in a particular market.
Conditions applying to all providers
Although these general conditions are concerned mainly with consumer protection, they also include requirements relating to general access and interconnection, standards, emergency planning, the payment of administrative charges, the provision of information to Ofcom and numbering. A separate condition regulates the provision of premium rate services.
     The Electronic Communications Code applies to all communications providers (CPs) authorised to carry out streetworks and similar activities for network provision. It requires electronic CPs with apparatus on or in the public highway to make financial provision to cover any damage caused by work they carry out, and for the removal of their networks in the event of liquidation or bankruptcy. This has been provided for the period to 31 March 2010.
Conditions applying to BT
Universal service obligations (USO) are defined in an order issued by the Secretary of State. BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider. Our primary obligation is to ensure that basic fixed-line services are available at an affordable price to all citizens and consumers in the UK. Other conditions relate to payphones and social needs schemes.
     Ofcom is scheduled to conduct a review of the narrowband USO in 2009, including whether it is still appropriate for BT to bear the entire cost of meeting the USO or whether there should be some contribution from the broader industry.
     It should also be noted that in its ‘Digital Britain’ interim report (January 2009), the UK Government set out its objective to develop plans for commitments around universal service covering broadband services to be effective by 2012. We are working closely with the UK Government, Ofcom and the wider communications industry on these plans, which we expect will be published more fully in the summer of 2009.
Significant market power designations
Ofcom is also required by EU directives to review relevant markets regularly and determine whether any CP has SMP in those markets.
     Where Ofcom finds that a provider has SMP, it must impose appropriate remedies, that may include price controls. At 31 March 2009, as a result of previous market reviews, BT was deemed to have SMP in a number of markets.
     However, Ofcom is in the process of consulting on SMP designations in both the retail and wholesale narrowband services markets. Its review of fixed narrowband retail services relates in particular to the supply of consumer and business telephone lines and voice calls. In the course of this review, Ofcom has proposed that BT no longer has SMP in these markets and that if Ofcom finalises its proposals, this would result in BT having greater freedom to package and price those services as we choose.
     Ofcom is also currently reviewing wholesale narrowband services markets. It has proposed that while BT will retain SMP in certain defined markets – for example, the provision of wholesale exchange lines, call origination and interconnect links – in other markets, such as local-to-tandem conveyance and single tandem transit, SMP would be removed and BT’s activities deregulated.
     Ofcom’s consultation on both the retail and wholesale narrowband services market review will close on 28 May 2009 and Ofcom will issue a statement later in the year setting out its conclusions.
     In May 2008, Ofcom removed BT’s SMP designation in relation to the provision of wholesale broadband access services in defined geographic areas of the UK (defined as ‘Market 3’). This followed Ofcom’s finding that effective competition in the provision of broadband in these areas had resulted from cable companies and CPs purchasing unbundled local loops from Openreach. All previous regulation of BT’s wholesale activities in relation to broadband services in these areas was therefore removed.
26     BT GROUP PLC ANNUAL REPORT & FORM 20-F

BUSINESS AND FINANCIAL REVIEWS OTHER MATTERS

Significant market power charge controls
As a result of SMP designations, the charges we can make for a number of wholesale services are subject to the following regulatory controls:
▶	network charge controls (NCC) on wholesale interconnect services – we operate under interconnection agreements with most other CPs. Our charges for interconnect services are controlled by Ofcom, under the NCC regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Ofcom is currently reviewing the charge control to take effect for four years from 1 October 2009 and is consulting on a range of options where charges would be allowed to increase by more than inflation

▶	partial private circuits (PPC) charge controls applying to certain wholesale leased lines that BT provides to other network operators. Ofcom has consulted on proposals for new controls to apply from 1 October 2009 and is expected to issue its final decision in the first quarter of the 2010 financial year

▶	Ofcom is proposing to introduce charge controls on BT’s provision of wholesale Ethernet access and backhaul services at bandwidths of 1Gb or below from 1 October 2009. Again, Ofcom’s final decision on these controls is expected in the first quarter of the 2010 financial year

▶	Ofcom has also been consulting on regulatory controls governing the charges Openreach applies to the provision of local loop unbundling (LLU) services and wholesale line rental (WLR). Ofcom is expected to publish a statement shortly setting out its conclusions on LLU charges and issue a further consultation on WLR charges.
BT’s Undertakings
In response to Ofcom’s 2005 strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002 (Enterprise Act). These Undertakings, which included the creation of Openreach, were accepted by Ofcom and came into force in September 2005. The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry about the way BT will provide ‘upstream’ regulated products to support effective and fair competition in related ‘downstream’ markets. This, in itself, should lead to a reduction in the need for regulation in those competitive downstream markets over time.
     BT is in discussion with Ofcom and the wider communications industry about the remaining Undertakings in the context of changing industry priorities and systems capacity. Any proposed changes will be subject to consultation during the 2009 calendar year.
Next generation access regulation
In March 2009, following consultation, Ofcom published a policy statement setting out a regulatory framework for next generation access (NGA). This gave sufficient regulatory certainty for BT to proceed with the initial phase of our super-fast broadband roll out and we will continue to work with Ofcom as our plans develop.
Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.
European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which the existing directives have been implemented vary from country to country. National regulators are working together in the European Regulators Group to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting such obligations.
     The European Commission formally investigated the way the UK Government set BT’s property rates and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless, and that the appeal will not succeed.
The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation, and in most of these we have to meet certain conditions and have had to obtain licences or other authorisations. The degree to which these markets are liberalised varies widely, which means that our ability to compete fully in some countries is constrained. We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related wholesale access to their networks where appropriate and for advance notice of any changes to their network design or technology which would have an impact on our ability to serve our customers.
Competition
UK market trends
Broadband take up in the UK is slowing as the market matures and reaches high levels of penetration. However, usage is growing, driven for example by the increased popularity of peer-to-peer applications and of services such as the BBC iPlayer and BT Vision. Mobile broadband has also been a focus for many of the mobile operators as the voice and text markets approach saturation. Broadband providers are now expected to deliver an excellent level of service in addition to a range of applications and products tailored to the individual needs of customers.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     27

BUSINESS AND FINANCIAL REVIEWS OTHER MATTERS

Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 (Competition Act) in the UK and to EU competition law. Where we operate outside the UK, we are also subject to the competition laws in the relevant countries.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT three statements of objection to which we responded and argued that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision in due course.
Branches outside the UK
BT operates branches outside the UK in Europe, the Middle East, Africa, the Americas and the Asia Pacific region.
Our relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described below, the commercial relationship between BT as a supplier and the UK Government as a customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling the UK Government to impose obligations on providers of public electronic communications networks, including BT, at times of emergency and in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.
Legal proceedings
We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or operations of the group. There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which we held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
Acquisitions and disposals
We actively review our portfolio of assets and acquisition opportunities in our target markets. We will consider acquiring companies if they bring us skills, technology, geographic reach or time to market advantage for new products and services.
2009
During the 2009 financial year, we completed a number of acquisitions:

Date	Acquisition
May 2008	Wire One Holdings Inc – one of the leading providers of videoconferencing solutions in the US. Wire One is central to BT Conferencing’s video business unit, extending its customer footprint and enhancing its videoconferencing capabilities.

July 2008	Ufindus Ltd, one of the UK’s leading online business directories. The acquisition from Iomart Group plc underpins the continued growth of BT Directories, our classified advertising and directories business.

July 2008	Ribbit Corporation, a Silicon Valley-based ‘Telco 2.0’ platform company for $105m. The acquisition will accelerate our transformation into a next generation, platform-based, software-driven services company. In addition, it complements our existing capability in software development platforms. The integration of Ribbit with 21CN progressed well during the year.

July 2008	Stemmer GmbH and SND GmbH, two German companies constituting the enterprise IT services segment of net AG, listed on the Frankfurt Stock Exchange. The acquisitions strengthen our skills and capabilities in the German market, in line with our strategy to offer networked IT services to our corporate customers in Germany and globally.
We also completed a number of other transactions in 2009, including:
▶	an agreement with Sekunjalo Investments Ltd, under which Sekunjalo has become a 30% shareholder in BT’s South African business

▶	an extension of the geographic scope of our joint venture with Enìa SpA in Parma, Italy and an increase of our stake in the joint venture from 55% to 59.5%

▶	the acquisition of the remaining shares of Net2S SA, a publicly traded IT services company listed in France, other than certain treasury shares and locked-up shares issued under employee share plans (we had acquired over 91% of the outstanding issued share capital of Net2S SA in 2008).
28     BT GROUP PLC ANNUAL REPORT & FORM 20-F

BUSINESS AND FINANCIAL REVIEWS OTHER MATTERS

Prior to 2009
The BT of today was largely created by a radical restructuring of the company in the 2002 financial year. This restructuring involved a rights issue (raising £5.9bn), the demerger of O2 (comprising BT’s wholly owned mobile assets in Europe), the disposal of significant non-core businesses and assets, the unwinding of Concert (our joint venture with AT&T) and the creation of customer-focused lines of business.
     In 2007, we completed a number of acquisitions, including:
▶	dabs.com (an online retailer of IT and technology products)

▶	PlusNet (an internet service provider)

▶	International Network Services (INS) (the California-based global provider of IT consulting and software solutions). In 2008, our acquisitions included:

▶	i2i Enterprise Pvt Ltd (a Mumbai-based company which specialises in IP communications services for major Indian and global multinational companies)

▶	Comsat International (a provider of data communications services for corporations and public sector organisations in Latin America)

▶	the IT infrastructure division of CS Communication & Systèmes (the French IT systems and network services provider)

▶	Frontline Technologies Corporation Ltd (one of the leading providers of end-to-end IT services in the Asia Pacific region).
We also completed the merger of I.NET SpA, an Italian data services provider with BT Italia SpA (formerly Albacom).
Our property portfolio
At 31 March 2009, we occupied approximately 7,000 properties in the UK and approximately 400 properties in the rest of the world. The majority of the UK properties are owned by – and leased from – the Telereal Group, which is part of the William Pears Group. Approximately 85% of the UK portfolio consists of operational telephone exchanges, which contain exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres.
     Our group property team manages waste and recycling on behalf of the rest of the business. More detailed information on waste management and recycling can be found in the chart on pages 24 to 25.
Principal risks and uncertainties
In common with all businesses, BT is affected by a number of risks and uncertainties, not all of which are wholly within our control. Although many of the risks and uncertainties influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. Some may be unknown to us and others, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     We have a defined enterprise wide risk management process for identifying, evaluating and managing the significant risks faced by the group. The key features of the risk management process are provided in the statement on Internal control and risk management on page 72 . The group risk register captures the most significant risks facing the business. Each risk is assigned a senior management owner responsible for monitoring and evaluating the risk and the mitigation strategies.
     In the 2008 Annual Report & Form 20-F, we highlighted ‘Transformation Strategy’ and ‘Technological Advances’ as principal risks. These are not included for 2009 because the group’s transformation programme was completed during the first half of the year. In addition, as the new 21CN core network has now been completed, any ongoing risks associated with general technological advances are managed as part of the group’s normal risk management process. Ongoing risks associated with the general competitive environment are set out below.
     The principal risks and uncertainties should be considered in conjunction with the risk management process, the forward looking statements in this document and the Cautionary statement regarding forward looking statements on page 148.
Competitive activity
We operate in highly competitive markets where customers can switch suppliers based on price and service levels as well as competitor activity. The profitability of these markets is declining as the competitive intensity and volatility of these markets increases.
     Factors contributing to levels of competitive activity include ‘resource rich’ competitors from adjacent markets entering our markets; competitors emerging with radically different costs bases, capabilities, propositions and/or business models; the emergence of new technologies and products offering increased performance at lower cost; decline in market growth rates and profitability due to the current economic environment; increased levels of customer churn and reduced levels of market differentiation.
Global economic and credit market conditions
A general reduction in business activity resulting from the current economic downturn in the global economy could lead to a loss of revenue and profits for us. Our business performance could also be adversely affected by increased exposure to the default of customers and suppliers as economic conditions worsen. In addition the impact of the current credit market conditions potentially impacts our ability to access liquidity in the capital markets and increases the risk of a counterparty exposure should any counterparty default on its contractual obligations. Volatility in the currency markets also affects our revenues and costs and while appropriate actions are taken to mitigate this risk there remains ongoing exposure to foreign exchange movements.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     29

BUSINESS AND FINANCIAL REVIEWS OTHER MATTERS

If economic and credit conditions do not improve, we may not be able to generate sufficient cash flow, or access capital markets, to enable us to service or repay our indebtedness or to fund our other liquidity requirements. We may be required to refinance all or a portion of our indebtedness on or before maturity, reduce or delay capital expenditure or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, may adversely affect our business, financial condition, results of operations and prospects.
     We expect the current economic conditions to continue for some time and we will continue to seek to mitigate the risks that arise while identifying and exploring opportunities.
Regulatory controls
Some of our activities are subject to significant price and other regulatory controls which may affect our market share, competitive position and future profitability.
     Most of our wholesale fixed-network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to other CPs. In recent years, the effect of some of these controls has been to require us to reduce our prices. We cannot provide assurance to our shareholders that the regulatory authorities will not increase the severity of the price controls, extend the services to which controls apply (including any new services that we may offer in the future), or extend the services which we have to provide to other CPs. These controls may adversely affect our market share and our future profitability.
     In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings that were accepted by Ofcom and came into force in September 2005. A number of challenging milestones in the Undertakings also remain to be delivered.
     In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of a breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging and we are in consultation with Ofcom and the wider communications industry about the remaining Undertakings in the context of changing industry priorities and systems capacity.
     Ofcom is conducting a number of reviews which are expected to be completed during the 2010 financial year. These include review of the wholesale narrowband market, the Openreach financial framework, the wholesale line rental charge control, and the wholesale local access market. Whilst these reviews are, in our view, an opportunity to create regulatory stability, there is a risk that they may adversely affect our competitive position and future returns on our regulated copper asset base.
     Further details on the regulatory framework in which we operate can be found in Regulation on pages 26 to 27.
Major contracts
Our business may be adversely affected if we fail to perform on major customer contracts.
     We have entered into a number of complex and high value networked IT services contracts with customers, increasingly won in areas which are competitive. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we expect to achieve. Any increased or unexpected costs, failures to achieve the anticipated cost savings, or unanticipated delays, including delays caused by factors outside our control, could make these contracts less profitable or even loss making, so adversely impacting our profit margins. The degree of risk increases generally in proportion to the scope and life of the contract and is typically higher in the early stages. Some customer contracts require significant investment in the early stages which is recoverable over the life of the contract.
     In 2009, a failure to achieve anticipated cost savings made a number of our major contracts less profitable or even loss making, adversely impacting our profits. Contract and financial reviews were undertaken in BT Global Services, and resulted in a more cautious view of the recognition of future cost efficiencies and other changes in underlying assumptions and estimates particularly in light of the current economic outlook, resulting in significant contract and financial review charges being recognised. For more detail, see page 10.
     In addition, major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases. There can be delays in these phases and certain milestones may be missed which could adversely impact our profit margins and the recoverability of any capitalised contract costs. In some cases, our products and services incorporate software or system requirements from other suppliers or service providers, and failure to meet these obligations may in turn impact our ability to meet our commitments in a timely manner. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.
     We may lose significant customers due to merger or acquisition, business failure or contract expiry. Failure to replace the revenue and earnings from lost customers could reduce revenue and profitability.
30     BT GROUP PLC ANNUAL REPORT & FORM 20-F

BUSINESS AND FINANCIAL REVIEWS OTHER MATTERS

Security and resilience
We are critically dependant on the secure operation and resilience of our information systems, networks and data.
     Any significant failure or interruption of data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations. We have a corporate resilience strategy and business continuity plans in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may lead to a reduction in our profitability and there can be no assurance that material adverse events will not occur.
     The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and sensitive information. We also store and transmit data for our customers all of which needs to be safeguarded from potential exposure and therefore requires a high level of management and security.
Pensions
We have a significant funding obligation to a defined benefit pension scheme.
     Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. Whilst the triennial actuarial funding valuation as at 31 December 2008 has not yet been completed, as detailed on page 43, BT and the Trustee of the BTPS have agreed that deficit contributions of £525m per annum will be made over the next three years. This agreement has been approved by the Pensions Regulator.
     The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     31

BUSINESS AND FINANCIAL REVIEWS
FINANCIAL REVIEW
The following table shows the summarised group income statement.

Summarised group income statement

	2009	2008	2007
Year ended 31 March	£m	£m	£m

Revenue	21,390	20,704	20,223
Other operating income[a]	339	349	233
Operating costs[a]	(21,318)	(18,697)	(17,915)

Operating profit
Before specific items[b]	819	2,895	2,713
Specific items	(408)	(539)	(172)

	411	2,356	2,541
Net finance expense
Before specific items[b]	(620)	(378)	(233)
Specific items	–	–	139

	(620)	(378)	(94)
Share of post tax profits (losses) of associates and joint ventures
Before specific items[b]	39	(11)	15
Specific items	36	–	–

	75	(11)	15
Profit on disposal of associates and joint ventures – specific items	–	9	22

(Loss) profit before taxation
Before specific items[b]	238	2,506	2,495
Specific items	(372)	(530)	(11)

	(134)	1,976	2,484
Taxation
Before specific items[b]	10	(581)	(611)
Specific items	43	343	979

	53	(238)	368
(Loss) profit for the year
Before specific items[b]	248	1,925	1,884
Specific items	(329)	(187)	968

	(81)	1,738	2,852
Basic (loss) earnings per share
Before specific items[b]	3.2p	23.9p	22.7p
Specific items	(4.3)p	(2.4)p	11.7p

Total basic (loss) earnings per share	(1.1)p	21.5p	34.4p

[a]	Includes specific items.
[b]	Operating profit before specific items, net finance expense before specific items, share of post tax profits (losses) of associates and joint ventures before specific items, (loss) profit before taxation and specific items, taxation before specific items, (loss) profit for the year before specific items and basic (loss) earnings per share before specific items are ‘non-GAAP measures’ provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 33, 47 and 48.
The following table reconciles (loss) profit before taxation to adjusted profit before taxationc, an additional non-GAAP measure used in 2009.

(Loss) profit before taxation	(134)	1,976	2,484
Contract and financial review charges	1,639	–	–
Specific items	372	530	11

Adjusted profit before taxation[c]	1,877	2,506	2,495

Adjusted basic earnings per share[c]	18.4p	23.9p	22.7p

[c]	Adjusted results refer to the results before the contract and financial review charges recorded within BT Global Services and specific items and are ‘non-GAAP measures’ provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 33, 47 and 48.
32     BT GROUP PLC ANNUAL REPORT & FORM 20-F

BUSINESS AND FINANCIAL REVIEWS FINANCIAL REVIEW
Revenue by product – year ended 31 March (£m)

Introduction to the Financial review
In the Financial review we discuss the results of the group for 2009, 2008 and 2007. We explain the performance of the business using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. In particular, in this Financial review, we principally discuss the group’s results on an adjusted basis. Results on an adjusted basis are presented before the contract and financial review charges recorded within BT Global Services and specific items. Further discussion of the BT Global Services contract and financial review charges is given on page 10. In our income statement we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of our results. The directors believe that presentation of the group’s trading results in this way is relevant to an understanding of the group’s performance as specific items are significant one-off or unusual in nature and have little predictive value. Specific items are therefore analysed and discussed separately in this Financial review. The other non-GAAP measures we use in this Financial review are underlying revenue, underlying operating costs, free cash flow and net debt.
     Each of these measures is discussed in more detail at the end of this section, on pages 47 and 48.
     In the Financial review, references we make to ‘2009’, ‘2008’, and ‘2007’ are to the financial years ended 31 March 2009, 2008 and 2007, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2009.
Line of business results
The financial performance of the lines of business for 2009, 2008 and 2007 are discussed in the Business review. We measure the financial performance of BT Retail, BT Wholesale and Openreach based on EBITDA and operating profit before specific items. For 2009 we measure the results of BT Global Services on an ‘adjusted’ basis, being before the impact of contract and financial review charges and specific items. For further discussion of these items, see pages 47 to 48. A reconciliation of adjusted EBITDA to group operating profit (loss) by line of business, and for the group, is provided in the table at the foot of pages 34 to 35.

	Internal cost recorded by
	BT Global	BT	BT
	Services	Retail	Wholesale	Openreach	Other	Total
	£m	£m	£m	£m	£m	£m

Internal revenue recorded by:
BT Global Services	–	–	–	–	–	–
BT Retail	219	–	51	4	85	359
BT Wholesale	–	–	–	1,228	–	1,228
Openreach	–	2,250	85	–	1,918	4,253

Total	219	2,250	136	1,232	2,003	5,840

The table above analyses the trading relationships between each of the lines of business for 2009. The majority of the internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business, both directly, and also indirectly through BT Operate which is included within Other in the table above. Internal revenue arising in BT Retail relates primarily to BT Ireland and Enterprises. Internal revenue arising in BT Wholesale relates to the sale of line cards and access electronic services to Openreach.
Group results
Group revenue
Revenue increased by 3% to £21,390m. This compares with growth of 2% in 2008 and 4% in 2007. Foreign exchange movements and the impact of acquisitions contributed £653m and £521m, respectively, to revenue growth in the year. Excluding these, underlying revenue decreased by 2% in 2009, compared with group revenue in 2008.
Underlying revenue

2009
£m

Group revenue	21,390
Foreign exchange movements	(653)
Acquisitions	(521)

Underlying revenue[a]	20,216

[a]	Underlying revenue is a new ‘non-GAAP measure’ used by the group for the first time in 2009. This measure is discussed in more detail at the end of this section on page 47.
Product revenue

	2009	2008	2007
	£m	£m	£m

Revenue by product
Managed solutions	6,365	5,320	4,825
Broadband and convergence	2,637	2,567	2,310
Calls and lines	6,305	6,818	7,098
Transit, conveyance, interconnect services, WLR, global carrier and other wholesale products	3,301	3,398	3,452
Other	2,782	2,601	2,538

Group total	21,390	20,704	20,223

Managed solutions revenue, including MPLS and networked IT services, increased by 20% to £6,365m, mainly due to the impact of foreign exchange movements on networked IT services revenue and an increase in BT Wholesale managed network solutions revenue arising from new contracts in 2009. In 2008, managed solutions revenue increased by 10%, driven by growth in revenue

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Revenue by customer segment–year ended 31 March 2009 (%)

from networked IT services and MPLS. Broadband and convergence revenue increased by 3% to £2,637m due to an increase in business mobility volumes and revenue from BT Vision. In 2008, broadband and convergence revenue increased by 11%, driven by growth in revenue from consumer broadband. These increases were partially offset by an 8% decrease in revenue from calls and lines to £6,305m, compared with a decline of 4% in 2008. The acceleration of the decline in 2009 reflects the increasingly competitive environment and further market declines. Revenue from transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products decreased by 3% to £3,301m, compared with a decrease of 2% in 2008 as a result of the continued decline in low margin transit revenue and conveyance volumes.
Customer segment revenue

Customer segment	Source of revenue

Major corporate	BT Global Services’ major corporate customers
Business	BT Retail’s SME customers
Consumer	BT Retail’s consumer customers
Wholesale/carrier	Openreach’s external customers,
BT Wholesale’s external customers and
BT Global Services’ global carrier customers

The group also analyses revenue by customer segment. The table above indicates the source of revenue for each of the customer segments and how this relates to the different lines of business.

	2009	2008	2007
	£m	£m	£m

Revenue by customer segment
Major corporate	8,463	7,573	7,089
Business	2,631	2,590	2,456
Consumer	4,850	5,071	5,124
Wholesale/carrier	5,404	5,442	5,537
Other	42	28	17

Group total	21,390	20,704	20,223

Major corporate
Major corporate revenue increased by 12% to £8,463m (2008: £7,573m, 2007: £7,089m), compared with an increase of 7% in 2008. The increase in 2009 primarily reflects the favourable impact of foreign exchange movements and recent acquisitions. BT Global Services, which serves major corporate customers, achieved total contract wins of £8.0bn in 2009 (2008: £8.0bn, 2007: £9.3bn).
Business
Business revenue increased by 2% to £2,631m in 2009 (2008: £2,590m, 2007: £2,456m), compared with growth of 5% in 2008. The increase is due to growth in mobility and convergence revenue and networked IT services revenue. The significant growth in the prior year was due to the acquisitions of Basilica and Lynx Technology.
Consumer
Consumer revenue decreased by 4% to £4,850m in 2009 (2008: £5,071m, 2007: £5,124m), compared with a decrease of 1% in 2008, due to a decline in revenue from calls and lines, which was partially offset by growth in mobility and convergence revenue. Residential broadband connections increased by 9% to 3.6m at 31 March 2009. At 31 March 2009, we had 14m call package customers (2008: 15m). The proportion of our consumer revenue under contract was 71% in 2009, compared with 70% in 2008 and 68% in 2007.
     The 12 month rolling average annual revenue per consumer household (ARPU), net of mobile termination charges, was £287 in 2009 (2008: £274, 2007: £262), a year on year increase of 5% in both 2009 and 2008. The increase to consumer ARPU reflects the higher number of customers buying multiple services from BT, together with the successful retention of higher value customers.
Line of business results

									Contract and financial review
	Revenue			Operating profit (loss)[a]			charges and specific items
	2009	2008	2007	2009	2008	2007	2009		2008		2007
	£m	£m	£m	£m	£m	£m	£m		£m		£m

BT Global Services	8,828	7,889	7,312	(2,106)	117	70	1,639		–		–
BT Retail	8,471	8,477	8,346	1,209	1,050	912
BT Wholesale	4,658	4,959	5,386	580	502	592
Openreach	5,231	5,266	5,223	1,218	1,222	1,220
Other	42	28	17	(490)	(535)	(253)	408	[c]	539	[c]	172	[c]
Intra-group	(5,840)	(5,915)	(6,061)

Group totals	21,390	20,704	20,223	411	2,356	2,541	2,047		539		172

[a]	A reconciliation from total operating profit (loss) to (loss) profit after tax is given on page 32.
[b]	Items presented as ‘adjusted’ are stated before contract and financial review charges recorded within BT Global Services and specific items.
[c]	Specific items for all years presented.
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Wholesale and carrier
Wholesale and carrier revenue decreased by 0.7% to £5,404m in 2009 (2008: £5,442m, 2007: £5,537m), compared with a decline of 2% in 2008, as a result of a decline in low margin transit revenue, conveyance volumes and revenue from DSL broadband. The declines were partially offset by higher revenue from LLU, managed network solutions and the global carrier business.
     In the UK, we had 13.8m wholesale broadband DSL and LLU connections, including 5.7m LLU lines, at 31 March 2009, an increase of 1.1m connections in the year.
Other operating income
Other operating income before specific items was £352m in 2009 (2008: £359m, 2007: £236m). The decrease in 2009 was largely due to lower income from the sale of intellectual property rights, licences, vehicles and other assets, partially offset by higher income from the sale of scrap and cable recovery. The increase in 2008 was largely due to growth in the third party business undertaken by our vehicle fleet operations, some upfront benefits from the transformation of our operational cost base through global sourcing and income from the exploitation of our intellectual property.
Operating costs

	2009	2008	2007
	£m	£m	£m

Staff costs before leaver costs	5,302	5,231	5,076
Leaver costs	204	127	147

Staff costs	5,506	5,358	5,223
Own work capitalised	(673)	(724)	(718)

Net staff costs	4,833	4,634	4,505
Depreciation	2,249	2,410	2,536
Amortisation	641	479	384
Payments to telecommunications operators	4,266	4,237	4,162
Other operating costs	8,934	6,408	6,159

Operating costs before specific items	20,923	18,168	17,746
Specific items	395	529	169

Operating costs	21,318	18,697	17,915

Group operating costs before specific items increased by 15% to £20,923m. Group operating costs in 2009 include the impact of foreign exchange rate movements of £720m and the impact of acquisitions of £486m. Excluding these, the impact of the contract and financial review charges within BT Global Services of £1.6bn (see page 10) and specific items, underlying operating costs of £18,119m were broadly unchanged compared with the prior year. Outside of BT Global Services the rest of the group has reduced operating costs. Group operating costs before depreciation, amortisation and leaver costs, excluding BT Global Services costs of £8,562m, decreased by 6% to £7,669m, or 9% on an underlying basis excluding foreign exchange rate movements of £86m and acquisitions of £143m. The reduction reflects the success of the group’s cost savings initiatives. The group has reduced total labour resource by around 15,000 in 2009. Most of the reductions were in the area of indirect labour, including agency and contractors.

Adjusted			Depreciation
operating profit (loss)[b]			and amortisation			Adjusted EBITDA[b]
2009	2008	2007	2009	2008	2007	2009	2008	2007
£m	£m	£m	£m	£m	£m	£m	£m	£m

(467)	117	70	776	744	665	309	861	735	BT Global Services
1,209	1,050	912	425	445	445	1,634	1,495	1,357	BT Retail
580	502	592	686	893	908	1,266	1,395	1,500	BT Wholesale
1,218	1,222	1,220	778	689	707	1,996	1,911	1,927	Openreach
(82)	4	(81)	225	118	195	143	122	114	Other Intra-group

2,458	2,895	2,713	2,890	2,889	2,920	5,348	5,784	5,633	Group totals

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	2009	2008	2007
	£m	£m	£m

Staff costs
Wages and salaries	4,499	4,242	4,099
Social security costs	432	417	388
Pensions costs	544	626	643
Share based payments	31	73	93

	5,506	5,358	5,223

Staff costs increased by 3% to £5,506m (2008: 3%), largely due to recent acquisitions and the impact of pay inflation partly offset by cost savings. Leaver costs were £204m (2008: £127m, 2007: £147m). The pension charge for 2009 was £544m, compared with £626m in 2008 and £643m in 2007. This included £451m in respect of the BTPS, the group’s main defined benefit pension scheme (2008: £561m, 2007: £594m). The decrease in pension costs in the year reflects the impact of the higher discount rate (6.85%) compared with 2008 (5.35%) on the defined benefit service cost, which was partially offset by an increase in costs associated with the group’s defined contribution schemes as the membership of these schemes grows. The decrease in pension costs in 2008 reflected the impact of leavers from the BTPS, also offset by higher costs on the group’s defined contribution schemes. Share based payment costs decreased by 58% to £31m, compared with a decrease of 22% in 2008, reflecting the lower fair value of new grants in 2009 and the significant number of UK Sharesave forfeitures in the year.
     Depreciation and amortisation was broadly flat in 2009, compared with a decrease of 1% in 2008. This reflects higher depreciation and amortisation on 21CN assets as they are brought into use, offset by lower depreciation on legacy assets. The reduction in 2008 was largely as a result of certain legacy assets becoming fully depreciated and the useful lives of other assets being extended, which was only partially offset by higher depreciation on 21CN assets.
     Payments to other telecommunication operators increased by 1% to £4,266m, compared with an increase of 2% in 2008, reflecting the impact of foreign exchange rate movements, partially offset by the impact of lower volumes. The increase in 2008 was due to higher volumes in the year. Other operating costs before specific items increased by 39% to £8,934m, largely reflecting the impact of contract and financial review charges within BT Global Services of £1.6bn, the adverse impact of foreign exchange movements, the impact of acquisitions and the slow delivery of cost efficiency savings within BT Global Services. In 2008, other operating costs increased by 4%, reflecting the impact of acquisitions, the cost of supporting networked IT services contracts and increased levels of activity in the network. Other operating costs include the maintenance and support of the networks, accommodation, sales and marketing costs, research and development and general overheads.
EBITDA
In 2009, adjusted EBITDA was £5,348m, compared with £5,784m in 2008 and £5,633m in 2007. The decline in 2009 reflects the unacceptable performance in BT Global Services and continued EBITDA decline in BT Wholesale, partially offset by a good performance in BT Retail and Openreach. The increase in adjusted EBITDA in 2008 reflected growth in the business and additional other operating income generated in the year. Including the impact of contract and financial review charges and specific items EBITDA was £3,301m in 2009, compared with £5,245m in 2008 and £5,461m in 2007.
Operating profit
In 2009, adjusted operating profit was £2,458m (2008: £2,895m, 2007: £2,713m), 15% lower than 2008, which in turn was 7% higher than 2007. The reduction in the current year reflects the unacceptable performance in BT Global Services, partially offset by good performance in the other lines of business. The increase in 2008 reflected the revenue growth of the business and the additional other operating income generated in the year. Reported operating profit was £411m in 2009, compared with £2,356m in 2008 and £2,541m in 2007.
Other group items
Specific items
Specific items for 2009, 2008 and 2007 are shown in the table on page 37, and are defined on page 33.
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	2009	2008	2007
	£m	£m	£m

Other operating income
Net loss on sale of group undertakings	13	10	5
Profit on sale of non current asset investments	–	–	(2)

	13	10	3
Operating costs
BT Global Services restructuring charges
– Networks and products rationalisation	183	–	–
– People and property	51	–	–
– Intangible asset impairments	46	–	–
Group restructuring charges	65	402	–
21CN asset impairment and related charges	50	–	–
Property rationalisation costs	–	–	64
Creation of Openreach and delivery of the Undertakings	–	53	30
Write off of circuit inventory and other working capital balances	–	74	65
Costs associated with settlement of open tax years	–	–	10

	395	529	169
Finance income
Interest on settlement of open tax years	–	–	(139)
Associates and joint ventures
Reassessment of carrying value of associate	(36)	–	–
Profit on sale of associate	–	(9)	(22)

Net specific items charge before tax	372	530	11

Tax credit in respect of settlement of open tax years	–	(40)	(938)
Tax credit on re-measurement of deferred taxes	–	(154)	–
Tax credit on specific items above	(43)	(149)	(41)

Net specific items charge (credit) after tax	329	187	(968)

The specific items recognised in 2009 are set out below.
▶	A loss on disposal of £13m (2008: £10m, 2007: £5m) arose from the disposal of a business. The £10m and £5m losses in 2008 and 2007, respectively, relate principally to the disposal of the group’s satellite broadcast business.
▶	As a result of the BT Global Services operational review, (described on page 11) the group has recorded restructuring charges of £280m, with further costs of around £420m expected to be recorded over the next two years, the majority of which will be in 2010. These charges are expected to result in a net cash outflow of approximately £260m in 2010 and £50m in 2011. The main components of the specific item are set out below.
–	Networks and products rationalisation – as a result of the rationalisation of the legacy networks, including the associated systems and processes, a charge of £183m has been recognised, representing the difference between the recoverable amount and the carrying value of the assets impacted by the rationalisation. In addition, further dual running and transition costs of approximately £70m are expected to be incurred over the next two financial years as the rationalisation programme is completed.
–	People and property – a charge of £51m has been recognised, relating to the costs associated with the people and property aspects of the restructuring and rationalisation. The main components of the charge are leaver costs and property exit costs. Further people leaver related costs of approximately £350m are expected to be incurred over the next two financial years.
–	Intangible asset impairment – a charge of £46m has been recognised, reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served. The charge includes the write down of brands and other acquired intangible assets that no longer have an economic value to the business.
▶	A charge of £65m (2008: £402m, 2007: £nil) was recognised in respect of restructuring costs relating to the group’s transformation and reorganisation activities. The costs mainly comprise leaver costs, property exit and transformation programme costs.
▶	A charge of £50m was recognised, comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer-led roll out strategy and focus on next generation voice service developments of fibre based products.
▶	A credit of £36m was recognised in respect of a reassessment of the value of our share of the net assets of an associated undertaking.
▶	A tax credit of £43m (2008: £149m, 2007: £41m) arose on specific items.

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The specific items set out below did not impact 2009, but were recognised in the comparative years.
▶	A £64m charge in 2007 incurred in respect of property rationalisation costs.
▶	Charges of £53m in 2008 and £30m in 2007, were recognised in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems.

▶	Charges of £74m in 2008 and £65m in 2007 were recognised as a result of the completion of a review of circuit inventory and other working capital balances.

▶	Profit on the sale of associates of £9m in 2008 and £22m in 2007. In 2008, the £9m profit arose from the receipt of contingent consideration from the disposal of the group’s interest in e-peopleserve. In 2007, the £22m profit arose from the disposal of 6% of the group’s equity interest in the associate Tech Mahindra Limited.

▶	In 2008, the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40m, and this closed all open items in relation to the settlement reached in 2007. In 2007, the group agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs (HMRC). In 2007, the total impact of the settlement was a net credit of £1,067m, comprising a tax credit of £938m representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139m and operating costs of £10m, representing the costs associated with reaching this agreement. A tax credit of £154m was also recognised in 2008 for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28%, effective in 2009.
Net finance expense

	2009	2008	2007
	£m	£m	£m

Interest on borrowings	935	822	728
Loss arising on derivatives not in a designated hedge relationship	29	41	4
Interest on pension scheme liabilities	2,308	2,028	1,872

Total finance expense	3,272	2,891	2,604

Income from listed investments	–	–	(7)
Other interest and similar income	(31)	(65)	(72)
Expected return on pension scheme assets	(2,621)	(2,448)	(2,292)

Total finance income	(2,652)	(2,513)	(2,371)

Analysed as:
Net finance expense before specific items and pensions	933	798	653
Interest associated with pensions	(313)	(420)	(420)

Net finance expense before specific items	620	378	233
Specific items	–	–	(139)

Net finance expense	620	378	94

In 2009, net finance expense before specific items was £620m (2008: £378m, 2007: £233m). The net finance income associated with the group’s defined benefit pension obligation of £313m was £107m lower than in 2008, which in turn was at the same level as in 2007. The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at the start of the financial year. This is expected to be a net interest cost of about £275m in 2010 as a result of the significant reduction in asset values during 2009.
     Interest on borrowings was £935m in 2009 (2008: £822m, 2007: £728m). The increase of £113m in 2009 reflects higher net debt mainly due to lower free cash flow being exceeded by dividend and share buy back payments. The increase in 2008 of £94m reflects higher net debt and higher interest rates on variable rate borrowings. Losses arising on derivatives not in a designated hedge relationship was £29m in 2009 (2008: £41m, 2007: £4m). In 2008, losses on derivatives not in a designated hedge relationship of £41m included a charge of £26m on a low cost borrowing transaction which was marginally earnings positive after tax in the year.
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6.5p
full year proposed dividend

Interest income arising from listed investments and other interest and similar income was £31m in 2009 compared with £65m in 2008 reflecting lower levels of investments held by the group and lower average interest rates on deposits. In 2008, the reduction in interest income of £14m reflects the lower level of investment holdings following their utilisation to fund bond maturities.
     Adjusted operating profit represented 2.6 times net finance expense before specific items and the net finance income associated with the group’s defined benefit pension obligation, which compares with interest cover of 3.6 times in 2008 and 4.2 times in 2007. The reduction in cover was largely due to lower operating profits in the year and higher borrowing costs. Interest cover of reported operating profit represented 0.7 times net finance expense in 2009 (2008: 6.2 times, 2007: 27.0 times).
Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2009	2008	2007
	£m	£m	£m

Share of post tax profit (loss) of associates and joint ventures	39	(11)	15

Our share of the post tax profit (loss) from associates and joint ventures was a profit of £39m in 2009 (2008: £11m loss, 2007: £15m profit). Our most significant associate is Tech Mahindra Limited, which contributed £33m of post tax profit in 2009 (2008: £11m loss, 2007: £21m profit). The profits in 2009 reflect a focus on efficiency and costs. The loss in 2008 reflects Tech Mahindra’s investment in the expansion of its global capabilities during the year.
Profit before taxation
Adjusted profit before taxation was £1,877m in 2009, compared with £2,506m in 2008 and £2,495m in 2007. The reduction in 2009 is primarily due to the unacceptable performance in BT Global Services, partially offset by good performance in the other lines of business. In 2008, adjusted profit before taxation was broadly flat year on year, with the increase in operating profit being largely offset by the increase in net finance expense.
     Reported loss before taxation was £134m in 2009, compared with profit before taxation of £1,976m in 2008 and £2,484m in 2007.
Taxation
The tax credit for 2009 was £53m and comprised a tax credit of £10m on the profit before taxation and specific items and a credit of £43m on specific items. The effective rate of the tax credit on the profit before taxation and specific items was (4.2)%, reflecting the tax credit arising on the contract and financial review charges of £1.6bn (see page 10) recorded in the year.
     The net tax charge in 2008 was £238m and comprised a charge of £581m on profit before taxation and specific items, offset by a tax credit of £343m on certain specific items. The net tax credit in 2007 was £368m and comprised a charge of £611m on profit before taxation and specific items, offset by a tax credit of £41m on certain specific items and a further specific tax credit of £938m arising on settlement of substantially all open UK tax matters relating to ten tax years up to and including the 2004/05 year.
Earnings per share
Adjusted basic earnings per share were 18.4p in 2009, compared with 23.9p in 2008 and 22.7p in 2007, reflecting the reduced profitability. In 2009, the reported basic loss per share was 1.1p (2008: earnings per share 21.5p, 2007: earnings per share 34.4p). The table below reconciles adjusted to reported earnings per share.

	2009	2008	2007
	pence	pence	pence

Adjusted basic earnings per share[a]	18.4	23.9	22.7
Contract and financial review charges and specific items	(19.5)	(2.4)	11.7

Reported basic (loss) earnings per share	(1.1)	21.5	34.4

[a]	Adjusted amounts refer to the amounts before contract and financial review charges recorded within BT Global Services and specific items.
Reported diluted (loss) earnings per share were not materially different from reported basic (loss) earnings per share in any year under review.
Dividends
The Board recommends a final dividend of 1.1p per share (2008: 10.4p per share, 2007: 10.0p per share) to shareholders, amounting to approximately £85m (2008: £805m, 2007: £825m). This will be paid, subject to shareholder approval, on 7 September 2009 to shareholders on the register on 14 August 2009. When combined with the 2009 interim dividend of 5.4p per share, the total dividend proposed for 2009 is 6.5p per share, totalling £503m (2008: £1,236m, 2007: £1,247m). This compares with 15.8 pence in 2008 and 15.1 pence in 2007, a decrease of 59% following the increase in 2008 of 5%.
     Dividends paid in 2009 were £1,222m (2008: £1,241m, 2007: £1,053m) and have been presented as a deduction to shareholders’ equity.
Financing
In 2009, cash generated from operations was £4,934m (2008: £5,187m, 2007: £5,245m), a reduction of 5% compared with 2008. In 2008, cash generated from operations included pension deficiency payments of £320m.
     In 2009, the group paid net tax of £228m, compared with a net tax refund of £299m received in 2008. The net refund received in 2008 included a receipt of £521m in relation to the settlement of open tax years up to and including 2004/05, together with tax paid of £222m. In 2007, the group paid net tax of £35m, which included the initial cash receipt of £376m in relation to the settlement with HMRC. In 2009, net cash inflow from operating activities was £4,706m (2008: £5,486m, 2007: £5,210m).

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Cash flow
Summarised cash flow statement

	2009	2008	2007
	£m	£m	£m

Cash generated from operations	4,934	5,187	5,245
Net income taxes (paid) repaid	(228)	299	(35)

Net cash inflow from operating activities	4,706	5,486	5,210
Net purchase of property, plant, equipment and software	(3,038)	(3,253)	(3,209)
Net acquisition of subsidiaries, associates, joint ventures and group undertakings	(227)	(364)	(237)
Net sale (purchase) of current and non current financial assets	286	(160)	515
Dividends received from associates and joint ventures	6	2	6
Interest received	19	111	147

Net cash used in investing activities	(2,954)	(3,664)	(2,778)
Net drawdown (repayment) of borrowings	522	2,061	(765)
Equity dividends paid	(1,222)	(1,236)	(1,057)
Net repurchase of shares	(209)	(1,413)	(279)
Interest paid	(956)	(842)	(797)

Net cash used in financing activities	(1,865)	(1,430)	(2,898)
Effect of exchange rates on cash and cash equivalents	54	25	(35)
Net (decrease) increase in cash and cash equivalents	(59)	417	(501)

Increase in net debt resulting from cash flows	(921)	(1,510)	(219)

Net cash outflow from investing activities was £2,954m in 2009 (2008: £3,664m, 2007: £2,778m). In 2009, net cash outflow for the purchase of property, plant and equipment was £3,038m (2008: £3,253m, 2007: £3,209m). The decrease in 2009 reflects the lower capital expenditure across the group. The increase in 2008 reflects preparations for 21CN and the systems developments required by the Undertakings agreed with Ofcom. Net cash expenditure on acquiring new businesses was £227m in 2009 (2008: £364m, 2007: £237m). Significant acquisitions made in the current year include Wire One Holdings Inc (£74m), Ribbit Corporation (£46m) and Ufindus Ltd (£21m). In 2008, significant acquisitions included Comsat International, Frontline Technologies Corporation Limited and i2i Enterprise Private Limited. In 2007, significant acquisitions included INS Inc and PlusNet.
     In 2009, the net cash inflow from the net sale of investments was £286m, compared with an outflow of £160m in 2008, and an inflow of £515m in 2007. The cash flows in all financial years mainly related to changes in amounts held in liquidity funds.
     Interest received was £19m in 2009, compared with £111m in 2008 and £147m in 2007. The interest receipts in 2008 and 2007 include £65m and £74m, respectively, from HMRC on the settlement discussed in the specific items section of this Financial review. Excluding these receipts, interest received was £27m lower in 2009 reflecting lower levels of investments held by the group and lower average interest rates on deposits. In 2008, interest received was £27m lower reflecting the lower level of investment holdings following their utilisation to fund bond maturities, the share buy back programme and liquidity management.
     Net cash outflow from financing activities of £1,865m in 2009 compares with £1,430m in 2008 and £2,898m in 2007. In 2009, the group raised debt of £795m mainly through our European Medium Term Note programme and received £606m from the net issue of commercial paper. This was partially offset by cash outflows on the repayment of maturing borrowings and lease liabilities amounting to £879m. In 2008, the group raised debt of £3,939m mainly through its European Medium Term Note and US Shelf programmes which was partially offset by cash outflows on the repayment of maturing borrowings, lease liabilities and the net repayment of commercial paper amounting to £1,878m. In 2007, the full and part maturity of notes and leases resulted in a cash outflow of £1,085m mainly offset by the net issue of commercial paper of £309m.
     At 31 March 2009, net debt was £10,361m, compared with £9,460m at 31 March 2008 and £7,914m at 31 March 2007. The components of net debt, which is a non-GAAP measure, together with a reconciliation to the most directly comparable IFRS measure, are detailed on page 103. The share buy back programme has resulted in a cash outflow of £334m compared with £1,498m in 2008 and £400m in 2007.
     Equity dividends paid in 2009 were £1,222m, compared with £1,236m and £1,057m in 2008 and 2007, respectively. Interest paid in 2009 was £956m, compared with £842m and £797m in 2008 and 2007, respectively. Interest payments in 2008 included a one-off payment of £26m on the close out of derivatives associated with a low cost borrowing transaction. Excluding this payment, interest paid was £140m higher in 2009, which in turn was £19m higher in 2008, reflecting the impact of increased average net debt.
     During 2009, the share buy back programme continued until July 2008 and we repurchased 143m shares for cash consideration of £334m. During 2008 and 2007 we repurchased 540m and 148m shares for cash consideration of £1,498m and £400m, respectively. We also issued 83m shares out of treasury to satisfy obligations under employee share scheme exercises receiving consideration of £125m (2008: £85m, 2007: £123m).
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Free cash flow

	2009	2008	2007
	£m	£m	£m

Net cash inflow from operating activities	4,706	5,486	5,210
Net purchase of property, plant equipment and software	(3,038)	(3,253)	(3,209)
Net purchase of non current financial assets	–	(1)	(3)
Dividends from associates and joint ventures	6	2	6
Interest received	19	111	147
Interest paid	(956)	(842)	(797)

Free cash flow	737	1,503	1,354

The components of free cash flow, which is a non-GAAP measure and a key performance indicator, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. For further discussion of the definition of free cash flow, refer to pages 47 and 48.
     The decrease in free cash flow in 2009 of £766m is largely due to lower EBITDA, higher net income tax paid in the year and higher net interest payments, partially offset by lower cash payments in respect of capital expenditure.
     The increase in free cash flow in 2008 of £149m is largely due to the income tax repayment from HMRC of £521m (2007: £376m), a reduction in income taxes paid of £189m, lower pension deficiency payments of £320m (2007: £520m), together with an improvement in working capital movements. These improvements were partially offset by payments of £297m associated with our transformation activities and higher cash payments in respect of capital expenditure and net interest paid.
Balance sheet
Summarised balance sheet

	2009	2008
	£m	£m

Non current assets
Intangible assets	3,788	3,355
Property, plant and equipment	15,405	15,307
Retirement benefit asset	–	2,887
Trade and other receivables	322	854
Other non current assets	3,746	426

	23,261	22,829

Current assets
Trade and other receivables	4,185	4,449
Cash and cash equivalents	1,300	1,435
Other current assets	528	639

	6,013	6,523

Current liabilities
Loans and other borrowings	1,542	1,524
Trade and other payables	7,215	7,591
Other current liabilities	595	589

	9,352	9,704

Total assets less current liabilities	19,922	19,648

Non current liabilities
Loans and other borrowings	12,365	9,818
Deferred tax liabilities	1,728	2,513
Retirement benefit obligations	3,973	108
Other non current liabilities	1,687	1,777

	19,753	14,216

Equity
Ordinary shares and share premium	470	482
Retained (loss) earnings	(328)	4,927

	142	5,409

Minority interest	27	23
Total equity	169	5,432

	19,922	19,648

Net assets at 31 March 2009 were £169m compared with £5,432m at 31 March 2008, with the reduction of £5,263m mainly due to the loss for the year of £81m, actuarial losses of £7,037m, dividend payments of £1,222m, partly offset by the tax credit relating to items recorded directly in equity of £1,847m, gains on cash flow hedges of £570m and foreign exchange movements on the translation of overseas operations of £692m.
     BT’s non current assets totalled £23,261m at 31 March 2009, of which £15,405m were property, plant and equipment, principally forming the UK fixed network. At 31 March 2008, non current assets were £22,829m and property, plant and equipment were £15,307m.

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We believe it is appropriate to show the sub-total ‘Total assets less current liabilities’ of £19,922m at 31 March 2009 (2008: £19,648m) in the group balance sheet because it provides useful financial information being an indication of the level of capital employed at the balance sheet date, namely total equity and non current liabilities.
     BT Group plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had profit and loss reserves (net of the treasury reserve) of £9,761m at 31 March 2009, compared with £10,513m at 31 March 2008.
Capital expenditure
Capital expenditure is a measure of our expenditure on property, plant and equipment and software. It excludes the movement on capital accruals and any assets acquired through new acquisitions in a year. Capital expenditure totalled £3,088m in 2009 compared with £3,339m and £3,247m in 2008 and 2007, respectively. The reduction in expenditure in 2009 reflects a reduction in expenditure on exchange equipment and reduced provisioning volumes in Openreach due to a lower level of house moves and reduced LLU volumes from other CPs. This has been partly offset by increased expenditure on 21CN. The increased expenditure in 2008 related to investment in the creation of re-useable capabilities for major contracts and up front capital expenditure associated with contract wins at the end of the year. 21CN expenditure was higher than 2007 and included equipment deployment, customer site readiness as well as customer migration. 21CN expenditure is mainly reflected in other network equipment. The additional expenditure on 21CN has been partially offset by reduced spend on legacy equipment, including transmission and exchange equipment. Capital expenditure is expected to reduce to around £2.7bn in 2010.
     Of the capital expenditure, £316m arose outside of the UK in 2009, unchanged from the £316m in 2008. Contracts placed for ongoing capital expenditure totalled £451m at 31 March 2009.
Acquisitions
The total consideration for acquisitions in 2009, was £186m. Goodwill arising on acquisitions made in 2009 was £131m.
     The acquisition of Stemmer GmbH and SND GmbH was completed by BT Global Services in July 2008 for a total consideration of £13m. Net of cash acquired, the net cash outflow was £12m. The provisional fair value of net assets at the date of acquisition was £3m, giving rise to goodwill of £10m. No other acquisitions were made by BT Global Services in the year.
     BT Retail made two acquisitions in the year, Wire One Holdings Inc and Ufindus Ltd, for total consideration of £98m. Net of cash acquired, the net cash outflow in respect of these acquisitions was £95m. The fair value of net assets acquired was £24m, giving rise to goodwill of £74m.
     BT Design made two acquisitions in the year, Ribbit Corporation and Moorhouse Consulting Ltd, for total consideration of £75m. Net of deferred consideration and cash acquired, the net cash outflow in respect of these acquisitions was £60m. The provisional fair value of the combined net assets at the date of acquisition was £28m, giving rise to goodwill of £47m.
     The total consideration for acquisitions in 2008 was £477m. The acquisition of Comsat completed in June 2007 for a total consideration of £130m. Net of deferred consideration and cash acquired, the net cash outflow was £122m. The fair value of Comsat’s net assets at the date of acquisition was £57m, giving rise to goodwill of £73m. Other acquisitions made by BT Global Services in 2008, for a total consideration of £276m, include Frontline, Technologies Corporation Limited, i2i Enterprise Private Limited and Net 2S SA (a company which changed its name to BT Services SA on 1 April 2009). Net of deferred consideration and cash acquired, the net cash outflow in respect of these acquisitions was £187m. The fair value of the companies’ net assets at the various dates of acquisition was £82m, resulting in goodwill of £194m.
     Acquisitions made by BT Retail in 2008, for a total consideration of £71m, include Lynx Technology, Basilica and Brightview. Net of deferred consideration and cash acquired, the net cash outflow was £60m. The provisional fair value of the companies’ net assets at the various dates of acquisition was £24m, giving rise to goodwill of £47m.
Return on capital employed
The adjusted return on the average capital employed was 15.1% for 2009. In 2008 and 2007 we made an adjusted return of 17.7% and 17.6%, respectively. On a reported basis, the return on the average capital employed was 2.9% for 2009 (2008: 14.4%, 2007: 16.5%).
Pensions
Detailed pensions disclosures are provided in note 29 to the consolidated financial statements. At 31 March 2009, the IAS 19 accounting deficit was £2.9bn, net of tax, compared with a surplus of £2.0bn at 31 March 2008. The deterioration in asset values from £37.4bn at 31 March 2008 to £29.3bn at 31 March 2009 principally reflects the decline in global financial markets during the year. During the year the investment management de-risking activities have continued and this has further reduced the proportion of funds invested in equities from 45% to 31%.
     During the year we conducted a review of our UK pension arrangements, including extensive consultation with the trade unions and employees. The aim of the review was to ensure the schemes remain flexible, fair and sustainable for the long-term. Changes to the future benefit accruals under the BTPS were effective from 1 April 2009 and benefits built up before this date are protected and remain linked to final pensionable salary. The changes include increasing the normal retirement age to 65, changing to a career average revalued earnings basis, changes to member contributions and ceasing to contract out of the State Second Pension. We expect these changes will reduce regular cash contributions, net of increased National Insurance Contributions, by about £100m per annum.
     The number of retired members and other current beneficiaries in the BTPS has been increasing in recent years. Consequently, our future pension costs and contributions will depend on the
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investment returns of the pension fund and life expectancy of members and could fluctuate in the medium-term.
     The BTPS was closed to new entrants on 31 March 2001 and people joining BT after that date can participate in a defined contribution pension arrangement which provides benefits based on the employees’ and the employing company’s contributions.
     BT and the Trustee of the BTPS have agreed that deficit contributions of £525m per annum will be made in cash or in specie over the next three years. This agreement has been approved by the Pensions Regulator.
     BT and the Trustee have also reached an advanced stage in the completion of the triennial funding valuation, being prepared by the scheme’s independent actuary, as at 31 December 2008. As the parties are at an advanced stage compared to other scheme valuations and given the uncertain market conditions, the Pensions Regulator has indicated it wishes to discuss with the Trustee and BT the underlying assumptions and basis of the valuation. The Pensions Regulator has requested that the valuation and assumptions are not finalised or disclosed in advance of the completion of those discussions. BT, the Trustee and the Pensions Regulator are keen to complete this as soon as practicable.
     The previous valuation was carried out as at 31 December 2005 which showed the fund was in deficit by £3.4bn. The deficit payments of £280m per annum agreed in respect of the previous valuation have now been replaced by the agreement to pay £525m per annum over the next three years.
     The group is paying a regular contribution rate of 19.5% of pensionable pay, of which 6% to 7% is payable by employees.
Capital management
The primary objective of the group’s capital management policy is to target a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet, further enhance the return to shareholders. In order to meet this objective, the group may issue new shares, repurchase shares, adjust the amount of dividends paid to shareholders, or issue or repay debt. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives, policies and processes during 2009 and 2008.
     The group’s capital structure consists of net debt, committed facilities and similar arrangements and shareholders’ equity (excluding the cash flow reserve). The following analysis summarises the components which are managed as capital:

	2009	2008
	£m	£m

Total parent shareholders’ (deficit) equity
(excluding cash flow reserve)	(421)	5,252
Net debt (see note 10)	10,361	9,460
Undrawn committed facilities
(see note 33)	2,300	2,335

	12,240	17,047

The Board reviews the group’s dividend policy and funding requirements at least annually. The Board is committed to delivering attractive returns for shareholders and believes that the operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as investing in the business, reducing debt and supporting the pension scheme.
     During 2008, the group commenced a £2.5bn share buy back programme, which was expected to be completed by 31 March 2009. However, in July 2008, the Board suspended this programme as a result of the group’s strategic investment in fibre deployment. During 2009, 143m shares for cash consideration of £334m were repurchased. During 2008 and 2007, 540m and 148m shares were repurchased for cash consideration of £1,498m and £400m, respectively.
     The general policy is to raise and invest funds centrally to meet anticipated requirements using a combination of capital market bond issuance, commercial paper borrowing backed up by committed borrowing facilities and investments. These financial instruments vary in their maturity in order to meet short, medium and long-term requirements. In June 2008, £795m of long-term funds were raised and in March 2009 the group renewed £800m of its 364 day facility with a one-year term out. A further £100m was agreed after the balance sheet date.
     At 31 March 2009 the group had financial assets of £7.3bn consisting of current and non current investments, derivative financial assets, trade and other receivables, cash and cash equivalents. Credit exposures are continually reviewed and proactive steps have been taken to ensure that the impact of the current adverse market conditions on these financial assets is minimised. In particular, line of business management have been actively reviewing exposures arising from trading balances and, in managing investments and derivative financial instruments, the centralised treasury operation has continued to monitor the credit quality across treasury counterparties and is actively managing exposures which arise.
     At 31 March 2009, the group’s credit rating was BBB with stable outlook with Standard and Poor’s and Baa2 with negative outlook with Moody’s (2008: BBB+/Baa1, both with stable outlook). After the balance sheet date, Fitch changed the group’s credit rating to BBB with a stable outlook (2008: BBB+ with a stable outlook).
Capital resources
The Business review and Other Matters sections on pages 8 to 31 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition, principal risks and uncertainties and the group’s outlook. This Financial review section on pages 32 to 48 includes information on our financial position, cash flows, liquidity position, borrowing position and the group’s objectives, policies and processes for capital management. Notes 9, 10, 13, 16, 17 and 33 of the Consolidated Financial Statements include information on the group’s investments, derivatives, cash and cash equivalents, borrowings, financial risk management objectives, hedging policies

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and exposures to credit, liquidity and market risks.
     During the period under review the group’s net debt increased to £10.4bn at 31 March 2009 compared with £9.5bn at 31 March 2008 and £7.9bn at 31 March 2007 (based on the definition of net debt as set out in note 10).
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2009.

	Payments due by period
		Less	Between	Between	More
		than 1	1 and 3	3 and 5	than 5
Contractual obligations	Total	year	years	years	years
and commitments	£m	£m	£m	£m	£m

Loans and other borrowings[a]	13,573	1,528	3,066	1,819	7,160
Finance lease obligations	332	14	42	24	252
Operating lease obligations	8,004	484	885	780	5,855
Pension deficiency obligations	2,695	525	1,050	560	560
Capital commitments	451	380	62	6	3

Total	25,055	2,931	5,105	3,189	13,830

[a]	Excludes fair value adjustments for hedged risks.
At 31 March 2009, the group had cash, cash equivalents and current asset investments of £1,463m. The group also had unused committed borrowing facilities, amounting to £2,300m. At 31 March 2009, £1,190m of debt principal (at hedged rates) fell due for repayment in the 2010 financial year. These resources will allow the group to settle its obligations as they fall due. The group has no significant debt maturities until December 2010.
     The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the financial statements. There has been no significant change in the financial or trading position of the group since 31 March 2009.
Off-balance sheet arrangements
As disclosed in the financial statements, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 27)
     Capital commitments and guarantees (note 27)
Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of over £3bn in a typical year. In 2009 we collected and paid £1,239m of VAT, £1,178m of PAYE and National Insurance, £210m of UK corporation tax and £236m of UK business and UK network rates.
Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers. The BT Board regularly reviews the group’s tax strategy.
     The Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the Board considers it is entirely proper that the group conducts an appropriate level of responsible tax planning in managing its tax affairs, being consistent with its obligations to protect the assets of the company for the benefit of our shareholders. This planning is carried out within Board defined parameters.
     We operate in over 170 countries and with this comes additional complexity in the taxation arena. However the majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to and including 2005 are fully agreed. For 2006 and 2007, there are a number of open issues which we are actively discussing with HMRC with a view to resolving. The UK corporation tax returns for 2008 were all filed prior to the statutory deadline of 31 March 2009.
     We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.
     Our positive working relationship with HMRC was demonstrated in 2007 when we worked intensively with HMRC to accelerate the agreement of all open tax matters up to and including 2005. This project allowed us to build and develop our working relationship with HMRC.
     We have a policy to lobby the government directly on tax matters that are likely to impact us and in particular respond to consultation documents where the impact could be substantial. We also lobby the government indirectly through the CBI, various working groups and committees and leading professional advisors.
Tax accounting
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves a high degree of judgement.
     In 2007 and 2008, the cash tax paid is lower than the income statement charges. This is partly due to the phasing of UK corporation tax instalments, the level of provisioning for risks, taxation of specific items, the impact of deferred tax and the impact of overseas losses or profits which are relieved or taxed at different
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tax rates from the UK. In 2009, we have paid cash tax in excess of our income statement charge. We expect to obtain a refund of the cash tax paid in relation to the 2009 liability in the near future.
     It is expected that the cash tax paid will increase in the medium term, despite the introduction of enhanced capital allowances in the current financial year.
     The effective corporation tax rate on profits before specific items is expected to increase from (4.2)%, the rate applicable to 2009. The 2009 rate reflects the tax credit arising on the BT Global Services contract and financial review charges of £1.6bn (see page 10) recorded in the year. However, we believe that the future years’ tax effective rate will remain below the statutory rate of 28%.
Financial risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising with financial institutions. The centralised treasury operation also manages the group’s market risk exposures, including risks arising from volatility in currency and interest rates. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director.
     The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
Foreign exchange risk management
A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £9.9bn at 31 March 2009, are used to finance its operations and have been predominantly swapped into Sterling using cross currency swaps. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result, the group’s exposure to foreign currency arises mainly on its non UK subsidiary investments and on residual currency trading flows.
     After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening in Sterling against other currencies would result in a credit of approximately £20m in 2009.
Interest rate risk management
The group has interest bearing financial assets and financial liabilities which may expose the group to either cash flow or fair value volatility. The group’s policy, as prescribed by the Board, is to ensure that at least 70% of net debt is at fixed rates.
     The majority of the group’s long-term borrowings have been, and are, subject to Sterling fixed interest rates after applying the impact of hedging instruments. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed.
     The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In March 2009, both Moody’s and S&P downgraded BT’s credit rating to Baa2 and BBB, respectively. Prior to this financial year, S&P downgraded BT’s credit rating to BBB+ in July 2006 and Moody’s downgraded BT’s credit rating to Baa1 in May 2001. Based on the debt of £5.8bn outstanding on these instruments at 31 March 2009, BT’s annual finance expense would increase by approximately £28m if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa2/BBB. If BT’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category, the annual finance expense would be reduced by approximately £28m.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships and on variable rate borrowings and investments which are largely influenced by Sterling interest rates. Trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of net debt at 31 March 2009, a 100 basis point increase in Sterling interest rates would decrease the group’s annual net finance expense by approximately £5m.

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Credit risk management
The group’s exposure to credit risk arises from financial assets transacted by the centralised treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the Board defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the Board. Management review significant utilisations on a regular basis to determine the adjustments required, if any, and actively manage any exposures which may arise. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk. Currently, the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible, the group will seek a combination of a legal right of set off and net settlement. The group also seeks collateral or other security where it is considered necessary. During the 2009 financial year, the centralised treasury operation tightened the credit limits applied when investing with counterparties in response to market conditions, continued to monitor their credit quality and actively managed any exposures which arose.
     Note 17 discloses the credit concentration and credit quality of derivative financial assets. After applying a legal right of set off under the group’s ISDA documentation, the group had a net exposure to derivative counterparties of £2,282m. Of this, 85% was with six counterparties. The majority of these derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2009, a 100 basis point increase in yield curves across each of the ratings categories within which these derivative financial assets are classified would reduce their carrying values and impact equity, pre-tax, as follows:

Impact of 100
basis point
increase
£m

Moody’s/S&P credit rating
Aa2/AA	(18)
Aa3/AA–	(21)
A1/A+	(92)
A2/A	(146)
A3/A–	–

(277)

The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate, taking into consideration the customer’s exposure to the group, by applying processes which include netting and offsetting, and requesting securities such as deposits, guarantees and letters of credit. The group has taken proactive steps to minimise the impact of adverse market conditions on trading related financial assets. The concentration of credit risk for trading balances of the group is provided in note 15 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.
Liquidity risk management
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On at least an annual basis the Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters set by the Board. The primary objective of the group’s capital management policy is to target a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet, further enhance the return to shareholders.
     The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. The Board reviews group forecasts, including cash flow forecasts, on a quarterly basis. The centralised treasury operation reviews cash flows more frequently to assess the short and medium-term requirements. These assessments ensure the group responds to possible future cash constraints in a timely manner. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Operating finance requirements of group companies are met whenever possible from central resources.
     The group has a European Medium Term Note programme and a US Shelf registration in place of which €3.9bn and $6.9bn, respectively, have been utilised. During the 2009 and 2008 financial years the group issued commercial paper and held cash, cash equivalents and current asset investments in order to manage short-term liquidity requirements. At 31 March 2009, the group had an undrawn committed borrowing facility of up to £1,500m. The facility is available for the period to January 2013. The group had an additional undrawn committed borrowing facility of £900m, of which £800m was agreed in the 2009 financial year (2008: £835m), with a further £100m agreed after the balance sheet date. This facility is for a term of 364 days from March 2009 with a one-year term out.
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Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period and having appropriate strategies in place to manage refinancing needs as they arise. The group has no significant debt maturities until December 2010.
Price risk management
The group has limited exposure to price risk.
     Further information on financial instruments is disclosed in notes 5, 9, 10, 15, 16, 17 and 33 to the Consolidated financial statements.
Critical accounting policies
Our principal accounting policies are set out on pages 79 to 87 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2009 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators; providing for doubtful debts; establishing asset lives of property, plant and equipment for depreciation purposes; assessing the stage of completion and likely outcome under long-term contracts; making appropriate long-term assumptions in calculating pension liabilities and costs; making appropriate medium-term assumptions on asset impairment reviews; calculating current and deferred tax liabilities; and determining the fair values of certain financial instruments. Details of critical accounting estimates and key judgements are provided in the accounting policies on page 85.
Alternative performance measures
We assess the performance of the group using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. The alternative performance measures we use include earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted EBITDA; adjusted operating profit; underlying revenue; underlying operating costs; adjusted profit before taxation; adjusted earnings per share; free cash flow; and net debt. Free cash flow and adjusted basic earnings per share are also the group’s key financial performance indicators.
     Why we use each of these alternative performance measures is explained below. Reconciliations to the nearest measure prepared in accordance with IFRS are included within the body of the Financial review and in the financial statements. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.
EBITDA
In addition to measuring financial performance of the lines of business based on operating profit, we also measure performance based on EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, finance expense and taxation. Since this is a non-GAAP measure, it may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.
     We consider EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation. EBITDA is not a direct measure of our liquidity, which is shown by our cash flow statement, and it needs to be considered in the context of our financial commitments.
Results before specific items
In our income statement and segmental analysis we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Items that we consider to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring costs, asset impairment charges and property rationalisation programmes. An analysis of specific items recorded in all years presented is included on pages 37 and 38.
Underlying revenue and operating costs
Underlying revenue and operating costs refers to the amounts excluding 1) the contribution in the current year from acquisitions that are not reflected in the comparable period in the prior year due to the date the acquisition was completed, and 2) the impact of rebasing the current year to be on a constant currency basis compared with the prior year. No adjustment is made to the prior year reported revenue or operating costs in determining the year on year movement in underlying revenue and operating costs. The directors believe that presentation of the group’s revenue and operating costs in this way is relevant to an understanding of the group’s financial performance. Both acquisitions and foreign exchange rate movements can have significant impacts on the group’s reported revenue and operating costs and therefore can impact year on year comparisons. Presentation of the group’s revenue and operating costs excluding the year on year impact of acquisitions and on a constant currency basis allows the group’s revenue and operating costs to be presented on a consistent basis for the purpose of year on year comparisons. A reconciliation of underlying revenue to reported revenue is included on page 33. A

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     47

BUSINESS AND FINANCIAL REVIEWS FINANCIAL REVIEW

reconciliation of underlying operating costs to reported operating costs is given on page 35.
Adjusted performance measures
Performance measures presented as ‘adjusted’ are stated before contract and financial review charges recorded within BT Global Services and specific items. As explained on page 10, during 2009, the new management team undertook an extensive review of BT Global Services’ financial position and contracts. Having completed the contract and financial reviews, a charge of £1,639m was recognised in 2009 (2008 and 2007: £nil). Given the size of these charges, we have presented EBITDA, operating profit, profit before taxation and earnings per share before these charges and specific items as the directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance. A reconciliation from adjusted EBITDA to operating profit, the most directly comparable IFRS measure is included on pages 34 and 35. A reconciliation from adjusted profit before taxation to the reported (loss) profit is included on page 32. A reconciliation from adjusted earnings per share to reported (loss) earnings per share is included on page 39.
Free cash flow
Free cash flow is one of our key performance indicators with which our performance against our strategy is measured. Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments. Free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. Our use of the term free cash flow does not mean that this is a measure of the funds that are available for distribution to shareholders. A reconciliation of free cash flow to net cash inflow from operating activities, the most directly comparable IFRS measure, is included on page 41.
Net debt
Net debt consists of loans and other borrowings (both current and non current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements.
     Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non current), current asset investments and cash and cash equivalents. A reconciliation of net debt to this measure is included on page 103. It is considered both useful and necessary to disclose net debt as it is a key measure against which performance against the group’s strategy is measured. It is a measure of the group’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.
48     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS
We are committed to operating in accordance with best practice in business integrity, maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance (the Code) and has applied the principles of the Code as described in this report.

50 BOARD OF DIRECTORS AND OPERATING COMMITTEE
50 Board of Directors
50 Executive directors
50 Non-executive directors
51 Operating Committee

52 THE BOARD
52 Introduction
52 Directors
52 Governance and role of the Board
53 BT’s non-executive directors
53 Main Board committees
53 New York Stock Exchange

54 REPORT OF THE AUDIT COMMITTEE
54 Introduction
54 Committee role
54 Committee activities

56 REPORT OF THE NOMINATING COMMITTEE
56 Introduction
56 Committee role and activities
56 Board evaluation

56 REPORT OF THE COMMITTEE FOR RESPONSIBLE AND SUSTAINABLE BUSINESS
56 Introduction
56 Committee role
56 Committee activities

57 REPORT ON DIRECTORS’ REMUNERATION
57 Remuneration policy (not audited)
64 Remuneration review (audited)

70 DIRECTORS’ INFORMATION
70 Election and re-election
70 Meetings attendance
70 Service agreements
70 Training and information
70 Independent advice
70 Directors’ and officers’ liability insurance and indemnity
70 Interest of management in certain transactions

71 BUSINESS POLICIES
71 Responsible business
71 Political donations
71 Pension funds
71 Payment of suppliers
71 Financial statements
71 Takeover Directive disclosure
72 Financial instruments
72 Internal control and risk management
73 US Sarbanes-Oxley Act of 2002
73 Disclosure controls and procedures
73 Internal control over financial reporting

74 SHAREHOLDERS AND ANNUAL GENERAL MEETING
74 Relations with shareholders
74 Substantial shareholdings
74 AGM resolutions
74 Authority to purchase shares

      BT GROUP PLC ANNUAL REPORT & FORM 20-F     49

REPORT OF THE DIRECTORS
BOARD OF DIRECTORS AND OPERATING COMMITTEE

Board of Directors
Sir Michael was appointed to the Board as Chairman on 26 September 2007. He chairs the Nominating Committee and the Committee for Responsible and Sustainable Business and is a member of the Remuneration Committee and the Pension Scheme Performance Review Group. He was formerly chairman of KPMG International from 2002 to 2007, and previously held other roles in KPMG from 1972.
     He is chairman of the UK Commission for Employment and Skills, and a non-executive director of Barclays, McGraw Hill and the Financial Reporting Council. Sir Michael’s appointments include vice-president of the RNIB, member of the board of the TransAtlantic Business Dialogue, member of the CBI International Advisory Board, the Chartered Management Institute and BERR’s US/UK Regulatory Taskforce.
     A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession. Aged 61.
Executive directors
Ian Livingston was appointed as Chief Executive on 1 June 2008. He was formerly Chief Executive of BT Retail from 7 February 2005 and Group Finance Director from April 2002. Prior to joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He is a non-executive director of Celtic. He is a Chartered Accountant. Aged 44.
Tony Chanmugam was appointed to the Board on 1 December 2008 as Group Finance Director. He was formerly Chief Financial Officer of BT Retail and Managing Director of BT Enterprises and, from 1997 to 2004, he was Chief Financial Officer and then Chief Operating Officer at BT Global Solutions. He is a Chartered Management Accountant. Aged 55.
Hanif Lalani was appointed Chief Executive, BT Global Services, on 1 November 2008. He was Group Finance Director from 7 February 2005. He was formerly Chief Financial Officer for BT Wholesale. Since joining BT in 1983, he has held a number of positions, including Chief Executive of BT Northern Ireland and Managing Director BT Regions. Hanif was also chairman of OCEAN Communications (BT’s subsidiary in the Republic of Ireland). He was awarded the OBE in 2003 for services to business in Northern Ireland. He is a Chartered Management Accountant. Aged 47.
Gavin Patterson was appointed to the Board on 1 June 2008. He joined BT in January 2004 as Managing Director, Consumer Division, BT Retail and was appointed Chief Executive, BT Retail on 1 May 2008. Before joining BT, he was managing director of the consumer division of Telewest. Gavin joined Telewest in 1999 and held a number of commercial and marketing roles, after working for Procter & Gamble since 1990. Aged 41.
Non-executive directors
Maarten van den Bergh was appointed to the Board on 1 September 2000. He was appointed Deputy Chairman on 1 October 2006. He chairs the Remuneration Committee and the Pension Scheme Performance Review Group. He is the senior independent director. He will step down from the Board at the conclusion of the 2009 AGM.
     Prior to his retirement in July 2000, Maarten was president of the Royal Dutch Petroleum Company and vice-chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992.
     He is a non-executive director of British Airways. A Dutch national, he is aged 67.
Matti Alahuhta was appointed to the Board on 1 February 2006 and will be stepping down on 31 May 2009. He has been president of Kone Corporation since 2005, president and CEO since 2006 and a director since 2003. He was formerly at Nokia Corporation for more than 20 years, where his most recent roles were executive vice-president and chief strategy officer, president mobile phones and president telecommunications.
     Matti is a member of the Executive Committee of the International Institute for Management Development (IMD), a non-executive director of UPM-Kymmene Corporation, and chairman of the board of trustees of Aalto University, Helsinki. A Finnish national, he is aged 56.
50     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS BOARD OF DIRECTORS AND OPERATING COMMITTEE

Clay Brendish was appointed to the Board on 1 September 2002.
     Prior to his retirement in May 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive chairman of Admiral. He also acted as an adviser to the Government on the efficiency of the Civil Service.
     He is non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research and a non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers. Aged 62.
Eric Daniels was appointed to the Board on 1 April 2008. He has been group chief executive of Lloyds Banking Group (formerly Lloyds TSB Group) since 2003 and a director since 2001, and was formerly group executive director, UK retail banking. He worked for Citibank from 1975 to 2000 becoming chief operating officer of Citibank’s consumer bank, then chairman and CEO of Travelers Life and Annuity following its merger with Citibank. After that, Eric was chairman and chief executive of Zona Financiera from 2000 to 2001 before joining Lloyds TSB Group. A US National, he is aged 57.
Patricia Hewitt was appointed to the Board on 24 March 2008. Labour MP for Leicester West, she was Secretary of State for Health from 2005 to 2007 and previously for Trade and Industry and Cabinet Minister for Women from 2001 to 2005. Before entering Parliament in 1997, she was director of research EMEA at Andersen Consulting (now Accenture) and deputy director of the Institute for Public Policy Research. Patricia is a senior adviser to Cinven and a special consultant to Alliance Boots. A British and Australian dual national, she is aged 60.
Phil Hodkinson was appointed to the Board on 1 February 2006. He chairs the Audit Committee. A Fellow of the Institute of Actuaries, prior to his retirement in 2007, Phil’s former roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical, and chief executive of Zurich Life and Eagle Star Life.
     Phil is a non-executive director of HM Revenue & Customs, Travelex, Resolution, Christian Aid and Business in the Community. Aged 51.
Deborah Lathen was appointed to the Board on 1 February 2007. She is a US attorney and has been president of Lathen Consulting (which provides strategic, legal and management advice on policy and regulatory matters to senior executives of major US companies) since 2001. From 1998 to 2001 she worked at the Federal Communications Commission (FCC) as chief of the Cable Services Bureau where she was responsible for policy and regulation covering the cable, satellite TV and broadcast industries.
     Prior to joining the FCC, Deborah held roles as director of national consumer affairs and managing counsel at Nissan Motor Corporation USA and legal positions at TRW Financial Systems and the Quaker Oats Company. A US national, she is aged 56.
Carl Symon was appointed to the Board on 14 January 2002, and was appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the US, Canada, Latin America, Asia and Europe.
     Carl is a non-executive director of BAE Systems and Rexam. He was formerly chairman of the HMV Group and a non-executive director of Rolls-Royce. A US National, he is aged 63.
Andrew Parker, formerly General Counsel, BT Retail from 2004, was appointed Company Secretary on 1 April 2008. A solicitor, he has worked for BT since 1988 in a number of legal, regulatory and compliance roles. He is an employer-nominated trustee director of the BT Pension Scheme. Andrew previously worked in the City in legal private practice. Aged 49.

Operating Committee
Ian Livingston, Chief Executive
Tony Chanmugam, Group Finance Director
Hanif Lalani, Chief Executive, BT Global Services
Gavin Patterson, Chief Executive, BT Retail
Sally Davis, Chief Executive, BT Wholesale
Roel Louwhoff, Chief Executive, BT Operate
Al-Noor Ramji, Chief Executive, BT Design

Key to membership of Board committees:
aOperating
bAudit
cRemuneration
dNominating
eResponsible and Sustainable Business
fPension Scheme Performance Review Group
gEquality of Access Board

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     51

REPORT OF THE DIRECTORS
THE BOARD
Introduction
BT Group plc is the listed holding company for the BT group of companies: its shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Shares.
     The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for the 2009 financial year.
     The Business review, Other matters and Financial review sections on pages 8 to 48 form part of this report. The audited financial statements are presented on pages 79 to 135 and 141.
     We are committed to operating in accordance with best practice in business integrity, maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance (the Code) and applied the principles of the Code as described in this Report.
Directors
The names and biographical details of the directors are given on pages 50 to 51 in Board of Directors and Operating Committee.
     Changes to the composition of the Board from 1 April 2008 are set out in the table below:

Former directors	Date of change
Ben Verwaayen	30 June 2008

François Barrault	30 October 2008

New directors
Tony Chanmugam	1 December 2008

Eric Daniels	1 April 2008

Gavin Patterson	1 June 2008
Ian Livingston, formerly Chief Executive, BT Retail, succeeded Ben Verwaayen as Chief Executive, BT Group on 1 June 2008. Gavin Patterson replaced Ian Livingston as Chief Executive, BT Retail, on 1 May 2008. François Barrault resigned as Chief Executive, BT Global Services and as a director on 30 October 2008. He was succeeded by Hanif Lalani, formerly Group Finance Director. Tony Chanmugam joined the Board and succeeded Hanif Lalani as Group Finance Director on 1 December 2008. Maarten van den Bergh who is Deputy Chairman and the senior independent director will step down from the Board at the conclusion of the 2009 AGM. His successor will be announced in due course. Matti Alahuhta is stepping down as a non-executive director on 31 May 2009.
Governance and role of the Board
The Board, which operates as a single team, is made up of the part-time Chairman, the Chief Executive, three other executive directors and eight non-executive directors. All the non-executive directors during the 2009 financial year met, and continue to meet, the criteria for independence set out in the Combined Code and are therefore considered by the Board to be independent. The Board viewed the Chairman as independent at the time of his appointment. In line with BT’s policy, the Board comprised a majority of independent non-executive directors throughout the 2009 financial year.
The Board’s main focus is overall strategic direction, development and control. It approves BT’s:
▶	values;

▶	business practice policies;

▶	strategic plans;

▶	annual budget;

▶	capital expenditure and investments budgets; larger capital expenditure proposals; and

▶	the overall system of internal controls, governance and compliance authorities.
The Board also oversees controls, operating and financial performance and reviews the risk register. These responsibilities are set out in a formal statement of the Board’s role which is available at www.bt.com/board The Board has agreed the corporate governance framework, including giving authority to the key management committee, the Operating Committee, to make decisions on operational and other matters. The roles and powers of this Committee are set out below.
     The Board normally meets nine times each year. The Board met 12 times during the 2009 financial year.
     The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, approved by the Nominating Committee. As well as chairing the Board, the Chairman consults the non-executive directors, particularly the Deputy Chairman, on corporate governance issues, matters considered by the Nominating Committee, which the Chairman chairs, and the individual performance of the non-executive directors. The Chairman and the non-executive directors hold regular meetings at which they discuss matters without the executive directors being present. With the Chief Executive and the Company Secretary, the Chairman ensures that the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents BT in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the executive team, particularly on BT’s broad strategic direction. The Chairman’s other current significant commitments are shown in Board of Directors and Operating Committee above. The Chief Executive has final executive responsibility, reporting to the Board, for the success of the group.
     The Company Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, corporate governance policies and practices and is responsible for communicating and implementing them. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the main committees), as well as corporate governance and compliance within the group. The appointment and removal of the Company Secretary is a matter for the whole Board; for instance, the Board approved the change of Company Secretary from 1 April 2008.
52     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS THE BOARD

BT’s non-executive directors
The Nominating Committee has agreed and reviews from time to time the combination of experience, skills and other attributes which the non-executive directors as a whole should bring to the Board. This profile is used by the Committee, when the appointment of a non-executive director is being considered, to assess the suitability of candidates. Short-listed candidates meet the Committee, which then recommends to the Board candidates for appointment.
     The non-executive directors provide a strong, independent element on the Board. Between them, they bring experience and independent judgment, gained at the most senior levels of international business operations and strategy, finance, marketing, technology, communications and political and international affairs.
     In his capacity as Deputy Chairman, and as the chairman of the Remuneration Committee, Maarten van den Bergh is available to meet from time to time with BT’s major institutional shareholders. He is able to discuss matters with these shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive.
     Non-executive directors are appointed initially for three years, subject to three months’ termination notice from either BT or the director. At the end of the first three years the appointment may be continued by mutual agreement. Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid and the time commitment expected from the director. The letter also covers such matters as the confidentiality of information and BT’s share dealing code.
Main Board committees
The Operating Committee, the key management committee, meets weekly and is chaired by the Chief Executive. The other members are the Group Finance Director and the Chief Executives of BT Retail, BT Wholesale, BT Global Services, BT Design and BT Operate. The Company Secretary attends all meetings and the Group HR Director normally attends the meetings. The Committee has collective responsibility for running the group’s business. To do that, it develops BT’s strategy and budget for Board approval, recommends to the Board capital expenditure and investments budgets, monitors financial, operational and customer quality of service performance, reviews the risk register, allocates resources across BT within plans agreed by the Board, plans and delivers major programmes and reviews the senior talent base and succession plans. Within BT’s corporate governance framework, approved by the Board, the Operating Committee can approve, up to limits beyond which Board approval is required, capital expenditure, disposals of fixed assets, investments and divestments. It can delegate these approvals, up to its own limits, to senior executives.
     To meet best corporate governance practice, the Audit Committee, the Remuneration Committee and the Nominating Committee have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on our website. The Report of the Audit Committee, the Report of the Nominating Committee and the Report on directors’ remuneration are on pages 54 to 69. This year, for the first time, a Report of the Committee for Responsible and Sustainable Business is included on page 56. The Equality of Access Board (EAB) was established on 1 November 2005, as part of the Undertakings given by BT to Ofcom following Ofcom’s strategic review of telecommunications, to monitor, report and advise BT on BT’s compliance with these Undertakings. The EAB is a committee of the Board, which formally approved the formation of the EAB and its terms of reference. As required by the Undertakings, the EAB comprises five members: Carl Symon, a BT non-executive director and chairman of the EAB; a BT senior executive, Himanshu Raja, Chief Financial Officer, BT Design; and three independent members: Sir Bryan Carsberg, Stephen Pettit and Dr Peter Radley. The EAB reports regularly to the Board. Its terms of reference are available on BT’s website.
     The Board also has a Pension Scheme Performance Review Group.
New York Stock Exchange
BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.
     We have reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we do not meet the strict requirements set out in the standards. These state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. We have a Nominating Committee chaired by the Chairman, Sir Michael Rake, but this does not develop corporate governance principles for the Board’s approval. The Board itself approves the group’s overall system of internal controls, governance and compliance authorities. The Board and the Nominating Committee are made up of a majority of independent, non-executive directors.
     The Sarbanes-Oxley Act of 2002, the US Securities and Exchange Commission (SEC) and NYSE introduced rules on 31 July 2005 requiring us to comply with certain provisions relating to the Audit Committee. These include the independence of Audit Committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We are fully compliant with these requirements.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     53

REPORT OF THE DIRECTORS
REPORT OF THE AUDIT COMMITTEE

Introduction
The Audit Committee is chaired by Phil Hodkinson. The other members are Maarten van den Bergh, Clay Brendish, Patricia Hewitt and Carl Symon. They are all independent non-executive directors. With the exception of Patricia Hewitt who joined the Committee on 8 May 2008, they were members of the Committee throughout the 2009 financial year. Appointments are for a period of up to three years, which may be extended for two further three year periods, provided the director remains independent. The Board considers that the Committee’s members generally have broad commercial knowledge and extensive business leadership experience, having held – between them – various prior roles in major business, Government and financial management, treasury and financial function supervision and that this constitutes a broad and suitable mix of business, financial management and IT experience. The Board has reviewed membership of the Committee and is satisfied that it includes a member in the person of Phil Hodkinson who has the recent and relevant financial experience required for the provisions of the Code and is an ‘audit committee financial expert’ for the purposes of the US Sarbanes-Oxley Act. The Committee typically meets four times each financial year: in May, July, November and February and the chairman of the Committee reports on the discussions at the next Board meeting.
     The Group Finance Director, Company Secretary, Director Internal Audit and Director Group Financial Control although not members of the Audit Committee, will attend meetings with the agreement of the chairman of the Committee. The external auditors will normally attend meetings, although they will not be present when the Committee discusses their performance and/or remuneration.
     The papers and minutes of Audit Committee meetings are sent to directors who are not members of the Committee.
Committee role
The Committee’s terms of reference are available from the Company Secretary and are posted on our website at www.bt.com/committees
     The Committee recommends the appointment and reappointment of the external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. It ensures that key partners are rotated at appropriate intervals. The partner currently responsible for BT’s audit has held that position for two years. The Committee discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. The Committee reviews the auditors’ performance each year by gathering feedback from Committee members and senior management, and by considering reports on the audit firm’s own internal quality control procedures and assessment of independence. During the 2009 financial year, the Committee placed particular emphasis on understanding the quality of audits conducted in respect of the group’s overseas subsidiaries and is satisfied that the performance of the external audit process continues to be effective. No contractual obligations exist that restrict the group’s choice of external audit firm.
     As a result of regulatory or similar requirements, it may be necessary to employ the external auditors for certain non-audit work. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. The overall policies and the processes to implement them were reviewed and appropriately modified in the light of the provisions of the Sarbanes-Oxley Act relating to non-audit services that external auditors may not perform. The Audit Committee monitors the extent of non-audit work being performed by the external auditors and approves any work not included on the list of services the Committee has pre-approved before it is undertaken. It also monitors the level of non-audit fees paid to the auditors. Details of non-audit work carried out by the external auditors are in note 32 in the Notes to the consolidated financial statements on page 129.
     The Audit Committee reviews BT’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance. It reports its views to the Board to assist it in its approval of the results announcements and the Annual Report & Form 20-F.
     The Committee also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company’s financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report.
     The Audit Committee reviews internal audit and its relationship with the external auditors, including plans and performance; and monitors, reviews and reports on risk management processes and the standards of risk management and internal control, including the processes and procedures for ensuring that material business risks, including risks relating to IT security, fraud and related matters, are properly identified and managed.
     It reviews promptly all material reports on the company from the internal auditors and ensures that appropriate action is taken on issues arising from such reports, including monitoring management’s responsiveness to the findings and recommendations of the internal auditors.
     It reviews the processes for dealing with complaints received by the company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters (‘whistleblowing’ procedures), ensuring arrangements are in place for the proportionate and independent investigation and appropriate follow up action.
Committee activities
At each of its meetings, the Committee reviews with the Director Internal Audit and appropriate executives the implementation and effectiveness of key operational and functional change and remedial programmes and IT programmes. The Committee also sets aside time at every meeting to seek the views of the internal and external auditors in the absence of management.
     During the year, the Audit Committee business included consideration of the following:
     May:
▶	the effectiveness of internal control procedures;

▶	the annual financial statements, full year results announcement, and related formal statements;

▶	the basis of accounting for long term contracts;

▶	BT Global Services major contracts review;

▶	annual review of security, business continuity and fraud;

▶	annual report on the performance of the Internal Audit and Regulatory Compliance functions;

▶	annual update on ‘whistleblowing’.
54     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT OF THE AUDIT COMMITTEE

July:

▶	non-audit services governance policy;

▶	Audit Committee and External Audit effectiveness;

▶	first quarter results, announcement and related formal statements;

▶	BT Global Services major contracts review;

▶	pension accounting assumptions;

▶	management of corporate fraud risks.
October:

▶	review and approval of trading update.

November:

▶	review of fees for audit and non-audit work;

▶	half year results, announcement and related formal statements;

▶	BT Global Services major contracts review;

▶	review of global assurance capabilities;

▶	half year report on the performance of Internal Audit and Regulatory Compliance;

▶	review of internal control requirements under Sarbanes-Oxley and the Combined Code for the 2009 financial year;

▶	review of regulatory developments;

▶	external audit plan.
January:

▶	review and approval of trading update.
February:

▶	third quarter results, announcement and related formal statements;

▶	BT Global Services major contracts review;

▶	trends on auditing and accounting issues in overseas operations;

▶	annual review of accounting policies;

▶	the process for post investment reviews;

▶	review of the operation of Sarbanes-Oxley S404 processes;

▶	the Internal Audit Plan for the 2010 financial year.
The Committee evaluated its performance and processes by again inviting Committee members and key executives and the external auditors to complete questionnaires. This formed part of the annual Board and Committee evaluation. Committee members, and those others consulted, continue to regard the Committee as effective on both behaviours and processes. The Committee agreed that there should be continued focus on the conciseness and improving the clarity of papers and that the Board annual accounting seminar should cover enterprise-wide risk management processes in addition to key financial issues. The Committee also reviewed the experience, skills and succession planning within the Group Finance function.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     55

REPORT OF THE DIRECTORS
REPORT OF THE NOMINATING COMMITTEE

Introduction
The Nominating Committee is chaired by the Chairman. The other members are the Deputy Chairman, Clay Brendish, Eric Daniels and Phil Hodkinson. Clay Brendish and Eric Daniels joined the Committee on 8 May 2008. Four of its five members are independent non-executive directors. Although he is not independent, the Board believes that Sir Michael Rake, as Chairman of the Board, is the most appropriate person to chair the Committee. He would not participate in the selection and appointment of his successor. The Company Secretary and, where appropriate, at the invitation of the Chairman, the Chief Executive attend the Committee’s meetings.
Committee role and activities
The Committee’s terms of reference are available from the Company Secretary and are posted on our website at www.bt.com/committees The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and recommending any proposed changes to the Board.
     It keeps under review the need to refresh the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It makes recommendations to the Board on whether to reappoint non-executive directors at the end of terms of office. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments.
     The Committee met twice during the 2009 financial year. It reviewed Board succession, the size, profile and composition of the Board, and the Board and Committee evaluation questionnaire and process. Under the leadership of the Chairman, the Committee, supported by the Committee’s appointed search consultants, MWM, conducted a thorough search process to identify candidates for the positions of Chief Executive, and consequently of Chief Executive BT Retail, Chief Executive BT Global Services and consequently Group Finance Director. The Committee recommended to the Board the internal appointments of Ian Livingston (formerly Chief Executive BT Retail), Gavin Patterson, Hanif Lalani (formerly Group Finance Director) and Tony Chanmugam respectively.
     The Committee also reviewed and recommended to the Board, following rigorous review, the continued appointment of Clay Brendish and Phil Hodkinson for a further three years. Clay Brendish and Phil Hodkinson retire by rotation at the 2009 AGM.
     The minutes of Nominating Committee meetings are sent, at their request, to directors who are not members of the Committee, where appropriate to do so.
Board evaluation
The Nominating Committee considered options for an independent third party conducting the sixth formal evaluation in 2008, and, following Board discussion, this was subsequently carried out by Egon Zehnder during February-April 2008 by way both of questionnaire and interview. The review focused on unlocking greater effectiveness rather than grading the past. Private sessions were held with each director and feedback was given to them individually.
The Board considered the results of the review and agreed a number of recommendations. Progress has been made in implementing them; in particular, the membership of the Nominating Committee has been increased, the Remuneration Committee has simplified the structure of executive remuneration, customer segment strategies have continued to be discussed and more time has been set aside in Board meetings for the discussion of customer service and the ‘right first time’ initiative. A further review was carried out by the Chairman and Secretary through a questionnaire and discussion with directors in April 2009. The results of the work are currently being considered and reviewed by the Board and an action plan will be produced. The Deputy Chairman reviewed the performance of the Chairman taking into account the views of the non-executive directors.
     Separate questionnaires about Audit Committee effectiveness were also completed and the outcome of the review are in the Report of the Audit Committee.
Report of the Committee for Responsible and Sustainable Business
Introduction
The Committee for Responsible and Sustainable Business is chaired by the Chairman and comprises: Gavin Patterson, Chief Executive BT Retail; Larry Stone, President Group Public and Government Affairs; and Alex Wilson, Group Human Resources Director; three non-executive directors: Clay Brendish, Phil Hodkinson and Deborah Lathen and three independent members: Lord Hastings, Baroness Jay and Dame Ellen MacArthur.
Committee role
With input and recommendations from executive management and advice from an independent experts panel, the Committee sets the ‘responsible and sustainable business’ strategy for the BT group globally (including wholly owned subsidiaries) for approval by the Board, and reviews and agrees implementation plans and targets, evaluates performance, embeds responsible activity into standard business practice, oversees a culture of transparency and stakeholder accountability and distributes, within the approved budget, funding to support the strategy.
Committee activities
The Committee aims to optimise the positive impact of BT as an organisation through exemplary application of communication services; and through responsible policies, behaviour and practices. It promotes world class corporate responsibility (CR) performance to minimise any CR risks to BT’s operations and reputation, and helps to maximise business opportunities from CR. It encourages the innovation of new communication services that help create a more sustainable society and ensures that BT both adopts best practice and policy in the workplace, including the development of skills and talent, and makes a fitting contribution to the communities within which BT operates. It met three times in the 2009 financial year.
56     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS
REPORT ON DIRECTORS’ REMUNERATION

The Report on directors’ remuneration is divided into the following sections:
▶	Remuneration policy (not audited)
(i)	Role of the Remuneration Committee

(ii)	Remuneration principles

(iii)	Remuneration in 2008/09 and 2009/10

(iv)	Other matters

Executive share ownership

Pensions

Other benefits

Directors who have left the Board

Service agreements

Outside appointments

Non-executive directors’ letters of appointment

Non-executive directors’ remuneration

Directors’ service agreements and contracts of appointment

Directors’ interests

Performance graph
▶	Remuneration review (audited)
Directors’ emoluments

Former directors

Loans

Pensions

Share options

Share awards under long-term incentive plans

Vesting of outstanding share awards and options

Deferred Bonus Plan awards

Share awards under the Employee Share Investment Plan and Allshare International
Remuneration policy
This part of the Report on directors’ remuneration is not subject to audit.
Shareholders will be asked to vote on this Report at the 2009 AGM.
(i) Role of the Remuneration Committee
The Remuneration Committee, under delegated authority from the Board, agrees the framework for the remuneration of the Chairman, the executive directors and certain senior executives. This includes the policy for all cash remuneration, executive share plans, service contracts and termination arrangements. The Committee approves changes to the executive share plans and recommends to the Board any changes which require shareholder approval. The Committee also determines the basis on which awards are granted under the executive share plans to executives reporting to the senior management team.
     The Board has reviewed compliance with the Combined Code on reward-related matters and confirms that the company has complied with all aspects. The Chairman, Sir Michael Rake, is a member of the Committee, in accordance with the provision of the Combined Code permitting a company chairman to be a member of, but not chair, the remuneration committee.
     The terms of reference of the Committee are available on the company’s website at www.bt.com/committees.
The Committee met five times during 2008/09. In addition to the Chairman, the members of the Committee are non-executive directors. The Deputy Chairman, Maarten van den Bergh, has been chairman of the Committee since October 2006 and the other members who served during 2008/09 were:
▶	Sir Michael Rake

▶	Matti Alahuhta

▶	Eric Daniels (appointed 8 May 2008)

▶	Deborah Lathen

▶	Carl Symon
In addition, the Chief Executive is invited to attend meetings, except when it would be inappropriate for him to be there, for example, when his own remuneration is discussed. Non-executive directors who are not members of the Committee are entitled to receive the papers discussed at meetings and the minutes.
     The Committee has received advice during the year from independent remuneration consultants, Kepler Associates, who were appointed by the company. Kepler advises both the Committee and the company and attends Committee meetings when major remuneration issues are discussed. They provide no other services to the company. The Committee also regularly consults the Chief Executive, the Group Finance Director, the Group HR Director, the Director Reward and Employee Relations, and the Company Secretary.
(ii) Remuneration principles
BT’s policy is to reward its senior executives competitively, taking account of the performance of the individual lines of business and the company as a whole, remuneration of other FTSE 30 companies and the competitive pressures in the global information and communications technology (ICT) industry. This ICT comparison is important as an increasing proportion of BT’s revenues is derived from networked IT services and broadband.
     The Committee has amended the policy such that base salaries are typically positioned at levels below the median of the comparator group, with the remuneration package as a whole (basic salary, annual bonus – in cash and deferred shares – and the expected value of any long-term incentives) having the potential to deliver upper quartile rewards only for sustained and excellent performance.
     A significant proportion of the total remuneration package – bonuses and long-term incentives – is variable and is linked to corporate performance. The performance targets are reviewed regularly to ensure that they are challenging.
     In setting remuneration of the directors, the Committee takes into account the pay and employment conditions of employees elsewhere in the group.
     The Committee is satisfied that the incentive structure for senior executives does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour. As members of the Board, all Committee members receive and review an annual corporate responsibility report detailing the way in which the company manages social, ethical and environmental issues. The Committee for Responsible and Sustainable Business, chaired by Sir Michael Rake, meets three or four times each year.

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REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

(iii) Remuneration in 2008/09 and 2009/10
The structure of the remuneration is set out below:

2009/10
		changes agreed		2009/10
	2008/09	by shareholders		Actual

Base salary	increases to align with the market	increases to align with the market		no increases

Annual bonus
Chief Executive Executive directors	target 100% salary maximum 200% salary target 80% salary maximum 120% salary	target 125% salary maximum 200% salary target 100% salary maximum 150% salary	ü ý þ	no increases applied no change to 2008/09 levels

Deferred bonus (in shares)
Chief Executive	1x cash bonus	1x cash bonus		no change
Executive directors	75% of cash bonus	75% of cash bonus		no change

Incentive shares
Chief Executive	3x salary	3x salary		no change
Executive directors	2.5x salary	2.5x salary		no change

Retention shares	none	no change		none

Share options	none	no change		none

Note: Under his contract, the Chairman is not entitled to a bonus or an annual grant of share awards or options.
Remuneration in 2008/09
Salaries
Salaries are reviewed annually but increases are made only where the Committee believes the adjustments are appropriate to reflect the contribution of the individual, increased responsibilities and market conditions. In June 2008, the salary of Ian Livingston was increased reflecting his appointment as Chief Executive. Hanif Lalani’s salary was increased at the same time to bring his overall package more into line with the market.
Annual bonus
The annual bonus is linked to corporate performance targets set at the beginning of the financial year. In 2008/09, 30% of the scorecard related to earnings per share (EPS), 30% related to free cash flow, 30% related to customer service and 10% related to each director’s contribution to the company’s environmental, social and governance objectives (ESG).
     The outcome measured against corporate targets in 2008/09 is set out below:

Earnings per	Free cash	Customer
share	flow	service

0%	0%	24.4%

Note: target is 100% and stretch is 200%
In calculating EPS for purposes of the annual bonus, volatile items which would be reported under IFRS are excluded. The impact of market movements in foreign exchange and financial instruments plus the net finance income relating to the group’s pension liabilities were excluded from the target.
     All executive directors and members of the Operating Committee will, immediately after payment, use their annual cash bonus for 2008/09, net after tax, to purchase shares in the company.
     The deferred element of the annual bonus is paid in shares under the Deferred Bonus Plan (DBP). The shares vest and are transferred to the executive after three years if they remain employed by the company. There are currently no additional performance measures for the vesting of deferred share awards. The Committee considers that deferring a part of the annual bonus in this way also acts as a retention measure and contributes to the alignment of management with the long-term interests of the shareholders. The deferred awards for previous years for Ian Livingston, Tony Chanmugam, Hanif Lalani and Gavin Patterson at the end of the financial year 2008/09 are contained in the table on page 68.
Remuneration in 2009/10
In 2007/08, the Remuneration Committee reviewed the senior executive remuneration package. At that time, as BT had enjoyed a period of relative success and had delivered good performance for its shareholders, the Committee decided to implement a new remuneration structure to be phased in during 2008/09 and 2009/10. This structure was designed to bring the remuneration of executive directors into line with that of the FTSE 30 and of ICT companies. The revised structure also eliminated the need to put in place overlay arrangements in the form of additional grants of deferred and retention shares, which had been made in previous years in order to retain key executives. These changes were approved by shareholders.
     In the light of the current difficult market and trading conditions, however, executive directors indicated that they did not wish to receive the second stage increases that had been approved in 2007/08. The Committee decided to postpone the increases in on-target bonus levels for 2009/10. In addition, there will be no increases in the salaries of executive directors in 2009/10. There will be no changes to the level of awards of incentive shares granted and no retention share awards or options will be granted.
     Details of the package are set out in the table above.
Annual bonus
For annual bonuses, the structure of the corporate scorecard will be adjusted in 2009/10. 15% of the weighting will relate to each individual’s contribution to the company’s environmental, social and governance (ESG) objectives. The EPS and cash flow elements will each remain at 30% and the customer service measure will be 25% of the weighting.
     As in the previous two financial years, for purposes of calculating EPS for the scorecard, volatile items reported under IFRS will be excluded from the target.
     The Committee believes that the group performance targets for the financial year 2009/10 are very challenging.
58     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

Proportion of fixed and variable remuneration
The composition of each executive director’s performance-related remuneration, excluding pension, is as follows:

	Fixed
	base pay	Variable	Total
Ian Livingston

2009/10 target	24%	76%	100%
composition[a]

2008/09 actual	58%	42%	100%
composition[b]

Tony Chanmugam

2009/10 target	29%	71%	100%
composition[a]

2008/09 actual	65%	35%	100%
composition[b]

Hanif Lalani

2009/10 target	29%	71%	100%
composition[a]

2008/09 actual	76%	24%	100%
composition[b]

Gavin Patterson

2009/10 target	29%	71%	100%
composition[a]

2008/09 actual	62%	38%	100%
composition[b]

[a]	Target remuneration comprises current base salary, on-target annual bonus and the expected value of awards under the deferred bonus and incentive share plans, excluding retention shares.
[b]	Actual remuneration comprises base salary, actual cash bonus and the value received from deferred shares and incentive shares (awards granted in 2005 and vested in 2008) during the financial year.
Long-term incentives
The BT Equity Incentive Portfolio comprises three elements: share options, incentive shares and retention shares. Awards may be granted under the Global Share Option Plan (GSOP), the Incentive Share Plan (ISP) and the Retention Share Plan (RSP). Incentive shares were used for equity participation in the financial year 2008/09. Retention shares are used by exception only, and principally as a recruitment or retention tool. Neither the Committee nor management deemed it appropriate to consider the rebasing of any share awards.
     In April 2009, the Committee approved a change to the rules of each of the executive share plans providing for a clawback of unvested awards in circumstances where it becomes apparent that there was a misjudgment of the basis on which the award was made.
Performance measure
Normally, awards vest and options become exercisable only if a predetermined performance target has been achieved. The performance measure for outstanding awards and options is total shareholder return (TSR), calculated on a common currency basis and compared with a relevant basket of companies. TSR for these purposes was calculated by the law firm, Allen & Overy. TSR links the reward given to directors with the performance of BT against other major companies. TSR was measured against a group of companies from the European Telecom Sector. This comparator group was chosen because the companies faced similar market sector challenges to BT and are within the sector in which BT competes for capital.
At 1 April 2008, the group contained the following companies:

BT Group	Swisscom

Belgacom	Telecom Italia

Cegetel	Telecom Italia RNC

Deutsche Telekom	Telefonica

France Telecom	Telekom Austria

Hellenic Telecom	Telenor

Portugal Telecom	TeliaSonera

Royal KPN	Vodafone Group

All the above companies with the exception of Cegetel were members of the group as at 1 April 2007. Cosmote Mobile Telecommunications was also a member at that date. All the above companies, together with Telecom Mobiles and Telecom Italia Mobile but with the exception of Cegetel and Telecom Italia RNC, were members of the comparator group at 1 April 2006.
     The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period to the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream. It uses the official closing prices for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the three months prior to the beginning of the performance period, the end value is determined by calculating the average RI over the three months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and end values indicates growth in TSR.
Changes to performance measure in 2009/10
The Remuneration Committee has reviewed the performance measure for the ISP. For awards granted in 2009 and in future years, it has determined that the TSR comparator group should be revised to better reflect the sectors in which BT now operates. The new comparator group will not be restricted to European telecoms companies and will contain companies which are either similar in size or market capitalisation and/or have a similar business mix and geographical spread to BT. The comparator group for the performance period commencing on 1 April 2009 contains the following companies:

Accenture	National Grid

AT & T	Portugal Telecom

Belgacom	Royal KPN

BSkyB	Swisscom

BT Group	Telecom Italia

Cable & Wireless	Telefonica

Cap Gemini	Telekom Austria

Carphone Warehouse	Telenor

Centrica	TeliaSonera

Deutsche Telecom	Verizon

France Telecom	Virgin Media

Hellenic Telecom	Vodafone

IBM

In addition, 50% of each award will be linked to the TSR performance measure and 50% will be linked to a three-year cumulative free cash flow measure. This change was considered to be appropriate given the importance of cash generation to dividend payments.

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REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

This measure will be calibrated at a level considered by the Committee and confirmed by its independent adviser to be at a minimum as challenging as the previous measure.
     For awards granted in 2009/10, performance will be assessed against a range of cumulative cash flow measures. 25% of the relevant part of the award will vest for performance at the lower end of the range, increasing on a straight line basis, such that 100% of the relevant part of the award will vest for performance at the upper end of the range.
     A number of key investors and the main representative bodies were consulted about these changes and were supportive.
Incentive shares
For the financial year 2008/09, the Committee granted incentive shares to executive directors, senior executives, key managers and professionals.
     Awards of incentive shares vest after a performance period of three years, if the participant is still employed by BT and a performance measure has been met. Dividends paid on the shares during the three-year period are reinvested in further shares and added to the awards. For awards of incentive shares granted in the financial years, 2006/07, 2007/08, 2008/09 and awards to be granted in 2009/10, TSR at the end of the three-year period must be in the upper quartile relative to the comparator group for all of the shares to vest. At median, 25% of the shares under the relevant part of the award will vest. Below that point, none of the shares under the relevant part of the award will vest. The proportion of shares that vests reduces on a straight-line basis between the upper quartile and median positions. There is no re-testing, and no matching shares are offered to any executive on vesting of the incentive shares.
     At 31 March 2009, the TSR for the 2006/07 awards was at 14th position against the comparator group of companies. As a result none of the shares will vest and all of the share awards have lapsed.
     The details of incentive share awards held by Ian Livingston, Tony Chanmugam, Hanif Lalani and Gavin Patterson at the end of the financial year 2008/09 are contained in the table on page 67.
Share options
No share options were granted under the GSOP in 2008/09. The last grant of such share options was in the financial year 2004/05.
     The price at which shares may be acquired under the GSOP is the market price at the date of grant. Options are exercisable after three years, subject to a performance target TSR being met.
     Since June 2007, 58% of the GSOP options granted in 2004/05 have been exercisable.
     The details of the options held by Ian Livingston, Tony Chanmugam, Hanif Lalani and Gavin Patterson at the end of the financial year 2008/09 are contained in the table on page 66.
Retention shares
Retention shares are granted exceptionally under the RSP to individuals with critical skills, as a recruitment or retention tool. In some cases, they are granted to key employees who have contributed to excellent corporate performance to assist retention. As a result, shares currently under award are not generally linked to a corporate performance target. The length of the retention period before awards vest is flexible although this would normally be three years unless the Committee agreed otherwise. The shares are transferred at the end of the specified period if the individual is still employed by BT and any performance conditions are met.
     Retention shares are used in special circumstances and, in the financial year 2008/09, two awards were granted for recruitment purposes. No awards of retention shares were granted to executive directors in 2008/09.
Other share plans
The executive directors and the Chairman may participate in BT’s all-employee share plans, the Employee Sharesave Scheme, the International Employee Sharesave Scheme, Employee Share Investment Plan and Allshare International, on the same basis as other employees. There are further details of these plans in note 31 to the accounts.
Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of executives within Openreach should be linked to Openreach performance rather than BT targets or share price. These incentives cannot be provided by way of BT shares.
     As a result, separate arrangements were put in place for Openreach executives in 2005/06. The annual bonus is linked solely to Openreach targets and long-term incentives are paid in cash instead of shares. However, payment of bonuses in Openreach is subject to overall affordability within BT Group.
     Openreach executives participate in the BT all-employee share plans on the same terms as other BT employees.
     None of the executive directors participates in the Openreach incentive plans.
Dilution
Treasury shares are generally used to satisfy the exercise of share options, the grant of share awards and for the all-employee share plans. At the end of the 2008/09 financial year, treasury shares equivalent to 4% of the issued share capital would be required for these purposes. It is estimated that treasury shares equivalent to approximately 1% of the issued share capital will be required for all the employee share plans in 2009/10.
(iv) Other matters
Executive share ownership
The Committee believes that the interests of the executive directors should be closely aligned with those of shareholders. The deferred and incentive shares provide considerable alignment. The directors are encouraged to build up a shareholding in the company over time by retaining shares which they have received under an executive share plan (other than shares sold to meet a National Insurance or income tax liability) or from a purchase in the market. The Chief Executive is required to build up a shareholding of 2x salary and the remaining directors 1.5x salary. Progress towards meeting these targets has been made in 2008/09.
     Current shareholdings are set out on page 63.
Pensions
Those directors and other employees who joined the company prior to 1 April 2001 are eligible for membership of the BT Pension Scheme (BTPS), which is a defined benefit scheme. Hanif Lalani and Tony Chanmugam are the only executive directors who are members of the Scheme, although Hanif Lalani has opted out of future pensionable service accrual. The executive directors who joined the company after 31 March 2001 and executive directors who have opted out of future pensionable service accrual following the pension simplification legislation which came into force on 6 April 2006, receive as an alternative, a cash allowance annually. The benefits for executive directors who are covered by this are set out on page 65. This is broadly cash neutral for the company.
     BT closed the BTPS to new members from 31 March 2001 and all new employees were able to join the BT Retirement Plan (BTRP). This is a defined contribution scheme. For executive directors the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement
60     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

benefits. Additionally, a lump sum benefit equal to four times salary is payable on death in service. Gavin Patterson is the only executive director who is a member of the BTRP. The BTRP was closed to future contributions and new members from 31 March 2009 and was replaced by the BT Retirement Saving Scheme, which is a group personal pension plan.
     Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives are excluded.
Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions, and personal tax planning and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and certain executive directors who may become permanently incapacitated.
Directors who have left the Board
Ben Verwaayen stepped down as Chief Executive on 31 May 2008 and resigned as a director on 30 June 2008. He received a termination payment of £700,000, equivalent to 10.5 months’ salary, in accordance with the terms of his contract and a bonus of £300,000 for his contribution in 2008/09 prior to leaving the Board. His awards over a total of 859,188 shares under the ISP lapsed on 30 June 2008. His awards over a total of 1,946,366 shares under the DBP vested on 30 June 2008.
     François Barrault resigned as Chief Executive, BT Global Services and as a director on 30 October 2008. He left the company on 30 November 2008.
     He received a termination payment of €1,933,435 (£1,598,805) in accordance with the terms of his contract. This consisted of the equivalent of 12 months’ salary and benefits as defined in his contract; this amount was delivered in a series of phased payments. Further details are given in the Directors’ emoluments table on page 64.
     His award under the RSP was pro-rated so that awards over a total of 119,966 shares vested on 10 December 2008; the remaining 59,984 shares lapsed. His 2006 and 2007 awards under the DBP were pro-rated so that 116,381 shares vested and 57,830 shares lapsed. All of his 2008 award under the DBP over 167,987 shares lapsed. All of his awards over a total of 1,286,713 shares under the ISP lapsed when he left the company. In respect of the above share plans, of a total of 1,808,861 shares, 236,347 (13%) vested and 1,572,514 shares (87%) lapsed.
     An option over 362,500 shares which had been granted to François Barrault under the GSOP in 2004 was preserved so that it would be exercisable for 12 months from the date on which he left the company.
     Full details of the share awards and options held by Ben Verwaayen and François Barrault are given in the tables on pages 66 to 69.
Service agreements
It is the policy for the Chairman and executive directors to have service agreements providing for one year’s notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All of the service agreements contain provisions dealing with the removal of a director for poor performance, including in the event of early termination of the contract by BT. The contracts of the Chairman, Ian Livingston, Tony Chanmugam, Hanif Lalani and Gavin Patterson entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months from notice of termination or the director obtaining full-time employment. No director will receive a bonus or other payments on a change of control.
Outside appointments
The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Ian Livingston receives an annual fee of £25,000 as a non-executive director of Celtic plc and an additional annual fee of £5,000 for chairing the audit committee. Gavin Patterson was a non-executive director of Johnston Press from 7 July 2008 until 24 April 2009, for which he received a fee at the rate of £40,000 per annum. Ben Verwaayen, who resigned as a director on 30 June 2008, as a non-executive director of United Parcel Service (UPS), received an annual fee of US$75,000 and a US$110,000 restricted stock award. François Barrault, who resigned as a director on 30 October 2008, received an annual fee of €38,483 (£30,674) as a director of eServGlobal in Australia.
Non-executive directors’ letters of appointment
Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice. At the end of the period, the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out in Governance and role of the Board on page 52. The letters of appointment of non-executive directors are terminable on notice by the company without compensation.
Non-executive directors’ remuneration
Eight of the directors on the Board are non-executive directors who, in accordance with BT’s articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.
     The most recent review by the Board of the fees for the non-executive directors was in January 2008, having not previously been reviewed since 2004.
     The basic fee for non-executive directors is £60,000 per year. There is an additional fee for membership of a Board committee of £5,000 per year and a further £5,000 for chairing a committee, with the exception of the Audit Committee, for which the membership fee is £10,000 and the additional chairmanship fee is £15,000. Furthermore, the membership fee for the Remuneration Committee is £10,000 and the additional chairmanship fee is £10,000. Maarten van den Bergh, as Deputy Chairman and senior independent director, chairman of the Remuneration Committee and chairman of the Pension Scheme Performance Review Group, receives total fees of £150,000 per year. Carl Symon receives an annual fee of £70,000 as chairman of the Equality of Access Board (a Board committee), which was established on 1 November 2005.
     An additional fee of £2,000 per trip is paid to those non-executive directors travelling regularly from overseas to Board meetings on an inter-continental basis.
     To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares

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each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.
     No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.
Directors’ service agreements and contracts of appointment
The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date		Expiry date of current service agreement or letter of appointment

Sir Michael Rake I Livingston[a] T Chanmugam H Lalani G Patterson	26 September 2007 1 June 2008 1 December 2008 7 February 2005 1 June 2008	ü ý þ	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Non-executive directors

M van den Bergh	1 September 2000		Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2003 and extended for a further three years in 2006. The appointment is terminable by the company or the director on three months’ notice. The appointment will terminate at the conclusion of the Annual General Meeting on 15 July 2009.

C Brendish	1 September 2002		Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2005 and by a further three years in 2008. The appointment is terminable by the company or the director on three months’ notice.

C G Symon	14 January 2002		Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2005 and extended for a further three years in 2008. The appointment is terminable by the company or the director on three months’ notice.

M Alahuhta	1 February 2006		Letter of appointment was for an initial period of three years. The appointment was extended for three months in February 2009. The appointment will terminate on 31 May 2009.

P Hodkinson	1 February 2006		Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2009. The appointment is terminable by the company or the director on three months’ notice.

D Lathen	1 February 2007	ü ý þ	Letters of appointment are for an initial period of three years and are terminable by the company or the director on three months’ notice. The appointment is renewable by mutual agreement.
J E Daniels	1 April 2008
P Hewitt	24 March 2008

Former directors

B Verwaayen	14 January 2002		The contract was terminable by the company on 12 months’ notice and by the director on six months’ notice. The contract terminated on 30 June 2008.

F Barrault[b]	24 April 2007		The contract was terminable by the company on 12 months’ notice and by the director on six months’ notice. Terminated on 30 October 2008.

[a]	Ian Livingston entered into a new contract when he became Chief Executive on 1 June 2008. His previous contract commenced on 8 April 2002.
[b]	François Barrault also had a management agreement, dated 26 April 2004, which he entered into when he was appointed President, BT International. This agreement was terminable by the company on 12 months’ notice and by the director on six months’ notice. Terminated on 30 November 2008.
There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.
62     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

Directors’ interests
The interests of directors holding office at the end of the year and their families in the company’s shares at 31 March 2009 and 1 April 2008, or date of appointment if later, are shown below:

	No. of shares
Beneficial holdings:	2009	2008

Sir Michael Rake[a,d]	102,056	19,284
I Livingston[a,d]	759,108	528,459
T Chanmugam[a,b,d]	49,249	49,249
H Lalani[a,d]	191,017	80,640
G Patterson[a,c,d]	252,769	233,408
M Alahuhta	20,000	20,000
M van den Bergh	13,621	13,621
C Brendish	36,920	30,920
J E Daniels[e]	12,647	–
P Hewitt[f]	6,534	–
P Hodkinson	9,261	9,261
D Lathen	2,250	2,250
C G Symon	20,056	15,069

Total	1,475,488	1,002,161

[a]	At 31 March 2009, Sir Michael Rake and each of the executive directors, as potential beneficiaries, had a non-beneficial interest in 9,342,130 shares (2008: 10,131,478) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans. They each also had a non-beneficial interest in 76,891 shares (2008: 31,898) held in trust by Halifax Corporate Trustees Limited for participants in the BT Group Employee Share Investment Plan.
[b]	Tony Chanmugam was appointed as a director on 1 December 2008.
[c]	Gavin Patterson was appointed as a director on 1 June 2008.
[d]	Includes shares awarded under the BT Group Employee Share Investment Plan.
[e]	Eric Daniels was appointed as a director on 1 April 2008.
[f]	Patricia Hewitt was appointed as a director on 24 March 2008.
During the period from 1 April 2009 to 8 May 2009, there were no movements in directors’ beneficial holdings.
The directors, as a group, beneficially own less than 1% of the company’s shares.
Performance graph
This graph illustrates, as required by the Companies Act 1985, the performance of BT Group plc measured by TSR relative to a broad equity market index over the past five years. We consider the FTSE 100 to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     63

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

Remuneration review
This part of the Report on directors’ remuneration is subject to audit.
Directors’ emoluments
Directors’ emoluments for the financial year 2008/09 were as follows:

		Pension		Annual
		allowance		bonus		Other
	Basic	net		(to be		benefits
	salary and	of pension	Total salary	converted	Expenses	excluding	Total	Total	Deferred	Bonus Plan[b]
	fees	contributions[a]	and fees	to sharesp)	allowance	pension	2009	2008	2009	2008

	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Sir Michael Rake[c,d]	600	–	600	–	–	30	630	328	–	–
I Livingston[d,e,f]	802	6	808	343	8	15	1,174	1,018	343	404
T Chanmugam[d,e,f,h,i]	158	–	158	103	6	8	275	–	77	–
H Lalani[d,f,g]	574	172	746	–	7	52	805	1,076	–	281
G Patterson[d,e,f,j]	417	85	502	162	15	19	698	–	121	–
M van den Bergh	150	–	150	–	–	–	150	128	–	–
M Alahuhta	70	–	70	–	–	–	70	51	–	–
C Brendish	80	–	80	–	–	–	80	56	–	–
J E Daniels[k]	74	–	74	–	–	–	74	–	–	–
P Hewitt[l]	75	–	75	–	–	–	75	1	–	–
P Hodkinson	100	–	100	–	–	–	100	69	–	–
D Lathen[m]	75	–	75	–	–	–	75	55	–	–
C G Symon	150	–	150	–	–	–	150	128	–	–
F Barrault[d,n]	441	132	573	–	–	684	1,257	1,263	–	312
B Verwaayen[d,p]	200	51	251	300	–	26	577	1,816	–	1,534
Sir Christopher Bland[r]	–	–	–	–	–	–	–	270	–	–
A Green[s]	–	–	–	–	–	–	–	646	–	–
P Reynolds[t]	–	–	–	–	–	–	–	686	–	–
Baroness Jay[u]	7	–	7	–	–	–	7	42	–	–
J F Nelson[v]	–	–	–	–	–	–	–	44	–	–

	3,973	446	4,419	908	36	834	6,197	7,677	–	–
Termination payments
F Barrault[o]							1,599
B Verwaayen[q]							700

							8,496

[a]	Pension allowance paid in cash for the financial year 2008/09 – see ‘Pensions’ below.
[b]	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.
[c]	Sir Michael Rake was appointed as Chairman and a director on 26 September 2007.
[d]	Other benefits include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions, personal tax planning, and financial counselling.
[e]	Directors will use their cash bonus to purchase BT shares.
[f]	Expense allowance in the above table includes a monthly cash allowance in lieu of a company car or part of such allowance which has not been used for a company car.
[g]	Hanif Lalani advised the Remuneration Committee that he did not wish to be considered for a bonus for 2008/09.
[h]	Tony Chanmugam was appointed as a director on 1 December 2008.
[i]	Tony Chanmugam was granted a retention cash award in early 2008 under which he will receive payment of £315,000 in March 2010.
[j]	Gavin Patterson was appointed as a director on 1 June 2008.
[k]	Eric Daniels was appointed as a director on 1 April 2008.
[l]	Patricia Hewitt was appointed as a director on 24 March 2008.
[m]	Deborah Lathen was appointed as a director on 1 February 2007.
[n]	François Barrault resigned as a director on 30 October 2008 and left the company on 30 November 2008. His additional expatriate benefits included housing allowance, school fees, international tax preparation and equalisation, social club and representation allowance. He also received a payment of €700,000 (£554,150) in June 2008 arising from a retention award prior to his appointment to the Board. A further payment of £176,358 was made on behalf of François Barrault to the relevant authorities in respect of tax equalisation. This did not constitute monies paid to, or received by, François Barrault, but represented amounts paid to equalise his tax to his home country level.
[o]	François Barrault received a termination payment of €1,933,435 (£1,598,805) in accordance with the terms of his contract. This consisted of the equivalent of 12 months’ salary and benefits as defined in the contract. Total remuneration and payments to François Barrault in 2008/09 amounted to £2,855,805.
[p]	Ben Verwaayen retired as a director on 30 June 2008. He received a bonus of £300,000 for his contribution in 2008/09 prior to leaving the Board. The bonus was paid in cash and will not be converted to shares.
[q]	Ben Verwaayen received a termination payment of £700,000 in accordance with the terms of his contract. Total remuneration and payments to Ben Verwaayen in 2008/09 amounted to £1,277,000.
[r]	Sir Christopher Bland retired as a director on 30 September 2007.
[s]	Andy Green resigned as a director on 12 November 2007 and left the company on 31 December 2007.
[t]	Paul Reynolds resigned as a director on 14 September 2007.
[u]	Baroness Jay retired as a director on 13 January 2008 but continues as a member of the Committee for Responsible and Sustainable Business for which she receives an annual fee of £6,500.
[v]	John Nelson retired as a director on 13 January 2008.
64     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

During the financial year 2008/09, Ben Verwaayen’s annual salary remained at £800,000, Hanif Lalani’s annual salary was increased from £520,000 to £585,000, Ian Livingston’s annual salary was increased from £560,000 to £850,000 upon his appointment as Chief Executive and François Barrault’s annual management fee was increased from €750,000 (approximately £528,170) to €850,000 (approximately £654,000). All increases were effective from 1 June 2008. On appointment Gavin Patterson’s annual salary was £500,000 and Tony Chanmugam’s annual salary was £475,000. None of the directors’ salaries will be increased in 2009/10.
     Annual cash bonus awards to executive directors (which will be used immediately after payment to purchase BT shares) in respect of the financial year 2008/09, which are not pensionable, ranged from 0% to 40% of current salary (2007/08 – 72% to 96%). The aggregate of the cash bonuses for 2008/09 represents less than one third of the cash bonuses paid to directors in the same positions in the previous year.
Former directors
Sir Peter Bonfield received, under pre-existing arrangements, a pension of £390,766 payable in the financial year 2008/09 (2007/08 – £375,736).
     Baroness Jay retired as a non-executive director on 13 January 2008 but continues as a member of the Committee for Responsible and Sustainable Business, for which she receives an annual fee of £6,500.
Loans
There are no outstanding loans granted by any member of the BT Group to any of the directors or guarantees provided by any member of the BT Group for their benefit.
Pensions
Sir Michael Rake is not a member of any of the company pension schemes and the company made no payments towards retirement provision. BT provides him with a lump sum death in service benefit of £1m.
     Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £235,000 into his personal pension plan, plus a cash payment of £5,600 representing the balance of the pension allowance for the financial year 2008/09. BT also provided him with a lump sum death in service benefit of four times his salary.
     Hanif Lalani is a member of the BTPS but has opted out of future pensionable service accrual. A two-thirds widow’s pension would be payable on his death. The company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. A cash payment of £172,000 was therefore made for the financial year 2008/09.
     Tony Chanmugam is a member of the BTPS.
     Gavin Patterson is a member of the BTRP. The company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £40,000 into the BTRP, plus a cash payment of £85,000, representing the balance of the pension allowance for the financial year 2008/09. BT also provides him with a lump sum death in service benefit of four times his salary.
     The table below shows the increase in the accrued benefits, including those referred to above, to which each director, who is a member of the BTPS, has become entitled to during the year and the transfer value of the increase in accrued benefits.
     Ben Verwaayen was not a member of any of the company pension schemes, but the company had agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £8,820 into his personal pension plan, plus a cash payment of £51,180 representing the balance of the pension allowance for the financial year 2008/09. BT also provided him with a lump sum death in service benefit of four times his salary.
     François Barrault was not a member of any of the company pension schemes, but the company agreed to pay an annual amount equal to 30% of his annual management fee towards pension provision. A cash payment of €165,000 (£131,520) was therefore made in the financial year 2008/09. BT also provided him with a lump sum death in service benefit of four times his salary.
Increases in pension benefits at 31 March 2009

							Transfer
							value of
							increase
					Change		in accrued
					in transfer	Additional	benefits in
					value c-d	accrued benefits	e less
					less directors’	earned in	directors’
		Accrued pension	Transfer value of accrued benefits		contributions	the year	contributions
	2009	2008	2009	2008	2009	2009	2009
	£000[a]	£000[b]	£000[c]	£000[d]	£000	£000[e]	£000[f]

T Chanmugam[g,h]	140	112	2,419	1,754	655	28	475
H Lalani[g]	161	143	1,742	1,775	(33)	18	195
A Green[g,i]	–	179	–	3,407	–	–	–
P Reynolds[g,i]	–	147	–	2,410	–	–	–

a-d	As required by the Companies Act 1985 Schedule 7A.
a-b	The values for Hanif Lalani represent the deferred pension to which he would have been entitled had he left the company on 31 March 2009 and 2008, respectively. For Tony Chanmugam, the amounts represent the deferred pension at 1 December 2008 and 31 March 2009. For Andy Green and Paul Reynolds, the amounts represent the deferred pension at 31 March 2008 if they had left the company on that date.
[c]	Transfer value of the deferred pension in column (a) as at 31 March 2009 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents a liability of the BT Pension Scheme rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.
[d]	The equivalent transfer value but calculated as at 31 March 2008 on the assumption that the director left service at that date or the actual leaving service date, as appropriate.
[e]	The increase in pension built up during the year, net of inflation. The gross amount can be calculated by deducting the amount under column (b) from the amount under column (a).
[f]	The transfer value of the pension in column (e), less directors’ contributions.
[g]	Directors’ contributions in the financial year 2008/09 were as follows: Hanif Lalani £nil (2008: £nil); Andy Green, £nil (2008: £23,200); Tony Chanmugam, £9,500 (2008: £–) and Paul Reynolds £nil (2008: £nil).
[h]	Tony Chanmugam was appointed as a director on 1 December 2008.
[i]	Paul Reynolds resigned as a director on 14 September 2007 and Andy Green left the company on 31 December 2007.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     65

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

Share options held at 31 March 2009, or date of appointment if later

	No. of shares under option
	1 April 2008								Usual date
	or date of						31 March	Option price	from which	Usual expiry
	appointment if later		Granted		Lapsed	Exercised	2009	per share	exercisable	date

Sir Michael Rake	–		8,797	[c]	8,797	–	–	185p	14/08/2013	13/02/2014
	–		7,560	[d]	7,560	–	–	124p	01/03/2012	31/08/2012

I Livingston	6,250	[e]	–		6,250	–	–	262p	14/08/2012	13/02/2013
	–		14,594	[d]	14,594	–	–	111p	01/03/2014	31/08/2014

T Chanmugam[a]	37,384	[f]	–		–	–	37,384	192p	24/06/2007	24/06/2014

H Lalani	90,625	[f]	–		–	–	90,625	192p	24/06/2007	24/06/2014
	8,994	[g]	–		8,994	–	–	179p	14/08/2011	13/02/2012
	105,264	[h]	–		–	–	105,264	199.5p	24/06/2004	24/06/2013
	–		7,560	[d]	7,560	–	–	124p	01/03/2012	31/08/2012

G Patterson[b]	11,198	[i]	–		–	–	11,198	146p	14/08/2009	13/02/2010
	98,178	[f]	–		–	–	98,178	192p	24/06/2007	24/06/2014

Former directors
F Barrault	362,500	[j]	–		–	–	362,500	180p	21/05/2007	21/05/2014
	3,606	[k]	–		3,606	–	–	262p	14/08/2010	13/02/2011

Total	723,999		38,511		57,361	–	705,149

All of the above options were granted for nil consideration.

[a]	Tony Chanmugam was appointed as a director on 1 December 2008.
[b]	Gavin Patterson was appointed as a director on 1 June 2008.
[c]	Option granted on 19 June 2008 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate. Sir Michael Rake cancelled the option, which was under water, on 13 January 2009.
[d]	Options granted on 13 January 2009 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate. Sir Michael Rake, Ian Livingston and Hanif Lalani cancelled the options, which were under water, in March 2009.
[e]	Option granted on 26 June 2007 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate. Ian Livingston cancelled the option, which was under water, on 13 January 2009.
[f]	Options granted under the GSOP on 24 June 2004. The exercise of options was subject to a performance measure being met. The performance measure was relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR had to be in the upper quartile for all the options to become exercisable. At median 30% of the options would be exercisable. Below that point none of the options could be exercised. The three-year performance period ended on 31 March 2007. At that date, the company was at 8th position against the comparator group and as a result, 42% of the options lapsed and 58% of each option became exercisable on 24 June 2007.
[g]	Option granted on 23 June 2006 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate. Hanif Lalani cancelled the option, which was under water, on 13 January 2009.
[h]	Option granted under the GSOP (Special Incentive Award) on 24 June 2003, prior to Hanif Lalani’s appointment as a Director. This option is not subject to a performance measure as the grant was linked to personal performance.
[i]	Option granted on 25 June 2004 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[j]	Option granted to François Barrault under the GSOP on 21 May 2004. The option was preserved for 12 months from the date on which François Barrault left the company, until 30 November 2009.
[k]	Option granted on 26 June 2007 under the International Employee Sharesave Scheme. The option lapsed on 30 November 2008, the date François Barrault left the company.
Unrealised gains on share options
The market price of BT shares at 31 March 2009 was 78.2p (2008: 217.25p) and the range during the financial year 2008/09 was 71.4p-235.5p (2007/08: 205.5p-336.75p).
Unrealised gains on the options shown above, as at 31 March 2009, based on the market price of BT shares at that date were as shown below:

	2009		2008
	Unrealised gains		Unrealised gains
	No. of	£000	No. of	£000
	shares		shares

F Barrault[a]	–	–	362,500	135
H Lalani	–	–	105,264	19
H Lalani	–	–	90,625	23

[a]	François Barrault left the company on 30 November 2008.
Tony Chanmugam and Gavin Patterson had no unrealised gains as at 31 March 2009.
Ben Verwaayen had no unrealised gains as at 31 March 2008. He left the company on 30 June 2008.
66     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION

Vesting of outstanding share awards and options

		31 March 2009		31 March 2008
			Percentage of		Percentage of
	Vesting date	TSR position	shares vesting	TSR position	shares vesting

GSOP 2003[a]	31/03/2008	–	–	53	0%
ISP 2005[b]	31/03/2008	–	–	10	25%
ISP 2006[c]	31/03/2009	14	0%	8	43.75%
ISP 2007[d]	31/03/2010	13	0%	12	0%
ISP 2008[d]	31/03/2011	14	0%	–	–

[a]	The performance period for the GSOP 2003 ended on 31 March 2008. BT’s TSR position was at 53rd position against the FTSE 100. As a result, all of the options have lapsed.
[b]	The performance period for the ISP 2005 ended on 31 March 2008. BT’s TSR position was at 10th position against the European Telecom Sector of 19 companies. As a result, 75% of shares awarded lapsed on that date and 25% of shares awarded were transferred to participants on 19 May 2008.
[c]	The performance period for the ISP 2006 ended on 31 March 2009. BT’s TSR position was at 14th position against the European Telecom Sector of 17 companies. As a result, all of the shares awarded lapsed on that date.
[d]	The performance periods for the ISP 2007 and ISP 2008 end on 31 March 2010 and 2011 respectively.
Share awards under long-term incentive plans held at 31 March 2009, or date of appointment, if later
Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP and RSP are as follows:

						Total
						number of				Monetary
						award				value of
						shares			Market	vested
	1 April		Dividends			31 March		Price	price	award
	2008	Awarded	re-invested	Vested	Lapsed	2009	Vesting date	on grant	at vesting	£000

I Livingston
ISP 2005[a]	66,870	–	–	66,870	–	–	31/03/2008	227.75p	232.76p	156
ISP 2006[b]	250,495	–	28,091	–	278,586	–	–	231.58p	–	–
ISP 2007[c]	344,657	–	38,650	–	–	383,307	31/03/2010	321.67p	–	–
ISP 2008[d]	–	1,256,157	140,868	–	–	1,397,025	31/03/2011	203p	–	–

T Chanmugam[e]
ISP 2006[b]	119,283	–	13,375	–	132,658	–	–	231.58p	–	–
ISP 2007[c]	83,094	–	9,317	–	–	92,411	31/03/2010	317.67p	–	–
ISP 2008[d]	–	130,541	14,638	–	–	145,179	31/03/2011	203p	–	–

RSP 2007[f]	87,914	–	9,858	–	–	97,772	20/03/2010	300p	–	–

H Lalani
ISP 2005[a]	50,948	–	–	50,948	–	–	31/03/2008	227.75p	232.76p	119
ISP 2006[b]	190,853	–	21,402	–	212,255	–	–	231.58p	–	–
ISP 2007[c]	226,489	–	25,398	–	–	251,887	31/03/2010	321.67p	–	–
ISP 2008[d]	–	720,443	80,792	–	–	801,235	31/03/2011	203p	–	–

G Patterson[g]
ISP 2006[b]	161,271	–	18,084	–	179,355	–	–	231.58p	–	–
ISP 2007[c]	112,343	–	12,598	–	–	124,941	31/03/2010	317.67p	–	–
ISP 2008[d]	–	615,763	69,052	–	–	684,815	31/03/2011	203p	–	–

Former directors

B Verwaayen[h]
ISP 2005[a]	89,161	–	–	89,161	–	–	31/03/2008	227.75p	232.76p	208
ISP 2006[b]	333,995	–	–	–	333,995	–	–	231.58p	–	–
ISP 2007[c]	525,193	–	–	–	525,193	–	–	321.67p	–	–

F Barrault[i]
ISP 2005[a]	49,070	–	–	49,070	–	–	31/03/2008	227.75p	232.76p	114
ISP 2006[b]	205,803	–	12,237	–	218,040	–	–	231.58p	–	–
ISP 2007[c]	251,208	–	14,937	–	266,145	–	–	321.67p	–	–
ISP 2008[d]	–	757,486	45,042	–	802,528	–	–	203p	–	–

RSP 2007[j]	169,851	–	10,099	119,966	59,984	–	10/12/2008	300p	140.5p	169

Vesting of RSP awards is not subject to a performance target being met.

[a]	Awards under the ISP granted in 2005 were subject to a performance target. The performance measure was relative TSR compared with a group of 19 companies from the European Telecom Sector as at 1 April 2005. BT’s TSR had to be in the upper quartile for all the shares to vest. At median, 25% of the shares would vest. At 31 March 2008, BT’s TSR was at median position against the comparator group. As a result, 75% of the awards lapsed on that date and 25% of the awards were transferred to participants on 19 May 2008. On that date, the market price of a BT share was 232.76p.
[b]	Awards under the ISP granted in 2006 were subject to a performance target. The performance measure was relative TSR compared with a group of 18 companies from the European Telecom Sector as at 1 April 2006. BT’s TSR had to be in the upper quartile for all the shares to vest. At median, 25% of the shares would vest. At 31 March 2009, BT’s TSR was at 14th position against the comparator group. As a result, all of the awards lapsed on that date.
[c]	Awards under the ISP granted in 2007 will vest subject to meeting a performance condition, on 31 March 2010. The performance measure is relative TSR compared with a group of 16 companies from the European Telecom Sector as at 1 April 2007. BT’s TSR must be in the upper quartile for all the shares to vest. At median, 25% of the shares will vest. Below that point, no shares will vest.
[d]	Awards under the ISP granted on 25 June 2008. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. The awards will vest subject to meeting a performance condition, on 31 March 2011. The performance measure is relative TSR compared with a group of 16 companies from the European Telecom Sector as at 1 April 2008. BT’s TSR must be in the upper quartile for all the shares to vest. At median, 25% of the shares will vest. Below that point, no shares will vest.
[e]	Tony Chanmugam was appointed as a director on 1 December 2008.
[f]	Tony Chanmugam was granted an RSP award on 20 March 2007. The award will vest in full subject to continued employment on 20 March 2010.
[g]	Gavin Patterson was appointed as a director on 1 June 2008.
[h]	Ben Verwaayen left the company on 30 June 2008. On that date all of his outstanding awards under the ISP lapsed.
[i]	François Barrault left the company on 30 November 2008. On that date, all of his outstanding awards under the ISP lapsed.
[j]	François Barrault was granted an RSP award on 20 March 2007. On 10 December 2008, the award was pro-rated, part of the award vested and the remainder of the award lapsed.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     67

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION
Deferred Bonus Plan awards at 31 March 2009, or date of appointment, if later
The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

						Total
						number of				Monetary
						award				value of
						shares			Market	vested
	1 April		Dividends			31 March		Price	price	award
	2008	Awarded[a]	re-invested	Vested	Lapsed	2009	Vesting date	at grant	at vesting	£000

I Livingston	50,402	–	–	50,402	–	–	01/08/2008	227.75p	172.29p	87
	150,296	–	16,853	–	–	167,149	01/08/2009	231.58p	–	–
	124,722	–	13,986	–	–	138,708	01/08/2010	321.67p	–	–
	–	198,896	22,303	–	–	221,199	01/08/2011	203p	–	–

T Chanmugam[b]	46,065	–	5,165	–	–	51,230	01/08/2009	231.58p	–	–
	33,675	–	3,775	–	–	37,450	01/08/2010	321.67p	–	–
	–	46,764	5,243	–	–	52,007	01/08/2011	203p	–	–

H Lalani	34,759	–	–	34,759	–	–	01/08/2008	227.75p	172.29p	60
	114,510	–	12,841	–	–	127,351	01/08/2009	231.58p	–	–
	109,279	–	12,254	–	–	121,533	01/08/2010	321.67p	–	–
	–	138,517	15,533	–	–	154,050	01/08/2011	203p	–	–

G Patterson[c]	30,991	–	–	30,991	–	–	01/08/2008	227.75p	172.29p	53
	75,594	–	8,477	–	–	84,071	01/08/2009	231.58p	–	–
	51,649	–	5,791	–	–	57,440	01/08/2010	321.67p	–	–
	–	81,166	9,101	–	–	90,267	01/08/2011	203p	–	–

Former directors

B Verwaayen[d]	114,249	–	–	114,249	–	–	30/06/2008	227.75p	198.4p	227
	627,911	–	–	627,911	–	–	30/06/2008	231.58p	198.4p	1,246
	448,423	–	–	448,423	–	–	30/06/2008	321.67p	198.4p	889
	–	755,783	–	755,783	–	–	30/06/2008	203p	198.4p	1,499

F Barrault[e]	58,882	–	–	58,882	–	–	01/08/2008	227.75p	172.29p	101
	96,602	–	5,744	82,445	19,901	–	10/12/2008	231.58p	140.5p	116
	67,832	–	4,033	33,936	37,929	–	10/12/2008	321.67p	140.5p	47
	–	158,559	9,428	–	167,987	–	–	203p	–	–

[a]	Awards granted on 25 June 2008 in respect of the financial year 2007/08. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant.
[b]	Tony Chanmugam was appointed as a director on 1 December 2008.
[c]	Gavin Patterson was appointed as a director on 1 June 2008.
[d]	Ben Verwaayen left the company on 30 June 2008. All of his awards under the DBP vested on 30 June 2008.
[e]	François Barrault left the company on 30 November 2008. His 2006 and 2007 awards were pro-rated and part of the awards vested and part of the awards lapsed on 10 December 2008. His 2008 award lapsed on that date.
Details of deferred bonus awards in respect of the financial year 2008/09 are given in the table on page 64. Awards in respect of the deferred bonuses will be granted in August 2009. The number of shares subject to the awards will be calculated using the average middle market price of a BT share for the three days prior to the grant.
68     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS REPORT ON DIRECTORS’ REMUNERATION
Share awards under the Employee Share Investment Plan (ESIP) and Allshare International at 31 March 2009, or at date of appointment, if later

			Total number of
			award shares
	1 April 2008	Awarded[a]	31 March 2009

I Livingston
ESIP 2004	116	–	116
ESIP 2005	56	–	56
ESIP 2006	107	–	107
ESIP 2007	84		84

	363	–	363

T Chanmugam
ESIP 2002	130	–	130
ESIP 2003	186	–	186
ESIP 2004	116	–	116
ESIP 2005	56	–	56
ESIP 2006	107	–	107
ESIP 2007	84	–	84

	679	–	679

H Lalani
ESIP 2002	130	–	130
ESIP 2003	186	–	186
ESIP 2004	116	–	116
ESIP 2005	56	–	56
ESIP 2006	107	–	107
ESIP 2007	84	–	84

	679	–	679

G Patterson
ESIP 2005	56	–	56
ESIP 2006	107	–	107
ESIP 2007	84	–	84

	247	–	247

Former Director
F Barrault[b]
Allshare International 2006	107	–	107
Allshare International 2007	84	–	84
Allshare International 2008	–	116	116

	191	116	307

[a]	Award granted under Allshare International on 23 June 2008. On that date, the market price of a BT share was 201.5p.
[b]	François Barrault left the company on 30 November 2008. His awards continued to be held in Allshare International.
By order of the Board
Maarten van den Bergh
Deputy Chairman and Chairman of Remuneration Committee
13 May 2009

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     69

REPORT OF THE DIRECTORS
DIRECTORS’ INFORMATION
Election and re-election
All directors are required by BT’s articles of association to be elected by shareholders at the first annual general meeting (AGM) after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.
     Accordingly, Tony Chanmugam, having been appointed as a director by the Board, retires at the forthcoming AGM and will be proposed for election. Clay Brendish and Phil Hodkinson retire by rotation and will be proposed for re-election. Details of these directors’ contracts of appointment are included in the Report on directors’ remuneration. The following two directors are due to retire by rotation but will not seek re-election. Matti Alahuhta will leave the Board on 31 May 2009 after serving for just over three years and Maarten van den Bergh will retire at the conclusion of the AGM after serving on the Board for almost nine years.
Meetings attendance
The following table shows the attendance of directors at meetings of the Board and Audit, Nominating and Remuneration Committees during the 2009 financial year.

			Audit	Nominating	Remuneration
	Board		Committee	Committee	Committee
	Number of meetings held
	12		5	2	5
	Number of meetings attended (maximum possible)

Sir Michael Rake	12	(12)	–	2(2)	4(5)
Matti Alahuhta	9	(12)	–	–	4(5)
François Barrault[a]	5(6)		–	–	–
Maarten van den Bergh	10	(12)	3(5)	2(2)	5(5)
Clay Brendish	12	(12)	5(5)	2(2)	–
Tony Chanmugam[b]	4(4)		–	–	–
Eric Daniels	10	(12)	2(2)	–	4(4)
Patricia Hewitt[e]	11	(12)	4(4)	–	–
Phil Hodkinson[e]	11	(12)	5(5)	1(2)	–
Hanif Lalani[e]	11	(12)	–	–	–
Deborah Lathen[e]	10	(12)	–	–	5(5)
Ian Livingston	12	(12)	–	–	–
Gavin Patterson[c,e]	9	(10)	–	–	–
Carl Symon	12	(12)	5(5)	–	5(5)
Ben Verwaayen[d]	2(3)		–	–	–

[a]	Resigned as a director on 30 October 2008
[b]	Appointed to the Board on 1 December 2008
[c]	Appointed to the Board on 1 June 2008
[d]	Resigned from the Board on 30 June 2008
[e]	All scheduled Board meetings attended
Service agreements
The Chairman and executive directors have service agreements, which are approved by the Remuneration Committee. Information about the periods of these contracts is in the Report on directors’ remuneration.
Training and information
On appointment, directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the main Board committees, and the powers delegated to those committees, BT’s corporate governance policies and procedures, including the powers reserved to the group’s most senior executives, and the latest financial information. There are also visits to key BT locations and meetings with members of the Operating Committee and other key senior executives.
     Directors are continually updated on BT’s business, the competitive and regulatory environments in which it operates, technology and corporate responsibility matters and other changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. The Board also has two lengthy sessions annually to discuss strategy. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Company Secretary. They are reminded of these duties each year and they are also updated on changes to the legal, accounting and governance requirements affecting the company and themselves as directors. During the 2009 financial year, for example, they received briefings on changes to UK company law and on various corporate governance matters through monthly Secretary’s Reports. The Chairman also sends a weekly e-mail to non-executive directors with topical sector highlights.
     Guidelines govern the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times, and to take account of their duties as directors.
Independent advice
The Board has a procedure for directors, in carrying out their duties, to take independent professional advice if necessary, at BT’s expense. All directors also have access to the advice and services of the Company Secretary.
Directors’ and officers’ liability insurance and indemnity
For some years BT has purchased insurance to cover the directors and officers of BT Group plc and its subsidiaries (and the BT nominated directors of associated companies and joint ventures) against defence costs and civil damages awarded following an action brought against them in that capacity. The insurance operates to protect the directors and officers directly in circumstances where by law BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. At the date on which this report was approved, and throughout the 2009 financial year, the company’s wholly owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.
Interest of management in certain transactions
During and at the end of the 2009 financial year, none of BT’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.
70     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS
BUSINESS POLICIES

Responsible business
We have had in place for nearly ten years a written statement of business practice (The Way We Work). This covers all our operations and applies worldwide to all employees, and to all agents and contractors when representing BT, and is available in nine languages. During 2009, we have refreshed and reissued The Way We Work and our policy on Anti-corruption and Bribery to all our people worldwide.
     We have also issued a new Gifts and Hospitality policy to our employees. We are committed to high ethical standards and legal compliance in all aspects of our business. We have measured our employee awareness of The Way We Work and the extent that our employees have ethical behaviour; and we are reviewing our KPIs on ethics to reflect our new policies.
     Through our Sourcing with Human Dignity initiative, we seek to ensure that working conditions throughout our supply chain meet internationally recognised human rights standards. We investigate potential social and environmental shortcomings and are committed to achieving 100% follow-up within three months for all suppliers identified as high- or medium-risk. During the 2009 financial year, we completed 27 on-site assessments (2008: 25). The majority of assessments were conducted in China, although we also conducted assessments in the Philippines, South Korea, Thailand, France and the UK. We now employ our own assessor based in Shanghai, which has enabled us to focus our efforts on suppliers in China. We work with our suppliers to help them improve their performance. In 2009, 83% of our suppliers agreed that we work with them to ensure our purchases are made, delivered, used and disposed of in a socially and environmentally responsible manner.
     The high-level principles in The Way We Work are supported by a continuing and comprehensive communications programme and on-line training. A confidential helpline and dedicated e-mail facility are also available to employees who have questions about the application of these principles. The helpline number is also published externally. BT’s Undertakings code of practice (It matters) forms part of our statement of business practice and is consistent with it.
     We are committed to managing our environmental performance and have had an environmental management system in the UK since 1992. We are certified to ISO 14001 in six countries including the UK.
     A Board committee – the Committee for Responsible and Sustainable Business – chaired by Sir Michael Rake and comprising representatives from BT businesses, three non-executive directors and three independent members oversees our corporate responsibility, environment and community activities, including charitable expenditure and the strategy for maximising our contribution to society. More information is available in Business review – Corporate Responsibility on page 23. The Report of the Committee for Responsible and Sustainable Business is on page 56.
Political donations
Our continuing policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the Companies Act 2006 (the 2006 Act) is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the company, which make an important contribution to their understanding of BT. These activities have been carried out on an even-handed basis over a five-year period related broadly to the major UK political parties’ electoral strength. The authority we are requesting at the AGM is not designed to change the above policy. It will, however, ensure that BT acts within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2009, the company’s wholly-owned subsidiary, British Telecommunications plc, made the following payments totalling £17,658 (2008: £29,989) to cover the cost of hosting briefing meetings with MPs and MEPs about the company’s activities: Labour Party £5,933; Conservative Party £5,380; Liberal Democrats £3,333; Scottish National Party £2,411; Plaid Cymru £600. No loans were made to any political party by any company in the BT group.
Pension funds
BT’s two main UK pension funds – the BT Pension Scheme and the BT Retirement Plan (BTRP) – are not controlled by the Board but by separate and independent corporate trustees. The trustees look after the assets of the funds, which are held separately from those of the company. The pension funds’ assets can be used only in accordance with their respective rules and for no other purpose. With effect from 1 April 2009, no further contributions are to be paid into the BTRP as BT has made arrangements for all future employee and employer pension contributions for BTRP members and future new entrants to be paid into individual personal pension plans arranged through Standard Life.
Payment of suppliers
In the UK, BT’s normal payment terms are 60 days from the date of receipt of a due and valid invoice, although these terms may be different in some of the local markets in which BT operates. BT will make payment to the supplier on the agreed next payment run following expiry of this term. BT also provides access in the UK to a supplier financing scheme which offers suppliers the opportunity to obtain payments in advance of the agreed terms. In 2009, the average number of days between the invoice date and the date of the payment run for the invoice was 49 (2008: 47).
Financial statements
So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.
     A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility. The directors’ statement on going concern is included in Financial review – Capital resources.
Takeover Directive disclosure
Following the implementation of the EU Takeover Directive by certain provisions of the 2006 Act, we are required to make additional disclosures. A number of these disclosures can be found elsewhere in this Report as set out below:
▶	structure of BT’s share capital (refer to page 115) including the rights and obligations attaching to the shares (refer to pages 153 to 155);

▶	restrictions on the transfer of BT shares and voting rights (refer to pages 153 and 154);

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     71

REPORT OF THE DIRECTORS BUSINESS POLICIES

▶	significant direct or indirect shareholdings (refer to page 74);

▶	BT Group plc Annual Report & Form 20-F; and

▶	appointment and replacement of directors (refer to page 155).
     The disclosures which are not covered elsewhere in this Report include the following:
▶	BT has two employee share ownership trusts which hold BT shares for the purpose of satisfying awards made under the various employee share plans. The trustee of the BT Group Employee Share Investment Plan may invite participants on whose behalf it holds shares to direct it how to vote in respect of those shares, and if there is an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct it to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the trustee abstains from voting those shares, and if there is an offer for the shares the trustee is not obliged to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer and may otherwise take the action with respect to the offer it thinks fair;

▶	we are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights;

▶	no person holds securities carrying special rights with regard to control of the Company;

▶	proxy appointment and voting instructions must be received by the registrars not less than 48 hours before a general meeting (see also page 153);

▶	the amendment of BT’s articles of association requires shareholder approval in accordance with legislation in force from time to time;

▶	the powers of the directors are determined by UK legislation and the articles of association. They are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM;

▶	we are not party to any significant agreements that take effect, alter or terminate upon a change of control following a takeover; and

▶	we do not have any agreements with directors or employees providing for compensation for loss of office or employment that occurs because of a takeover.
Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given on page 45 and note 33 on pages 130 to 135.
Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
     The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate responsibility policy. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the Business review – Our people.
     We have enterprise-wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2009 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the Combined Code published by the Financial Reporting Council (the Turnbull Guidance).
     Risk assessment and evaluation takes place as an integral part of BT’s annual strategic planning cycle. We have a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in Business review – Principal risks and uncertainties.
     The key features of the enterprise wide risk management process comprise the following procedures:
▶	senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the Operating Committee before being reviewed and approved by the Board;

▶	the lines of business carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed;

▶	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility;

▶	the group’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the Audit Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business operations; and

▶	the Audit Committee, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the Board. The Audit Committee has carried out these actions for the 2009 financial year.
New subsidiaries acquired during the year have not been included in the above risk management process. They will be included for the 2010 financial year. Joint ventures and associates, which BT does not control, have not been dealt with as part of the group risk management process and are responsible for their own internal control assessment.
     The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.
     In the light of the issues which arose in BT Global Services during 2009 as discussed on page 10 the management team are implementing a number of process improvements. Some of these were in place by the end of 2009; the rest are being implemented in 2010. These include undertaking more regular contract reviews to assess commercial risks and opportunities as part of a strengthened contract governance process that combines
72     BT GROUP PLC ANNUAL REPORT & FORM 20-F

REPORT OF THE DIRECTORS BUSINESS POLICIES

operational, financial and risk reporting. Additional scrutiny of contracts and cost transformation plans have been put in place and will continue to be conducted on a rigorous and regular basis involving strong independent oversight of assumptions and estimates for new and existing contracts. We are also placing greater focus on profitable sectors, setting stringent win criteria and enhancing due diligence around our ability and readiness to meet our delivery requirements on all major contracts.
US Sarbanes-Oxley Act of 2002
BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.
     It is the opinion of the Board that the Audit Committee includes in the person of Phil Hodkinson a member who is an ‘audit committee financial expert’, and who is independent (as defined for this purpose). The Board considers that the Committee’s members generally have broad commercial knowledge and extensive business leadership experience, having held – between them – various prior roles in major business, Government and financial management, treasury and financial function supervision and that this constitutes a broad and suitable mix of business, financial, management and IT experience on the Committee.
     The code of ethics adopted for the purposes of the Sarbanes-Oxley Act is posted on the company’s website at www.bt.com/ethics The code applies to the Chief Executive, Group Finance Director and senior finance managers.
Disclosure controls and procedures
The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.
Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2009, BT’s internal control over financial reporting was effective.
     There were no changes in BT’s internal control over financial reporting that occurred during the 2009 financial year that have materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit Committee.
     PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for the 2009 financial year, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No.5 of the PCAOB. Their report is on page 78.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     73

REPORT OF THE DIRECTORS
SHAREHOLDERS AND ANNUAL GENERAL MEETING
Relations with shareholders
Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with BT’s major institutional shareholders and prospective shareholders to discuss BT’s strategy, financial performance and prospects. The Chairman meets with major shareholders, at their request, during the year. This may also include meetings to discuss overall remuneration policies and governance issues. All non-executive directors have an invitation to attend investors’ meetings if they wish. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the market. The directors are provided with reports and other written briefings on major shareholders’ and analysts’ views and are regularly informed by the Company Secretary about the holdings of the principal shareholders. The Company Secretary also surveys individual shareholders about the quality of our shareholder communications.
     Established procedures ensure the timely release of share price sensitive information and the publication of financial results and regulatory financial statements. All external announcements are also reviewed for accuracy and compliance requirements by a committee of senior executives, the Disclosure Committee, which is chaired by the Company Secretary.
Substantial shareholdings
At 13 May 2009, BT had received notifications from Invesco Limited, Legal & General Group plc and Barclays PLC, under the Disclosure and Transparency Rules issued by the Financial Services Authority, in respect of holdings of 393,631,693 shares, 360,412,112 shares and 360,935,363 shares respectively, representing holdings of 5.08%, 4.65% and 4.66% of BT’s total voting rights.
AGM resolutions
We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also again be asked to vote separately on the Report on directors’ remuneration.
     It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about BT’s activities and prospects. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. The proxy votes for and against each resolution, as well as votes withheld, will be counted before the AGM and the results will be made available at the meeting. This year votes on all matters except procedural issues will be taken on a poll. Every vote cast, whether in person or by proxy at the meeting will be counted. The outcome of voting on the resolutions will be posted on our website as soon as possible after the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairmen of the Audit, Nominating and Remuneration committees are at the AGM and are available to answer relevant questions. All the directors attended the 2008 AGM.
     The resolutions to be proposed at the 2009 AGM at The Barbican Centre on 15 July, together with explanatory notes, appear in the separate Summary financial statement & notice of meeting 2009 which is sent to all shareholders together with the Annual Report & Form 20-F (if requested). These documents are sent out in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days’ notice, as required by our articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.
     Resolutions to reappoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration will also be proposed at the AGM.
     Copies of the speech and presentation made by the Chairman and the Chief Executive will be broadcast live on the internet at www.bt.com/btagm2009 After the AGM, they will be available for viewing on the BT website.
Authority to purchase shares
The authority given at last year’s AGM of the company held on 16 July 2008 for BT to purchase in the market 774m of its shares, representing 10% of the issued share capital, expires on 15 October 2009. Shareholders will be asked to give a similar authority at the AGM.
     During the 2009 financial year, 143m shares of 5p each were purchased under this authority (1.75% of the share capital) for a consideration of £307m, at an average price of £2.15 per share. For more details, see the table on page 153. During the 2009 financial year 250m treasury shares were cancelled and 91m treasury shares were transferred to meet BT’s obligations under our employee share plans. On 13 May 2009 a total of 406m shares were retained as treasury shares. All the shares were purchased in an on-market programme of buying back BT shares, started in November 2003. The programme was suspended with effect from 31 July 2008.
By order of the Board
Andrew Parker
Secretary
13 May 2009
74     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS
The group’s consolidated financial statements have been prepared in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB).

76STATEMENT OF DIRECTORS’ RESPONSIBILITIES

77REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS
77 United Kingdom opinion
78 United States opinion

79CONSOLIDATED FINANCIAL STATEMENTS

79ACCOUNTING POLICIES

88GROUP INCOME STATEMENT

89GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

90GROUP CASH FLOW STATEMENT

91GROUP BALANCE SHEET

92NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
92 Segmental analysis
95 Other operating income
96 Operating costs
97 Specific items
98 Finance expense and finance income
98 Dividends
99 Taxation
100 Earnings per share
102 Cash and cash equivalents
103 Net debt
104 Intangible assets
106 Property, plant and equipment
107 Investments
108 Associates and joint ventures
108 Trade and other receivables
110 Loans and other borrowings
111 Derivative financial instruments
112 Trade and other payables
113 Provisions
113 Deferred taxation
114 Minority interests
114 Reconciliation of movements in equity
115 Share capital
115 Other reserves
116 Retained earnings
116 Related party transactions
117 Financial commitments and contingent liabilities
118 Acquisitions
121 Retirement benefit plans
126 Employees
126 Share based payments
129 Audit and non-audit services
130 Financial instruments and risk management

136 GLOSSARY OF TERMS AND US EQUIVALENTS

137 REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY

138 FINANCIAL STATEMENTS OF BT GROUP PLC

141 SUBSIDIARY UNDERTAKINGS AND ASSOCIATE

142 QUARTERLY ANALYSIS OF REVENUE AND PROFIT

143 SELECTED FINANCIAL DATA

145 FINANCIAL STATISTICS

146 OPERATIONAL STATISTICS

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     75

FINANCIAL STATEMENTS
STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as issued by the IASB and IFRS as adopted by the European Union (EU), and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the EU and issued by the IASB, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:
▶	select suitable accounting policies and then apply them consistently;

▶	make judgments and estimates that are reasonable and prudent;

▶	state whether the consolidated financial statements comply with IFRS as adopted by the EU and issued by the IASB, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

▶	prepare the consolidated and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.
The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for the preparation of the Report on directors’ remuneration, safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
     The directors confirm, to the best of their knowledge:
▶	that the consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the EU and issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

▶	that the Report of the Directors on pages 49 to 74 includes a fair review of the information required by Rules 4.1.8-4.1.11 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.
The names and functions of all of the directors are set out on pages 50 to 51.
76     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS
United Kingdom opinion
Independent auditors’ report to the members of BT Group plc (the ‘company’)
We have audited the consolidated financial statements of BT Group plc for the year ended 31 March 2009 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense, the Accounting policies and the related notes. These consolidated financial statements are set out on pages 79 to 135 and 141. These consolidated financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2009 and on the information in the Remuneration review. This separate report is set out on page 137.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the consolidated financial statements.
     In addition we report to you, if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We review whether the Corporate Governance Statement reflects the companys’ compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited consolidated financial statements.
     The other information comprises all information set out in the contents listing on page 1, except for the consolidated financial statements, the Remuneration review and parent company financial statements of BT Group plc. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.
Opinion
In our opinion:
▶	the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2009 and of its loss and cash flows for the year then ended;

▶	the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

▶	the information given in the Report of the Directors is consistent with the consolidated financial statements.
Separate opinion in relation to IFRSs
As explained in the accounting policies, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group’s affairs as at 31 March 2009 and of its loss and cash flows for the year then ended.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
13 May 2009

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FINANCIAL STATEMENTS REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS

United States opinion
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of BT Group plc (the ‘company’)
In our opinion, the accompanying Group income statements, Group balance sheets, Group cash flow statements and Group statements of recognised income and expense present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2009, and 2008 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2009, based on criteria established in the Turnbull Guidance. The company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first three paragraphs of Internal Control over financial reporting in the Report of the Directors, Business policies of the Form 20-F. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London, United Kingdom
13 May 2009
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FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS

Accounting policies
(i) Basis of preparation of the financial statements
These consolidated financial statements have been prepared in accordance with applicable law and, as required by Article 4 of the IAS Regulation, in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identify trading results before significant one-off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured and reported to the Board of directors. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring, asset impairment charges and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior years are disclosed in note 4.
     Accounting policies in respect of the parent company, BT Group plc, are set out on page 138. These are in accordance with UK GAAP.
     In the 2008 financial year, the group revised its previous financial statements to exclude from ‘Cash equivalents’ certain investments and include them within ‘Current available-for-sale assets’, as management considered this to be a more appropriate maturity classification. The balance sheet revision as at 31 March 2007 reduced cash and cash equivalents by £267m and increased current asset investments by £267m. The impact in the cash flow statement for the year ended 31 March 2007 was an increase in ‘Proceeds on disposal of current financial assets’ and ‘Purchase of current financial assets’ by £4,838m and £4,581m, respectively, decreasing the net cash outflow from investing activities by £257m and decreasing cash and cash equivalents at the beginning and end of the year ended 31 March 2007 by £526m and £267m, respectively.
(ii) Basis of consolidation
The group financial statements consolidate the financial statements of BT Group plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of joint ventures and associates using the equity method of accounting.
▶	A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

▶	A joint venture is an entity that is jointly controlled by two or more entities. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

▶	An associate is an entity over which another entity has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control over those policies.
The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
     The group’s principal operating subsidiaries and associates are detailed on page 141.
(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as agent in a transaction, it recognises revenue net of directly attributable costs.
     Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts, revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as contract milestone customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS

Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.
(iv) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and equipment sales. Items reported as other operating income include income from repayment works and scrap and cable recovery, income generated by our fleet operations, profits and losses on the disposal of business operations and property, plant and equipment, and income generated from the exploitation of our intellectual property.
(v) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately, except where a proportion of the profit or loss is deferred or amortised because the sale price was not equal to fair value.
(vi) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.
(vii) Business combinations
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3, ‘Business Combinations’. On transition to IFRS, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries is therefore treated as follows:
▶	Goodwill which arose after 1 April 2004: included in the balance sheet at original cost, less any provisions for impairment. This goodwill is not amortised.

▶	Goodwill which arose between 1 January 1998 and 1 April 2004: included in the balance sheet at original cost, less accumulated amortisation to the date of transition to IFRS and less any provisions for impairment. This goodwill is not amortised after the date of transition to IFRS.

▶	Goodwill which arose before 1 January 1998: written off directly to retained earnings.
On acquisition of a subsidiary, fair values are attributed to the identifiable net assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to
80     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS

retained earnings is not recycled to the income statement on disposal of the related subsidiary.
(viii) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.
Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.
Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.
Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties is initially recorded at cost.
Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the customer life or contractual period.
Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

▶ Telecommunication licences	1 to 5 years

▶ Brands, customer lists and customer relationships	3 to 15 years

▶ Computer software	2 to 5 years
(ix) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.
(x) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any impairment losses.
     On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.
Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials and directly attributable overheads.
Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation.
The lives assigned to principal categories of assets are as follows:

▶ Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

▶ Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years
▶ Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.
(xi) Borrowing costs
All borrowing costs are expensed in the income statement in the period in which they are incurred.
(xii) Asset impairment (non-financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually.
     Impairment losses are recognised in the income statement.

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If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss has been recognised against an asset, it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. This does not apply for goodwill, for which an impairment loss may not be reversed in any circumstances.
(xiii) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xiv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.
(xv) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent trustee, for the majority of its employees.
     The group’s obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and a net finance charge. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.
(xvi) Share based payments
The group has a number of employee share schemes, share option and award plans under which it makes equity settled share based payments to employees. The fair value of options and awards granted is recognised as an expense after taking into account the group’s best estimate of the number of options and awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options and awards granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award.
(xvii) Taxation
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base, except to the extent that the deferred tax asset or liability arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit.
     Deferred tax liabilities are, where permitted under IAS 12 ‘Income Taxes’, offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.
(xviii) Advertising and marketing
The costs associated with the group’s advertising and marketing activities are expensed within other operating costs as incurred.
(xix) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in general meeting. Interim dividends are recognised when they are paid.
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(xx) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil the contract or the cost to exit it.
(xxi) Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.
Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the income statement.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
▶	those that the group intends to sell immediately or in the short term, which are classified as held for trading;

▶	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then remeasured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.
Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.
Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair

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value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.
     Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur. Under a cash flow hedge, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge, the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.
Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received. Shares in the parent company, BT Group plc, held by employee share ownership trusts and repurchased shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.
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Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.
Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include transaction volumes, or other inputs for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.
Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment, and estimates are used in assessing the likely effect of these adjustments.
Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 350,000 people over approximately 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.
Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s 21CN programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2008 had no significant impact in aggregate on the results for the year ended 31 March 2009.
Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.
Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.
Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.
Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.
Providing for doubtful debts
BT provides services to around 15 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.
Property arrangements
As part of a property rationalisation programme, we have identified a number of surplus properties. Although efforts are being made to sub-let this space, it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and of any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.
Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2009
IFRIC 14, ‘Defined benefit assets and minimum funding requirements’, became effective and was adopted during the year. The adoption of this standard has had no impact on the group’s financial position or results of operations.
Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2009 or later

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periods, but which the group has not adopted early. Those which are relevant to the group’s operations are as follows:
IFRS 2, ‘Share Based Payments – vesting conditions and cancellations’, (effective from 1 April 2009)
The amendment to IFRS 2 clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this is accounted for as a cancellation. Cancellations must be treated as accelerated vestings and all remaining future charges are immediately recognised in the income statement. IFRS 2 requires retrospective adoption, therefore prior periods will be restated. The group expects adoption of this standard to increase the share based payment charge for 2009 by approximately £110m (2008: £nil). The group is currently assessing the impact of this standard on the share based payment charge for the year ended 31 March 2010.
IFRS 3 (Revised), ‘Business Combinations’ (effective from 1 April 2010)
IFRS 3 (Revised) amends certain aspects of accounting for business combinations set out in IFRS 3. Amendments include the requirement to expense all transaction costs as incurred and the requirement for all payments to acquire a business to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through the income statement. IFRS 3 (Revised) is applicable prospectively to business combinations effected on or after the effective date. Adoption of this standard will impact how the group accounts for business combinations entered into on or after 1 April 2010.
IFRS 8, ‘Operating Segments’ (effective from 1 April 2009)
IFRS 8 requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14, ‘Segmental Reporting’. The group does not expect the adoption of IFRS 8 to significantly impact its segmental analysis disclosure.
IAS 1 (Revised), ‘Presentation of Financial Statements’ (effective from 1 April 2009)
IAS 1 (Revised) prescribes the basis for presentation of financial statements to ensure comparability both with the entity’s financial statements of previous periods and with the financial statements of other entities. IAS 1 (Revised) introduces a number of changes to the requirements for the presentation of financial statements, which include the following: the separate presentation of owner and non-owner changes in equity; requirement for entities making restatements or reclassifications of comparative information to present a balance sheet as at the beginning of the comparative period; and optional name changes for certain primary statements. Adoption of this revision will result in minor presentational changes to the group’s financial statements from 1 April 2009.
Amendment to IAS 23, ‘Borrowing Costs’ (effective from 1 April 2009)
The amendment to IAS 23 eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group has assessed the impact of this amendment and does not expect it to have a significant impact on the group’s financial statements.
IAS 27 (Revised), ‘Consolidated and Separate Financial Statements’ (effective from 1 April 2010)
IAS 27 (Revised) requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses being recorded. IAS 27 (Revised) also specifies that when control is lost, any remaining interest should be re-measured to fair value and a gain or loss recorded through the income statement. The group has assessed the impact of this interpretation and concluded that it is not likely to have a significant impact on the group’s financial statements.
IFRIC 12, ‘Service Concession Arrangements’ (effective from 1 April 2009; effective under full IFRS from 1 April 2008, but not adopted by the EU until 25 March 2009)
IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The group has assessed the impact of this interpretation and has concluded that it does not have a significant impact on the group’s financial statements.
IFRIC 13, ‘Customer Loyalty Programmes’ (effective from 1 April 2009)
IFRIC 13 clarifies that where goods and services are sold together with a customer loyalty incentive, the arrangement is a multiple element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. The group has assessed the impact of this interpretation and has concluded that it is not likely to have a significant impact on the group’s financial statements.
Amendment to IFRS 7, ‘Financial Instruments: Disclosures’ (effective 1 April 2009)
The amendments to IFRS 7 introduce a three level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify the existing requirements for the disclosure of liquidity risk. The group will be required to make additional disclosures to comply with these amendments.
IFRIC 16, ‘Hedges of a Net Investment in a Foreign Operation’ (effective 1 April 2009)
IFRIC 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. The standard provides guidance on which risks are eligible for hedge accounting in accordance with IFRS, as follows: 1) presentational currency does not create an exposure to which the entity may apply hedge accounting, 2) the hedging instruments may be held by an entity or entities within the group, and 3) while IAS 39, ‘Financial Instruments: Recognition and Measurement’, must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21, ‘The Effects of Changes in Foreign Exchange Rates’, must be applied in respect of the hedged item. The group does not expect adoption of this guidance to have a significant impact on the group’s financial statements.
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IFRIC 17, ‘Distributions of Non-cash Assets to Owners’ (effective 1 April 2010)
IFRIC 17 provides guidance on how an entity should measure distributions other than cash when it pays dividends to its owners. The standard requires the dividend payable to be measured at the fair value of the assets to be distributed, and any difference between the fair value and the book value of the assets is recorded in the income statement. The group does not expect adoption of this guidance to have a significant impact on the group’s financial statements.
IFRIC 18, ‘Transfers of Assets from Customers’ (effective 1 July 2009)
IFRIC 18 applies to all agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must use either to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services. IFRIC 18 requires the entity receiving the item of property, plant and equipment to recognise it in its financial statements if it meets the definition of an asset. The recognition of the transfer of the asset is accounted for in accordance with IAS 16, ‘Property, Plant and Equipment’, and, because an exchange of dissimilar goods or services has occurred, IAS 18, ‘Revenue’. The group is currently assessing the impact of the amendment upon the group’s financial statements.

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS
GROUP INCOME STATEMENT

		Before specific	Specific
		items	items[a]	Total
Year ended 31 March 2009	Notes	£m	£m	£m

Revenue	1	21,390	–	21,390
Other operating income	2	352	(13)	339
Operating costs	3	(20,923)	(395)	(21,318)

Operating profit	1	819	(408)	411

Finance expense	5	(3,272)	–	(3,272)
Finance income	5	2,652	–	2,652

Net finance expense		(620)	–	(620)
Share of post tax profit of associates and joint ventures	14	39	36	75

(Loss) profit before taxation		238	(372)	(134)
Taxation	7	10	43	53

(Loss) profit for the year		248	(329)	(81)

Attributable to:
Equity shareholders of the parent		246	(329)	(83)
Minority interests	21	2	–	2

Loss per share	8
Basic				(1.1)p
Diluted				(1.1)p

[a]	For a definition of specific items, see page 79. An analysis of specific items is provided in note 4.
Dividends paid in the year were £1,222m (2008: £1,241m, 2007: £1,053m), as shown in note 6. Dividends proposed in respect of 2009 were 6.5p per share (2008: 15.8p, 2007: 15.1p) which amounts to approximately £503m (2008: £1,236m, 2007: £1,247m).

		Before specific	Specific
		items	items[a]	Total
Year ended 31 March 2008	Notes	£m	£m	£m

Revenue	1	20,704	–	20,704
Other operating income	2	359	(10)	349
Operating costs	3	(18,168)	(529)	(18,697)

Operating profit	1	2,895	(539)	2,356

Finance expense	5	(2,891)	–	(2,891)
Finance income	5	2,513	–	2,513

Net finance expense		(378)	–	(378)
Share of post tax loss of associates and joint ventures	14	(11)	–	(11)
Profit on disposal of associate		–	9	9

Profit before taxation		2,506	(530)	1,976
Taxation	7	(581)	343	(238)

Profit for the year		1,925	(187)	1,738

Attributable to:
Equity shareholders of the parent		1,924	(187)	1,737
Minority interests	21	1	–	1

Earnings per share	8
Basic				21.5p
Diluted				21.1p

[a]	For a definition of specific items, see page 79. An analysis of specific items is provided in note 4.
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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS
GROUP INCOME STATEMENT

		Before specific	Specific
		items	items[a]	Total
Year ended 31 March 2007	Notes	£m	£m	£m

Revenue	1	20,223	–	20,223
Other operating income	2	236	(3)	233
Operating costs	3	(17,746)	(169)	(17,915)

Operating profit	1	2,713	(172)	2,541

Finance expense	5	(2,604)	–	(2,604)
Finance income	5	2,371	139	2,510

Net finance expense		(233)	139	(94)
Share of post tax profit of associates and joint ventures	14	15	–	15
Profit on disposal of associate		–	22	22

Profit before taxation		2,495	(11)	2,484
Taxation	7	(611)	979	368

Profit for the year		1,884	968	2,852

Attributable to:
Equity shareholders of the parent		1,882	968	2,850
Minority interests	21	2	–	2

Earnings per share	8
Basic				34.4p
Diluted				33.6p

[a]	For a definition of specific items, see page 79. An analysis of specific items is provided in note 4.
GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

		2009	2008	2007
Year ended 31 March	Notes	£m	£m	£m

(Loss) profit for the year		(81)	1,738	2,852

Actuarial (losses) gains relating to retirement benefit obligations	29	(7,037)	2,621	1,409
Exchange differences:
– on translation of foreign operations		692	213	(95)
Fair value movements on available-for-sale assets:
– fair value gains		5	–	–
Fair value movements on cash flow hedges:
– fair value gains (losses)		2,719	446	(201)
– reclassified and reported in net (loss) profit		(2,144)	(294)	364
– reclassified and reported in non current assets		(5)	11	–
Tax impact of above items	7	1,859	(832)	(486)

Net (losses) gains recognised directly in equity		(3,911)	2,165	991

Total recognised income and expense for the year		(3,992)	3,903	3,843

Attributable to:
Equity shareholders of the parent		(3,994)	3,899	3,843
Minority interests		2	4	–

		(3,992)	3,903	3,843

A reconciliation of the changes in other reserves and retained earnings is given in notes 24 and 25.

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS
GROUP CASH FLOW STATEMENT

		2009	2008	2007
Year ended 31 March	Notes	£m	£m	£m

Cash flow from operating activities
(Loss) profit before taxation[a]		(134)	1,976	2,484
Depreciation and amortisation		2,890	2,889	2,920
Loss (profit) on sale of associates and non current asset investments		13	1	(19)
Net finance expense		620	378	94
Other non cash charges		486	60	50
Share of (profits) losses of associates and joint ventures		(75)	11	(15)
Decrease (increase) in inventories		11	23	(6)
Decrease (increase) in trade and other receivables		1,063	(498)	(373)
(Decrease) increase in trade and other payables		(379)	451	282
Increase (decrease) in provisions and other liabilities		439	(104)	(172)

Cash generated from operations[a]		4,934	5,187	5,245
Income taxes paid		(232)	(222)	(411)
Income tax repayment for prior years		4	521	376

Net cash inflow from operating activities		4,706	5,486	5,210

Cash flow from investing activities
Interest received		19	111	147
Dividends received from associates and joint ventures		6	2	6
Proceeds on disposal of group undertakings		–	–	27
Proceeds on disposal of property, plant and equipment		44	62	89
Proceeds on disposal of associates and joint ventures		–	13	27
Proceeds on disposal of non current financial assets		–	1	4
Proceeds on disposal of current financial assets[b]		6,316	4,779	8,525
Acquisition of subsidiaries, net of cash acquired		(227)	(377)	(284)
Purchases of property, plant and equipment and computer software		(3,082)	(3,315)	(3,298)
Investment in associates and joint ventures		–	–	(7)
Purchases of non current financial assets		–	(2)	(7)
Purchases of current financial assets[b]		(6,030)	(4,938)	(8,007)

Net cash outflow from investing activities		(2,954)	(3,664)	(2,778)

Cash flow from financing activities
Equity dividends paid		(1,221)	(1,236)	(1,054)
Dividends paid to minority interests		(1)	–	(3)
Interest paid		(956)	(842)	(797)
Repayments of borrowings		(863)	(913)	(809)
Repayment of finance lease liabilities		(16)	(284)	(276)
Net proceeds on issue of (purchase of) commercial paper		606	(681)	309
New bank loans raised		795	3,939	11
Repurchase of ordinary shares		(334)	(1,498)	(400)
Proceeds on issue of treasury shares		125	85	123
Repurchase of ordinary shares by subsidiary		–	–	(2)

Net cash used in financing activities		(1,865)	(1,430)	(2,898)

Effect of exchange rate changes on cash and cash equivalents		54	25	(35)

Net (decrease) increase in cash and cash equivalents		(59)	417	(501)
Cash and cash equivalents at the start of the year		1,174	757	1,258

Cash and cash equivalents at the end of the year	9	1,115	1,174	757

[a]	The reconciliation from the loss before taxation of £134m for 2009 to the cash generated from operations of £4,934m for 2009 includes BT Global Services contract and financial review charges of £1,639m (2008 and 2007: £nil), which are non-cash charges. For further detail, see note 3.

[b]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
90     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS
GROUP BALANCE SHEET

		2009	2008
At 31 March	Notes	£m	£m

Non current assets
Intangible assets	11	3,788	3,355
Property, plant and equipment	12	15,405	15,307
Derivative financial instruments	17	2,456	310
Investments	13	55	31
Retirement benefit asset	29	–	2,887
Associates and joint ventures	14	132	85
Trade and other receivables	15	322	854
Deferred tax assets	20	1,103	–

		23,261	22,829

Current assets
Inventories		121	122
Trade and other receivables	15	4,185	4,449
Derivative financial instruments	17	244	77
Investments	13	163	440
Cash and cash equivalents	9	1,300	1,435

		6,013	6,523

Current liabilities
Loans and other borrowings	16	1,542	1,524
Derivative financial instruments	17	340	267
Trade and other payables	18	7,215	7,591
Current tax liabilities		1	241
Provisions	19	254	81

		9,352	9,704

Total assets less current liabilities		19,922	19,648

Non current liabilities
Loans and other borrowings	16	12,365	9,818
Derivative financial instruments	17	427	805
Retirement benefit obligations	29	3,973	108
Other payables	18	794	707
Deferred tax liabilities	20	1,728	2,513
Provisions	19	466	265

		19,753	14,216

Equity
Ordinary shares	23	408	420
Share premium	23	62	62
Capital redemption reserve		27	15
Other reserves	24	1,301	(527)
Retained (loss) earnings	25	(1,656)	5,439

Total parent shareholders’ equity		142	5,409
Minority interests	21	27	23

Total equity	22	169	5,432

		19,922	19,648

The consolidated financial statements on pages 79 to 135 and 141 were approved by the Board of Directors on 13 May 2009 and were signed on its behalf by
Sir Michael Rake
Chairman
Ian Livingston
Chief Executive
Tony Chanmugam
Group Finance Director

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     91

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segmental analysis
Primary reporting format – business segments
The group’s principal activities include: the provision of networked IT services; local, national and international telecommunications services; broadband and internet products and services; and converged fixed/mobile products and services.
     The group is organised into four customer-facing lines of business, BT Global Services, BT Retail, BT Wholesale and Openreach, which are supported by two internal functional units, BT Design and BT Operate.
     The activities of each of the customer-facing lines of business are as follows:
     BT Global Services serves major corporate, carrier and government organisations across the world, providing high-performance managed networked IT services, application management, professional services and outsourcing solutions.
     BT Retail serves consumer customers and small and medium-sized enterprises (SMEs) in the UK, providing a range of innovative communications products and services. BT Retail also includes BT Ireland, which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland, and Enterprises, which comprises a number of individual businesses such as BT Conferencing, BT Directories and BT Payphones.
     BT Wholesale provides services to UK communications providers through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect to bespoke, fully managed network outsourcing and value-added solutions.
     Openreach is responsible for the crucial ‘first mile’ connecting communications providers’ customers to their local telephone exchange, giving them equal, open and economic access to the UK network. Openreach products are sold on an equivalent basis to BT lines of business and other communications providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or access to systems and data.
     BT Design and BT Operate are internal functional units which support the four customer-facing lines of business. BT Design is responsible for the design and build of the platforms, systems and processes which support the provision of the group’s products and services, and BT Operate is responsible for their operation. The group’s reportable segments are the four customer-facing lines of business; neither BT Design nor BT Operate are reportable segments. Neither BT Design nor BT Operate generate any revenue and both operate on a cost recovery basis. The costs incurred by BT Design and BT Operate are allocated to the customer-facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer-facing lines of business are allocated to the lines of business based on their respective utilisation. The assets managed by BT Operate and their capital expenditure in the year are also allocated to the lines of business in a manner consistent with their depreciation and amortisation. Accordingly, the segmental results do not necessarily reflect the operating results of the lines of business as if they were independent business operations.
     Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business.
     In addition to the four customer-facing lines of business, the remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. In the prior year, the results of ‘Other’ included any over or under recovery of costs by BT Design and BT Operate. In the current year, all costs from BT Design and BT Operate have been fully allocated to the customer-facing lines of business in line with the services they provide. This amounts to £32m of operating costs and £129m of depreciation and amortisation in the year to 31 March 2009. In 2008, there was no such allocation as we were transforming the business and developing the trading model.
Revenue by line of business

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m	£m

External revenue	8,828	8,112	3,430	978	42	–	21,390
Internal revenue	–	359	1,228	4,253	–	(5,840)	–

Total revenue	8,828	8,471	4,658	5,231	42	(5,840)	21,390

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m	£m

External revenue	7,889	8,194	3,707	886	28	–	20,704
Internal revenue	–	283	1,252	4,380	–	(5,915)	–

Total revenue	7,889	8,477	4,959	5,266	28	(5,915)	20,704

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m	£m

External revenue	7,312	8,100	4,109	685	17	–	20,223
Internal revenue	–	246	1,277	4,538	–	(6,061)	–

Total revenue	7,312	8,346	5,386	5,223	17	(6,061)	20,223

92     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segmental analysis continued
Operating results by line of business

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Operating (loss) profit before specific items	(2,106)	1,209	580	1,218	(82)	819
Specific items[a]					(408)	(408)

Segment result[b]	(2,106)	1,209	580	1,218	(490)	411
Share of post tax profit of associates and joint ventures						75
Net finance expense						(620)

Loss before tax						(134)
Taxation						53

Loss for the year						(81)

Depreciation	537	340	645	707	20	2,249
Amortisation	239	85	41	71	205	641

[a]	The 2009 specific items include BT Global Services restructuring charges of £280m (2008 and 2007: £nil), of which £4m was paid in cash in 2009, and 21CN asset impairment and related charges of £50m (2008 and 2007: £nil), which are non-cash charges.

[b]	The 2009 BT Global Services segment result of £(2,106)m includes contract and financial review charges of £1,639m (2008 and 2007: £nil), which are non-cash charges. For further detail, see note 3.

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m

Operating profit before specific items	117	1,050	502	1,222	4	2,895
Specific items					(539)	(539)

Segment result	117	1,050	502	1,222	(535)	2,356
Share of post tax loss of associates and joint ventures						(11)
Profit on disposal of associate						9
Net finance expense						(378)

Profit before tax						1,976
Taxation						(238)

Profit for the year						1,738

Depreciation	548	377	839	664	(18)	2,410
Amortisation	196	68	54	25	136	479

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m

Operating profit before specific items	70	912	592	1,220	(81)	2,713
Specific items					(172)	(172)

Segment result	70	912	592	1,220	(253)	2,541
Share of post tax profit of associates and joint ventures						15
Profit on disposal of associate						22
Net finance expense						(94)

Profit before tax						2,484
Taxation						368

Profit for the year						2,852

Depreciation	484	402	864	663	123	2,536
Amortisation	181	43	44	44	72	384

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     93

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segmental analysis continued
Assets and liabilities by line of business

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
At 31 March 2009	£m	£m	£m	£m	£m	£m

Assets
Segment assets	7,501	2,850	3,038	9,285	1,147	23,821
Associates and joint ventures					132	132
Unallocated assets					5,321	5,321

Consolidated total assets	7,501	2,850	3,038	9,285	6,600	29,274

Liabilities
Segment liabilities	3,927	2,068	1,275	594	253	8,117
Unallocated liabilities					20,988	20,988

Consolidated total liabilities	3,927	2,068	1,275	594	21,241	29,105

Capital expenditure
Property, plant and equipment	478	270	537	823	141	2,249
Intangible assets	339	51	70	143	236	839

	817	321	607	966	377	3,088
Consideration for acquisitions	13	98	–	–	75	186

Total capital additions	830	419	607	966	452	3,274

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
At 31 March 2008	£m	£m	£m	£m	£m	£m

Assets
Segment assets	8,131	2,999	3,870	9,150	(63)	24,087
Associates and joint ventures					85	85
Unallocated assets					5,180	5,180

Consolidated total assets	8,131	2,999	3,870	9,150	5,202	29,352

Liabilities
Segment liabilities	3,773	2,365	1,008	850	567	8,563
Unallocated liabilities					15,357	15,357

Consolidated total liabilities	3,773	2,365	1,008	850	15,924	23,920

Capital expenditure
Property, plant and equipment	474	281	560	972	226	2,513
Intangible assets	310	80	103	101	232	826

	784	361	663	1,073	458	3,339
Consideration for acquisitions	406	71	–	–	–	477

Total capital additions	1,190	432	663	1,073	458	3,816

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, and trade receivables. Unallocated assets include cash and cash equivalents, deferred and current taxation, investments, derivatives, associates and joint ventures, and retirement benefit assets. Segment liabilities comprise trade and other payables, and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.
94     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segmental analysis continued
Secondary reporting format – geographical information

	2009	2008	2007
Revenue by geographic area	£m	£m	£m

UK	16,736	17,186	17,241
Europe, Middle East and Africa, excluding the UK	3,247	2,510	2,174
Americas	1,119	847	711
Asia Pacific	288	161	97

Total	21,390	20,704	20,223

The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

			Capital		Consideration
	Total assets		expenditure		for acquisitions
Total assets, capital expenditure and consideration	2009	2008	2009	2008	2009	2008
for acquisitions by geographic area	£m	£m	£m	£m	£m	£m

UK	17,996	18,435	2,772	3,023	40	71
Europe, Middle East and Africa, excluding the UK	4,346	4,231	170	189	17	134
Americas	1,364	1,286	113	103	129	130
Asia Pacific	247	220	33	24	–	142
Unallocated assets	5,321	5,180	–	–	–	–

Total assets	29,274	29,352	3,088	3,339	186	477

Total assets and capital expenditure are allocated to geographical areas based on the location of the asset.
2. Other operating income

	2009	2008	2007
	£m	£m	£m

Profits on disposal of property, plant and equipment	52	50	20
Income from repayment works	72	74	68
Other operating income	228	235	148

Other operating income before specific items	352	359	236
Specific items (note 4)	(13)	(10)	(3)

Other operating income	339	349	233

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     95

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Operating costs

	2009	2008	2007
	£m	£m	£m

Costs by nature
Staff costs:
Wages and salaries	4,499	4,242	4,099
Social security costs	432	417	388
Pension costs	544	626	643
Share based payment costs	31	73	93

Total staff costs	5,506	5,358	5,223
Own work capitalised	(673)	(724)	(718)

Net staff costs	4,833	4,634	4,505
Depreciation of property, plant and equipment:
Owned assets	2,200	2,324	2,420
Held under finance leases	49	86	116
Amortisation of intangible assets	641	479	384
Payments to telecommunications operators	4,266	4,237	4,162
Other operating costs[a]	8,934	6,408	6,159

Total operating costs before specific items	20,923	18,168	17,746
Specific items (note 4)	395	529	169

Total operating costs	21,318	18,697	17,915

Operating costs before specific items include the following:
Contract and financial review charges	1,598	–	–
Leaver costs[b]	204	127	147
Research and development expenditure[c]	1,021	857	692
Rental costs relating to operating leases	426	423	389
Foreign currency losses	30	8	5

[a]	Other operating costs also include a net credit of £8m (2008 and 2007: £nil) relating to fair value movements on derivatives recycled from the cash flow reserve.

[b]	Leaver costs exclude manager leaver costs associated with the group’s transformation and reorganisation activities during 2009 and 2008. Manager leaver costs associated with the transformation activities have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.

[c]	Research and development expenditure includes amortisation of £431m (2008: £325m, 2007: £314m) in respect of internally developed computer software.
In 2009, the group recognised contract and financial review charges of £1,639m, of which £1,598m was recorded within other operating costs and £41m was recorded as a reduction to revenue. As described on page 10, the financial review covered the financial performance of BT Global Services and its balance sheet position. The contract reviews covered the largest and most complex contracts. These charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in the underlying assumptions and estimates, particularly in the light of the current economic outlook and events occurring during the year.
     The total charge of £1,639m was allocated against the following assets and liabilities: intangible assets £241m; non current trade and other receivables £913m; prepayments £52m; accrued income £41m; provisions £256m; £136m was allocated against a number of other balance sheet categories and the individual amounts are insignificant.
96     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Specific items
The group separately identifies and discloses significant one off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and we believe it assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided on page 79.

	2009	2008	2007
	£m	£m	£m

Other operating income
Net loss on sale of group undertakings[a]	13	10	5
Profit on sale of non current asset investments[b]	–	–	(2)

	13	10	3

Operating costs
BT Global Services restructuring charges:
– Networks and products rationalisation[c]	183	–	–
– People and property[c]	51	–	–
– Intangible asset impairments[c]	46	–	–

	280	–	–
Restructuring costs – group transformation and reorganisation activities[d]	65	402	–
Property rationalisation costs[e]	–	–	64
Creation of Openreach and delivery of the Undertakings[f]	–	53	30
Write off of circuit inventory and other working capital balances[g]	–	74	65
21CN asset impairment and related charges[h]	50	–	–
Costs associated with settlement of open tax years[i]	–	–	10

	395	529	169

Finance income
Interest on settlement of open tax years[i]	–	–	(139)

Share of results of associates and joint ventures
Reassessment of carrying value of associate[j]	(36)	–	–
Profit on disposal of associates and joint ventures[k]	–	(9)	(22)

	(36)	(9)	(22)

Net specific items charge before tax	372	530	11
Tax credit in respect of settlement of open tax years[i]	–	(40)	(938)
Tax credit on re-measurement of deferred tax[l]	–	(154)	–
Tax credit on specific items above	(43)	(149)	(41)

Net specific items charge (credit) after tax	329	187	(968)

[a]	In 2009, a £13m (2008: £10m, 2007: £5m) loss on disposal arose from exiting a business. The £10m and £5m losses in 2008 and 2007, respectively, relate principally to the disposal of the group’s satellite broadcast business.

[b]	In 2007, the group disposed of some non-core investments, resulting in a profit of £2m (2009 and 2008: £nil).

[c]	In 2009, as a result of the BT Global Services operational review, the group recorded restructuring charges of £280m (2008 and 2007: £nil). The main components of the specific item are set out below.

– Networks and products rationalisation – as a result of the decision to rationalise the legacy networks, including the associated systems and processes, a charge of £183m (2008 and 2007: £nil) has been recognised, representing the difference between the recoverable amount and the carrying value of the assets impacted by the rationalisation.

– People and property – a charge of £51m (2008 and 2007: £nil) has been recognised, relating to the costs associated with the restructuring and rationalisation of people and property. The main components of the restructuring charge are leaver costs and property exit costs.

– Intangible asset impairments – a charge of £46m (2008 and 2007: £nil) has been recognised, reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served. The charge includes the write down of brands and other acquired intangible assets that no longer have an economic value to the business.

[d]	In 2009 and 2008, respectively, the group incurred costs of £65m and £402m (2007: £nil) in respect of the group’s transformation and reorganisation activities. The costs mainly comprised leaver costs, property exit and transformation programme costs.

[e]	In 2007, the group incurred property rationalisation costs of £64m (2009 and 2008: £nil).

[f]	In 2008 and 2007, respectively, charges of £53m and £30m (2009: £nil) were recognised in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems.

[g]	In 2008 and 2007, respectively, the group recorded charges of £74m and £65m (2009: £nil), recognised as a result of the completion of a review of circuit inventory and other working capital balances.

[h]	In 2009, a £50m (2008 and 2007: £nil) charge was recognised, comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer-led roll out strategy and focus on next generation voice service developments of fibre based products.

[i]	In 2008, the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40m, and this closed all open items in relation to the settlement reached in 2007. In 2007, the group agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs (HMRC). In 2007, the total impact of the settlement was a net credit of £1,067m, comprising a tax credit of £938m representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139m and operating costs of £10m representing the costs associated with reaching this agreement.

[j]	In 2009, a £36m credit (2008 and 2007: £nil) was recognised in respect of a reassessment of the value of the group’s share of the net assets of an associated undertaking.

[k]	In 2008 and 2007, respectively, profit on the sale of associates of £9m and £22m (2009: £nil) were recognised. In 2008, the £9m profit arose from the receipt of contingent consideration from the disposal of the group’s interest in e-peopleserve. In 2007, the £22m profit arose from the disposal of 6% of the group’s equity interest in the associate Tech Mahindra Limited.

[l]	In 2008, a tax credit of £154m was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28%, effective in 2009.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     97

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Finance expense and finance income

	2009	2008	2007
	£m	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[a,b]	777	629	623
Interest on finance leases[a]	25	31	44
Interest on other borrowings[a]	130	159	58
Unwinding of discount on provisions[a]	3	3	3
Fair value loss on derivatives not in a designated hedge relationship[e]	29	41	4
Interest on pension scheme liabilities	2,308	2,028	1,872

Total finance expense[c,d]	3,272	2,891	2,604

[a]	Calculated using the effective interest method unless otherwise stated below.

[b]	Includes a net charge of £25m (2008: £77m, 2007: £67m) relating to fair value movements on derivatives recycled from the cash flow reserve.

[c]	Includes a net charge of £39m (2008: net credit of £6m, 2007: net credit of £70m) relating to fair value movements arising on hedged items and a net credit of £39m (2008: net charge of £6m, 2007: net charge of £70m) relating to fair value movements arising on derivatives designated as fair value hedges.

[d]	Includes a net charge of £2,161m (2008: net charge of £373m, 2007: net credit of £420m) relating to foreign exchange movements on loans and borrowings and a net credit of £2,161m (2008: net credit of £373m, 2007: net charge of £420m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating this foreign exchange are in designated hedge relationships.

[e]	Includes a loss of £nil (2008: £2m, 2007: £nil) recycled from the cash flow reserve arising on de-designation of derivatives from a hedge relationship.

	2009	2008	2007
	£m	£m	£m

Finance income
Income from listed investments
Net gain on held for trading investments	–	–	6
Interest on available-for-sale investments	–	–	1

Other interest and similar income
Interest on held for trading investments	–	–	39
Interest on available-for-sale investments	14	25	16
Interest on loans and receivables	17	40	17
Other interest and similar income[a]	–	–	139

Expected return on pension scheme assets	2,621	2,448	2,292

Total finance income[b]	2,652	2,513	2,510

Net finance expense	620	378	94

[a]	2007 includes £139m relating to interest on settlement of open tax matters disclosed as a specific item (see note 4).

[b]	Includes a net charge of £nil (2008: £nil, 2007: £123m) relating to foreign exchange movements on investments and a net credit of £nil (2008: £nil, 2007: £123m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating this foreign exchange are in designated hedge relationships.
6. Dividends

	2009		2008		2007
	pence		pence		pence
	per share	£m	per share	£m	per share	£m

Final dividend paid in respect of the prior year	10.40	804	10.00	810	7.60	631
Interim dividend paid in respect of the current year	5.40	418	5.40	431	5.10	422

	15.80	1,222	15.40	1,241	12.70	1,053

The directors are proposing that a final dividend in respect of the year ended 31 March 2009 of 1.1p per share will be paid to shareholders on 7 September 2009, taking the full year proposed dividend in respect of the 2009 financial year to 6.5p (2008: 15.8p, 2007: 15.1p). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £85m (2008: £805m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 14 August 2009.
98     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Taxation
Analysis of taxation (credit) expense for the year

	2009	2008	2007
	£m	£m	£m

United Kingdom
Corporation tax at 28% (2008 and 2007: 30%)	–	214	256
Adjustments in respect of prior periods	(50)	18	(1,096)
Non UK taxation
Current	48	42	25
Adjustments in respect of prior periods	(10)	(88)	38

Total current tax (credit) expense	(12)	186	(777)

Deferred tax
Origination and reversal of temporary differences	(77)	78	367
Adjustments in respect of prior periods	36	(26)	42

Total deferred tax (credit) expense	(41)	52	409

Total taxation (credit) expense in the income statement	(53)	238	(368)

Factors affecting taxation (credit) expense
The taxation (credit) expense on the (loss) profit for the year differs from the amount computed by applying the corporation tax rate to the (loss) profit before taxation as a result of the following factors:

	2009		2008		2007
	£m	%	£m	%	£m	%

(Loss) profit before taxation	(134)		1,976		2,484

Notional taxation (credit) expense at UK rate of 28% (2008 and 2007: 30%)	(38)	28.0	592	30.0	745	30.0
Effects of:
Non deductible depreciation and amortisation	27	(20.0)	23	1.1	4	0.1
Non (taxable) deductible non UK (profits) losses	(24)	17.9	(7)	(0.3)	9	0.4
(Lower) higher taxes on non UK profits	(9)	6.7	7	0.3	11	0.4
Higher (lower) taxes on gain on disposal of non current investments and group undertakings	4	(2.9)	–	–	(2)	(0.1)
Other deferred tax assets not recognised	5	(3.7)	(13)	(0.6)	–	–
Associates and joint ventures	(21)	15.7	(2)	(0.1)	(5)	(0.2)
Adjustments in respect of prior periods	(24)	17.9	(56)	(2.8)	(78)	(3.2)
Tax credit in respect of settlement of open tax years	–	–	(40)	(2.0)	(938)	(37.8)
Re-measurements of deferred tax balances at 28%	–	–	(154)	(7.8)	–	–
Other	27	(20.0)	(112)	(5.8)	(114)	(4.5)

Total taxation (credit) expense and effective tax rate	(53)	39.6	238	12.0	(368)	(14.9)
Specific items	43		343		979

Total taxation (credit) expense before specific items and effective rate on profit before specific items	(10)	(4.2)	581	23.2	611	24.5

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     99

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Taxation continued
Tax on items taken directly to equity

	2009	2008	2007
	£m	£m	£m

Current tax credit on exchange differences	–	(1)	–
Deferred tax credit on exchange differences	(64)	–	–
Deferred tax expense relating to losses on cash flow hedges	164	29	62
Deferred tax (credit) expense on actuarial (loss) gain relating to retirement benefit obligations	(1,959)	804	424

Total taxation on items taken to statement of recognised income and expense	(1,859)	832	486
Current tax credit relating to share based payments	–	(17)	(12)
Deferred tax expense (credit) relating to share based payments	12	62	(70)

Total taxation on items taken directly to equity[a]	(1,847)	877	404

[a]	2008 includes a £50m expense arising from the re-measurement of deferred tax balances at 28%.
8. (Loss) earnings per share
Basic (loss) earnings per share is calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue after deducting the group’s shares held by employee share ownership trusts and treasury shares.
     In calculating the diluted (loss) earnings per share, share options outstanding and other potential ordinary shares have been taken into account where the impact of these is dilutive. Options over 158m shares (2008: 58m shares, 2007: 12m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.
     The weighted average number of shares in the years was:

	2009	2008	2007
	millions of	millions of	millions of
	shares	shares	shares

Basic	7,724	8,066	8,293
Dilutive ordinary shares from share options	5	106	123
Dilutive ordinary shares held in trust	42	51	63

Total diluted	7,771	8,223	8,479

(Loss) profit attributable to equity shareholders of the parent (£m)	(83)	1,737	2,850

Basic (loss) earnings per share (p)	(1.1)p	21.5p	34.4p
Diluted (loss) earnings per share (p)	(1.1)p	21.1p	33.6p

100     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. (Loss) earnings per share continued
Basic (loss) earnings per share before specific items, and the per share impact of individual specific items, is as follows:

	2009		2008		2007
	pence		pence		pence
	per share	£m	per share	£m	per share	£m

Per share impact of specific items:
Net loss on sale of group undertakings	(0.2)	(13)	(0.1)	(10)	–	(5)
Profit on sale of non current asset investments	–	–	–	–	–	2
BT Global Services restructuring charges
– Networks and products rationalisation	(2.4)	(183)	–	–	–	–
– People and property	(0.7)	(51)	–	–	–	–
– Intangible asset impairment	(0.6)	(46)	–	–	–	–
21CN asset impairment and related charges	(0.7)	(50)	–	–	–	–
Restructuring costs	(0.8)	(65)	(5.0)	(402)	–	–
Property rationalisation costs	–	–	–	–	(0.8)	(64)
Reassessment of carrying value of associate	0.5	36	–	–	–	–
Creation of Openreach and delivery of the Undertakings	–	–	(0.7)	(53)	(0.4)	(30)
Write off of circuit inventory and other working capital balances	–	–	(0.9)	(74)	(0.8)	(65)
Costs associated with settlement of open tax years	–	–	–	–	(0.1)	(10)
Interest on settlement of open tax years	–	–	–	–	1.7	139
Profit on disposal of associates and joint ventures	–	–	0.1	9	0.3	22
Tax credit in respect of settlement of open tax years	–	–	0.5	40	11.3	938
Tax credit on re-measurement of deferred tax	–	–	1.9	154	–	–
Tax credit on specific items	0.6	43	1.8	149	0.5	41

Basic (loss) earnings per share/(loss) profit for the year attributable to specific items[a]	(4.3)	(329)	(2.4)	(187)	11.7	968

Basic earnings per share/profit for the year before specific items[a]	3.2	246	23.9	1,924	22.7	1,882

Basic (loss) earnings per share/(loss) profit for the year[a]	(1.1)	(83)	21.5	1,737	34.4	2,850

Diluted (loss) earnings per share/(loss) profit for the year attributable to specific items[a]	(4.3)	(329)	(2.3)	(187)	11.4	968

Diluted earnings per share/profit for the year before specific items[a]	3.2	246	23.4	1,924	22.2	1,882

Diluted (loss) earnings per share/(loss) profit for the year[a]	(1.1)	(83)	21.1	1,737	33.6	2,850

[a]	The stated (loss) profit amounts are the component of the total (loss) profit which is attributable to equity shareholders excluding minority interests.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     101

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Cash and cash equivalents

	2009	2008
	£m	£m

Cash at bank and in hand	562	732

Cash equivalents
Available-for-sale
Listed	7	8
Loans and receivables
UK deposits	711	671
European deposits	5	24
US deposits	15	–

Total cash equivalents	738	703

Total cash and cash equivalents	1,300	1,435
Bank overdrafts	(185)	(261)

Cash and cash equivalents per the cash flow statement	1,115	1,174

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within overdrafts at 31 March 2009 were balances of £160m (2008: £256m) which had a legally enforceable right of set off against cash balances of £96m (2008: £112m). These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.
     The credit rating of counterparties with which cash equivalents were held is detailed in the table below.

	2009	2008
	£m	£m

Moody’s/S&P credit rating[a]
Aaa/AAA	90	40
Aa1/AA+	–	30
Aa2/AA	124	447
Aa3/AA–	271	181
A1/A+	251	3
A2/A	2	2

Total cash equivalents	738	703

[a]	Cash equivalent balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
Cash and cash equivalents are primarily fixed rate financial assets held for periods ranging from one day to three months.
102     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Net debt
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £160m (2008: £256m). Net debt is a non-GAAP measure since it is not defined in accordance with IFRS, but it is a key indicator used by management in order to assess operational performance and balance sheet strength.

	2009	2008
	£m	£m

Analysis of net debt
Loans and other borrowings (current and non current)	13,907	11,342
Less:
Cash and cash equivalents	(1,300)	(1,435)
Current asset investments	(163)	(440)

	12,444	9,467
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	(1,766)	241
To recognise borrowings at net proceeds adjusted to amortise discount and investments at the lower of cost and net realisable value	(317)	(248)

Net debt at 31 March	10,361	9,460

After allocating the element of the adjustments which impacts loans and other borrowings, as defined above, gross debt at 31 March 2009 was £11,663m (2008: £11,076m).

	2009	2008
	£m	£m

Reconciliation of movement in net debt
Net debt at 1 April	9,460	7,914
Increase in net debt resulting from cash flows	921	1,510
Net debt assumed or issued on acquisitions	(2)	35
Currency movements	(36)	(4)
Other non-cash movements	18	5

Net debt at 31 March	10,361	9,460

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     103

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Intangible assets

			Brands,
		Telecommunication	customer
		licences and	relationships	Computer
	Goodwill	other	and technology	software [a]	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2007	819	185	118	2,487	3,609
Additions	–	–	–	826	826
Acquisitions through business combinations[b]	320	6	68	2	396
Disposals and adjustments	(62)	36	62	(181)	(145)
Exchange differences	11	39	–	43	93

At 1 April 2008	1,088	266	248	3,177	4,779
Additions	–	–	–	839	839
Acquisitions through business combinations	131	–	46	1	178
Disposals and adjustments	1	(3)	20	(237)	(219)
Impairments[b]	–	–	(26)	(309)	(335)
Exchange differences	269	44	88	82	483

At 31 March 2009	1,489	307	376	3,553	5,725

Amortisation
At 1 April 2007		59	24	942	1,025
Charge for the year		12	43	424	479
Acquisitions through business combinations		2	–	2	4
Disposals and adjustments		31	–	(164)	(133)
Exchange differences		17	–	32	49

At 1 April 2008		121	67	1,236	1,424
Charge for the year		14	62	565	641
Acquisitions through business combinations		–	–	1	1
Disposals and adjustments		(1)	–	(234)	(235)
Exchange differences		22	24	60	106

At 31 March 2009		156	153	1,628	1,937

Carrying amount
At 31 March 2009	1,489	151	223	1,925	3,788

At 31 March 2008	1,088	145	181	1,941	3,355

[a]	Computer software includes additions in 2009 of £529m (2008: £720m) in respect of internally developed computer software.
[b]	Impairment charges of £335m were recognised in 2009, comprising BT Global Services restructuring charges of £81m, BT Global Services contract and financial review charges of £241m (see note 3) and £13m in relation to the review of the 21CN programme and associated voice strategy. All impairment losses were recognised in the income statement. The recoverable amount of the impaired assets is equal to their value in use.
Impairment tests of goodwill
The group performs an annual goodwill impairment test, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and the following business units within BT Retail: Consumer, BT Business, BT Ireland and Enterprises. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global	BT Retail
	Services	Consumer	BT Business	BT Ireland	Enterprises	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2007	691	57	–	16	55	819
Acquisitions through business combinations	273	13	34	–	–	320
Disposals and adjustments	(39)	(23)	–	–	–	(62)
Exchange differences	11	–	–	–	–	11

At 1 April 2008	936	47	34	16	55	1,088
Acquisitions through business combinations	37	10	10	–	74	131
Disposals and adjustments	1	–	–	–	–	1
Exchange differences	252	–	–	–	17	269

At 31 March 2009	1,226	57	44	16	146	1,489

104     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Intangible assets continued
The key assumptions used in performing the impairment test, by CGU, are shown below:

		BT Retail
	BT Global
	Services	Consumer	BT Business	BT Ireland	Enterprises

Method of determining recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Discount rate	11.1%	11.1%	11.1%	11.1%	11.1%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

Recoverable amount
The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the board covering a three year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA and operating cash flows, based on past experience and future expectations, for performance of the businesses. The forecast operating cash flows for BT Global Services include the benefits expected to arise from the revised operating model and the cash outflows associated with the restructuring charges. Cash flows beyond the five year period have been extrapolated using perpetuity growth rates.
Discount rate
The discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital, adjusted for the different risk profiles of the individual CGUs. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.
Growth rates
The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of the sector in which the CGU operates. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors. The growth rates used in 2009 are higher than those used in previous years and are more closely aligned to management’s assessment for each CGU’s long-term growth.
Sensitivities
For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.
     For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £850m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value:
▶	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of 0.0% or less;

▶	an increase in the discount rate from the 11.1% assumption applied to a revised assumption of 12.9% or more;

▶	a reduction in the projected operating cash flows across five years by 18% or more. A reduction in forecast operating cash flows could arise from the lower than anticipated realisation of cost savings from the revised operating model, particularly in the next two financial years.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     105

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. Property, plant and equipment

		Network		Assets in
	Land and	infrastructure		course of
	buildings [a,b]	equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2007	1,115	36,849	2,220	1,013	41,197
Additions	18	250	225	2,031	2,524
Acquisition through business combinations	12	237	35	–	284
Transfers	39	1,794	2	(1,835)	–
Disposals and adjustments	(5)	(409)	(371)	9	(776)
Exchange differences	30	396	83	22	531

At 1 April 2008	1,209	39,117	2,194	1,240	43,760
Additions	8	238	187	1,813	2,246
Acquisition through business combinations	1	3	6	–	10
Transfers	16	2,045	19	(2,080)	–
Disposals and adjustments	3	(373)	(169)	(71)	(610)
Impairments[d]	–	(121)	(8)	(18)	(147)
Exchange differences	58	652	149	26	885

At 31 March 2009	1,295	41,561	2,378	910	46,144

Accumulated depreciation
At 1 April 2007	426	24,233	1,577	–	26,236
Charge for the year	55	2,127	228	–	2,410
Acquisition through business combinations	5	167	26	–	198
Disposals and adjustments	(4)	(404)	(327)	–	(735)
Exchange differences	18	281	70	–	369

At 1 April 2008	500	26,404	1,574	–	28,478
Charge for the year	56	1,928	265	–	2,249
Acquisition through business combinations	1	3	4	–	8
Disposals and adjustments	4	(395)	(209)	–	(600)
Exchange differences	30	476	126	–	632

At 31 March 2009	591	28,416	1,760	–	30,767

Carrying amount
At 31 March 2009	704	13,145	618	910	15,377
Engineering stores	–	–	–	28	28

Total at 31 March 2009	704	13,145	618	938	15,405

At 31 March 2008	709	12,713	620	1,240	15,282
Engineering stores	–	–	–	25	25

Total at 31 March 2008	709	12,713	620	1,265	15,307

	2009	2008
	£m	£m

[a] The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	451	412
Long leases (over 50 years unexpired)	30	21
Short leases	223	276

Total land and buildings	704	709

[b]	The carrying amount of the group’s property, plant and equipment includes an amount of £216m (2008: £275m) in respect of assets held under finance leases, comprising land and buildings of £76m (2008: £80m) and network infrastructure and equipment of £140m (2008: £195m). The depreciation charge on those assets for 2009 was £49m (2008: £86m), comprising land and buildings of £3m (2008: £3m) and network infrastructure and equipment of £46m (2008: £83m).
[c]	Other mainly comprises motor vehicles and computers.
[d]	Impairment charges of £147m were recognised in 2009, comprising BT Global Services restructuring charges of £129m and £18m in relation to the review of the 21CN programme and associated voice strategy. All impairment losses were recognised in the income statement. The recoverable amount of the impaired assets is equal to their value in use.
106     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. Property, plant and equipment continued

	2009	2008
	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	23	33
Network infrastructure and equipment
Transmission equipment	1,067	1,117
Exchange equipment	44	83
Other network equipment	899	1,060
Other
Computers and office equipment	140	181
Motor vehicles and other	73	50

Total additions to property, plant and equipment	2,246	2,524
Increase (decrease) in engineering stores	3	(11)

Total additions	2,249	2,513

13. Investments

	2009	2008
	£m	£m

Non current assets
Available-for-sale	23	15
Loans and receivables	32	16

	55	31

Current assets
Available-for-sale	153	439
Loans and receivables	10	1

	163	440

The credit rating of counterparties with which current asset investments were held is detailed in the table below.

	2009	2008
	£m	£m

Moody’s/S&P credit rating[a]
Aaa/AAA	153	440
A1/A+	10	–

Total current asset investments	163	440

[a]	Current asset investment balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
The majority of current asset investments are held for periods ranging from one day to one year.
Available-for-sale
Available-for-sale current assets consist of floating rate liquidity fund deposits denominated in Sterling of £97m (2008: £335m), in Euros of £43m (2008: £81m) and in US dollars of £13m (2008: £23m), which are immediately accessible to the group to manage liquidity.
Loans and receivables
Loans and receivables mainly consist of fixed term loans denominated in Sterling with a fixed coupon.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     107

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. Associates and joint ventures

	2009			2008
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m

Non current assets	41	7	48	28	5	33
Current assets	168	4	172	129	4	133
Current liabilities	(86)	(2)	(88)	(78)	(3)	(81)

Share of net assets	123	9	132	79	6	85

Revenue	308	15	323	172	17	189
Expenses	(262)	(15)	(277)	(173)	(23)	(196)
Taxation	(7)	–	(7)	(4)	–	(4)

Share of post tax results before specific items	39	–	39	(5)	(6)	(11)
Specific items – reassessment of carrying value of associate (note 4)	36	–	36	–	–	–

Share of post tax results	75	–	75	(5)	(6)	(11)

	Associates	Joint ventures	Total
	£m	£m	£m

At 1 April 2007	61	6	67
Share of post tax loss	(5)	(6)	(11)
Dividends received	(1)	(1)	(2)
Acquisitions	12	–	12
Disposals	(1)	(1)	(2)
Exchange differences and other	13	8	21

At 1 April 2008	79	6	85
Share of post tax profit	75	–	75
Dividends received	(6)	–	(6)
Exchange differences and other	(25)	3	(22)

At 31 March 2009	123	9	132

At 31 March 2009, the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £153m (2008: £378m). Details of the group’s principal associate at 31 March 2009 are set out on page 141.
15. Trade and other receivables

	2009	2008
	£m	£m

Current
Trade receivables	1,966	1,853
Prepayments	825	981
Accrued income	1,135	1,340
Other receivables	259	275

	4,185	4,449

	2009	2008
	£m	£m

Non current
Other assets[a,b]	322	854

[a]	Other assets mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.
[b]	The decrease in Other assets in 2009 reflects the impact of the BT Global Services contract and financial review charges (see note 3).
108     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Trade and other receivables continued
Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2009	2008
	£m	£m

At 1 April	209	280
Amounts charged to the income statement	151	114
Utilised in the year	(139)	(211)
Acquisitions	4	7
Exchange differences	21	19

At 31 March	246	209

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.
Trade receivables are due as follows:

			Past due and not specifically impaired:
		Trade
		receivables
		specifically
		impaired net	Between 0	Between 3	Between 6	Over 12
	Not past due	of provision	and 3 months	and 6 months	and 12 months	months	Total
	£m	£m	£m	£m	£m	£m	£m

2009	1,263	1	474	90	65	73	1,966
2008	1,090	3	571	63	73	53	1,853

Gross trade receivables which have been specifically impaired amounted to £30m (2008: £68m)
     Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each segment is provided in note 1.

	2009	2008
Trade receivables not past due	£m	£m

BT Global Services	878	793
BT Retail	308	224
BT Wholesale	64	68
Openreach	3	–
Other	10	5

Total trade receivables not past due	1,263	1,090

	2009	2008
Accrued income	£m	£m

BT Global Services	635	797
BT Retail	274	309
BT Wholesale	195	176
Openreach	26	42
Other	5	16

Total accrued income	1,135	1,340

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £23m (2008: £29m).

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     109

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. Loans and other borrowings

	2009	2008
	£m	£m

Sterling 6.375% bonds June 2037[b]	521	521
US dollar 9.125% (2008: 9.125%) notes December 2030 (minimum 8.625%a)[b]	1,914	1,380
Sterling 5.75% bonds December 2028	608	608
Sterling 3.5% indexed linked notes April 2025	330	315
Sterling 8.625% bonds March 2020	298	298
US dollar 5.95% bonds January 2018[b]	777	563
Sterling 6.625% bonds June 2017[b]	524	524
Sterling 8.0% (2008: 8.0%) notes December 2016 (minimum 7.5%a)	713	712
Euro 6.5% bonds July 2015[b]	973	–
Euro 5.25% bonds June 2014[b]	723	622
Euro 5.25% bonds January 2013[b]	935	812
US dollar 5.15% bonds January 2013[b]	599	434
Euro 7.375% (2008: 7.375%) notes February 2011 (minimum 6.875%a)[b]	1,051	903
US dollar 8.625% (2008: 8.625%) notes December 2010 (minimum 8.125%a)[b]	2,074	1,496
US dollar 8.765% bonds August 2009[c]	149	110

Total listed bonds, debentures and notes	12,189	9,298

Finance leases	332	320

Commercial paper[b,d]	715	107
Sterling 6.35% bank loan due August 2012	312	312
Sterling 10.4% bank loan due September 2009	140	140
Sterling floating rate note 2008-2009 (average effective interest rate 4.2% (2008: 5.2%))	28	36
Sterling floating rate loan 2008-2009 (average effective interest rate in 2008: 6.7%)	–	402
Sterling floating rate loan 2008 (average effective interest rate in 2008: 6.3%)	–	351
Sterling floating rate loan 2008 (average effective interest rate in 2008: 6.4%)	–	100
Other loans 2008-2012	6	15
Bank overdrafts (of which £160m (2008: £256m) had a legally enforceable right of set off – see note 9)	185	261

Total other loans and borrowings	1,386	1,724

Total loans and other borrowings	13,907	11,342

[a]	The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table. On 31 March 2009, both Moody’s and S&P downgraded BT’s credit rating by one ratings category to Baa2 and BBB, respectively. At the next coupon date in the 2010 financial year, the rate payable on these bonds will therefore increase by 0.5 percentage points.
[b]	Hedged in a designated cash flow hedge.
[c]	Hedged in a designated cash flow and fair value hedge.
[d]	Commercial paper is denominated in Sterling of £209m (2008: £nil) and Euros of £506m (2008: £107m).
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
     The carrying values disclosed above reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowings’ hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2009 and 2008 were unsecured.

	2009			2008
		Effect of	Principal		Effect of	Principal
	Carrying	hedging	repayments at	Carrying	hedging and	repayments at
	amount	and interest [a]	hedged rates	amount	interest [a]	hedged rates
	£m	£m	£m	£m	£m	£m

Repayments fall due as follows:
Within one year, or on demand	1,542	(352)	1,190	1,524	(264)	1,260

Between one and two years	3,098	(551)	2,547	278	22	300
Between two and three years	10	–	10	2,363	157	2,520
Between three and four years	1,829	(380)	1,449	12	–	12
Between four and five years	14	–	14	1,536	(86)	1,450
After five years	7,412	(799)	6,613	5,626	164	5,790

Total due for repayment after more than one year	12,363	(1,730)	10,633	9,815	257	10,072

Total repayments	13,905	(2,082)	11,823	11,339	(7)	11,332
Fair value adjustments for hedged risk	2			3

Total loans and other borrowings	13,907			11,342

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.
110     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. Loans and other borrowings continued
As noted on page 110, the principal repayments of loans and borrowings at hedged rates amounted to £11,823m (2008: £11,332m). The table below reflects the currency risk and interest cash flow and fair value risk associated with these loans and borrowings after the impact of hedging.

	2009			2008
	Fixed rate	Floating rate		Fixed rate	Floating rate
	interest	interest	Total	interest	interest	Total
	£m	£m	£m	£m	£m	£m

Sterling	10,239	1,373	11,612	9,442	1,718	11,160
Euro	–	204	204	–	172	172
US dollar	–	2	2	–	–	–
Other	–	5	5	–	–	–

Total	10,239	1,584	11,823	9,442	1,890	11,332

Weighted average effective fixed interest rate Sterling	8.1%			8.2%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

	2009	2008	2009	2008
			Repayment of outstanding
	Minimum lease payments		lease obligations
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	32	35	14	19
In the second to fifth years inclusive	135	127	66	63
After five years	456	450	252	238

	623	612	332	320
Less: future finance charges	(291)	(292)	–	–

Total finance lease obligations	332	320	332	320

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.
17. Derivative financial instruments

		2009		2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	–	446	1	207
Other interest rate swaps	107	316	25	239
Cross currency swaps – cash flow hedge	2,541	1	340	605
Cross currency swaps – fair value hedge	18	–	–	20
Forward foreign exchange contracts – cash flow hedge	27	1	20	1
Other forward foreign exchange contracts	7	2	1	–
Credit default swaps	–	1	–	–

	2,700	767	387	1,072

Analysed as:
Current	244	340	77	267
Non current	2,456	427	310	805

	2,700	767	387	1,072

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     111

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Derivative financial instruments continued
The credit rating of counterparties with which derivative financial assets were held is detailed in the table below.

	2009	2008
	£m	£m

Moody’s/S&P credit rating[a]
Aa1/AA+	–	2
Aa2/AA	200	330
Aa3/AA–	650	–
A1/A+	1,030	–
A2/A	719	55
A3/A–	101	–

	2,700	387

[a]	Derivative financial instrument balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
In the 2009 financial year, derivative financial assets were held with 19 counterparties (2008: 13 counterparties). After applying the legal right of set off under the group’s International Swaps and Derivative Association (ISDA) documentation, the group had a net exposure to derivative counterparties of £2,282m (2008: £152m). Of this, 85% (2008: 100%) was with six counterparties (2008: five). Details of hedges in which the derivative financial instruments are utilised are disclosed in note 33.
18. Trade and other payables

	2009	2008
	£m	£m

Current
Trade payables	4,367	4,410
Other taxation and social security	489	548
Other payables	527	838
Accrued expenses	460	580
Deferred income	1,372	1,215

	7,215	7,591

	2009	2008
	£m	£m

Non current
Other payables	718	636
Deferred income	76	71

	794	707

Non current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.
112     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Provisions

	Property		Other
	provisions	[a]	provisions	[b]	Total
	£m		£m		£m

At 1 April 2008	210		136		346
Charged to the income statement	8		433		441
Unwind of discount	3		–		3
Utilised in the year	(49)		(41)		(90)
Exchange differences	–		20		20

At 31 March 2009	172		548		720

			2009		2008
			£m		£m

Analysed as:
Current			254		81
Non current			466		265

			720		346

[a]	Property provisions mainly comprise onerous lease provisions on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 23 years. Financial liabilities comprise £166m (2008: £127m) of this balance.
[b]	Other provisions includes:
–	Amounts provided in relation to networks and products rationalisation and people and property restructuring and rationalisation, following the 2009 BT Global Services operational review. The cash outflows associated with this provision are expected to occur over the next two years, the majority of which will be in 2010.
–	Amounts provided in relation to the BT Global Services contract and financial review (see note 3), which will be utilised as the obligations are settled, the timing of which is currently uncertain.
–	Amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and deliver the Undertakings, which will be utilised over two years.
–	Amounts provided for legal or constructive obligations arising from insurance claims and litigation, which will be utilised as the obligations are settled.
20. Deferred taxation

		Retirement
	Excess capital	benefit	Share based
	allowances	obligations	payments	Other	Total
	£m	£m	£m	£m	£m

At 1 April 2007	2,096	(117)	(128)	(285)	1,566
Charge to the income statement (excluding impact of change in tax rate)	10	121	11	64	206
Charge to equity (excluding impact of change in tax rate)	–	768	57	20	845
Impact of change in tax rate to 28%	(137)	6	9	18	(104)

At 31 March 2008	1,969	778	(51)	(183)	2,513

Deferred tax asset	–	–	–	–	–
Deferred tax liability	1,969	778	(51)	(183)	2,513

At 31 March 2008	1,969	778	(51)	(183)	2,513
(Credit) charge to the income statement	(158)	78	32	7	(41)
(Credit) charge to equity	–	(1,959)	12	100	(1,847)

At 31 March 2009	1,811	(1,103)	(7)	(76)	625

Deferred tax asset	–	(1,103)	–	–	(1,103)
Deferred tax liability	1,811	–	(7)	(76)	1,728

At 31 March 2009	1,811	(1,103)	(7)	(76)	625

At 31 March 2009, all of the deferred tax asset of £1,103m (2008: £nil) is expected to be recovered after more than one year. At 31 March 2009, all of the deferred tax liability of £1,728m (2008: £2,513m) is expected to be settled after more than one year.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     113

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. Deferred taxation continued
At 31 March 2009, the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £24.3bn (2008: £23.3bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2009	Expiry of
	£m	losses

Restricted losses:
Americas	271	2009-2029
Europe	1,875	2009-2024

Total restricted losses	2,146

Unrestricted losses:
Operating losses	3,410	No expiry
Capital losses	17,780	No expiry
Other	932	No expiry

Total unrestricted losses	22,122

Total	24,268

At the balance sheet date, the undistributed earnings of overseas subsidiaries was £10.1bn (2008: £10.6bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

21. Minority interests

	2009	2008
	£m	£m

At 1 April	23	34
Share of profits	2	1
Disposals	(9)	(23)
Minority share of dividend paid	(1)	–
Acquisitions through business combinations	3	8
Exchange differences	9	3

At 31 March	27	23

22. Reconciliation of movements in equity

	2009	2008	2007
	£m	£m	£m

Total equity at 1 April	5,432	4,272	1,607

(Loss) profit for the year	(83)	1,737	2,850
Dividends	(1,222)	(1,241)	(1,053)
Share based payments	33	55	71
Issue of shares	–	32	24
Net purchase of treasury shares	(63)	(1,529)	(284)
Exchange differences	683	210	(93)
Actuarial (losses) gains	(7,037)	2,621	1,409
Net fair value movements on cash flow hedges	570	163	163
Net fair value movements on available-for-sale assets	5	–	–
Tax on items taken directly to equity	1,847	(877)	(404)
Minority interests	4	(11)	(18)

Net movement in equity	(5,263)	1,160	2,665

Total equity at 31 March	169	5,432	4,272

114     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. Share capital

	Number	Share capital[a]	Share premium[b]
	of shares	£m	£m

At 1 April 2007	8,640,654,852	432	31
Arising on share issues	10,572,177	1	31
Cancelled[c]	(250,000,000)	(13)	–

At 1 April 2008	8,401,227,029	420	62
Cancelled[c]	(250,000,000)	(12)	–

At 31 March 2009	8,151,227,029	408	62

[a]	The authorised share capital of the company throughout 2009 and 2008 was £13,463m, representing 269,260,253,468 ordinary shares of 5p each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2009 was £408m (2008: £420m), representing 8,151,227,029 (2008: 8,401,227,029) ordinary shares of 5p each. Of the authorised but unissued share capital at 31 March 2009, nil ordinary shares (2008: 21m) were reserved to meet options granted under employee share option schemes.
[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution. The movement in share premium arose, in 2008, from shares issued in consideration for the acquisition of Net 2S SA (a company which changed its name to BT Services SA on 1 April 2009), and from the excess of proceeds received on the exercise of share options versus the cost of treasury shares issued to satisfy those exercises.
[c]	In 2009, the group cancelled 250,000,000 treasury shares (2008: 250,000,000) with a nominal value of £12m (2008: £13m).
24. Other reserves

	Treasury	Cash flow	Available-for-	Translation	Merger	Total other
	shares[a]	reserve[b]	sale reserve[c]	reserve[d]	reserve[e]	reserves
	£m	£m	£m	£m	£m	£m

At 1 April 2006	(600)	(78)	–	44	998	364
Exchange differences	–	–	–	(93)	–	(93)
Net purchase of treasury shares	(284)	–	–	–	–	(284)
Net fair value loss on cash flow hedges	–	(201)	–	–	–	(201)
Recognised in income and expense in the year	–	364	–	–	–	364
Tax on items taken directly to equity	–	(62)	–	–	–	(62)

At 1 April 2007	(884)	23	–	(49)	998	88
Exchange differences	–	–	–	210	–	210
Net purchase of treasury shares	(1,529)	–	–	–	–	(1,529)
Cancellation of treasury shares	570	–	–	–	–	570
Net fair value gain on cash flow hedges	–	446	–	–	–	446
Recognised in income and expense in the year	–	(294)	–	–	–	(294)
Reclassified and reported in non current assets	–	11	–	–	–	11
Tax on items taken directly to equity	–	(29)	–	–	–	(29)

At 1 April 2008	(1,843)	157	–	161	998	(527)
Exchange differences	–	–	–	683	–	683
Net purchase of treasury shares	(63)	–	–	–	–	(63)
Cancellation of treasury shares	797	–	–	–	–	797
Net fair value gain on cash flow hedges	–	2,719	–	–	–	2,719
Recognised in income and expense in the year	–	(2,144)	–	–	–	(2,144)
Reclassified and reported in non current assets	–	(5)	–	–	–	(5)
Gains on available-for-sale investments	–	–	5	–	–	5
Tax on items taken directly to equity	–	(164)	–	–	–	(164)

At 31 March 2009	(1,109)	563	5	844	998	1,301

[a]	The treasury shares reserve is used to hold BT Group plc shares purchased by the group. During 2009, the company repurchased 142,608,225 (2008: 539,657,691, 2007: 147,550,000) of its own shares of 5p each, representing 2% (2008: 6%, 2007: 2%) of the called-up share capital, for consideration (including transaction costs) of £189m (2008: £1,626m, 2007: £404m). In addition, 90,626,518 shares (2008: 53,250,144, 2007: 66,719,600) were issued from treasury to satisfy obligations under employee share schemes and executive share awards at a cost of £126m (2008: £97m, 2007: £120m), and 250,000,000 treasury shares (2008: 250,000,000, 2007: nil) were cancelled at a cost of £797m (2008: £570m, 2007: £nil). At 31 March 2009, 409,226,885 shares (2008: 607,285,178, 2007: 290,047,231) with an aggregate nominal value of £20m (2008: £30m, 2007: £19m) were held as treasury shares at cost.
[b]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
[c]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the year amounted to £5m (2008 and 2007: £nil).
[d]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
[e]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior parent company, British Telecommunications plc.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     115

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. Retained (loss) earnings

	2009	2008	2007
	£m	£m	£m

At 1 April	5,439	3,685	750
(Loss) profit for the year	(83)	1,737	2,850
Dividends	(1,222)	(1,241)	(1,053)
Share based payments	33	55	71
Actuarial (loss) gain	(7,037)	2,621	1,409
Cancellation of treasury shares	(797)	(570)	–
Tax on items taken directly to equity	2,011	(848)	(342)

At 31 March	(1,656)	5,439	3,685

26. Related party transactions
Amounts paid to the group’s retirement benefit plans are set out in note 29. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     Key management personnel are deemed to be the members of the Operating Committee. Of the seven (2008 and 2007: five) members of the Operating Committee, four (2008: four, 2007: five) were members of the Board. It is the Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2009	2008	2007
	£m	£m	£m

Salaries and short-term benefits	6.8	7.0	6.5
Termination benefits	2.4	–	–
Post employment benefits	2.3	1.0	1.4
Share based payments	3.6	5.0	3.2

	15.1	13.0	11.1

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on directors’ remuneration (pages 64 to 69), which forms part of the financial statements.
     During 2009, the group purchased services in the normal course of business and on an arm’s length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £296m (2008: £305m, 2007: £178m) and the amount outstanding and payable for services at 31 March 2009 was £89m (2008: £125m, 2007: £97m). In 2008, a cash payment of £55m was received from Tech Mahindra Limited, representing income of £28m and a prepayment of £27m.
116     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27. Financial commitments and contingent liabilities

	2009	2008
Capital expenditure contracted for at the balance sheet date but not yet incurred was as follows:	£m	£m

Property, plant and equipment	414	639
Software	37	101

Total	451	740

	2009	2008
Future minimum operating lease payments for the group were as follows:	£m	£m

Payable in the year ending 31 March:
2009	–	469
2010	484	453
2011	455	432
2012	430	408
2013	403	388
2014	377	365
Thereafter	5,855	6,227

Total future minimum operating lease payments	8,004	8,742

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 23 years (2008: 24 years) and rentals are fixed for an average of 23 years (2008: 24 years).
     At 31 March 2009, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum exposure is US$110m as at 31 March 2009 (2008: US$72m), approximately £77m (2008: £36m), although this could increase by a further US$399m (2008: US$402m), approximately £278m (2008: £202m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     The European Commission formally investigated the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether or not the Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed, but the company continues to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     117

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. Acquisitions

	BT Global Services	BT Retail	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m

Fair value of consideration	13	98	75	186
Less: fair value of net assets acquired	3	24	28	55

Goodwill arising	10	74	47	131

Consideration:
Cash	13	98	65	176
Deferred consideration	–	–	10	10

Total	13	98	75	186

The outflow of cash and cash equivalents is as follows:
Cash consideration	13	98	65	176
Less: cash acquired	1	3	5	9

	12	95	60	167

	BT Global Services
	Comsat
	International	Other	BT Retail	Total
Year ended 31 March 2008	£m	£m	£m	£m

Fair value of consideration	130	276	71	477
Less: fair value of net assets acquired	57	82	24	163

Goodwill arising	73	194	47	314

Consideration:
Cash	125	204	63	392
Deferred consideration	5	50	8	63
Equity shares issued	–	22	–	22

Total	130	276	71	477

The outflow of cash and cash equivalents is as follows:
Cash consideration	125	204	63	392
Less: cash acquired	3	17	3	23

	122	187	60	369

Year ended 31 March 2009
BT Global Services
On 31 July 2008 the group acquired 100% of Stemmer GmbH and SND GmbH which now form part of BT Global Services. The purchase consideration was £13m. The net assets acquired and the goodwill arising was as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Receivables	6	–	6
Cash and cash equivalents	1	–	1
Payables	(4)	–	(4)

Net assets acquired	3	–	3

Goodwill			10

Total consideration			13

The fair value adjustments relating to this acquisition were provisional at 31 March 2009 and will be finalised during the 2010 financial year. The goodwill comprises principally the assembled workforce and forecast synergies.
     From the date of acquisition, these acquisitions have contributed revenue of £26m and a net profit of £1m to the group’s results. If the acquisitions had occurred on 1 April 2008, the group’s revenue would have been higher by £10m and profit for the year would have been lower by £1m.
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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. Acquisitions continued
BT Retail
During the year, the group acquired 100% of the issued share capital of Wire One Holdings Inc (Wire One, acquired 31 May 2008) and Ufindus Ltd (Ufindus, acquired 9 July 2008) for a total consideration of £98m. These acquisitions now form part of the Enterprises cash generating unit. The combined net assets acquired in these transactions and the goodwill arising is as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	2	21	23
Property, plant and equipment	2	–	2
Receivables	20	(1)	19
Cash and cash equivalents	3	–	3
Payables	(22)	(1)	(23)

Net assets acquired	5	19	24

Goodwill			74

Total consideration			98

Intangible assets recognised in respect of these acquisitions comprise customer relationships, brand names and proprietary technology. Goodwill arising on these acquisitions principally relates to anticipated cost and revenue synergies and the assembled workforce.
     From the date of acquisition, these acquisitions have contributed revenue of £86m and a net profit of £10m to the group’s results. If the acquisitions had occurred on 1 April 2008, the group’s revenue would have been higher by £15m and profit for the year would have been higher by £1m.
Other
During the year, the group acquired 100% of the issued share capital of Moorhouse Consulting (Moorhouse, acquired 11 August 2008) and Ribbit Corporation (Ribbit, acquired 29 July 2008), for a total consideration of £75m including £10m of deferred, contingent consideration. These acquisitions now form part of BT Design, which is reported within ‘Other’. For the purposes of the goodwill impairment test the goodwill arising on these acquisitions has been assigned to the cash generating units expected to benefit from the synergies of the acquisitions. The combined net assets acquired in these transactions and the goodwill arising is as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	25	25
Receivables	2	–	2
Cash and cash equivalents	5	–	5
Payables	(4)	–	(4)

Net assets acquired	3	25	28

Goodwill			47

Total consideration			75

Intangible assets recognised in respect of these acquisitions comprise internally developed technology. The fair value adjustments relating to the acquisition of Ribbit were provisional at 31 March 2009 and will be finalised during the 2010 financial year. Goodwill arising on these acquisitions principally relates to cost savings and other synergies expected to be delivered post acquisition.
     From the date of acquisition, these acquisitions have contributed revenue of £7m and net loss of £7m to the group’s results. If the acquisitions had occurred on 1 April 2008, the group’s revenue would have been higher by £3m and profit for the year would have been lower by £1m.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     119

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. Acquisitions continued
Year ended 31 March 2008
BT Global Services
Comsat International
On 14 June 2007, the group acquired Comsat International Inc (Comsat International) through the purchase of 100% of the issued share capital of its parent company, CI Holding Corporation. The total purchase consideration was £130m, including £5m deferred, contingent consideration. The net assets acquired in the transaction and the goodwill arising are as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	11	11
Property, plant and equipment	70	1	71
Other non current assets	4	–	4
Receivables	31	–	31
Cash and cash equivalents	3	–	3
Payables	(58)	(5)	(63)

Net assets acquired	50	7	57

Goodwill			73

Total consideration			130

Intangible assets recognised in respect of Comsat International comprise customer relationships and a brand. Goodwill represents Comsat’s geographic presence and capabilities, as well as the assembled workforce. During 2009, the determination of fair values has been finalised. No adjustments have been made to the balances previously reported.
Other
During 2008, the group acquired a number of other subsidiary undertakings that now form part of BT Global Services. These acquisitions principally included Frontline Technologies Corporation Limited, i2i Enterprise Private Limited, Net 2S SA and I.NET SpA (I.NET). The total purchase consideration paid for these subsidiaries was £276m, including £50m deferred, contingent consideration. The group acquired 100% of each company, with the exception of Net 2S SA, where the group had acquired 91% of the issued share capital at 31 March 2008, and I.NET where the group increased its holding by 25% to 90% of the issued share capital in the year. An element of the purchase consideration for Net 2S SA was satisfied through the issue of shares in BT Group plc. A total of 10,572,177 shares were issued, with a fair value of £22m. The fair value of the shares issued was determined by reference to the BT Group plc share price on the date the shares were issued. In 2009, the group increased its holding in Net 2S SA to 98.9%. The combined net assets acquired in these transactions and the goodwill arising is as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	4	48	52
Property, plant and equipment	15	(4)	11
Associates and joint ventures	14	–	14
Receivables	112	(6)	106
Cash and cash equivalents	17	–	17
Payables	(130)	(1)	(131)
Minority interest	14	(1)	13

Net assets acquired	46	36	82

Goodwill			194

Total consideration			276

Intangible assets recognised in respect of these acquisitions comprise customer relationships, brands and proprietary technology. Goodwill principally represents the geographical presence and capabilities of the acquired companies, as well as the assembled workforce and anticipated synergies. During 2009, the determination of fair value in respect of these acquisitions has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group.
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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. Acquisitions continued
BT Retail
During 2008, the group acquired a number of smaller subsidiary undertakings that now form part of BT Retail. These acquisitions include principally, Lynx Technology Holdings Limited, Basilica Group Limited and Brightview plc. The total purchase consideration paid for these subsidiaries was £71m, including £8m deferred, contingent consideration. The group acquired 100% of each company. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	23	23
Property, plant and equipment	4	–	4
Receivables	22	(1)	21
Cash and cash equivalents	3	–	3
Payables	(25)	(2)	(27)

Net assets acquired	4	20	24

Goodwill			47

Total consideration			71

Intangible assets recognised in respect of these acquisitions comprise customer relationships and brand names. Goodwill arising on these acquisitions principally relates to anticipated cost and revenue synergies and the assembled workforce. During 2009, the determination of fair value in respect of these acquisitions has been finalised. No adjustments have been made to the balances previously reported.
29. Retirement benefit plans
Background
The group offers retirement benefit plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme. This scheme has been closed to new entrants since 31 March 2001 when it was replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). On 1 April 2009 BT set up the BT Retirement Saving Scheme, a contract based defined contribution arrangement to which BTRP members are being invited to transfer their accumulated assets. The total pension cost of the group for the year, included within staff costs, was £544m (2008: £626m, 2007: £643m). The total cost associated with the group’s defined benefit pension schemes was £459m (2008: £576m, 2007: £600m).
Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension cost for the year in respect of the group’s main defined contribution scheme was £47m (2008: £37m, 2007: £28m) and £4m (2008: £3m, 2007: £3m) of contributions were outstanding at 31 March 2009.
Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustees. Four trustee directors other than the Chairman are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.
Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at the bid market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the year in which they occur in the statement of recognised income and expense.

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
29. Retirement benefit plans continued
The financial assumptions used to measure the net pension obligation of the BTPS at 31 March 2009 are as follows:

	Real rates (per annum)					Nominal rates (per annum)
	2009	2008		2007		2009	2008		2007
	%	%		%		%	%		%

Rate used to discount liabilities	3.84	3.24		2.28		6.85	6.85		5.35
Average future increases in wages and salaries	–	0.75	[a]	0.75	[a]	2.90	4.28	[a]	3.77	[a]
Average increase in pensions in payment and deferred pensions	–	–		–		2.90	3.50		3.00
Inflation – average increase in retail price index	–	–		–		2.90	3.50		3.00

[a]	There is a short-term reduction in the real salary growth assumption to 0.5% for the first three years.
The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2009	2008
	Number of	Number of
	years	years

Male in lower pay bracket	24.8	22.8
Male in higher pay bracket	27.1	25.2
Female	27.7	25.7
Future improvement every 10 years	1.0	1.0

Amounts recognised in respect of defined benefit schemes
The net pension (obligation) asset is set out below:

	2009			2008
		Present			Present
		value	Asset		value	Asset
	Assets	of liabilities	(obligation)	Assets	of liabilities	(obligation)
	£m	£m	£m	£m	£m	£m

BTPS	29,227	(33,070)	(3,843)	37,331	(34,444)	2,887
Other schemes	126	(256)	(130)	117	(225)	(108)

	29,353	(33,326)	(3,973)	37,448	(34,669)	2,779
Deferred tax asset (liability)			1,103			(778)

Net pension (obligation) asset			(2,870)			2,001

Amounts recognised in the income statement in respect of the group’s pension schemes are as follows:

	2009	2008	2007
	£m	£m	£m

Current service cost (including defined contribution schemes)	544	626	643

Total operating charge	544	626	643
Expected return on pension scheme assets	(2,621)	(2,448)	(2,292)
Interest on pension scheme liabilities	2,308	2,028	1,872

Net finance income	(313)	(420)	(420)

Total amount charged to the income statement	231	206	223

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Retirement benefit plans continued
The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain. The benefits payable by the BTPS are expected to be paid as follows:
Forecast benefits payable by the BTPS at 31 March 2009
An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2009	2008	2007
	£m	£m	£m

Actuarial (loss) gain recognised in the year	(7,037)	2,621	1,409
Cumulative actuarial (losses) gains	(591)	6,446	3,825
Actual return on plan assets	(6,830)	(124)	3,285

Changes in the present value of the defined benefit pension obligation are as follows:

	2009	2008
	£m	£m

Opening defined benefit pension obligation	(34,669)	(38,779)
Current service cost	(459)	(576)
Interest cost	(2,308)	(2,028)
Contributions by employees	(18)	(19)
Actuarial gain	2,414	5,193
Business combinations	(4)	–
Benefits paid	1,741	1,559
Exchange differences	(23)	(19)

Closing defined benefit pension obligation	(33,326)	(34,669)

Changes in the fair value of plan assets are as follows:

	2009	2008
	£m	£m

Opening fair value of plan assets	37,448	38,390
Expected return	2,621	2,448
Actuarial loss	(9,451)	(2,572)
Regular contributions by employer	441	388
Deficiency contributions by employer	–	320
Contributions by employees	18	19
Benefits paid	(1,741)	(1,559)
Exchange differences	17	14

Closing fair value of plan assets	29,353	37,448

BT GROUP PLC ANNUAL REPORT & FORM 20-F     123

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
29. Retirement benefit plans continued
The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2009, the scheme’s assets did not include any ordinary shares of the company. At 31 March 2008, 10m ordinary shares of the company were included within the scheme’s assets, with a market value of £22m. The group occupies two properties owned by the BTPS scheme on which an annual rental of £0.1m is payable (2008: £0.1m).
     The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	2009				2008
	Expected				Expected
	long-term				long-term
	rate of return				rate of return
	(per annum)		Asset fair value	Target	(per annum)	Asset fair value		Target
	%	£bn	%	%	%	£bn	%	%

UK equities	8.5	3.2	11	11	8.5	6.2	17	23
Non-UK equities	8.5	5.9	20	22	8.5	10.5	28	28
Fixed-interest securities	5.9	6.6	22	20	5.7	7.1	19	15
Index-linked securities	4.0	4.4	15	15	4.6	3.6	10	10
Property	7.0	3.2	11	12	7.0	5.2	14	13
Alternative assets	7.0	5.2	18	20	7.2	2.9	8	11
Cash and other	3.5	0.8	3	–	5.0	1.8	4	–

	6.7	29.3	100	100	7.1	37.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and index-linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns. Alternative asset classes include commodities and hedge funds. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.
     The history of experience gains and losses are as follows:

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(33,326)	(34,669)	(38,779)	(38,187)	(34,435)
Fair value of plan assets	29,353	37,448	38,390	35,640	29,628

Net pension (obligation) asset	(3,973)	2,779	(389)	(2,547)	(4,807)
Experience adjustment on defined benefit obligation – (loss) gain	(238)	(22)	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.7%	0.1%	0.5%	1.4%	1.3%
Experience adjustment on plan assets – (loss) gain	(9,451)	(2,572)	993	4,855	1,664
Percentage of the plan assets	32.2%	6.9%	2.6%	13.6%	5.6%

The group expects to contribute approximately £775m to the BTPS in 2010, including deficiency contributions of £525m.
Sensitivity analysis of the principal assumptions used to measure BTPS scheme liabilities
The assumed discount rate, mortality rates and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation to changes in these assumptions:

Impact on liability
Decrease/
(increase)
£bn

0.25 percentage point increase to:
– discount rate	1.2
– salary increases	(0.3)
Additional 1 year increase to life expectancy	(1.3)

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Retirement benefit plans continued
Funding valuation and future funding obligations
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is performed at 31 December as this is the financial year end of the BTPS.
   The valuation basis for funding purposes is broadly as follows:
–	scheme assets are valued at market value at the valuation date; and

–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.
The triennial funding valuation as at 31 December 2008 has reached an advanced stage of completion. As the parties are at an advanced stage compared to other scheme valuations and given the uncertain market conditions, the Pensions Regulator has indicated it wishes to discuss with the Trustee and BT the underlying assumptions and basis of the valuation. The Pensions Regulator has requested that the valuation and assumptions are not finalised or disclosed in advance of the completion of those discussions. BT, the Trustee and the Pensions Regulator are keen to complete this as soon as practicable.
     BT and the Trustee agreed in May 2009 that deficit contributions of £525m per annum will be made in cash or in specie over the next three years. This agreement has been approved by the Pensions Regulator.
     The last two triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)			Nominal rates (per annum)
	2005	2002		2005	2002
	valuation	valuation		valuation	valuation
	%	%		%	%

Discount rate
Pre retirement liabilities	3.06			5.84
Post retirement liabilities	1.79			4.54
Return on existing assets, relative to market values		4.52			7.13
(after allowing for an annual increase in dividends of)		1.00			3.53
Return on future investments		4.00			6.60
Average increase in retail price index	–	–		2.70	2.50
Average future increases in wages and salaries	0.75	1.5	[a]	3.47	4.04	[a]
Average increase in pensions	–	–		2.70	2.50

[a]	There is a short-term reduction in the real salary growth assumption to 1.25% for the first three years.
At 31 December 2005, the assets of the BTPS had a market value of £34.4bn (2002: £22.8bn) and were sufficient to cover 90.9% (2002: 91.6%) of the benefits accrued by that date. This represented a funding deficit of £3.4bn compared with £2.1bn at 31 December 2002. The funding valuation uses conservative assumptions. The market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid in the three years ended 31 December 2005. However, the deficit had not improved by the same amount as the assets because the liabilities included longer life expectancy assumptions and used a lower discount rate.
     Under the 2005 valuation the ordinary contributions rate was 19.5% of pensionable salaries (including employee contributions of 6%) and deficit contributions were £280m per annum. In 2009, the group made regular contributions of £433m (2008: £380m). No deficit contributions were made in 2009 as they had been paid in advance during 2008. We expect the regular contribution rate to reduce as a result of the implementation of the future benefit changes, following the UK pensions review, with effect from 1 April 2009.
     The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that as at 31 December 2005, the assets of the scheme would have been sufficient to provide around 70% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. This applies, on a winding up of the group, to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
     Under the terms of the trust deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     125

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Employees

	2009		2008		2007
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group[a]:
UK	86.5	89.5	91.3	93.0	92.8	92.4
Non UK	20.5	21.1	20.6	15.5	13.4	12.8

Total employees	107.0	110.6	111.9	108.5	106.2	105.2

	2009		2008		2007[a]
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group[a]:
BT Global Services	31.4	31.8	33.1	30.3	29.6	28.9
BT Retail	20.4	21.0	21.1	20.7	20.3	20.3
BT Wholesale	2.4	2.5	2.9	3.1	3.4	3.7
Openreach	32.2	33.1	33.6	33.8	33.3	32.1
Other	20.6	22.2	21.2	20.6	19.6	20.2

Total employees	107.0	110.6	111.9	108.5	106.2	105.2

[a]	The numbers disclosed include both full and part time employees.
31. Share based payments
The total charge recognised in 2009 in respect of share based payments was £31m (2008: £73m, 2007: £93m).
     The company has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

	2009	2008	2007
	£m	£m	£m

Employee Sharesave Plan	(3)	29	25
Allshare	2	2	26
Employee Stock Purchase Plan	–	1	1
Incentive Share Plan	18	26	18
Deferred Bonus Plan	12	12	13
Retention Share Plan	2	3	3
GSOP and GLOP	–	–	7

	31	73	93

Share Options
BT Group Employee Sharesave plans
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.
Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price which is 85% of the fair market price of an ADS at the end of each quarterly purchase period. The sixth offer under the ESPP was cancelled in December 2008 as the market price of an ADS had been lower than the Initial Base Option Price for three consecutive quarters. The seventh offer under the ESPP which does not base the purchase price on the Initial Base Option Price, was launched in December 2008.
     From 1 April 2008 to 31 March 2009, nil shares were transferred to participants out of treasury shares under the ESPP (from 15 May 2007 to 31 March 2008 1,596,480 shares (159,648 ADSs) were transferred to participants out of treasury shares under the ESPP).
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31. Share based payments continued
The following are legacy option plans which are no longer operated by the group.
BT Group Global Share Option Plan (GSOP)
The options granted in previous years were exercisable on the third anniversary of the date of grant, subject to continued employment and meeting corporate performance targets. Options must be exercised within ten years of the grant date.
BT Group Legacy Option Plan (GLOP)
On the demerger of 02, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan. The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of 02 in November 2001, and is therefore outside the scope of IFRS 2. The options were exercisable subject to continued employment and meeting corporate performance targets. Options must be exercised within ten years of the original grant date.
Share Plans
Incentive Share Plan, Retention Share Plan and Deferred Bonus Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a comparator group of companies from the European Telecom Sector at the beginning of the relevant performance period.
     Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
     Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
     In accordance with the terms of the ISP, RSP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan that has been in operation since December 2001. It allows BT employees to buy shares with contributions of up to £1,500 per tax year out of gross pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (allshare). During 2009, 10.7m directshare shares (2008: 5.4m directshare shares), were purchased by the Trustee of the ESIP on behalf of 20,384 (2008: 19,603) employees at a total cost of £16.4m (2008: £15.8m). A further 3.3m shares (2008: 1.4m shares) were purchased by the Trustee by dividend reinvestment on behalf of 21,782 (2008: 22,136) allshare and directshare employee participants. At 31 March 2009, 75.9m shares (2008: 72.2m shares) were held in trust on behalf of 76,678 participants (2008: 81,560).
     In 2008, allshare was replaced by free BT Total Broadband Option 3 for all BT employees in the UK. Employees outside the UK continue to receive awards of shares where practicable, otherwise they will receive awards equivalent to the value of free shares.
Share option plans
Activity relating to share options during 2009, 2008 and 2007 is shown below.

	Employee Sharesave			GSOP and GLOP
	2009	2008	2007	2009	2008	2007
Movement in the number of share options:	millions	millions	millions	millions	millions	millions

Outstanding at the beginning of the year	281	272	279	46	103	187
Granted	339	54	49	–	–	–
Forfeited	(390)	(15)	(12)	(3)	(10)	(9)
Exercised	(80)	(28)	(42)	(1)	(14)	(20)
Expired	(14)	(2)	(2)	–	(33)	(55)

Outstanding at the end of the year	136	281	272	42	46	103

Exercisable at the end of the year	1	2	2	42	46	48

Weighted average exercise price:

Outstanding at the beginning of the year	180p	165p	166p	257p	227p	213p
Granted	135p	269p	185p	–	–	–
Forfeited	153p	208p	176p	199p	251p	222p
Exercised	155p	188p	199p	196p	198p	203p
Expired	178p	179p	179p	–	199p	189p

Outstanding at the end of the year	160p	180p	165p	256p	257p	227p

Exercisable at the end of the year	195p	158p	210p	256p	257p	261p

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Share based payments continued
During 2009, the increase in the number of Sharesave option forfeitures reflects the impact of an additional UK Sharesave grant with exercise prices of 111p and 124p, being lower than other unvested Sharesave options. These options were granted in January 2009. A further UK Sharesave was subsequently launched in March 2009, and options were granted in April 2009 at exercise prices of 61p and 68p. This also increased the number of forfeitures towards the end of 2009.
     The weighted average share price for options exercised during the year was 180p (2008: 293p, 2007: 265p). The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2009, together with their exercise prices and dates:

		Number of	Number of
	Exercise	outstanding	exercisable
	price	options	options
Normal dates of vesting and exercise (based on calendar years)	per share	millions	millions

BT Group Employee Sharesave Plans
2008	154p–192p	1	1
2009	146p–231p	46	–
2010	171p–294p	18	–
2011	137p–208p	16	–
2012	124p–262p	19	–
2013	185p	11	–
2014	111p	25	–

Total		136	1

BT Group Legacy Option Plan
2001-2011	318p–648p	9	9

Total		9	9

BT Group Global Share Option Plan
2004-2014	176p–199.5p	25	25
2005-2015	179p–263p	8	8

Total		33	33

Total options		178	43

The options outstanding under all share option plans at 31 March 2009, have weighted average remaining contractual lives as follows:

	Employee Sharesave				GSOP and GLOP
	Weighted	Number of	Weighted		Weighted	Number of	Weighted
	average	outstanding	average		average	outstanding	average
Range of exercise	exercise	options	contractual	Range of exercise	exercise	options	contractual
prices	price	millions	remaining life	prices	price	millions	remaining life

100p – 199p	140p	117	32 months	150p–317p	198p	33	65 months
200p – 300p	231p	19	32 months	318p–650p	479p	9	20 months

Total		136				42

Executive share plans
Movements in executive share plans during 2009 are shown below:

	Millions of shares
	ISP	DBP	RSP	Total

At 1 April 2008	66.4	12.4	2.6	81.4
Awards granted	30.9	7.1	0.2	38.2
Awards vested	(5.3)	(4.2)	(1.4)	(10.9)
Awards lapsed	(24.6)	(1.4)	(0.1)	(26.1)
Dividend shares reinvested	7.8	1.6	0.2	9.6

At 31 March 2009	75.2	15.5	1.5	92.2

At 31 March 2009, 1.3m shares (2008: 2.1m) were held in trust and 90.9m shares (2008: 79.3m) were held in treasury for executive share plans.
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31. Share based payments continued
Fair value
The following table summarises the fair values and key assumptions used for grants made under the Employee Sharesave plans and ISP in 2009, 2008 and 2007.

	2009		2008		2007
	Employee		Employee		Employee
	Sharesave	ISP	Sharesave	ISP	Sharesave	ISP

Weighted average fair value	27p	47p	71p	182p	43p	127p
Weighted average share price	152p	199p	329p	306p	229p	230p
Weighted average exercise price	135p	–	269p	–	185p	–
Expected dividend yield	4.6%–6.4%	4.9%	5.5%	5.5%	5.5%	5.5%
Risk free rates	2.1%–5.5%	5.2%	5.8%	5.8%	5.0%	5.0%
Expected volatility	20.7%–28.4%	23.3%	22.0%	18.0%	17.0%	17.0%

Employee Sharesave grants, under the BT Group Employee Sharesave and the BT Group International Employee Sharesave option plans, are valued using a binomial option pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
     Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
     The fair values for the RSP and DBP were determined using the middle market share price three days prior to the date of grant. The weighted average share price for RSP awards granted in 2009 was 151p (2008: 310p, 2007: 267p). The weighted average share price for DBP awards granted in 2009 was 203p (2008: 319p, 2007: 232p).
32. Audit and non-audit services
The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2009.

	2009	2008	2007
	£000	£000	£000

Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated accounts	2,831	2,990	3,100
Non-audit services
Fees payable to the company’s auditor and its associates for other services:
– The audit of the company’s subsidiaries pursuant to legislation	4,675	3,848	3,518
– Other services pursuant to legislation	1,211	1,590	1,212
– Tax services	1,247	727	763
– Services relating to corporate finance transactions	32	549	748
– All other services	887	527	23

	10,883	10,231	9,364

‘Audit Services’ represents fees payable for services in relation to the audit of the parent company and the consolidated accounts and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
     ‘The audit of the company’s subsidiaries pursuant to legislation’ represents fees payable for services in relation to the audit of the financial statements of subsidiary companies. The increase in 2009 includes the adverse impact of foreign exchange movements and an increase in relation to newly-acquired subsidiaries.
     ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
     ‘Tax Services’ represents fees payable for tax compliance and advisory services.
     ‘Services relating to corporate finance transactions’ represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     ‘All other services’ represents fees payable for non-regulatory reporting on internal controls and other advice on accounting or financial matters.
     The audit fee of the company was £41,000 (2008: £40,000, 2007: £38,600).
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company.

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term and short-term borrowing, mainly using commercial paper supported by committed borrowing facilities. The group borrows in the major long-term bond markets in major currencies and typically, but not exclusively, these markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts. The group also uses financial instruments to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The financial instruments used comprise forward currency contracts. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising with financial institutions. The centralised treasury operation also manages the group’s market risk exposures, including risks arising from volatility in currency and interest rates. The centralised treasury operation acts as a central bank to members of the group providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The Board has delegated its authority to operate these polices to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director. The key policies defined by the Board are highlighted in each of the sections below.
     The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
     There has been no change in the nature of the group’s risk profile between 31 March 2009 and the date of these financial statements.
Interest rate risk management
The group has interest bearing financial assets and financial liabilities which may expose the group to either cash flow or fair value volatility. The group’s policy, as prescribed by the Board, is to ensure that at least 70% of net debt is at fixed rates. Short-term interest rate management is delegated to the centralised treasury operation whilst long-term interest rate management decisions requires further approval from the Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the Board.
     In order to manage this profile, the group has entered into swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under cross currency swaps, the group agrees with other parties to exchange, at specified intervals, US dollar and Euro fixed rates into either fixed or floating Sterling interest amounts calculated by reference to an agreed notional principal amount. Under Sterling interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate Sterling interest amounts calculated by reference to an agreed notional principal amount. The group primarily uses a combination of these derivatives to fix its interest rates.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2009 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
     At 31 March 2009, the group’s fixed:floating interest rate profile, after hedging, on net debt was 99:1 (2008: 100:0).
     The group is exposed to income statement and shareholders’ equity volatility arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase (2008: 100 basis point increase) in interest rates and parallel shift in yield curves across Sterling, US dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis. All adjustments to interest rates for the impacted financial instruments are assumed to take effect from the respective balance sheet date.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships and on variable rate borrowings and investments which are largely influenced by Sterling interest rates. Trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of net debt at 31 March 2009, a 100 basis point increase (2008: 100 basis point increase) in Sterling interest rates would decrease the group’s annual net finance expense by approximately £5m (2008: £5m).
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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. Financial instruments and risk management continued
The group’s main IFRS 7 defined exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase (2008: 100 basis point increase) in interest rates in each of the currencies would impact equity, pre tax, as follows:

	2009	2008
	£m	£m
	Charge	Charge
	(credit)	(credit)

Sterling interest rates	550	470
US dollar interest rates	(538)	(347)
Euro interest rates	(149)	(91)

The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group credit rating were downgraded below A3 in the case of Moody’s or below A– in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In March 2009, both Moody’s and S&P downgraded BT’s credit rating to Baa2 and BBB, respectively. Prior to this financial year, S&P downgraded BT’s credit rating to BBB plus in July 2006 and Moody’s downgraded BT’s credit rating to Baa1 in May 2001. Based on the total debt of £5.8bn outstanding on these instruments at 31 March 2009, BT’s annual finance expense would increase by approximately £28m if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa2/BBB. If BT’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £28m.
Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates. The Board policy for foreign exchange risk management defines the types of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the centralised treasury operation whilst long-term foreign exchange management decisions requires further approval from the Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the Board. The policy delegates authority to the Director Treasury, Tax and Risk Management to take positions of up to £100m and for the Group Finance Director to take positions of up to £1bn.
     A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £9.9bn at 31 March 2009 (2008: £6.6bn), are used to finance its operations and have been predominantly swapped into Sterling using cross currency swaps. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.
     After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening in Sterling against other currencies would result in a credit of approximately £20m in 2009 (2008: approximately £20m).
     The group’s main exposure to foreign exchange volatility within shareholders equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity would be insignificant in both 2009 and 2008.
     Outstanding cross currency swaps at 31 March 2009 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
Credit risk management
The group’s exposure to credit risk arises from financial assets transacted by the centralised treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the Board defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term investments. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the Board. Management review significant utilisations on a regular basis to determine the adjustments required, if any, and actively manage any exposures which may arise. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible the group will seek a combination of a legal right of set off and net settlement. The group also seeks collateral or other security where it is considered necessary. During the 2009 financial year, the centralised treasury operation tightened the credit limits applied when investing with counterparties in response to market conditions and continued to monitor their credit quality and actively managed any exposures which arose.

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FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. Financial instruments and risk management continued
The maximum credit risk exposure of the group’s financial assets at 31 March 2009 and 31 March 2008 was as follows:

	2009	2008
	£m	£m

Derivative financial assets	2,700	387
Investments	218	471
Trade and other receivables[a]	3,101	3,193
Cash and cash equivalents	1,300	1,435

Total	7,319	5,486

[a]	The carrying amount excludes £1,084m (2008: £1,256m) of current and £322m (2008: £854m) of non current trade and other receivables which relate to non-financial assets.
Note 17 discloses the credit concentration and credit quality of derivative financial assets. After applying a legal right of set off under the group’s International Swaps and Derivative Association (ISDA) documentation, the group had a net exposure to derivative counterparties of £2,282m. Of this, 85% was with six counterparties. The majority of these derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2009, a 100 basis point increase in yield curves across each of the ratings categories within which these derivative financial assets are classified would reduce their carrying values and impact equity, pre-tax, as follows:

Impact of 100 basis
point increase
£m

Moody’s/S&P credit rating
Aa2/AA	(18)
Aa3/AA–	(21)
A1/A+	(92)
A2/A	(146)
A3/A–	—

(277)

The credit quality of other treasury related financial assets is provided in notes 9 and 13.
     The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate, taking into consideration the customer’s exposure to the group, by applying processes which include netting and off-setting, and requesting securities such as deposits, guarantees and letters of credit. The group has taken proactive steps to minimise the impact of adverse market conditions on trading related financial assets. The concentration of credit risk for trading balances of the group is provided in note 15 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.
Liquidity risk management
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On at least an annual basis the Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters of the policies set by the Board. The group’s capital management policy is to target a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet.
     The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. The Board reviews forecasts, including cash flow forecasts, on a quarterly basis. The centralised treasury operation reviews cash flows more frequently to assess the short and medium-term requirements. These assessments ensure the group responds to possible future cash constraints in a timely manner. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Requests from group companies for operating finance are met whenever possible from central resources.

	2009	2008	2007
	£m	£m	£m

Net debt (note 10)	10,361	9,460	7,914

During 2009, the group’s net debt increased from £9.5bn to £10.4bn primarily driven by lower free cash flow being exceeded by dividend and share buy back payments. During 2009, debt amounting to £0.9bn matured consisting of Sterling floating rate notes. This was offset by new issuances of £1.5bn mainly consisting of a €1bn bond at 6.5% repayable in 2015, which was swapped into £0.8bn at an average annualised Sterling interest rate of 7.7%, and commercial paper. In addition, investments of £0.3bn matured. During 2008, the group’s net debt increased from £7.9bn to £9.5bn primarily driven by the group’s share buy back programme. During 2008, debt amounting to £1.9bn matured consisting of 2007 US dollar 7% notes, finance leases and commercial paper. This was more than offset by new issuances of £3.9bn mainly consisting of issuances through the group’s European Medium Term Note and US Shelf programmes with maturities ranging between 2013 and 2037 and bank loans (see note 16).
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33. Financial instruments and risk management continued
The group has a European Medium Term Note programme and a US Shelf registration in place of which €3.9bn and $6.9bn, respectively, have been utilised. During the 2009 and 2008 financial years the group issued commercial paper and held cash, cash equivalents and current asset investments in order to manage short-term liquidity requirements. At 31 March 2009, the group had an undrawn committed borrowing facility of up to £1,500m (2008: £1,500m). The facility is available for the period to January 2013. The group had an additional undrawn committed borrowing facility of £900m (2008: £935m), of which £800m (2008: £835m) was agreed in the 2009 financial year, with a further £100m being agreed after the balance sheet date in both 2009 and 2008. This facility is for a term of 364 days from March 2009 with a one-year term out.
     Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The group has no significant debt maturities until December 2010. At 31 March 2009, the group’s credit rating was BBB with a stable outlook with Standard and Poor’s, and Baa2 with negative outlook with Moody’s (2008: BBB+/Baa1, both with stable outlook). After the balance sheet date, Fitch changed the group’s credit rating to BBB with a stable outlook (2008: BBB+ with a stable outlook).
     The group’s remaining contractually agreed cash flows, including interest, associated with financial liabilities based on undiscounted cash flows are as follows:

		Within one	Between	Between	Between	Between
	Carrying	year, or on	one and	two and	three and	four and	After
	amount	demand	two years	three years	four years	five years	five years
Outflow (inflow)[d]	£m	£m	£m	£m	£m	£m	£m

2009
Loans and borrowings	13,907
Principal		1,227	3,098	10	1,829	14	7,412
Interest		906	900	649	650	550	5,333
Trade and other payables[a]	5,354	5,354	–	–	–	–	–
Provisions[b]	166	59	17	15	13	8	119
Derivative financial instrument liabilities analysed based on earliest payment date[c]
Net settled	762	244	338	28	50	19	30
Gross settled	5
Outflow		414	113	–	–	–	–
Inflow		(409)	(113)	–	–	–	–

Total		7,795	4,353	702	2,542	591	12,894

Derivative financial instrument liabilities analysed based on holding instrument to maturity
Net settled	762	117	117	60	60	60	634
Gross settled	5
Outflow		414	113	–	–	–	–
Inflow		(409)	(113)	–	–	–	–

2008
Loans and borrowings	11,342
Principal		1,278	274	2,362	13	1,537	5,646
Interest		743	696	659	478	480	4,700
Trade and other payables[a]	5,828	5,828	–	–	–	–	–
Provisions[b]	127	31	25	16	14	13	66
Derivative financial instrument liabilities analysed based on earliest payment date[c]
Net settled	446	18	101	158	19	40	47
Gross settled	626
Outflow		480	526	1,701	86	211	351
Inflow		(393)	(337)	(1,318)	(47)	(147)	(327)

Total		7,985	1,285	3,578	563	2,134	10,483

Derivative financial instrument liabilities analysed based on holding instrument to maturity
Net settled	446	18	18	18	20	20	66
Gross settled	626
Outflow		480	482	2,107	177	305	4,619
Inflow		(393)	(365)	(1,715)	(137)	(263)	(3,756)

[a]	The carrying amount excludes £1,861m (2008: £1,763m) of current and £794m (2008: £707m) of non current trade and other payables which relate to non-financial liabilities.
[b]	The carrying amount excludes £195m (2008: £50m) of current and £359m (2008: £169m) of non current provisions which relate to non-financial liabilities.
[c]	Certain derivative financial instrument liabilities contain break clauses which, if exercised, require settlement of the derivative.
[d]	Foreign currency related cash flows were translated at the closing rate as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     133

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. Financial instruments and risk management continued
Price risk management
The group has limited exposure to price risk.
Hedging activities
The group had outstanding hedging activities as at 31 March 2009 as follows:

				Derivative fair value
			Notional			Remaining term	Weighted average	Period over
			principal	Asset	Liability	of hedging	interest rate on	which forecast
Hedged item	Hedging instruments	Hedge type	£m	£m	£m	instruments	hedging instruments	transaction arises

Euro and US dollar	Interest rate swaps	Cash flow	2,913	–	446	2 to 22 years	Sterling receivable at 3.0%
denominated borrowings[a]							Sterling payable at 5.9%
	Cross currency swaps	Cash flow and fair value	7,227	2,559	1	5 months to 22 years	Euro receivable at 6.0%
							US dollar receivable at 7.7%
							Sterling payable at 7.2%

Euro and US dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	223	9	–	3 to 5 months rolling basis		22 years

Euro and US dollar commercial paper[a]	Forward currency contracts	Cash flow	490	17	–	Less than 3 months rolling basis

Purchase of US dollar denominated fixed assets	Forward currency contracts	Cash flow	48	–	1	Less than 1 month		4 years

Euro deferred consideration on acquisition	Forward currency contracts	Cash flow	50	1	–	Less than 5 months

[a] See note 16.
The group had outstanding hedging activities as at 31 March 2008 as follows:

				Derivative fair value
			Notional			Remaining term	Weighted average	Period over
			principal	Asset	Liability	of hedging	interest rate on	which forecast
Hedged item	Hedging instruments	Hedge type	£m	£m	£m	instruments	hedging instruments	transaction arises

Euro and US dollar	Interest rate swaps	Cash flow	2,913	1	207	3 to 23 years	Sterling receivable at 6.1%
denominated borrowings[a]							Sterling payable at 5.9%
	Cross currency swaps	Cash flow and fair value	6,433	340	625	1 to 23 years	Euro receivable at 5.9% US dollar receivable at 7.7% Sterling payable at 8.6%

Euro and US dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	182	6	–	3 to 5 months rolling basis		23 years

Euro and US dollar commercial paper[a]	Forward currency contracts	Cash flow	95	14	–	Less than 5 months rolling basis

Purchase of US dollar denominated fixed assets	Forward currency contracts	Cash flow	115	–	1	Less than 1 month		5 years

[a]	See note 16.
Other derivatives
At 31 March 2009, the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £533m for purchases of currency (2008: £295m) and had a maturity period of under nine months (2008: under nine months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9bn (2008: £1.9bn) and mature between 2014 and 2030 (2008: 2014 and 2030). The interest receivable under these swap contracts is at a weighted average rate of 6% (2008: 6.9%) and interest payable is at a weighted average rate of 7.6% (2008: 8.5%). The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements. The group entered into credit default swap contracts to economically hedge part of its US dollar denominated derivative financial assets. These contracts had a notional principal of $90m (2008: $nil) and mature within one year. The group entered into a low cost borrowing structure during the 2008 financial year which was marginally earnings positive after tax. The structure included a forward currency contract for the sale of currency with a notional principal of £512m which had matured by 31 March 2008 realising a loss of £26m.
134     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. Financial instruments and risk management continued
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to their fair value on the balance sheet at 31 March 2009 and 2008. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value
	2009	2008	2009	2008
	£m	£m	£m	£m

Financial liabilities:
Listed bonds, debentures and notes	12,189	9,298	11,384	9,436
Finance leases	332	320	366	347
Other loans and borrowings	1,386	1,724	1,338	1,690

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     135

FINANCIAL STATEMENTS
GLOSSARY OF TERMS AND US EQUIVALENTS

Term used in UK Annual Report	US equivalent or definition

Accounts	Financial statements

Associates	Equity investees

Capital allowances	Tax depreciation

Capital redemption reserve	Other additional capital

Finance lease	Capital lease

Financial year	Fiscal year

Freehold	Ownership with absolute rights in perpetuity

Interests in associates and joint ventures	Securities of equity investees

Leaver costs	Termination benefits

Loans to associates and joint ventures	Indebtedness of equity investees not current

Own work capitalised	Costs of labour engaged in the construction of plant and equipment for internal use

Provision for doubtful debts	Allowance for bad and doubtful accounts receivable

Provisions	Long-term liabilities other than debt and specific accounts payable

Statement of recognised income and expense	Comprehensive income

Reserves	Shareholders’ equity other than paid-up capital

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

136     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY

Independent auditors’ report to the members of BT Group plc (the ‘company’)
We have audited the parent company financial statements of BT Group plc for the year ended 31 March 2009, which comprise the BT Group plc balance sheet, the related footnotes and the BT Group plc accounting policies. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 138 to 141. We have also audited the information in the Report on directors’ remuneration that is described as having been audited (the ‘Remuneration review’).
     We have reported separately on the consolidated financial statements of BT Group plc for the year ended 31 March 2009. This separate report is set out on page 77.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the Report on directors’ remuneration and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements and the Remuneration review in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the Remuneration review have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the parent company financial statements.
     In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises all information set out in the contents listing on page 1, except for the consolidated financial statements, the Remuneration review and parent company financial statements of BT Group plc. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the Remuneration review. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the Remuneration review are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the Remuneration review.
Opinion
In our opinion:
▶	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2009;

▶	the parent company financial statements and the Remuneration review have been properly prepared in accordance with the Companies Act 1985; and

▶	the information given in the Report of the Directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
13 May 2009

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     137

FINANCIAL STATEMENTS
FINANCIAL STATEMENTS OF BT GROUP PLC

BT Group plc accounting policies
(i) Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc. These separate financial statements of the company are presented as required by the Companies Act 1985. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.
     As permitted by Section 230(3) of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT Group plc consolidated financial statements for the year ended 31 March 2009 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’, not to present its own cash flow statement.
     The BT Group plc consolidated financial statements for the year ended 31 March 2009 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.
     The BT Group plc consolidated financial statements for the year ended 31 March 2009 contain financial instrument disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted by FRS 29 from providing its disclosure requirements in respect of its financial instruments.
(ii) Investments in subsidiary undertakings
Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.
(iii) Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.
(iv) Dividends
Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.
(v) Share capital
Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as treasury shares and presented as a deduction from shareholders’ equity at cost.
(vi) Cash
Cash includes cash in hand and bank deposits repayable on demand.
(vii) Share based payments
The company does not incur a charge for share based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.
Other information
(i) Dividends
The directors are proposing that a final dividend in respect of the year ended 31 March 2009 of 1.1 pence will be paid to shareholders on 7 September 2009, taking the full year proposed dividend in respect of the 2009 financial year to 6.5 pence (2008: 15.8 pence). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of approximately £85m (2008: £805m) has not been included in these financial statements.
(ii) Employees
The executive directors and the Chairman of BT Group plc were the only employees of the company during the 2009 financial year. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.
138     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS FINANCIAL STATEMENTS OF BT GROUP PLC

BT Group plc company balance sheet

	2009	2008
	£m	£m

Fixed assets
Investments in subsidiary undertakings[a]	10,168	10,182

Total fixed assets	10,168	10,182

Current assets
Debtors[b]	142	996
Cash at bank and in hand	13	16

Total current assets	155	1,012

Creditors: amounts falling due within one year[c]	65	184

Net current assets	90	828

Total assets less current liabilities	10,258	11,010

Capital and reserves[d]
Called up share capital	408	420
Share premium account	62	62
Capital redemption reserve	27	15
Treasury shares reserve	(1,109)	(1,843)
Profit and loss account	10,870	12,356

Total equity shareholders’ funds	10,258	11,010

[a]	Throughout 2009, the company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales. The company also held a 91% investment in Net 2S SA at 31 March 2008 (a company which changed its name to BT Services SA on 1 April 2009), which it increased to 98.9% in 2009 before selling the investment within the BT Group to BT France SA on 25 March 2009 for a consideration of £64m and a profit on disposal of £11m. The remaining change to investments in subsidiary undertakings relates to additional capital contributions in respect of share based payments (2009: £31m, 2008: £73m).
[b]	Debtors consists of amounts owed by subsidiary undertakings of £142m (2008: £996m).

[c]	Creditors consists of amounts owed to subsidiary undertakings of £15m (2008: £8m) and other creditors of £50m (2008: £176m).

[d]	Capital and reserves are shown on page 140.
The financial statements of the company on pages 138 to 141 were approved by the board of the directors on 13 May 2009 and were signed on its behalf by
Sir Michael Rake
Chairman
Ian Livingston
Chief Executive
Tony Chanmugam
Group Finance Director

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     139

FINANCIAL STATEMENTS FINANCIAL STATEMENTS OF BT GROUP PLC

BT Group plc company balance sheet continued

				Capital		Profit
	Share	Share premium		redemption	Treasury	and loss
	capital [a]	account	[b]	reserve	reserve [c]	account [c,d]	Total
	£m	£m		£m	£m	£m	£m

At 1 April 2007	432	31		2	(884)	10,597	10,178
Profit for the financial year	–	–		–	–	3,497	3,497
Dividends paid	–	–		–	–	(1,241)	(1,241)
Capital contribution in respect of share based payments	–	–		–	–	73	73
Net purchase of treasury shares	–	–		–	(1,529)	–	(1,529)
Cancellation of shares	(13)	–		13	570	(570)	–
Arising on share issues	1	31		–	–	–	32

At 1 April 2008	420	62		15	(1,843)	12,356	11,010
Profit for the financial year	–	–		–	–	502	502
Dividends paid	–	–		–	–	(1,222)	(1,222)
Capital contribution in respect of share based payments	–	–		–	–	31	31
Net purchase of treasury shares	–	–		–	(63)	–	(63)
Cancellation of shares	(12)	–		12	797	(797)	–

At 31 March 2009	408	62		27	(1,109)	10,870	10,258

[a]	The authorised share capital of the company throughout 2009 and 2008 was £13,463m, representing 269,260,253,468 ordinary shares of 5p each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2009 was £408m (2008: £420m), representing 8,151,227,029 ordinary shares of 5p each (2008: 8,401,227,029). Of the authorised but unissued share capital at 31 March 2009, nil ordinary shares (2008: 21m) were reserved to meet options granted under employee share option schemes.
[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution. The movement in share premium arose, in 2008, from shares issued in consideration for the acquisition of Net 2S SA (a company which changed its name to BT Services SA on 1 April 2009), and from the excess of proceeds received on the exercise of share options versus the cost of treasury shares issued to satisfy those exercises.
[c]	During 2009, the company repurchased 142,608,225 (2008: 539,657,691) of its own shares of 5p each, representing 2% (2008: 6%) of the called-up share capital, for consideration (including transaction costs) of £189m (2008: £1,626m). In addition, 90,626,518 shares (2008: 53,250,144) were issued from treasury to satisfy obligations under employee share schemes and executive share awards at a cost of £126m (2008: £97m), and 250,000,000 treasury shares (2008: 250,000,000) were cancelled at a cost of £797m (2008: £570m). At 31 March 2009, 409,226,885 shares (2008: 607,285,178) with an aggregate nominal value of £20m (2008: £30m) are held as treasury shares at cost.
[d]	The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £502m (2008: £3,497m). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.
140     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS
SUBSIDIARY UNDERTAKINGS AND ASSOCIATE

The tables below give brief details of the group’s principala operating subsidiariesb and associate at 31 March 2009. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation.

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[c]	of operations[d]

Basilica Computing Limited[e,f]	IT solutions provider	100% ordinary	UK

British Telecommunications plc[e]	Communication related services and products provider	100% ordinary	UK

BT Americas Inc[d,e]	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[e]	Communication related services and products provider	100% ordinary	Australia
100% preference

BT Centre Nominee 2 Limited[e]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[e]	Telecommunication service provider	100% ordinary	Ireland

BT Conferencing Inc[e]	Audio, video and web collaboration services provider	100% common	USA

BT Conferencing Video Inc[g]	Audio, video and web collaboration services provider	100% common	USA

BT Convergent Solutions Limited[e]	Communications related services and products provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SAe	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[e]	Fleet management company	100% ordinary	UK

BT France SAe	Communications related services, systems integration and products provider	100% ordinary	France

BT Frontline Pte Ltd[e,h]	Communications related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co oHG[e]	Communications related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[e]	Communications related services	100% ordinary	India

BT Global Services Limited[e]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited[e]	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[e]	Communication related services and products provider	100% ordinary	Hong Kong
100% preference

BT Infrastructures Critiques[e,i]	IT systems and network provider	100% ordinary	France

BT INS Inc[e]	Information telecommunication consulting and software solutions provider	100% common	USA

BT Italia SpA[e]	Communication related services and products provider	97.3% ordinary	Italy

BT Limited[e]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NVe	Communication related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited[e]	Payment services provider	100% ordinary	UK

BT Professional Services Nederland BVe	Systems integration and application development	100% ordinary	Netherlands

BT Services SAe,i	Technology consulting and engineering services	98.9% ordinary	France

BT Singapore Pte Ltd[e]	Communications related services and products provider	100% ordinary	Singapore

BT US Investments Limited[b,e]	Investment holding company	100% ordinary	Jersey

Communications Global Network Services Limited[d,e]	Communication related services and products provider	100% ordinary	International

Communications Networking Services (UK)[e]	Communication related services and products provider	100% ordinary	UK

dabs.com plc[e]	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[e]	Global managed network service provider	100% common	USA

Infonet USA Corporation[e]	Global managed network service provider	100% common	USA

Radianz Americas Inc[e]	Global managed network service provider	100% preference	USA
100% common

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except for BT US Investments Limited which changed its reporting date to 31 October in order to meet its corporate objectives.
[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the USA and Bermuda respectively.
[e]	Held through intermediate holding company.
[f]	On 1 April 2009, Basilica Computing Limited sold its business and net assets to BT Lynx Limited. BT Lynx Limited changed its name to BT Engage Limited on 1 April 2009.
[g]	In June 2008, Wire One Communications Inc changed its name to BT Conferencing Video Inc.
[h]	In April 2008, Frontline Technologies Corporation Limited changed its name to BT Frontline Pte Ltd.
[i]	On 1 April 2009, BT Infrastructures Critiques sold its business and net assets to Net2S SA. Net2S SA changed its name to BT Services SA on 1 April 2009.

		Share capital
			Percentage	Country
Associate	Activity	Issued[j]	owned[l]	of operations[k]

Tech Mahindra Limited	IT systems integrator and transformation consultancy provider	121,733,634	34.5%	India

[j]	Issued share capital comprises ordinary or common shares, unless otherwise stated.
[k]	Incorporated in the country of operations.
[l]	Held through an intermediate holding company.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     141

FINANCIAL STATEMENTS
QUARTERLY ANALYSIS OF REVENUE AND PROFIT

	Unaudited
Quarters	1st	2nd	3rd	4th	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m

Revenue	5,177	5,303	5,437	5,473	21,390
Other operating income	90	107	71	71	339
Operating costs	(4,625)	(4,740)	(5,264)	(6,689)	(21,318)

Operating profit (loss)	642	670	244	(1,145)	411
Net finance expense	(130)	(159)	(180)	(151)	(620)
Share of post tax profits of associates and joint ventures	1	5	52	17	75

(Loss) profit before taxation	513	516	116	(1,279)	(134)
Taxation	(115)	(116)	(19)	303	53

(Loss) profit for the period	398	400	97	(976)	(81)

Basic (loss) earnings per share	5.1p	5.2p	1.3p	(12.6)p	(1.1)p

Diluted (loss) earnings per share	5.1p	5.2p	1.3p	(12.6)p	(1.1)p

Profit (loss) before specific items and taxation	540	554	80	(936)	238

Basic earnings (loss) per share before specific items	5.4p	5.6p	0.8p	(8.5)p	3.2p

Adjusted basic earnings per share[a]	5.4p	5.6p	3.9p	3.6p	18.4p

Diluted earnings (loss) per share before specific items	5.3p	5.5p	0.8p	(8.5)p	3.2p

[a]	Adjusted results refer to the amounts before contract and financial review charges recorded within BT Global Services and specific items.

	Unaudited
Quarters	1st	2nd	3rd	4th	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m

Revenue	5,033	5,095	5,154	5,422	20,704
Other operating income	66	73	74	136	349
Operating costs	(4,441)	(4,647)	(4,646)	(4,963)	(18,697)

Operating profit	658	521	582	595	2,356
Net finance expense	(55)	(92)	(134)	(97)	(378)
Share of post tax losses of associates and joint ventures	(3)	(3)	(2)	(3)	(11)
Profit (loss) on disposal of associate	–	9	1	(1)	9

Profit before taxation	600	435	447	494	1,976
Taxation	8	(96)	(82)	(68)	(238)

Profit for the period	608	339	365	426	1,738

Basic earnings per share	7.4p	4.2p	4.5p	5.4p	21.5p
Diluted earnings per share	7.2p	4.1p	4.4p	5.3p	21.1p

Profit before specific items and taxation	650	617	581	658	2,506

Basic earnings per share before specific items	5.9p	5.7p	5.7p	6.5p	23.9p
Diluted earnings per share before specific items	5.8p	5.6p	5.6p	6.4p	23.4

	Unaudited
Quarters	1st	2nd	3rd	4th	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m

Revenue	4,864	4,941	5,126	5,292	20,223
Other operating income	50	52	55	76	233
Operating costs	(4,255)	(4,334)	(4,626)	(4,700)	(17,915)

Operating profit	659	659	555	668	2,541
Net finance (expense) income	(46)	(55)	77	(70)	(94)
Share of post tax profits of associates and joint ventures	2	5	7	1	15
Profit on disposal of associate	–	20	–	2	22

Profit before taxation	615	629	639	601	2,484
Taxation	(151)	(154)	819	(146)	368

Profit for the period	464	475	1,458	455	2,852

Basic earnings per share	5.6p	5.7p	17.6p	5.5p	34.4p
Diluted earnings per share	5.5p	5.6p	17.1p	5.3p	33.6p

Profit before specific items and taxation	615	632	616	632	2,495

Basic earnings per share before specific items	5.6p	5.7p	5.6p	5.8p	22.7p
Diluted earnings per share before specific items	5.5p	5.6p	5.5p	5.6p	22.2p

142     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS
SELECTED FINANCIAL DATA

The group’s consolidated financial statements for 2009, 2008, 2007, 2006 and 2005 were prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.
Summary of group income statement

	2009	2008	2007	2006	2005
Year ended 31 March	£m	£m	£m	£m	£m

Revenue	21,390	20,704	20,223	19,514	18,429
Other operating income	339	349	233	227	551
Operating costs	(21,318)	(18,697)	(17,915)	(17,246)	(15,988)

Operating profit
Before specific items[a]	819	2,895	2,713	2,633	2,693
Specific items[a]	(408)	(539)	(172)	(138)	299

	411	2,356	2,541	2,495	2,992
Net finance expense
Net finance expense before specific items[a]	(620)	(378)	(233)	(472)	(599)
Specific items[a]	–	–	139	–	–

	(620)	(378)	(94)	(472)	(599)
Share of post tax profits (losses) of associates and joint ventures
Before specific items[a]	39	(11)	15	16	(39)
Specific items[a]	36	–	–	–	–

	75	(11)	15	16	(39)
Profit on disposal of associates and joint ventures – specific items[a]	–	9	22	1	–
(Loss) profit before taxation and specific items
Before specific items[a]	238	2,506	2,495	2,177	2,080
Specific items[a]	(372)	(530)	(11)	(137)	274

	(134)	1,976	2,484	2,040	2,354
Taxation
Before specific items[a]	10	(581)	(611)	(533)	(541)
Specific items[a]	43	343	979	41	16

	53	(238)	368	(492)	(525)
(Loss) profit for the year
Before specific items[a]	248	1,925	1,884	1,644	1,539
Specific items[a]	(329)	(187)	968	(96)	290

	(81)	1,738	2,852	1,548	1,829

Year ended 31 March	2009	2008	2007	2006	2005

Average number of shares used in basic earnings per share (millions)	7,724	8,066	8,293	8,422	8,524
Average number of shares used in diluted earnings per share (millions)	7,771	8,223	8,479	8,537	8,581
Basic (loss) earnings per share	(1.1)p	21.5p	34.4p	18.4p	21.5p
Diluted (loss) earnings per share	(1.1)p	21.1p	33.6p	18.1p	21.3p
Dividends per share[c]	6.5p	15.8p	15.1p	11.9p	10.4p
Dividends per share, cents[b,c]	9.3c	31.4c	29.7c	20.7c	19.5c

[a]	A definition of specific items is provided in the accounting policies section on page 79. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way the financial performance is measured by management.

[b]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

[c]	Dividends per share represents the dividend proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.
The following table reconciles (loss) profit before taxation to adjusted profit before taxation,d an additional non-GAAP measure used in 2009.

(Loss) profit before taxation	(134)	1,976	2,484	2,040	2,354
Contract and financial review charges	1,639	–	–
Specific items	372	530	11	137	(274)

Adjusted profit before taxation[d]	1,877	2,506	2,495	2,177	2,080

Adjusted basic earnings per share[d]	18.4p	23.9p	22.7p	19.5p	18.1p

Adjusted diluted earnings per share[d]	18.4p	23.4p	22.2p	19.2p	17.9p

[d]	Adjusted results refer to the results before the contract and financial review charges recorded within BT Global Services and specific items and are ‘non-GAAP measures’ provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 33, 47 and 48.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     143

FINANCIAL STATEMENTS SELECTED FINANCIAL DATA

Summary of group cash flow statement

	2009	2008	2007	2006	2005
Year ended 31 March	£m	£m	£m	£m	£m

Net cash inflow from operating activities	4,706	5,486	5,210	5,387	5,574
Net cash (outflow) inflow from investing activities	(2,954)	(3,664)	(2,778)	214	(1,843)
Net cash used in financing activities	(1,865)	(1,430)	(2,898)	(5,278)	(3,529)
Effect of exchange rate changes on cash and cash equivalents	54	25	(35)	–	–

Net (decrease) increase in cash and cash equivalents	(59)	417	(501)	323	202
Cash and cash equivalents at the start of the year	1,174	757	1,258	935	733

Cash and cash equivalents at the end of the year	1,115	1,174	757	1,258	935

Summary of group balance sheet

	2009	2008	2007	2006	2005
At 31 March	£m	£m	£m	£m	£m

Intangible assets	3,788	3,355	2,584	1,908	1,379
Property, plant and equipment	15,405	15,307	14,997	15,222	15,266
Retirement benefit asset	–	2,887	–	–	–
Other non current assets	4,068	1,280	759	1,153	1,567

	23,261	22,829	18,340	18,283	18,212
Current assets less current liabilities	(3,339)	(3,181)	(3,757)	(3,063)	(2,783)

Total assets less current liabilities	19,922	19,648	14,583	15,220	15,429
Non current loans and other borrowings	(12,365)	(9,818)	(6,387)	(7,995)	(7,744)
Retirement benefit obligations	(3,973)	–	(389)	(2,547)	(4,807)
Other non current liabilities	(3,415)	(4,398)	(3,535)	(3,071)	(2,783)

Total assets less liabilities	169	5,432	4,272	1,607	95

Called up share capital	408	420	432	432	432
Share premium account	62	62	31	7	3
Capital redemption reserve	27	15	2	2	2
Other reserves	1,301	(527)	88	364	762
Retained (loss) earnings	(1,656)	5,439	3,685	750	(1,154)

Total parent shareholders’ equity	142	5,409	4,238	1,555	45
Minority interests	27	23	34	52	50

Total equity	169	5,432	4,272	1,607	95

144     BT GROUP PLC ANNUAL REPORT & FORM 20-F

FINANCIAL STATEMENTS
FINANCIAL STATISTICS

	2009	2008	2007	2006	2005

Financial ratios
Adjusted basic earnings per share – pence[a]	18.4	23.9	22.7	19.5	18.1
Reported basic (loss) earnings per share – pence	(1.1)	21.5	34.4	18.4	21.5
Adjusted return on capital employed (unaudited)[a,b]	15.1	17.7	17.6	18.1	18.2
Reported return on capital employed (unaudited)[b]	2.9	14.4	16.5	17.1	20.0
Adjusted interest cover before net pension finance income[c] – times (unaudited)	2.6	3.6	4.2	3.6	3.4
Reported interest cover[d]– times (unaudited)[d]	0.7	6.2	27.0	5.3	5.0

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Expenditure on research and development
Research and development expense	590	532	378	326	257
Amortisation of internally developed computer software	431	325	314	161	95

Total	1,021	857	692	487	352

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Expenditure on property, plant and equipment and software
Plant and equipment
Transmission equipment	1,067	1,117	1,209	1,429	1,488
Exchange equipment	44	83	118	80	143
Other network equipment	899	1,060	854	727	648
Computers and office equipment	140	181	149	138	187
Motor vehicles and other	912	876	877	715	474
Land and buildings	23	33	61	68	64

	3,085	3,350	3,268	3,157	3,004
Increase (decrease) in engineering stores	3	(11)	(21)	(15)	7

Total expenditure on property, plant and equipment	3,088	3,339	3,247	3,142	3,011
(Decrease) increase in payables	(6)	(24)	51	(202)	45

Cash outflow on purchase of property, plant and equipment and software	3,082	3,315	3,298	2,940	3,056

[a]	Adjusted results refer to the results excluding the contract and financial review charges recorded within BT Global Services and specific items.

[b]	The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred tax assets, cash and cash equivalents, derivative financial assets and investments.

[c]	The number of times net finance expense before net pension finance income is covered by adjusted operating profit.

[d]	The number of times net finance expense is covered by total operating profit.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     145

FINANCIAL STATEMENTS
OPERATIONAL STATISTICS

All values (’000) unless otherwise stated.	Unaudited
As at 31 March	2009	2008	2007	2006	2005

BT Global Services
Networked IT services sales order value (£m)[a]	5,473	4,985	5,209	5,391	7,161
Other order intake (£m)[a]	2,571	3,040	4,090	3,607	2,465

Total sales order value (£m)[a]	8,044	8,025	9,299	8,998	9,626

BT Retail
Broadband lines (UK)	4,757	4,402	3,659	2,668	1,780
Broadband lines (UK): BT’s retail share of installed base	34%	35%	34%	33%	35%
Exchange lines (UK)	20,665	22,543	23,900	25,709	27,878
BT Vision installed base	423	214	–	–	–
Average annual revenue per consumer household user (ARPU)[b] (£)	287	274	262	251	254
% consumer contracted revenues[c]	71%	70%	68%	67%	64%

BT Wholesale
Broadband lines (UK) (Non-BT ISPs)	3,305	3,983	5,168	5,092	3,243

Openreach
Full and shared unbundled local loops	5,749	4,300	1,910	356	41
Wholesale line rental (lines)	5,647	4,666	4,227	2,874	1,026

BT Group
Total employees (000)	107.0	111.9	106.2	104.4	102.1

Broadband lines (UK):
BT Retail	4,757	4,402	3,659	2,668	1,780
BT Wholesale	3,305	3,983	5,168	5,092	3,243
Openreach	5,749	4,300	1,910	356	41

Total broadband lines	13,811	12,685	10,737	8,116	5,064

Exchange lines (UK):
BT Retail	20,665	22,543	23,900	25,709	27,878
Openreach	5,647	4,666	4,227	2,874	1,026

Total exchange lines	26,312	27,209	28,127	28,583	28,904

[a]	Rolling 12 month order intake.

[b]	Rolling 12 month consumer revenue, less mobile POLOs, divided by average number of primary lines.

[c]	Includes line rental, broadband, select services and packages.
146     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION

148 INFORMATION FOR SHAREHOLDERS

160 CROSS REFERENCE TO FORM 20–F

163 GLOSSARY OF TERMS

166 INDEX

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     147

ADDITIONAL INFORMATION
INFORMATION FOR SHAREHOLDERS

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: revenue; EBITDA before specific items and leaver costs; expected levels of free cash flow; expected levels of net finance expense on pension obligations; dividends per share; expected cost savings; expected reductions in capital expenditure and operating costs; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth opportunities in networked IT services, broadband and mobility; BT’s network development and 21CN; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; capital expenditure and investment plans (including expected reductions in capital expenditure); adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of BT Global Services’ revised operating model and restructuring plan not being achieved; the results of the pension fund actuarial valuation; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Principal risks and uncertainties on pages 29 to 31. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
148     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Stock exchange listings
The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT’. American Depositary Shares (ADSs), each representing ten ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.
Share and ADS prices

	pence per		US$ per
	ordinary share		ADS
	High	Low	High	Low
	pence	pence	US$	US$

Financial years ended 31 March
2005	216.25	169.25	40.93	30.34
2006	235.00	196.50	41.71	35.34
2007	321.75	209.25	62.96	37.08
2008	336.75	205.50	68.55	40.86
2009	235.50	71.40	46.20	9.80

Financial year ended 31 March 2008
1 April – 30 June 2007	333.00	306.25	66.58	60.58
1 July – 30 September 2007	336.75	295.00	68.55	59.92
1 October – 31 December 2007	327.75	272.75	68.09	53.92
1 January – 31 March 2008	280.25	205.50	54.55	40.46

Financial year ended 31 March 2009
1 April – 30 June 2008	235.50	198.40	46.20	39.47
1 July – 30 September 2008	217.50	158.90	42.60	27.67
1 October – 31 December 2008	167.60	110.00	29.11	16.98
1 January – 31 March 2009	143.30	71.40	21.31	9.80

Months
November 2008	115.10	135.20	21.01	16.98
December 2008	143.50	131.50	22.21	19.19
January 2009	143.30	104.90	21.31	14.98
February 2009	108.60	86.00	16.11	12.22
March 2009	87.00	71.40	12.20	9.80
April 2009	94.00	79.70	13.73	11.64
1 May – 8 May 2009	96.60	92.00	14.67	13.67

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange composite tape.
     Fluctuations in the exchange rate between the pound Sterling and the US dollar affect the dollar equivalent of the pound Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.
Capital gains tax
The rights issue in June 2001 and the demerger of O2 in November 2001 adjusted the value, for capital gains tax (CGT) purposes, of BT shares.
Rights issue
An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 159).
Demerger of O2 – CGT calculation
The confirmed official opening prices for BT Group and O2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to O2. Accordingly, for CGT calculations, the base cost of BT Group shares and O2 shares is calculated by multiplying the acquisition cost of a BT shareholding by 77.544% and 22.456%, respectively.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     149

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Analysis of shareholdings at 31 March 2009

	Ordinary shares
	of 5p each
			No. of
	Number of	Percentage	shares held	Percentage
Range	holdings	of total	millions	of total

1 – 399	443,717	37.98	93	1.14
400 – 799	321,773	27.54	180	2.21
800 – 1,599	231,899	19.85	259	3.18
1,600 – 9,999	163,860	14.03	488	5.99
10,000 – 99,999	5,879	0.50	106	1.30
100,000 – 999,999	642	0.05	232	2.85
1,000,000 – 4,999,999	316	0.03	740	9.08
5,000,000 and above[a,b,c,d]	182	0.02	6,052	74.25

Total[e]	1,168,268	100.00	8,151	100.00

[a]	9.3m shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]	Under the BT Group Employee Share Investment Plan, 75.9m shares were held in trust on behalf of 76,678 participants who were beneficially entitled to the shares. 234m shares were held in the corporate nominee BT Group EasyShare on behalf of 106,296 beneficial owners.
[c]	198m shares were represented by ADSs. Analysis by size of holding is not available for this holding.
[d]	406m shares were held as treasury shares.
[e]	12.8% of the shares were in 1,145,398 individual holdings, of which 86,257 were joint holdings, and 87.2% of the shares were in 22,870 institutional holdings.
As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.
     At 8 May 2009, there were 8,151,227,027 ordinary shares outstanding including 406,435,127 shares held as treasury shares. At the same date, approximately 20m ADSs (equivalent to 200m ordinary shares, or approximately 2.5% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,426 record holders of ADRs.
     At 31 March 2009, there were 3,676 shareholders with a US address on the register of shareholders.
Dividends
A final dividend in respect of the year ended 31 March 2008 was paid on 15 September 2008 to shareholders on the register on 22 August 2008, and an interim dividend in respect of the year ended 31 March 2009 was paid on 9 February 2009 to shareholders on the register on 30 December 2008. The final dividend in respect of the year ended 31 March 2009, if approved by shareholders, will be paid on 7 September 2009 to shareholders on the register on 14 August 2009.
     The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid see Taxation of dividends on page 156. Dividends have been translated from pounds Sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	per ordinary share			per ADS			per ADS
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
Financial years ended 31 March	pence	pence	pence	£	£	£	US$	US$	US$

2005	3.90	6.50	10.40	0.390	0.650	1.040	0.724	1.195	1.919
2006	4.30	7.60	11.90	0.430	0.760	1.190	0.747	1.415	2.162
2007	5.10	10.00	15.10	0.510	1.000	1.510	0.991	1.972	2.963
2008	5.40	10.40	15.80	0.540	1.040	1.580	1.030	1.833	2.863
2009	5.40	1.10	6.50	0.540	0.110	0.650	0.765	–[a]	–[a]

[a]	Qualifying holders of ADSs on record as of 14 August 2009 are entitled to receive the final dividend which will be paid to ADS holders on 15 September 2009, subject to approval at the AGM. The US dollar amount of the final dividend of 100 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 8 September 2009, the date of payment to holders of ordinary shares.
As dividends paid by the company are in pounds Sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.
Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 159). Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the Dividends page of our website at www.bt.com/investorcentre
150     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Dividend investment plan
Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market.
     Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence

2005 interim	7 February 2005	209.95
2005 final	5 September 2005	220.25
2006 interim	13 February 2006	214.50
2006 final	11 September 2006	250.98
2007 interim	12 February 2007	320.54
2007 final	17 September 2007	316.21
2008 interim	11 February 2008	232.08
2008 final	15 September 2008	174.38
2009 interim	9 February 2009	107.04

Global Invest Direct
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on +1 800 428 4237 (toll free within the USA), or on written request to the ADR Depositary.
Total shareholder return
Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. Over the last five years (as shown in the first TSR chart below), BT’s TSR is negative 40.5% compared with the FTSE 100 TSR of positive 7.0%. BT’s poor TSR performance is largely due to the volatile share price during the 2009 financial year, with the share price touching an all time low of 70.2p. BT’s TSR for the 2009 financial year was negative 60.2%, compared with the FTSE 100 TSR which was negative 28.2% and the FTSEurofirst 300 Telco Index TSR which was negative 20.5%. In the period between the demerger on 19 November 2001 and 31 March 2009, BT’s TSR was negative 59.5%, compared with negative 26.1% for the FTSEurofirst 300 Telco Index. The FTSE 100 TSR over the same period was negative 3.9%.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     151

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Results announcements
Expected announcements of results:

Results for the 2010 financial year	Date[a]

1st quarter	30 July 2009
2nd quarter and half year	12 November 2009
3rd quarter and nine months	February 2010
4th quarter and full year	May 2010
2010 Annual reports published	May 2010

[a]	Date may be subject to change.
Individual savings accounts (ISAs)
Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited, 1 Lovell Park Road, W.Yorkshire, Leeds LS1 1NS (telephone 0870 242 5588). ISAs are also offered by other organisations.
ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at www.sharegift.org or telephone 020 7930 3737, or can be obtained from the Shareholder Helpline (see page 159).
Unclaimed Assets Register
BT, along with many other leading UK companies, subscribes to Experian’s Unclaimed Assets Register (UAR), a register of individuals owed unclaimed financial assets such as shareholdings and dividends. UAR provides members of the public with a search device to trace lost assets. For further information visit www.uar.co.uk or telephone 0870 241 1713.
Exchange rates
BT publishes its consolidated financial statements expressed in pounds Sterling. The following tables detail certain information concerning the exchange rates between pounds Sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2009	2008	2007	2006	2005

Period end	1.43	1.99	1.97	1.74	1.89
Average[a]	1.70	2.01	1.91	1.78	1.85
High	2.00	2.11	1.99	1.92	1.95
Low	1.37	1.94	1.74	1.71	1.75

[a]	The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

						Month

	April	March	February	January	December	November
	2009	2009	2009	2009	2008	2008

High	1.50	1.47	1.49	1.53	1.55	1.61
Low	1.44	1.38	1.42	1.37	1.44	1.48

On 8 May 2009, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.50 to £1.00.
152     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Share buy back
The following table gives details of the purchase by BT of its own shares during 2009. The share buy back programme was suspended with effect from 31 July 2008.

			Total number of	Maximum number of
			shares purchased as	shares that may yet
		Average price paid	part of publicly	be purchased under
	Total number of	per share (pence – net	announced plans or	the plan or
Calendar month[a]	shares purchased	of dealing costs)	programmes	programmes[b]

April 2008	39,630,000	£2.20	39,630,000	380,062,309
May 2008	24,200,000	£2.26	24,200,000	355,862,309
June 2008	48,188,225	£2.14	48,188,255	307,674,084
July 2008	30,590,000	£2.02	30,590,000	277,084,084

	142,608,225	£2.15	142,608,225	277,084,084

[a]	Purchases made from April 2008 to 16 July 2008 were made in accordance with a resolution passed at the AGM held on 19 July 2007.

[b]	Purchases from 17 July 2008 to 25 July 2008 were made in accordance with a resolution passed at the AGM on 16 July 2008.
Memorandum and Articles of Association
The following is a summary of the principal provisions of BT’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.
Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.
Articles
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (ie in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).
(a) Voting rights
Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.
     No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.
(b) Variation of rights
Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or
(ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.
At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).
     The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     153

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

(c) Changes in capital
The company may by ordinary resolution:
(i)	consolidate and divide all or any of its share capital into shares of a larger amount;

(ii)	divide all or part of its share capital into shares of a smaller amount;

(iii)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and

(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.
(d) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.
     The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.
     Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.
(e) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.
(f) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.
     The Board may refuse to register any transfer of any share held in certificated form:
(i)	which is in favour of more than four joint holders; or

(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.
Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.
     If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.
     The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.
(g) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.
(h) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition.
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ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

(i) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.
(j) Directors
Directors’ remuneration
Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the retail prices index (as defined by Section 989 Income Tax Act 2007) for any 12 month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.
Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
     Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he or she is interested as set out in the Articles.
     Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he or she is interested to any extent or ratify any particular contract carried out in breach of those provisions.
Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);

(ii)	have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);

(iii)	hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and

(iv)	alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that they are interested in a contract with BT they must tell the other directors.
Retirement of directors
No one is prevented from being or becoming a director because they have reached the age of 70.
     At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, must retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.
Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35bn.
Material contracts
Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     155

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Taxation (US Holders)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.
     For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more United States persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.
     In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom–United States Convention relating to estate and gift taxes, and (iii) the United Kingdom–United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.
     US Holders should consult their own tax advisors as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.
Taxation of dividends
Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for United Kingdom tax purposes in the United Kingdom or unless a US holder of ordinary shares or ADSs carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or, in the case of a company, a permanent establishment in the UK, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.
     For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts the British pounds into US dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert the British pounds into US dollars on the date of receipt generally will have a tax basis in the British pounds equal to their US dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of the British pounds generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.
     For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ‘passive income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.
     There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.
     Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.
156     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Taxation of capital gains
Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for United Kingdom tax purposes in the United Kingdom or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the United Kingdom through a branch, agency, or in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.
     A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom on or after 17 March 1998 or who falls to be regarded as resident outside the United Kingdom for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the United Kingdom or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the United Kingdom to United Kingdom tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the United Kingdom or is Treaty non-resident at the time of disposal.
     For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.
     A US Holder’s tax basis in an ordinary share will generally be its US dollar cost. The US dollar cost of an ordinary share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.
Passive foreign investment company status
A non-US corporation will be classified as a Passive Foreign Investment Company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ending 31 March 2009. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.
US information reporting and backup withholding
Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are United States persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not United States persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
UK stamp duty
A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     157

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.
UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid.
Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.
Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, USA. These reports may be accessed via the SEC’s website at www.sec.gov
Publications
BT produces a series of reports on the company’s financial, compliance, social and environmental performance. Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings), are available to shareholders on request and can be accessed at www.bt.com/aboutbt More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/betterworld

Document	Publication date

Summary financial statement & Notice of Meeting	May
Annual Report & Form 20-F	May
Changing World: Sustained Values	May
EAB Annual Report	May
Quarterly results releases	July, November, February and May
Current Cost Financial Statements	September
Statement of Business Practice (The Way We Work)	January 2009

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or, alternatively, contact our Registrars in the UK, at the address below.
Electronic communication
Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline (see page 159).
158     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION INFORMATION FOR SHAREHOLDERS

Shareholder communication
BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.
     All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors and analysts, industry analysts and journalists.
     An online version of this document is available at www.bt.com/annualreport
Private shareholders
If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below.
     Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.
Shareholder helpline
Tel: Freefone 0808 100 4141
Fax: 01903 833371
Textphone: Freefone 0800 169 6907
From outside the UK:
Tel: +44 121 415 7178
Fax: +44 1903 833371
Textphone: +44 121 415 7028
e-mail: bt@equiniti.com
Website: www.shareview.co.uk

The Registrar	ADR Depositary
Equiniti	JPMorgan Service Center
Aspect House	PO Box 358409
Spencer Road	Pittsburg, PA
Lancing	15252-8409 USA
West Sussex	Tel: +1 800 634 8366 (toll free in the USA and Canada)
BN99 6DA	or +1 201 680 6630 (from outside the USA and Canada)
Website: www.equiniti.com	e-mail: jpmorganadr@mellon.com
Website: www.adr.com
General enquiries
BT Group plc
BT Centre
81 Newgate Street
London EC1A 7AJ
United Kingdom
Tel: 020 7356 5000
Fax: 020 7356 5520
From outside the UK:
Tel: +44 20 7356 5000
Fax: +44 20 7356 5520
Institutional investors and analysts
Institutional investors and equity research analysts may contact Investor Relations on:
Tel: 020 7356 4909
Fax: 01908 860 884
e-mail: investorrelations@bt.com
Industry analysts may contact:
Tel: 020 7356 5631
Fax: 020 7356 6546
e-mail: industryenquiry@bt.com
A full list of BT contacts and an electronic feedback facility is available at www.bt.com/talk

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     159

ADDITIONAL INFORMATION
CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Selected financial data	143
		Information for shareholders
		Exchange rates	152
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Other matters
		Principal risks and uncertainties	29

4	Information on the company
4A	History and development of the company	Business review
		Introduction	8
		How we are structured	10
		Other matters
		Acquisitions and disposals	28
		Financial review
		Balance sheet
		Capital expenditure	42
		Acquisitions	42
4B	Business overview	Business review	8
		Financial review
		Introduction to the financial review
		Line of business results	33
		Operational statistics	146
		Information for shareholders
		Cautionary statement regarding forward-looking statements	148
4C	Organisational structure	Business review
		Introduction	8
		Subsidiary undertakings and associate	141
4D	Property, plants and equipment	Other matters
		Our property portfolio	29
		Financial statistics	145

5	Operating and financial review and prospects
5A	Operating results	Financial review	32
		Consolidated financial statements
		Accounting policies	79
		Information for shareholders
		Cautionary statement regarding forward-looking statements	148
5B	Liquidity and capital resources	Financial review	32
		Information for shareholders
		Cautionary statement regarding forward-looking statements	148
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	110
		Financial commitments and contingent liabilities	117
		Financial instruments and risk management	130
5C	Research and development, patents and licences	Business review
		Our resources
		Our global research and development capability	22
		Financial statistics	145
5D	Trend information	Financial review	32
		Information for shareholders
		Cautionary statement regarding forward-looking statements	148
160     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION CROSS REFERENCE TO FORM 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

5E	Off-balance sheet arrangements	Financial review
		Balance sheet
		Off-balance sheet arrangements	44
5F	Tabular disclosure of contractual obligations	Financial review
		Balance sheet
		Capital resources	43

6	Directors, senior management and employees
6A	Directors and senior management	Board of Directors and Operating Committee	50
6B	Compensation	Report on directors’ remuneration	57
		Consolidated financial statements
		Notes to the consolidated financial statements
		Retirement benefit plans	121
		Share based payments	126
6C	Board practices	Board of Directors and Operating Committee	50
		The Board	52
		Report on directors’ remuneration	57
6D	Employees	Financial review
		Group results	33
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	126
		Operational statistics	146
6E	Share ownership	Report on directors’ remuneration	57
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share based payments	126

7	Major shareholders and related party transactions
7A	Major shareholders	Shareholders and Annual General Meeting
		Substantial shareholdings	74
		Information for shareholders
		Analysis of shareholdings at 31 March 2009	150
7B	Related party transactions	Directors’ information
		Interest of management in certain transactions	70
		Report on directors’ remuneration	57
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	116
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
		Other matters
		Legal proceedings	28
		Financial review
		Other group items
		Dividends	39
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	117
		Information for shareholders
		Dividends	150
		Memorandum and Articles of Association
		Articles
		Dividends	154
8B	Significant changes	Financial review
		Balance sheet
		Capital resources	43

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     161

ADDITIONAL INFORMATION CROSS REFERENCE TO FORM 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

9	The offer and listing
9A	Offer and listing details	Information for shareholders
		Stock exchange listings
		Share and ADS prices	149
9B	Plan of distribution	Not applicable
9C	Markets	Information for shareholders
		Stock exchange listings	149
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Information for shareholders
		Memorandum and Articles of Association	153
10C	Material contracts	Information for shareholders
		Material contracts	155
10D	Exchange controls	Information for shareholders
		Limitations affecting security holders	158
10E	Taxation	Information for shareholders
		Taxation (US Holders)	156
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Information for shareholders
		Documents on display	158
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative disclosures about market risk	Financial review
		Financial risk management	45
		Consolidated financial statements
		Accounting policies
		Financial instruments	83
		Notes to the consolidated financial statements
		Financial instruments and risk management	130

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders and use of proceeds	Not applicable

15	Controls and procedures	Business policies
		US Sarbanes-Oxley Act of 2002	73

16A	Audit committee financial expert	Business policies
		US Sarbanes-Oxley Act of 2002	73
16B	Code of ethics	Business policies
		US Sarbanes-Oxley Act of 2002	73
16C	Principal accountants’ fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit and non-audit services	129
		Report of the Audit Committee	54
16E	Purchases of equity securities by the issuer and	Information for shareholders
	affiliated purchasers	Share buy back	153
16F	Change in registrant’s reporting accountant	Not applicable
16G	Corporate Governance	The Board
		New York Stock Exchange	53

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors – Consolidated financial statements	77
		United States opinion	78
		Consolidated financial statements	79
		Quarterly analysis of revenue and (loss) profit	142
162     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION
GLOSSARY OF TERMS
1,2,3

21CN: an end-to-end, next generation IP network, designed to transform the customer experience by delivering new, converged services rapidly and cost effectively. It is one of the largest investments in the UK’s communications infrastructure by a private sector company
21CN Ethernet: a next generation wholesale Ethernet service and the first to be built on the 21CN platform. At 31 March 2009, 21CN Ethernet was available from more than 600 nodes throughout the UK
A

ADS: American Depositary Share
ARPU: average annual revenue per user
B

backhaul network: the network linking a communications provider’s network with the BT exchange broadband: comes from ‘broad bandwidth’ and is used to describe a high-capacity, two-way link between an end user and an access network supplier – capable of carrying a wide range of applications
BT Basic: offers low line rental to vulnerable customers on low income benefits
BT Business One Plan: a combined landline, mobile and broadband calling package designed for businesses
BT Conferencing: a business within BT Enterprises offering global audio, video and web collaboration services
BT Design: a BT internal functional unit responsible for the design and deployment of the platforms, systems and processes which support BT’s products and services
BT Digital Vault: a service for safeguarding files stored on customers’ PCs and laptops – including photos, emails, and other important personal information
BT Directories: a business within BT Enterprises offering directory enquiries, operator services and the phone book, as well as online and CD-ROM services
BT Engage IT: incorporates Basilica and Lynx (acquired in 2007), and offers customers a wide range of IT services, including data centre virtualisation and unified communications
BT Enterprises: a business unit within BT Retail encompassing BT Conferencing, BT Directories, BT Expedite, BT Payphones, BT Redcare and BT Shop and dabs.com
BT Expedite: a business within BT Enterprises offering specialist store integration solutions and services
BT FON: global wireless broadband access for BT Total Broadband customers using BT Openzone Wi-Fi hotspots and the connection of other BT FON members
BT Global Services: BT’s line of business providing networked IT products, services and solutions in the UK and globally
BT Home Hub 2.0: the latest release of the BT Home Hub wireless router
BT Ireland: a division of BT Retail. It operates in the consumer, business, major business and wholesale markets throughout the island of Ireland
BT Openzone: a broadband internet access service using wireless technology (Wi-Fi). Users can access email or surf the internet from around 200,000 hot spots throughout the UK and (via roaming partners) around the world
BT Operate: a BT internal functional unit responsible for the operation of the platforms, systems and processes which support BT’s products and services
BT Payphones: a business within BT Enterprises providing street, managed and private payphones and card services
BT Pension Scheme (BTPS): The BTPS (a defined benefit scheme) was closed to new members on 31 March 2001
BT Redcare: a business within BT Enterprises offering secure intelligent monitoring and tracking services, including alarm monitoring, CCTV, machine monitoring, secure mobile data solutions and vehicle tracking
BT Retail: a BT line of business offering a wide range of retail products and services to the consumer and small to medium-sized business markets
BT Retirement Plan (BTRP): a defined contribution pension arrangement that was introduced for new BT employees from 1 April 2001 and was closed to new members on 31 March 2009
BT Retirement Saving Scheme: set up on 1 April 2009 as a successor to the BT Retirement Plan and the Syntegra Ltd Flexible Pensions Plan. It is a contract based, defined contribution arrangement
BT Tradespace: an online trading community that brings businesses and individual sellers together with potential customers and partners
BT Total Broadband: a comprehensive range of broadband packages. Powered by download speeds of up to 8Mb, it offers free internet voice calls, free video calls, and a suite of security software
BT Vision: next generation TV service combining the appeal of TV with the interactivity of broadband
BT Wholesale: a BT line of business providing network services and solutions within the UK. It services more than 700 communications providers, including other BT businesses
Business in the Community: an organisation of more than 700 of the UK’s top companies committed to improving their positive impact on society
C

Childline: the UK’s free, 24-hour helpline for children in distress or danger cloud computing: a type of computing that relies on sharing computer resources rather than having local servers or personal devices to handle applications
CP: communications provider
CPS: carrier pre-selection enables customers to choose to have certain call types carried by another network operator
CRM: customer relationship management
CR: corporate responsibility
D

dabs.com: one of the UK’s leading internet retailers of IT and technology products
DBP: BT Group Deferred Bonus Plan – a plan where share awards are granted to selected employees of the group
Dow Jones Sustainability Index: assesses 2,500 companies worldwide on their performance in areas such as corporate governance and ethical practices, investor relations, environmental management, community investment, human rights, health and safety, diversity, supply chain and risk management
DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     163

ADDITIONAL INFORMATION GLOSSARY OF TERMS

E

EBITDA: earnings before interest, taxation, depreciation and amortisation
Ethernet: a popular standard or protocol for linking computers into a local area network. Our Ethernet portfolio gives our CP customers a wide choice of high-bandwidth circuits
EMP: Equivalence Management Platform – Openreach’s transactional platform that underpins all its interactions with communications providers. It can process up to 100,000 orders a day
EPS: earnings per share
ESIP: Employee Share Investment Plan – a plan under which BT can provide free shares to employees, and employees can buy shares in BT from pre-tax salaries
ESPP: BT Group Employee Stock Purchase Plan – a plan for employees in the US which enables them to purchase American Depositary Shares (ADSs)
F

Friends & Family Mobile: a calling plan that offers discounts of up to 40% on calls to mobiles
FTTC: fibre to the cabinet
FTTP: fibre to the premises
G

Gb: gigabits (per second)
GLOP: BT Group Legacy Option Plan – a legacy share option plan which is no longer operated by the group
GSOP: BT Group Global Share Option Plan – a legacy share option plan which is no longer operated by the group
I

IASB: International Accounting Standards Board – the board which sets International Financial Reporting Standards
ICT: information and communication technology
IFRS: International Financial Reporting Standards
IP: internet protocol – a packet-based protocol for delivering data -including voice and video - across networks
I-Plate: a self-installable device that can be fitted to a master telephone socket to improve broadband speeds by eliminating electrical interference
ISDN: integrated services digital network – an all digital network that enables a host of services to be carried together on the same circuits. It makes it possible for any two compatible pieces of connected equipment to talk to each other
ISO 14001: the environmental management standard
ISP: internet service provider
ISP: BT Group Incentive Share Plan
L

LAN: local area network – a network that operates within a limited geographical area, such as in a building. It connects a variety of data devices, such as PCs, servers and printers at a very high data rate
LLU: local loop unbundling – the process whereby BT’s exchange lines are physically disconnected from BT’s network and connected to other communications providers’ networks. This enables operators, other than BT, to use the company’s local loop to provide services to customers
M

MNS – managed network solutions: BT Wholesale’s broad portfolio of long-term managed network outsourcing and white label platform offerings designed to reduce cost and increase efficiency for our CP customers
MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service
N

N3: the national broadband network that BT is building for the NHS narrowband: non-broadband, fixed access network or line
NCC: network charge control
NGA: Next Generation Access – a fibre based, super-fast broadband platform, which we plan to roll out to around ten million UK homes and businesses by 2012. It will run on the 21CN core infrastructure
O

Ofcom: the independent regulator and competition authority for the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services
Openreach: Openreach looks after the ‘first mile’ of network, from the exchange through to homes and businesses. Its role is to provide services to all communications providers – including other BT lines of business – on a fair, equal and open basis
P

PPC: partial private circuit
PSTN: public switched telephone network
Q

Queen’s Award for Enterprise: the UK’s most prestigious award for business performance
R

right first time: the most important measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations
Route2Learn (R2L): our internal learning management system
RSP: BT Group Retention Share Plan – a plan where share awards are granted to selected employees of the group
S

SME: small or medium-sized enterprise
SMP: significant market power
Super-fast broadband: see next generation access
T

TSR: Total shareholder return – a corporate performance measure used to measure BT against a comparator group of companies from the European telecom sector at the beginning of the relevant performance period
164     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION GLOSSARY OF TERMS

U

Undertakings: a series of legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach
UK GAAP: United Kingdom Generally Accepted Accounting Principles
US GAAP: United States Generally Accepted Accounting Principles
USO: universal service obligation
US SEC: US Securities and Exchange Commission
V

VoIP: voice over internet protocol – a method of transporting speech over the internet
W

WAN: wide area network – a network spread over a large geographical area
Wholesale Broadband Connect: a next generation 21CN broadband service offering a range of benefits including speeds up to 24Mb, guaranteed service level agreements, the ability to trade speed for stability and enhanced line diagnostics
Wi-Fi: wireless networking – the ability to connect to a network or a PC using radio as opposed to a physical (cabling) connection
WLR: wholesale line rental – enables communications providers to offer their own-branded telephony services over the Openreach network

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     165

ADDITIONAL INFORMATION
INDEX

A

Accounting policies 79-87
Accounting standards, interpretations and amendments to published standards 85-87
Acquisitions 42, 118-121
Acquisitions and disposals 28-29
Additional information 148-167
Alternative performance measures 47-48
Articles of Association 153-155
Associates and joint ventures 39, 108
Audit Committee, Report of the 54-55
Audit and non-audit services 129
Audit opinions 77, 78, 137
B

Balance sheet 41-44, 91, 139-140, 144
Board, the 52-53
Board of Directors and Operating Committee 50-51
Branches outside the UK 28
BT Design 19
BT Global Services 10-13
BT Operate 20
BT Retail 13-16
BT Wholesale 16-17
Business policies 71-73
Business review 8-25
C

Capital expenditure 42, 94, 95, 117
Capital gains tax 149
Capital resources 43-44
Cash and cash equivalents 83, 90, 102
Cash flow statement, group 90, 144
Cautionary statement regarding forward-looking statements 148
Chairman’s message 3
Chief Executive’s statement 4
Competition 27-28
Consolidated financial statements 79-135
Corporate responsibility 23-25
Critical accounting policies 47
Cross reference to Form 20-F 160-162
Customer service 9
D

Deferred taxation 113-114
Derivative financial instruments 84, 111-112, 131-135
Directors’ information 70
Directors’ remuneration, report on 57-69
Directors’ responsibility, statement of 76
Directors, Report of the 50-74
Dividend investment plan 151
Dividend mandate 150
Dividends 39, 82, 98, 138, 150-151, 154
Documents on display 158
E

Earnings per share 9, 39, 100-101
Electronic communication 158
Employee plans 126-129
Environment, protecting the 23
Exchange rates 152
F

Financial commitments and contingent liabilities 117
Financial data, selected 143-144
Financial instruments and risk management 130-135
Financial review 32-48
Financial risk management 45-47
Financial statements of BT Group plc 138-140
Financial statistics 145
Financial summary 2
Financing 39-42
Focus, Our 8-9
Foreign currencies 80
Free cash flow 9, 41, 48
G

Geographical information 35, 95
Global Invest Direct 151
Glossary of terms 163-165
Glossary of terms and US equivalents 136
Group results 33-36
H

How we are structured 6, 10
I

IFRS 143-145
Income statement, group 89-90
Income statement, group (summarised) 32
Independent auditors, Report of the 77, 78, 137
Individual savings accounts (ISAs) 152
Information for shareholders 148-159
Intangible assets 81, 104-105
Investments 107
L

Legal proceedings 28
Limitations affecting security holdings 158
Line of business results 33
Loans and other borrowings 110-111
M

Maintaining a sustainable business 9
Material contracts 155
Measuring our performance 9
Memorandum and Articles of Association 153-155
Minority interests 114
166     BT GROUP PLC ANNUAL REPORT & FORM 20-F

ADDITIONAL INFORMATION INDEX

N

Net debt 48, 103
Nominating Committee, Report of the 56
Non-financial corporate responsibility KPIs 24-25
Notes to the consolidated accounts 92-135
O

Off-balance sheet arrangements 44
Openreach 17-19
Operating Committee 51
Operating costs 35-36, 96
Operational statistics 146
Other matters 26-31
Other group items 36-39
Other operating income 35, 80, 95
Other reserves 115
Our relationship with HM Government 28
Outlook 9
Overview 2-6
P

Pensions 21, 42-43, 60-61, 65
Performance, Our 2009 8
Principal risks and uncertainties 29-31
Profit before taxation 39
Property, plant and equipment 81, 106-107
Property portfolio, Our 29
Provisions 83, 113
Publications 158
Q

Quarterly analysis of revenue and loss/profit 142
R

Reconciliation of movements in equity 114
Regulation 26-27
Related party transactions 116
Resources, Our 20-22
Results announcements 152
Retained (loss) earnings 116
Retirement benefit plans 121-125
Return on capital employed 42
S

Segmental analysis 92-95
Selected financial data 143-144
Share and ADS prices 149
Share buy back 153
Share capital 84, 115, 138
Share based payments 82, 126-129, 138
ShareGift 152
Shareholder communication 159
Shareholders and annual general meeting 74
Shareholdings, analysis of 150
Specific items 36-38, 97
Statement of recognised income and expense, group 89
Stock exchange listings 149
Subsidiary undertakings and associate 141
T

Taxation 39, 44-45, 82, 99-100, 138
Taxation (US Holders) 156-158
This is BT 5
Total shareholder return 151
Trade and other payables 83, 112
Trade and other receivables 83, 108-109
U

Unclaimed Assets Register 152

     BT GROUP PLC ANNUAL REPORT & FORM 20-F     167

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
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